Exhibit 99.1

NI 43-101 Technical Report

Prefeasibility Study for the Toroparu Project

Cuyuni-Mazaruni Region, Guyana

Prepared by:

Ignacio Vélez, FAusIMM

Jan Eklund, P.E.

Dawie le Roux, Pr.Eng

Kevin Leahy, C.Geol.

Chris Fourie, Pr.Eng

Pamela De Mark, P.Geo.

Prepared for:

Aris Mining Corporation

Suite 2400 - 1021 West Hastings Street

Vancouver BC V6E 0C3

Canada

Effective date: November 12, 2026

Report date: November 12, 2026

NI 43-101 Technical Report Prefeasibility Study for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana

Forward looking information

This technical report may contain or incorporate by reference information that constitutes “forward-looking information” or “forward-looking statements” (collectively, forward-looking information) within the meaning of the applicable securities legislation. All statements, other than statements of historical fact, contained or incorporated by reference in this technical report including, but not limited to, statements related to those items listed below, constitute forward-looking information. Forward-looking information involves known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of Aris Mining, including the Toroparu Project, to be materially different from the forward-looking information contained herein. When used in this technical report, such information uses words such as “aims”, “anticipates”, “assumes”, “believes”, “budget”, “committed”, “continue”, “plans”, “project”, “endeavors”, “ensures”, “estimates”, “expects”, “focus”, “forecasts”, “forward”, “guidance”, “intends”, “likely”, “opportunity”, “outlook”, “pending”, “possible”, “potentially”, “predicts”, “proposed”, “scheduled”, “seeks”, “strives”, “targets” or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “generally”, “may”, “might”, “should”, “will” or “would” occur or be achieved and any other similar terminology.

The forward-looking information contained herein reflects current expectations regarding future events and operating performance and speaks only as of the date of this technical report. Generally, forward-looking information involves significant risks and uncertainties; therefore, it should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. Undue reliance should not be placed on such statements. A number of factors could cause the actual results to differ materially from the results discussed in the forward-looking information. Although the forward-looking information is based on what management of Aris Mining believes are reasonable assumptions, Aris Mining cannot assure readers that actual results will be consistent with the forward-looking information.

This technical report includes forward-looking information pertaining to, among other things: the proposed development, construction, commissioning, ramp-up and operation of the Project, including the basis for proceeding to a construction decision and the anticipated implementation schedule; mine and processing plant designs, mining and processing methods, production schedules, stockpiling strategies, throughput, grades, recoveries, production and mine and processing life; estimates of capital, operating, sustaining and closure costs, working capital requirements, metal prices, revenues, cash flows, net present value, internal rate of return, payback periods, cash costs, all-in sustaining costs, EBITDA and other projected economic results, including the Project’s economic viability and sensitivity to changes in underlying assumptions; mineral resource and mineral reserve estimates, exploration potential and opportunities for mineral resource and mineral reserve growth and mine life extension; proposed exploration, engineering, studies and testwork, including their scope, costs, timing and anticipated outcomes and potential Project optimization; workforce, equipment, supplies, services, contractor arrangements, power generation and fuel supply and transportation; the development, upgrading, relocation, maintenance and use of on-site and off-site infrastructure and associated access arrangements; the marketability, sale and transportation of doré and concentrates and related commercial terms; Project funding, including anticipated construction funding under the Toroparu PMPA, related delivery obligations and potential amendments to that agreement; contractual payments and other obligations associated with Project development and operations; obtaining and maintaining mineral tenure, permits, licences, approvals and land and infrastructure access rights; environmental and social impacts, emissions, land use, biodiversity, water and waste management, tailings and waste rock facilities, and the implementation and anticipated effectiveness of related design, mitigation, monitoring and stakeholder engagement measures; anticipated employment, community and other socio-economic benefits, including tax and royalty contributions; and rehabilitation, closure and post-closure plans, obligations, costs and outcomes, including long-term physical and chemical stability and potential ongoing water treatment, monitoring and maintenance.

Forward-looking information is based upon a number of estimates and assumptions that, while considered reasonable by Aris Mining as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. With respect to forward-looking information contained herein, the assumptions made by Aris Mining include but are not limited to:

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•	the metal price assumptions, capital and operating cost estimates, contingency allowances, production schedule, throughput, metallurgical recoveries and ramp-up assumptions described in this technical report;
•	the environmental liabilities to which the Project is subject;
•	political, legal and regulatory developments in any jurisdiction in which Aris Mining operates being consistent with Aris Mining’s current expectations;
•	the validity of its existing title to the Property and mineral claims;
•	Aris Mining’s ability to maintain surface rights and legal access to the Property and mineral claims;
•	WPMI electing to proceed and the applicable conditions being satisfied for receipt of the construction funding assumed under the Toroparu PMPA, and sufficient additional funding being available when required for Project development and operations;
•	required permits, licences, permit variations, renewals and off-site access rights being obtained and maintained on the schedule assumed for Project development and operations;
•	required equipment, fuel, power, consumables, contractor mining, transportation, construction and other services being available on the terms and schedule assumed;
•	the proposed environmental and social management, water management and treatment, tailings and waste rock management, rehabilitation, closure and post-closure measures being implemented and achieving the performance assumed at the estimated costs;
•	experts retained by Aris Mining, technical and otherwise, being appropriately reputable and qualified;
•	the viability, economically and otherwise, of developing the Project;
•	Aris Mining’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner to meet Aris Mining’s demand;
•	ongoing stakeholder engagement, consultation and any required consent processes supporting Project development and operations, and the social and community management measures described in this technical report being effective; and
•	the impact of acquisitions, dispositions, suspensions or delays on Aris Mining’s business.

Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause the actual results to vary and, in some instances, to differ materially from those described in the forward-looking information contained in this technical report. These material risks include, but are not limited to:

•	volatility in the price of metals or certain other commodities relevant to Aris Mining’s operations, such as gold, silver, copper, diesel fuel, natural gas and electricity;
•	local environmental and regulatory requirements and delays in obtaining required environmental and other licenses;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or Guyana;
•	uncertainties and hazards associated with exploration, development and mining, including but not limited to, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding, polymetallic concentrate losses, and blockades and operational stoppages;
•	risks associated with costs, supply chain disruptions, and financial risks due to changes in tariffs, trade policies, international trade disputes, or regulatory shifts;
•	economic and political risks associated with operating in foreign jurisdictions, including emerging country risks, exchange controls, expropriation risks, political instability and corruption;
•	risks associated with capital and operating cost estimates;
•	WPMI not electing to proceed with construction funding under the Toroparu PMPA or the applicable funding conditions not being satisfied, the resulting need for alternative funding, and the absence of assurance that amendments to the Toroparu PMPA will be agreed;
•	delays in obtaining, failure to obtain or renew, or restrictive conditions imposed on, the large-scale mining licence, environmental permit variation, ancillary approvals and off-site access rights required for the planned development and operation of the Project;

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•	geological, geotechnical, hydrological, metallurgical or engineering assumptions proving inaccurate, including flooding and dewatering constraints, slope and foundation instability, saprolite handling and processing limitations, and uncertainty regarding Sona Hill metallurgical performance, or further studies and testwork requiring design or process changes that increase costs, delay development or reduce throughput, production or recoveries;
•	risks relating to water quality and discharge, including arsenic and sulphate, the effectiveness of proposed mitigation measures and the potential need for additional water treatment, and the design, construction, operation and physical and chemical stability of tailings and waste rock facilities;
•	rehabilitation, closure and post-closure measures not achieving their objectives, costs or durations exceeding the allowances in the economic analysis, additional financial assurance requirements, and the potential need for water treatment, monitoring or maintenance in perpetuity;
•	failure to secure or maintain required equipment, fuel, power, consumables, contractor mining, construction, transportation and other services or definitive agreements on the assumed commercial terms and schedule, adversely affecting Project costs, timing, production and economic results;
•	risks relating to community and Indigenous rights, consultation and any required consents, and stakeholder relations;
•	dependence of operations on construction and maintenance of adequate infrastructure;
•	fluctuations in foreign exchange or interest rates and stock market volatility;
•	operational and technical problems;
•	Aris Mining’s ability to maintain good relations with employees and contractors;
•	reliance on key personnel;
•	competition for, among other things, capital, and the acquisition of mining properties and undeveloped lands;
•	uncertainties relating to title to property and mineral resource and mineral reserve estimates;
•	risks associated with acquisitions and integration;
•	risks associated with Aris Mining’s ability to meet its financial obligations as they fall due;
•	risks that Aris Mining’s actual production may be less than is currently estimated;
•	risks associated with servicing Aris Mining’s indebtedness and additional funding requirements for exploration, operational programs or expansion properties, as well as to complete any large scale development projects;
•	risks associated with general economic factors, including ongoing economic conditions, investor sentiment, market accessibility and market perception;
•	changes in the accessibility and availability of insurance for mining operations and property;
•	environmental, sustainability and governance practices and performance;
•	risks associated with climate change;
•	risks associated with the reliance on experts outside of Canada;
•	costs associated with the decommissioning of Aris Mining’s mines and exploration properties;
•	potential conflicts of interest among the directors of Aris Mining;
•	uncertainties relating to the enforcement of civil liabilities and service of process outside of Canada;
•	risks associated with keeping adequate cyber-security measures;
•	risks associated with operating a joint venture; and
•	other factors discussed in the section entitled "Risk Factors" in Aris Mining’s Annual Information Form for the year ended December 31, 2025 which is available on Aris Mining’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and included as part of Aris Mining’s Annual Report on Form 40-F, filed with the SEC at www.sec.gov.

Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurance that forward-looking information will prove to be accurate. Forward-looking information is provided for the purpose of providing information about management’s expectations and plans relating to the future. The forward-looking information included in this technical report is qualified by these cautionary statements and those made in Aris Mining’s other filings with the securities regulators of Canada including, but not limited to, the cautionary statements made in the “Risks and Uncertainties” section of Aris Mining’s Management’s Discussion and Analysis for the three and nine

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months ended September 30, 2026 which is available on Aris Mining’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and on Aris Mining’s profile with the SEC at www.sec.gov.

The forward-looking information contained herein is made as of the date of this technical report and Aris Mining assumes no obligations to update or revise it to reflect new events or circumstances, other than as required by applicable securities laws.

Non-GAAP financial measures

This technical report refers to a number of non-GAAP financial measures, which are not measures recognized under International Financial Reporting Standards (IFRS) and do not have a standardized meaning prescribed by IFRS. These non-GAAP financial measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures reported by other issuers. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash costs – Cash cost and cash cost per ounce ($ per oz) are a common financial performance measure and ratio in the mining industry; however, they have no standard meaning under IFRS. Cash cost ($ per oz) is calculated by dividing total cash costs by the number of gold ounces projected to be produced on a payable basis.

All-in sustaining costs (AISC) – AISC and AISC ($ per oz) sold are a common financial performance measure and ratio in the mining industry; however, they have no standard meaning under IFRS. AISC is calculated by dividing AISC by the number of gold ounces projected to be produced on a payable basis.

Earnings before interest, taxes, depreciation and amortization (EBITDA) – EBITDA is a common financial performance measure in the mining industry; however, it has no standard meaning under IFRS. EBITDA represents earnings before interest, income taxes and depreciation, depletion and amortization.

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Contents

1 Summary	16
1.1 Introduction	16
1.2 Property description, location, and access	18
1.2.1 Location and access	18
1.2.2 Mineral tenure, Aris Mining’s interest, surface rights, and obligations	18
1.2.3 Agreements and encumbrances	19
1.2.4 Royalties	20
1.2.5 Significant factors and risks	21
1.3 History	21
1.4 Geological setting, mineralization, and deposit types	22
1.4.1 Regional, local, and property geology	22
1.4.2 Mineralization	22
1.4.3 Deposit types	23
1.5 Exploration	23
1.6 Drilling	23
1.7 Sampling, analysis, and data verification	23
1.7.1 Sample preparation and security measures	23
1.7.2 Quality assurance and quality control	24
1.7.3 Analytical procedures	24
1.7.4 Data verification	25
1.8 Mineral processing and metallurgical testing	25
1.8.1 Testwork history	25
1.8.2 Mineralogical testwork	25
1.8.3 Comminution testwork	25
1.8.4 Primary thickening, dewatering, and rheology	25
1.8.5 Flotation, cyanidation, and gravity recovery testwork	26
1.8.6 Metallurgical recovery	26
1.8.7 Deleterious elements	26
1.9 Mineral resource estimate	26
1.10 Mineral reserve estimate	27
1.11 Mining operations	28
1.12 Processing and recovery operations	29
1.13 Infrastructure, permitting, and compliance activities	29
1.13.1 Infrastructure	29
1.13.2 Tailings management facility	30

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1.13.3 Waste rock management facilities	31
1.13.4 Water sources and management	31
1.13.5 Offsite logistics	32
1.13.6 Power	33
1.13.7 Environmental factors	33
1.13.8 Social or community factors	34
1.13.9 Permitting factors	35
1.14 Capital and operating costs	37
1.14.1 Capital cost estimates	37
1.14.2 Operating cost estimates	38
1.15 Economic analysis	39
1.16 Exploration, development, and production	42
1.17 Conclusions	42
1.18 Recommendations	43
1.18.1 Exploration drilling recommendations	43
1.18.2 Mining recommendations	43
1.18.3 Mineral processing and metallurgical testing recommendations	44
1.18.4 Tailings management facility recommendations	45
2 Introduction	46
2.1 Issuer and purpose of the technical report	46
2.2 Source information	46
2.3 Qualified persons and personal property inspections	46
2.4 Currencies, units, and coordinate system	47
3 Reliance on other experts	48
4 Property description and location	49
4.1 Property location	49
4.2 Mineral tenure and Aris Mining’s interest	49
4.3 Royalties, agreements, and encumbrances	50
4.3.1 The Alphonso Joint Venture	50
4.3.2 The Godette Joint Venture	51
4.3.3 The Ivor Godette Joint Venture	51
4.3.4 The Toroparu Precious Metals Purchase Agreement	52
4.3.5 Royalties	52
4.4 Environmental liabilities	52
4.5 Permits	52
4.6 Significant factors and risks	53
5 Accessibility, climate, local resources, infrastructure, and physiography	54
5.1 Topography, elevation, vegetation, and climate	54

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5.2 Property access, transport, population centres, and mining personnel	54
5.3 Surface rights	54
5.4 Existing infrastructure	54
5.5 Power and water	55
6 History	56
6.1 Early work	56
6.2 Aris Toroparu (formerly ETK Inc.) – 1999 to 2009	56
6.3 Sandspring – 2010 to 2021	56
6.4 GCM Mining (renamed to Aris Mining) – 2021 to present	58
6.5 Historical mineral resource and mineral reserve estimates	58
6.6 Past production	58
7 Geological setting and mineralization	59
7.1 Regional geology	59
7.2 Local geology	59
7.3 Property geology	61
7.4 Mineralization and alteration	62
7.5 Structure	63
8 Deposit types	64
9 Exploration	65
9.1 Geological mapping	65
9.2 Surface sampling	65
9.3 Geophysics	66
10 Drilling	67
10.1 Drilling summary	67
10.2 Drilling procedures	68
10.2.1 Drillhole collar and downhole surveys	68
10.2.2 Diamond drilling procedures	68
10.2.3 Geological logging	68
10.2.4 Core recovery	68
10.2.5 Reverse circulation drilling procedures	68
10.3 Exploration drilling recommendations	69
10.4 Material impact on the accuracy and reliability of drilling results	69
11 Sample preparation, analysis, and security	70
11.1 Introduction	70
11.2 Core sampling and security	70
11.3 Laboratory sample preparation procedures and analytical methods	70
11.4 Quality assurance and quality control procedures	71
11.5 Bulk density	71
11.6 Material impact on the accuracy and reliability of sample data	71
12 Data verification	72
12.1 Geology data reviews	72

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12.2 Metallurgical, mineral processing, and non-mining infrastructure data reviews	72
12.3 Mining data reviews	72
12.4 Tailings management facility data reviews	73
12.5 Environmental and community data reviews	73
13 Mineral processing and metallurgical testing	74
13.1 Introduction	74
13.2 Samples	74
13.3 Mineralogy, gold deportment, and liberation studies	76
13.4 Comminution	77
13.4.1 Toroparu	77
13.4.2 Sona Hill	78
13.5 Primary thickening, dewatering, and rheology	78
13.6 Flotation, cyanidation, and gravity recovery	78
13.6.1 Toroparu	78
13.6.2 Sona Hill	81
13.7 Detoxification	81
13.8 Metallurgical recovery	81
13.9 Deleterious elements	81
13.10 Conclusions	82
13.11 Recommendations	83
14 Mineral resource estimates	85
14.1 Disclosure	85
14.2 Available data	85
14.3 Geological interpretations	85
14.4 Estimation plan	85
14.5 Statistics, compositing, and treatment of extreme grades	85
14.6 Block model	86
14.7 Composite search and interpolation parameters	86
14.8 Estimation validation	87
14.9 Mineral resource classification	87
14.10 Mineral resource cut-off grade and constraint	88
14.11 Mineral resource tabulation	89
15 Mineral reserve estimates	91
15.1 Disclosure	91
15.2 Mineral reserve estimation methodology	91
15.2.1 Mineral reserve cut-off grade	91
15.2.2 Mineral reserve constraint and modifying factors	91
15.2.3 Mineral reserve tabulation	92
16 Mining methods	93

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16.1 Introduction	93
16.2 Geotechnical parameters	93
16.3 Hydrogeology, hydrology, and mine water management	94
16.3.1 Baseline water conditions	94
16.3.2 Hydrology and flood protection	94
16.3.3 Hydrogeology and pit dewatering	95
16.3.4 Integrated mine water management	95
16.3.5 Post closure pit water management	95
16.4 Open pit optimization	96
16.5 Open pit design	97
16.6 Mine planning and schedule	98
16.7 Mine equipment	101
16.8 Mine personnel	102
16.9 Recommendations	102
17 Recovery methods	104
17.1 Introduction	104
17.2 Primary run of mine handling and crushing	104
17.3 Grinding circuit	104
17.4 Gold recovery circuits	105
17.4.1 Gravity concentration, intensive leach, and electrowinning circuits	105
17.4.2 Pre-leach thickening circuit	105
17.4.3 Carbon in leach circuit	105
17.4.4 Flotation circuit	106
17.5 Reagents and consumables	107
17.6 Power, water, and air	107
17.7 Plant personnel	108
17.8 Conclusions	108
17.9 Recommendations	109
18 Project infrastructure	110
18.1 Introduction	110
18.2 Site access	111
18.3 Accommodation camp and site buildings	112
18.4 Mine support facilities	112
18.5 Process support facilities	113
18.6 Tailings management facilities	113
18.6.1 Site description	113
18.6.2 Site investigations and engineering analyses	114
18.6.3 Design	115

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18.6.4 Construction and tailings placement	115
18.6.5 Tailings geochemical characterization	115
18.6.6 Water management	116
18.6.7 Monitoring	117
18.6.8 Closure and reclamation	117
18.6.9 Conclusions and recommendations	118
18.7 Waste rock management facilities	118
18.8 Water management	118
18.9 Utilities	118
18.10 Power	119
18.10.1 Electrical power source	119
18.10.2 Electrical power fuel	119
18.10.3 Electrical power distribution	119
18.10.4 Electrical rooms	120
18.11 Control systems	120
18.11.1 Process control philosophy	120
18.11.2 PLC and SCADA system	120
18.11.3 Network	121
18.12 On site roads	121
18.13 Off site logistics	121
18.14 Recommendations	122
19 Market studies and contracts	124
19.1 Market studies	124
19.1.1 Indicative commercial terms for the copper concentrates	124
19.2 Contracts	124
19.2.1 The Consulting Agreement	124
19.2.2 Fuel Delivery Contract	125
19.2.3 The Toroparu PMPA	125
19.3 Review and confirmation by the qualified person	125
20 Environmental studies, permitting, and social or community impact	126
20.1 Introduction and setting	126
20.2 Permitting requirements and status	127
20.2.1 Environmental legislation and regulation	127
20.2.2 Environmental authorizations and management plans	128
20.2.3 Mining legislation and tenure	128
20.2.4 Land use, access, and indigenous legislation	129
20.2.5 Permitting approvals and status	129

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20.3 Environmental baseline studies	130
20.4 Hydrogeological and hydrogeochemical studies	131
20.5 Physical environment	131
20.5.1 Climate and topography	131
20.5.2 Geology and soils	131
20.5.3 Acid generating potential	131
20.5.4 Surface water	132
20.5.5 Groundwater	133
20.5.6 Noise	133
20.5.7 Air quality	133
20.6 Biological environment	133
20.6.1 Terrestrial ecology and habitats	134
20.6.2 Aquatic ecology and habitats	134
20.6.3 Summary of Species of Conservation status	134
20.7 Socio-economic and cultural baseline	135
20.7.1 Mine and road access	135
20.7.2 Itaballi Peninsula and proposed wharf facility	136
20.8 Environmental impact assessment summary	136
20.8.1 Water management and risks	137
20.8.2 Other key construction phase impacts	137
20.8.3 Other key operational phase impacts	137
20.8.4 Closure phase impacts	138
20.8.5 Cumulative impacts	138
20.8.6 Residual effects	138
20.9 Mitigation measures and environmental management	138
20.9.1 Tailings management facility	139
20.9.2 Waste rock management facility	139
20.9.3 Water quality of routine discharge	139
20.9.4 Biodiversity	139
20.9.5 Mine closure concept	140
20.9.6 Monitoring and environmental management plan	140
20.10 Social and community impacts	140
20.10.1 Social and community risk mitigation	141
20.10.2 Community employment and socioeconomic opportunities	142
20.11 Mine closure and post closure considerations	142
20.11.1 Closure regulation	142

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20.11.2 Closure approach	143
20.11.3 Rehabilitation	143
20.11.4 Retained infrastructure	144
20.11.5 Long term risks	144
20.11.6 Closure cost estimate	144
20.12 Environmental and social risks	144
20.13 Conclusions	145
21 Capital and operating costs	146
21.1 Introduction	146
21.2 Contingency and treatment of uncertainty	146
21.3 Capital costs	146
21.3.1 Mining capital costs	146
21.3.2 Processing and power capital costs	146
21.3.3 Tailings and water management capital costs	147
21.3.4 Other infrastructure costs	147
21.3.5 Capital cost summary	149
21.4 Operating costs	149
21.4.1 Mining operating costs	149
21.4.2 Tailings operating costs	150
21.4.3 Processing operating costs	150
21.4.4 G&A operating costs	151
21.4.5 Operating cost summary	151
22 Economic analysis	154
22.1 Estimate methodology	154
22.2 Project schedule	154
22.3 Taxes, royalties, and the Toroparu PMPA	159
22.4 Marketing assumptions	159
22.5 Commodity prices and gross revenue	160
22.6 Economic analysis results	163
22.7 Sensitivity analysis	167
22.8 Conclusions	168
23 Adjacent properties	169
24 Other relevant data and information	170
25 Interpretation and conclusions	171
26 Recommendations	173
26.1 Exploration drilling recommendations	173
26.2 Mining recommendations	173
26.3 Mineral processing and metallurgical testwork recommendations	173
26.4 Tailings management facility recommendations	174

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27 References	175
28 Date, signatures, and certificates of qualified persons	176
Appendix A – Toroparu mineral titles	182

List of Figures
Figure 4.1 Toroparu location map	49
Figure 4.2 Map of Property titles	50
Figure 7.1 Regional geology map	60
Figure 7.2 Local geology map	60
Figure 7.3 Aeromagnetic data interpretation plan	61
Figure 7.4 Property geology and mineralization maps	62
Figure 7.5 Schematic structural model for Toroparu	63
Figure 10.1 Plan of Project drill collar locations	67
Figure 13.1 Location of metallurgical samples within Project pit designs	75
Figure 14.1 Example cross section of Toroparu gold estimate	87
Figure 14.2 Example plan of Toroparu mineral resource classification	88
Figure 14.3 Plans of mineral resource optimized pits	88
Figure 16.1 Plan and long sections of open pit designs	97
Figure 16.2 Estimated labour requirements	102
Figure 18.1 Project infrastructure plan	110
Figure 22.1 Annual tonnes mined	155
Figure 22.2 Annual processed grade and gold produced	156
Figure 22.3 Sensitivity of NPV5% to operating and capital costs and gold price	167

List of Tables
Table 1.1 Sensitivity of key economic indicators to gold price	18
Table 1.2 Upper Puruni Concession list	19
Table 1.3 Toroparu mineral resources effective November 12, 2026	26
Table 1.4 Toroparu mineral reserves effective November 12, 2026	27
Table 1.5 Life of mine production	29
Table 1.6 Estimated initial capital costs	37
Table 1.7 Estimated deferred and sustaining capital costs, including contingency	38
Table 1.8 Estimated operating costs	38
Table 1.9 Estimated life of mine unit operating costs	39
Table 1.10 Total metal production	40
Table 1.11 Economic evaluation results	40
Table 1.12 Sensitivity of NPV to discount rate	41
Table 1.13 Sensitivity of key economic indicators to gold price	41
Table 2.1 Responsibilities of each Qualified Person	47

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Table 4.1 Upper Puruni Concession list	50
Table 10.1 Project exploration drillhole summary	67
Table 13.1 Proposed processing parameters	82
Table 14.1 Composited and top cut composited data statistics	86
Table 14.2 Bulk density values applied to the block model	86
Table 14.3 Optimized pit assumptions and mineral resource cut-off grades	88
Table 14.4 Toroparu mineral resources effective November 12, 2026	89
Table 15.1 Optimized pit assumptions and mineral reserve cut-off grades	91
Table 15.2 Toroparu mineral reserves effective November 12, 2026	92
Table 16.1 Pit slope geometry parameters	93
Table 16.2 Pit optimization parameters	96
Table 16.3 Pit design parameters	97
Table 16.4 Life of mine production schedule	100
Table 16.5 Estimated peak fleet requirements	101
Table 21.1 Estimated initial capital costs	148
Table 21.2 Estimated deferred and sustaining capital costs, including contingency	149
Table 21.3 Estimated capital expenditure schedule	149
Table 21.4 Estimated capital expenditure per depreciation class	149
Table 21.5 Estimated operating costs	151
Table 21.6 Estimated life of mine unit operating costs	152
Table 21.7 Estimated life of mine operating cost schedule	153
Table 22.1 Total mine production	154
Table 22.2 Total metal production	155
Table 22.3 Mining and processing schedule – Main pit operations	157
Table 22.4 Mining and processing schedule – Late-life and stockpile processing	158
Table 22.5 Copper concentrate marketing terms	159
Table 22.6 Annual payable metals, gold revenue, by-product credits, and treatment and refining charges, penalties, and freight – Main pit operations	161
Table 22.7 Annual payable metals, gold revenue, by-product credits, and treatment and refining charges, penalties, and freight – Late life mining and stockpile processing	162
Table 22.8 Economic evaluation results	163
Table 22.9 Sensitivity of NPV to discount rate	164
Table 22.10 Annual after tax cash flow schedule – Main pit operations	165
Table 22.11 Annual after tax cash flow schedule – Late life mining and stockpile	166
Table 22.12 Sensitivity of key economic indicators to gold price	167
Table 22.13 Sensitivity of NPV5% to operating and capital costs and gold price	168

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NI 43-101 Technical Report Prefeasibility Study for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana

1	Summary

1.1	Introduction

This technical report has been prepared for Aris Mining Corporation (Aris Mining) in compliance with the disclosure requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) to disclose material updates to the Toroparu Project (Toroparu, the Project, or the Property) in Guyana resulting from updated mineral resource estimates, a mineral reserve estimate, and the results of a prefeasibility study (PFS).

The Project contains two gold deposits with mineral resources and reserves, referred to as the Toroparu deposit and the Sona Hill deposit (collectively Toroparu unless otherwise indicated). The Sona Hill deposit is located approximately 5 km to the southeast of the Toroparu deposit. The Project and adjacent properties are collectively known as the Upper Puruni Concessions. Toroparu is an undeveloped, advanced stage open pit gold project currently in the permitting process.

This PFS follows a preliminary economic assessment (PEA) on the Project effective October 21, 2025 (the 2025 PEA), and has converted a larger portion of the updated measured and indicated mineral resource estimate into a mineable mineral reserve inventory within a mineral reserve pit design, compared to the 2025 PEA (entitled “NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” with an effective date of October 21, 2025) mine plan inventory comprised of 149.0 million tonnes (Mt) with 5.3 million ounces (Moz) of contained gold at an average gold grade of 1.12 grams per tonne (g/t). The proven and probable mineral reserve includes 200.2 Mt of proven and probable mineral reserves with 5.9 Moz of contained gold planned to be treated in two processing stages including a direct mill feed above a diluted 0.50 g/t gold cut-off grade with 5.1 Moz of contained gold at an average gold grade of 1.18 g/t Au, as well as 0.9 Moz of contained gold at an average gold grade of 0.40 g/t that is between the marginal and direct mill feed cut-off grades, that will be stockpiled for processing later in the mine life, generating a positive margin at the PFS mineral reserve pit optimization gold price assumption of $1,950 per ounce.

This PFS outlines a long-life open pit gold mine with robust estimated economics and low operating costs that are expected to generate significant long-term benefits for Guyana.

The Toroparu and Sona Hill deposits have been defined from 1,094 and 214 drillholes, respectively. The mineralization along the trend of the two largest pits at Toroparu has been defined over a strike length of 3.0 kilometres (km) and 500 metres (m) across strike, to a maximum depth of approximately 600 m below surface. Another zone of mineralization with a strike length of approximately 500 m is located 900 m to the southeast. Sona Hill has been defined over a strike length of 1.0 km and 300 m across strike, to a maximum depth of around 250 m below surface.

A conventional open pit mining operation has been designed to mine ore from three pits at Toroparu and one pit at Sona Hill utilizing a contractor owned and operated mining fleet. Key considerations for the strategic mine plan and schedule included maintaining a minimum rate to support the planned processing rate of 7.0 Mtpa over a 29 year processing life. The Toroparu main pit is planned to be mined in seven phases to optimize access to higher gold grades and defer waste mining, while the Sona Hill pit is planned to be mined in two phases and the Toroparu northwest and southeast pits are planned to be mined in a single phase. Mining will be prioritized from the higher grade areas primarily from the Toroparu main pit while production at the Toroparu northwest, Toroparu southeast, and Sona Hill pits will be sequenced to enhance early gold production potential and managing the saprolite processing campaigns.

There is a 32 month construction schedule and a one year pre-production period in Year -1, comprising pit site clearing, grubbing, topsoil removal, and construction activities, with mining commencing during the final six months to build up ore stockpiles ahead of processing in Year 1. More than 10 Mt per year of ore is mined until Year 8, building up a lower grade stockpile to support higher levels of gold production by feeding higher gold grades to the processing plant during the first years of operation. The approach minimizes start up risk, smooths working capital requirements, and enhances the reliability of early year cashflow projections presented in the economic analysis. Mining operations are completed in year 21 while processing extends to year 29.

The process plant is filled over the life of mine, with full production from the first year of processing. Saprolite is stockpiled and campaign processed in years four to five and years 19 to 20. The pre-production stockpile enables a low-risk transition into operations, ensuring consistent mill feed as mining advances and allowing for controlled optimization of the crushing and processing circuits and confirmation of metallurgical recovery. The schedule prioritizes processed gold grades ranging

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from 1.1 to 1.5 g/t over the first eight years, followed by a seven year period of processed gold grades of approximately 1 g/t, then a temporary increase as the bottom of the main Toroparu pit is reached and mined. At the end of the mine life, processed gold grade drops quickly as the higher grade ore is depleted. At the stockpile depletion period, processed gold grades average 0.4 g/t.

The processing plant has been designed to separately treat two ore types on a campaign basis, including surface oxidized saprolite ore and underlying sulphide ore, at a rate of 7 Mtpa using industry standard gold recovery circuits including gravity concentration, carbon in leach, and flotation methods. The gravity concentrator will produce a gold and silver doré. The carbon in leach circuit will produce a gold and silver doré from both saprolite and sulphide ore. The flotation circuit will produce a gold and silver rich copper concentrate from sulphide ore only at Toroparu. Both processing routes deliver positive operating margins, confirming the economic robustness of the Project under the current design and energy assumptions.

The operation is expected to have a positive site water balance due to high rainfall, with the majority of process water requirements supplied through recovery and reuse of water from the tailings management facility and return water dam. The Puruni River is planned to be the primary source of potable water for the process plant and camp.

The peak workforce during Project construction is estimated at 1,529. During operations, the peak workforce is estimated at 1,260, representing a significant socio-economic benefit to the region, adding to other mining projects also moving into production. The Project will target a high percentage of the workforce to be hired from within Guyana.

The Project’s planned mining life of 21 years is based on proven and probable mineral reserves, and there are opportunities for mine life extension should continued exploration define additional mineral resources. The optimized pits and pit designs were constrained using a gold price assumption of $1,950 per ounce, providing meaningful upside potential for mineral reserve and mine-life expansion in a higher gold price environment.

Over its life, the Project is expected to produce doré and copper concentrates containing 5.6 Moz of gold, 5.3 Moz of silver, and 235 million pounds (Mlb) of copper. The average annual gold production is estimated at 291 thousand ounces (koz) over the first five years. During the first 17 years of main pit operations, the average annual gold production is 258 koz, followed by 103 koz during late life mining and stockpile processing between years 18 and 29.

The total estimated initial funding requirement is $1,005 million, comprising $1,017 million in construction capital, $102 million in contingency allowances, and $24 million in working capital during construction, offset by $138 million of construction funding available under the historic Wheaton Precious Metals International Ltd (WPMI) precious metals purchase agreement (Toroparu PMPA), subject to WPMI’s election to proceed with the stream.

The Toroparu PMPA was entered into in 2013 and amended in 2015, when the Project was owned by Sandspring Resources Ltd. (Sandspring), a single-asset junior developer. Under this agreement, WPMI may elect to provide $138 million in construction funding following completion of a full development plan, in exchange for the right to purchase 10% of the Project’s gold production and 50% of its silver production at fixed prices of $400 per ounce of gold and $3.90 per ounce of silver, with both prices subject to escalation beginning on the fourth anniversary of commercial production. The parties are exploring opportunities for amending the terms of the agreement to align with the updated Project parameters.

The cumulative after-tax net cash flow is estimated at $5.5 billion, including all initial capital costs, Toroparu PMPA financing, pre-production costs, sustaining capital costs, closure costs, and contingency. At the base case assumption of $3,600 per ounce of gold, the life of mine average cash costs per ounce of gold are estimated at $1,119 and all in sustaining costs (AISC) per ounce of gold are estimated at $1,494. The project has an after tax net present value at a 5% discount rate (NPV5%) of $2.8 billion, an internal rate of return (IRR) of 31.5%, and a pay back period of 2.2 years from the start of operations.

The Toroparu Project is expected to generate substantial cash flow over its approximately 29-year processing life. Based on the PFS base-case gold price assumption of $3,600 per ounce, average annual earnings before interest, taxes, depreciation and amortization (EBITDA) are estimated at $588 million during the first 17 years of main pit operations, followed by $176 million during the subsequent period of late-life mining and stockpile processing. Cumulative life-of-mine after-tax net cash flow is estimated at $5.451 billion, comprising $4.608 billion during main pit operations and $843 million during late-life mining and stockpile processing, after accounting for initial and sustaining capital expenditures, taxes, closure costs, and the financial impacts of the Toroparu PMPA.

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The Project is estimated to contribute $3.0 billion in income taxes and $1.6 billion in royalty payments to the Guyanese government.

The sensitivity analysis shows that at higher gold prices, returns increase substantially beyond the attractive levels of the base case scenario, as shown in Table 1.1.

Table 1.1	Sensitivity of key economic indicators to gold price

Gold price	$3,000/oz	$3,600/oz Base case	$4,200/oz
Indicator
After-tax NPV5% ($ billion)	1.8	2.8	3.8
After-tax IRR (%)	24.3	31.5	37.8
Payback period (years)	2.7	2.2	1.9

All dollar amounts presented in this technical report are expressed in U.S. dollars, unless otherwise indicated.

1.2	Property description, location, and access

1.2.1	Location and access

The Project is located in the Cuyuni-Mazaruni Region of Guyana, approximately 350 km by road southwest of the capital city of Georgetown.

Road access to the Property from Georgetown is via 131 km of paved highway south to the town of Linden, then 311 km of public gravel road to the Project site. Overland travel time, including a ferry crossing of the Essequibo River at Bartica to Itaballi, is approximately 10 to 12 hours in the dry season.

The Project can also be accessed via a one hour, 220 km charter flight from Eugene Correia International (Ogle) Airport in Georgetown to the 650 m long unpaved airstrip at the Project, which can accommodate Cessna Caravan flights holding up to 13 persons or 1,200 kg of cargo. The airstrip is licensed and certified by the Guyana Civil Aviation Authority.

Equipment and supplies come from Georgetown. Heavy equipment and cargo may be transported by small ocean-going vessels and barges on the Essequibo River to Itaballi, then loaded onto trucks for the 230 km overland journey to Toroparu, crossing the Puruni River at Puruni Landing, located approximately 100 km from Itaballi, on an Aris Toroparu operated 40 tonne ferry barge. Aris Toroparu is constructing a permanent bridge at the Puruni River crossing, with structural completion targeted for December 2026, which will replace the ferry crossing.

1.2.2	Mineral tenure, Aris Mining’s interest, surface rights, and obligations

The Project is held by Aris Mining through its indirect, wholly owned subsidiary, Aris Mining Toroparu Inc. (formerly ETK Inc.) (Aris Toroparu). The Project comprises small-scale claims and medium-scale prospecting and mining permits that, under Guyanese law, are restricted to Guyanese ownership. Accordingly, Aris Toroparu holds its interest in these claims and permits through joint venture agreements with registered Guyanese holders. As described below, pursuant to the terms of the joint venture agreements, the registered holders hold the small-scale claims and medium-scale prospecting and mining permits in trust exclusively for the benefit of Aris Toroparu, pending conversion to a large-scale mining license.

In August 2026, Aris Toroparu applied to the Guyana Geology and Mines Commission (GGMC) for a large-scale mining licence covering the Project footprint. Upon issuance of the licence, Aris Toroparu will hold both legal and beneficial interests in the mineral rights covered by the licence, subject to the continuing rights of Alfro Alphonso to conduct alluvial mining operations in certain defined areas not occupied by Aris Toroparu and subject to terms of the mining joint venture agreement originally established in 1999 and subsequently amended and restated effective January 1, 2008, between Mr. Alfro Alphonso and Aris Toroparu (the A&R JVA) and applicable regulatory requirements.

Aris Toroparu submitted two prospecting licence (PL) applications to the GGMC in February 2020. The areas subject to these applications are outside the proposed Project footprint and are not required for the development or operation of the

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Project; accordingly, the outstanding applications are not material to the proposed development or operations of the Project.

A summary of the Upper Puruni Concessions is provided in Table 1.2. Existing titles are subject to applicable renewal, payment, and other statutory requirements.

Table 1.2	Upper Puruni Concession list

Title description	Number	Area (acres)
Mining Permits	26	24,789.0
Prospecting Permits Medium Scale	65	64,101.0
Small Scale Claims	16	202.48
Prospecting License Applications[1]	2	16,824.0
Total	109	105,916.48
[1] Existing titles cover 88,860.5 acres. Prospecting licenses do not constitute granted mineral tenure until issued by the GGMC

1.2.3	Agreements and encumbrances

The Toroparu deposit is located on lands subject to the A&R JVA.

In March 2020, Aris Toroparu exercised its option under the A&R JVA to acquire all of Mr. Alphonso’s right, title and interest in the lands and permits subject to the agreement and all minerals in, on and under the lands for consideration of US$20 million. The exercise of the option extinguished Aris Toroparu’s obligations to make further payments under the A&R JVA, but preserved Mr. Alphonso’s rights to conduct alluvial mining operations outside of defined buffers surrounding Aris Toroparu’s operations and to use certain roads and an airstrip constructed by Aris Toroparu, all in accordance with the terms of the A&R JVA.

In connection with the exercise of the option, Mr. Alphonso executed an affirmation, declaration of trust and receipt confirming that he holds legal title to the lands and permits subject to the A&R JVA in trust for the exclusive benefit of Aris Toroparu pending their conversion to a large-scale mining licence issued in the name of Aris Toroparu. Mr. Alphonso is obligated under the A&R JVA to execute such documents and take such actions as may be reasonably required by Aris Toroparu, the GGMC or the Minister of Natural Resources to support the application for and issuance of the large-scale mining license. Aris Toroparu also holds an irrevocable power of attorney from Mr. Alphonso authorizing it to take the necessary actions on behalf of Mr. Alphonso to maintain the permits subject to the A&R JVA in good standing with the regulatory authorities and to apply for the large-scale mining license.

Aris Toroparu has the right to access the land that is covered by the A&R JVA to conduct prospecting, exploration, development and mining activities. Aris Toroparu is responsible for all associated costs, including permit fees and rentals.

The Sona Hill deposit is located on lands subject to a joint venture agreement effective April 1, 2008, between the Godette Heirs and Aris Toroparu, as subsequently amended (the Godette Heirs JVA). The agreement covers three medium-scale mining permits (the Godette Permits).

In December 2012, Aris Toroparu exercised its option under the Godette Heirs JVA to acquire the Godette Heirs’ interest in the Godette Permits, including the exclusive right to conduct operations on the lands, for $300,000. The exercise of the option extinguished Aris Toroparu’s obligations to make further payments under the Godette Heirs JVA.

The Godette Heirs remain the registered holders of the Godette Permits, which they hold in trust for the exclusive benefit of Aris Toroparu pending their conversion to a large-scale mining licence. The Godette Heirs are obligated to execute such documents and take such actions as may reasonably be required by Aris Toroparu, the GGMC or the Minister of Natural Resources to support the application for and issuance of the large-scale mining license. Aris Toroparu also holds an irrevocable power of attorney from each of the Godette heirs authorizing it to take the necessary actions on his behalf to maintain the Godette Permits in good standing with the regulatory authorities and to apply for the large-scale mining license.

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Aris Toroparu has the sole and exclusive right of access to the land covered by the Godette Permits, including the exclusive right to enter upon and take possession of and prospect, explore, develop and mine in such manner as Aris Toroparu may deem advisable. Aris Toroparu is responsible for all associated costs, including permit fees and rentals.

Certain lands within the Project footprint are subject to a joint venture agreement originally entered into between Mr. Ivor Vernon Godette and Aris Toroparu on July 21, 2011, as amended and restated on August 14, 2025 (the Ivor Godette JVA). The agreement covers one medium-scale mining permit and nine river claims (collectively, the Ivor Godette Permits).

In February 2017, Aris Toroparu exercised its option under the original joint venture agreement to acquire Mr. Godette’s interest in the medium-scale mining permit for consideration of US$17,500. Pursuant to a subsequent agreement, Aris Toroparu also acquired the beneficial interest in the nine river claims for consideration of G$10.8 million, which was paid in full in August 2025.

Mr. Godette remains the registered holder of the Ivor Godette Permits, which he holds for the exclusive benefit of Aris Toroparu pending their conversion to a large-scale mining licence. Mr. Godette is obligated to execute such documents and take such actions as may be reasonably required to support the application for and issuance of the large-scale mining license. Aris Toroparu also holds an irrevocable power of attorney from Mr. Godette authorizing it to take the necessary actions on his behalf to maintain the Ivor Godette Permits in good standing with the regulatory authorities and to apply for the large-scale mining license.

Aris Toroparu has the sole and exclusive right of access to the land covered by the Ivor Godette Permits, including the exclusive right to enter upon and take possession of and prospect, explore, develop and mine in such manner as Aris Toroparu may deem advisable. Aris Toroparu is responsible for all associated costs, including permit fees and rentals.

The Toroparu PMPA refers to the amended and restated precious metals purchase agreement among WPMI, Aris Mining Toroparu Holdings Ltd. (formerly GoldHeart), a wholly owned subsidiary of Aris Mining, and Aris Mining Guyana Holdings Corp. (formerly Sandspring, an indirect, wholly owned subsidiary of Aris Mining) dated April 22, 2015.

WPMI originally entered into the Toroparu PMPA in 2013, which was subsequently amended in 2015, at a time when the Project was owned by Sandspring Resources, a single-asset junior developer. Under the terms of the Toroparu PMPA, WPMI may elect to provide $138 million in construction funding following completion of a full development plan, in exchange for the right to purchase 10% of Toroparu’s gold production and 50% of its silver production at initial purchase prices of $400/oz and $3.90/oz, respectively, with both prices subject to escalation beginning on the fourth anniversary of commercial production.

WPMI has made initial payments totalling $15.5 million, with the remaining to be paid in instalments during construction of the Toroparu Project, subject to WPMI’s election to proceed following receipt of a final feasibility study for the Toroparu Project, environmental study and impact assessment and other Project related documents.

The parties are exploring opportunities for amending the terms of the agreement to align with the updated Project parameters.

1.2.4	Royalties

Aris Toroparu is a party to a Mineral Agreement with the Government of Guyana that details all fiscal, property, import-export procedures, taxation provisions, and other related conditions for the continued exploration and future mine development and operation of an open pit mine at Toroparu. The Mineral Agreement implements a two-tiered gold royalty structure of 5% of gold sales at gold prices up to $1,000 per ounce and 8% of gold sales at gold prices above $1,000 per ounce, as well as a royalty of 1.5% on sales of copper and other valuable minerals.

Except as described in this technical report, to the extent known, there are no other material royalties, back-in rights, payments, agreements or encumbrances affecting the Property.

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1.2.5	Significant factors and risks

Other than outstanding licenses, permit variation and approvals described herein, Aris Mining is not aware of any additional significant factors or risks that may affect access, title, or the right or ability to perform on-going work programs on the Property.

1.3	History

The first known gold mining in the Project area was by alluvial mining methods around 1887. Regional and local mapping was undertaken in 1950. Mr. Alphonso began mining old tailings and river alluvium at Toroparu in 1997 until the alluvial material was mostly exhausted in 1999, and then proceeded working deeper into the underlying saprolite, which eventually developed into the Toroparu saprolite open pit. This operation continued until 2001.

Exploration by Aris Toroparu (formerly ETK Inc.) began in 1999 with the Alphonso Joint Venture, which named Aris Toroparu as the Project operator. Between 1999 and 2018, Aris Toroparu conducted extensive auger drill sampling campaigns, geochemical and trench sampling, and geophysical surveys around the Toroparu saprolite open pit and on a regional scale. Aris Toroparu conducted intermittent, seasonal test mining from saprolite at the saprolite open pit from late 2004 to early 2007. The first diamond drilling on the Property began in late 2006 and the first mineral resource estimate was prepared in 2008. In 2009, Aris Toroparu conducted an initial metallurgical scoping test program on core samples from the Toroparu deposit.

On November 24, 2009, Sandspring acquired 100% of GoldHeart, which through its wholly owned subsidiary Aris Toroparu, held the mineral and prospecting rights to the Project and adjacent properties.

Sandspring began a diamond drilling program in 2010, conducted geophysical surveys over the Toroparu deposit and reconnaissance grids over other prospects, and completed two mineral resource estimates in 2010. In 2011, Sandspring conducted a mineral resource definition diamond drilling campaign that identified the main lithologies and controls on mineralization. Additional diamond drilling was conducted later in 2011 to explore for nearby satellite deposits. In 2011, Sandspring prepared an updated mineral resource estimate and PEA and PFS level pit slope design reports. Other exploration work conducted by Sandspring in 2011 included a regional saprolite geochemistry sampling program, semi-regional and detailed geochemical sampling, geophysical surveys, and a light detection and ranging (LiDAR) survey. In 2012, Sandspring completed diamond drilling programs and prepared an updated mineral resource estimate and PEA. Other exploration work in 2012 included regional and detailed auger sampling, geochemical sampling surveys, and reverse circulation drilling. In 2013, Sandspring completed a mineral resource estimate and the first mineral reserve estimate for an open pit project as part of a PFS (the 2013 PFS).

On November 11, 2013, Sandspring completed a $148.5 million precious metals streaming agreement with Silver Wheaton (now WPMI). The precious metals streaming agreement was subsequently amended in 2015.

Following the 2013 PFS, Sandspring continued to conduct exploration to evaluate other areas on the Property, including auger and soil sampling of regional targets and exploration diamond drilling. Diamond drillhole programs were conducted at Sona Hill in 2015, 2016, and 2018, and utilized for the first mineral resource estimate for Sona Hill in 2018. Other work at Sona Hill included geochemical sampling and geophysical surveys conducted between 2015 and 2016. Additional diamond drillholes were completed at other exploration targets in 2016 and 2018. Sandspring changed its name to Gold X Mining Corp. (Gold X) on November 29, 2019. Diamond drilling programs were undertaken in 2020 and 2021.

On June 4, 2021, Gran Colombia Mining Corp. (Gran Colombia) acquired all the issued and outstanding shares of Gold X, and indirectly, the Project. On November 29, 2021, Gran Colombia changed its name to GCM Mining Corp (GCM Mining). GCM Mining completed an updated mineral resource estimate and PEA on the Project in 2021. GCM Mining also began pre-construction activities in 2021, undertook infill drilling, and worked with the local governmental agencies to finalize the amended application for a large-scale mining license incorporating an open pit and underground mine operating plan as outlined in the 2021 PEA.

On September 26, 2022, Aris Gold Corporation completed a business combination with GCM Mining, and the combined entity was renamed Aris Mining. Following the business combination, Aris Mining started a re-evaluation and optimization process for the Project, reduced the previously planned construction expenditures, undertook a new detailed structural analysis, and in early 2023 prepared an updated geological model and mineral resource estimate. Aris Mining completed an

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updated mineral resource estimate and PEA on the Project in 2025. In 2026, Aris Mining commenced construction of the Puruni Bridge and completed additional assessments and studies to support permitting updates and completed technical studies to support the current PFS, including LiDAR surveys, geotechnical test pits and drillholes, hydrological studies, metallurgical testwork, and condemnation drilling. On April 22, 2026, ETK Inc. was renamed to Aris Toroparu.

None of these historical estimates and studies are considered to be current. They should not be relied on and have been superseded by the current mineral resource and reserve estimates and PFS disclosed in this technical report.

1.4	Geological setting, mineralization, and deposit types

1.4.1	Regional, local, and property geology

Regionally, the Toroparu and Sona Hill deposits are located in the Amazonian Craton of the Guiana Shield, within the Puruni volcano-sedimentary belt, in a sequence of meta-sedimentary and meta-volcanic rocks located along the contact of a small intra-belt pluton. Other gold deposits in Guyana related to similar intrusive bodies include Aurora, located approximately 50 km to the northeast of Toroparu, Oko and Oko West, located approximately 140 km to the east of Toroparu, and Omai, located approximately 180 km to the southeast of Toroparu.

Locally, the Toroparu and Sona Hill deposits are hosted in a sequence of meta-sedimentary and meta-volcanic rocks in a greenstone belt between Proterozoic aged granitoid batholiths.

At the Property, thin, discontinuous mineralized shear zones at the Toroparu deposit are developed mainly in volcanic rocks. Higher grade, discontinuous shear zone hosted mineralization is narrow and mostly parallel to the schistosity. The main controls on mineralization are the west-northwest striking axial planar schistosity and vein swarms that are well developed in the volcanic rocks, and the folded contact between an intrusive complex and the volcanic rocks, particularly the contact of an igneous breccia that forms an important rheological contrast, similar to many other orogenic gold deposits that are strongly controlled by competency contrasts. The Toroparu deposit dips roughly 55° to the west. The Sona Hill deposit has similar controls on mineralization but strikes to the north and dips around 30° to the west.

Two dyke phases are present including hornblende porphyritic andesite dykes and dolerite dykes. Most dykes have an apparent thickness of less than 0.5 m, but some dykes up to 2.5 m thick also occur. Despite being sheared and folded, the dykes are mostly non-mineralized, although some mineralized veins occur along the contacts. Some of these dykes are cut by mineralized shear zones. The dykes are less abundant and more discontinuous at Sona Hill compared to Toroparu.

A gradational layer of saprolite with preserved mineralized quartz veins and veinlets, showing evidence of some gold leaching, is present at the surface at Toroparu and Sona Hill, averaging approximately 24 m thick at Toroparu and 30 m at Sona Hill, and reaching up to 70 m thick at Toroparu and 82 m at Sona Hill.

1.4.2	Mineralization

Mineralization at the Toroparu deposit estimated as mineral resources in the main zone extends around 3.0 km along strike and 500 m across strike, to a maximum depth of 600 m. There is a zone of mineral resources approximately 900 m to the southeast of the main zone around 500 m along strike and 220 m across strike, to a maximum depth of 300 m. Mineral resources at Sona Hill extend around 1.0 km along strike and up to 300 m across strike, to a maximum depth of around 250 m. Sona Hill is characterized by a lower copper content. Both deposits are open at depth.

The main body of mineralization at Toroparu is characterized by three different vein assemblages including:

•	gold mineralized quartz and chalcopyrite or bornite veinlets occur both in the volcanic and intrusive rocks. The veinlets are more abundant and thinner in the volcanic rocks and tend to have lower gold grades. The veins are less continuous in the intrusive rocks and igneous breccia but tend to be of higher gold grade and contain molybdenite. Within the intrusive rocks, the veins show an intense chlorite alteration halo. Vein swarms in the volcanic rocks are in zones up to tens of metres thick with low to medium gold grades, with scattered high grades coinciding with high chalcopyrite content. Veins range between less than 1 mm up to a few centimetres thick. There are rare 0.4 to 0.5 m thick veins.
•	gold mineralized chalcopyrite only veinlets occur in the volcanic and intrusive rocks. These veinlets are up to a few millimetres thick and are strongly transposed and dismembered parallel to schistosity and are also folded. In places, chalcopyrite veinlets form a scattered network in quartz veins.

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•	gold mineralized quartz and molybdenite veins are also present, mostly in the igneous breccia along the intrusive-volcanic contact. These veins are scattered and contain high gold grades.

1.4.3	Deposit types

The genetic model at Toroparu is uncertain. Previous interpretations have included an unusually copper rich orogenic gold deposit based on the greenschist metamorphic host rocks and the strong control of mineralization by competency contrasts and a metamorphosed porphyry gold-copper deposit. Recent structural interpretation work suggests that Toroparu is not a classic lode type orogenic gold deposit and is unlikely to be a deformed porphyry deposit (Pratt and Smeraglia, 2022). For exploration planning purposes, a disseminated or sheeted vein type deposit model is considered appropriate.

1.5	Exploration

Exploration at the Property followed a typical progression from mapping, surface sampling and geophysical surveys to generate drilling targets, short auger drilling of the targets, and mineral resource drilling by reverse circulation and diamond drilling.

Regional and local mapping has been undertaken in phases since 1950, both by the title holders and external parties, including the GGMC. The GGMC undertook regional mapping supported by geochemical drainage sampling in 2000, which showed gold and copper anomalies in the immediate Toroparu area.

Aris Toroparu began auger drill sampling in 1999, and further auger drilling was completed by Aris Toroparu and Sandspring between 2001 and 2018. Trench channel samples were completed by Aris Toroparu in 2005, 2006, and 2009. In 2006 and 2007, Aris Toroparu conducted geophysical surveys around the Toroparu saprolite open pit area that identified magnetic and radiometric anomalies in the areas adjacent to the Toroparu saprolite open pit.

In 2010 and 2011, Sandspring conducted geophysical surveys over the Toroparu deposit area and other prospects that showed anomalies corresponding to the Toroparu granodiorite pluton. At Sona Hill, Sandspring conducted geophysical surveys in 2015 to 2016 over the saprolite geochemical sampling grid, which suggested an extension of the shear zone to the west, with the potential for additional mineralization in the hangingwall, but a chargeability survey did not reveal any significant results due to the low sulphide content of the Sona Hill mineralization. In 2011 and 2012, Sandspring conducted a regional saprolite geochemistry sampling campaign in the Upper Puruni area where alluvial mining activities showed gold potential. At Sona Hill, Sandspring conducted geochemical sampling and geophysical surveys during 2015 and 2016. In 2011, Sandspring flew a LiDAR survey over the Toroparu deposit to produce a detailed topographic contour map.

1.6	Drilling

Exploration drilling took place at the Property from 2006 to 2022, mostly for resource definition at the Toroparu and Sona Hill deposits, and for exploration at other prospects. All drilling at the Project has been undertaken on behalf of the Property owners by Orbit Garant Drilling Services (Orbit) of Canada. All diamond drilling was undertaken using a triple tube initiated as HQ diameter and then reduced to NQ diameter for the remainder of the drillhole. There are no details available regarding the reverse circulation drilling procedure, however, these holes are mostly located in non-mineralized or very low-grade zones and have minimal impact on the mineral resource estimates.

A total of 1,522 exploration drillholes for 289,752 m are present in the Project drilling database. The drillholes in the Toroparu and Sona Hill deposits have adequate spacing between holes to define mineral resources for the mineralization style. Some of the drillholes at the periphery of the deposits or with a wider drilling grid have not been considered for the mineral resource estimate. Both deposits are open at depth.

Drillhole intersections through the mineralized zones provide the primary data used to estimate the mineral resources. The drillhole sample assay results are therefore discussed in the context of the mineral resource estimate.

1.7	Sampling, analysis, and data verification

1.7.1	Sample preparation and security measures

The sample intervals were marked by the geologist, and the core was cut in half with a diamond bladed saw. Saprolite samples were split with a trowel. Both the diamond bladed saw and trowel were cleaned before each sample. The majority

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of sample lengths are 1.5 m, with a minimum length of 0.5 m respecting lithological contacts. There are unmineralized narrow dykes less than 0.5 m, and in this case the sample was proportionally completed with wall rock up to 0.50 m.

The sampled half of the core was placed in a labelled bag with a tag number, and the remaining half of the core was retained as reference core kept in the core boxes and photographed.

All on-site sampling was conducted by company employees who managed the security and chain of custody throughout the receipt of the core at the drill rig, the logging, sampling, and delivery to the laboratory.

1.7.2	Quality assurance and quality control

Sandspring initiated a QAQC protocol in 2010 for Toroparu and Sona Hill that included the submission of one coarse duplicate, two certified standards, and a blank sample for each 32 regular samples. Monthly QAQC reports of assay results were subject to a pass/fail process where QAQC data were evaluated against set parameters and were either passed or failed. Where the QAQC sample failed the evaluation, a corrective action was taken which sometimes included re-assay of the entire batch. Re-assays were subject to the same evaluation process.

QAQC data submitted with the Toroparu deposit drill samples prior to 2020 included 14 different gold/copper certified standards, coarse blanks, and core duplicates. Ninety-two sample swaps or laboratory failures were identified in the results returned for the certified standards. The blank results indicate possible short-term calibration issues at the laboratory, but no significant grade contamination is evident. No issues are identified with the duplicate sample results. During the 2020 to 2022 drilling campaigns at the Toroparu deposit, QAQC data submissions included gold/copper/silver certified standards and coarse blanks. No issues were identified with the standard results, and no significant grade contamination is evident.

Drill samples from the Sona Hill deposit submitted during 2012 and 2017 to 2018 included certified standards, coarse blanks, and core duplicate samples. No issues were identified with the standards, blank samples, or the duplicate samples.

1.7.3	Analytical procedures

Between 2011 and 2014, sample preparation was completed at the on-site facility managed and operated directly by Acme. The prepared samples were then flown to Acme Laboratories in Georgetown, Guyana, and from there shipped to either Acme of Santiago, Chile, or Acme of Vancouver, Canada, for analysis.

Before Acme was acquired by Bureau Veritas, it was accredited under the general ISO 9001:2000. Most of the samples were prepared on-site by Acme and analyzed at their facility in Chile. Acme is ISO 9001:2008 and ISO/IEC 17025:2005 certified, and sample preparation and analyses were done at their facility in Canada.

The samples sent to the MSA Laboratory were prepared and analyzed at their Georgetown facility. MSA has ISO 45001:2018 and ISO 9001 certifications, and ISO 17025 accreditation.

There are no records of accreditation for ACT. All the samples analyzed by ACT underwent preparation and analysis at their Georgetown facility.

Acme, MSA and ACT operate as independent commercial certified laboratories both locally and internationally and have no relationship with the past or present Project operators.

Sample preparation at Acme involved initial weighing and drying each sample. The entire sample was then crushed to 80% passing -10 mesh and a 250-gram split was taken and pulverized to 85% passing -200 mesh.

At MSA, the entire sample was dried and crushed to 70% passing -10 mesh. A 250-gram sample split was taken for each sample and pulverized to 85% passing -200 mesh.

There are no records of the sample preparation method used at the ACT facility.

All samples were assayed for gold using fire assay on a 50-gram charge with atomic absorption spectrometry (AAS) finish. Any sample with an assay greater than 10 g/t Au was re-analyzed using fire assay with gravimetric finish. Most of the Toroparu samples were assayed for copper while at Sona Hill, copper analysis was performed selectively, given the low

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copper content at the deposit. Samples were not regularly assayed for silver. For copper and silver, the samples were analyzed by four acid digest with AAS finish on a 0.5-gram charge.

1.7.4	Data verification

The qualified person responsible for geology verified the geological data supporting the mineral resource estimate through the personal inspections and through collaboration with the Project team, including:

•	reviews of the geological and geographic environment of the Project;
•	reviews of the nature and extent of exploration work completed by the Project owners;
•	reviews of mineralized and non-mineralized core intersections at the core storage facilities;
•	reviews of the sample storage facilities for core, coarse rejects, and pulp rejects;
•	reviews of the geology database;
•	reviews of the QAQC results;
•	reviews of the geological interpretations; and
•	reviews of the grade estimation parameters and results.

In the opinion of the qualified person, the data used for the purpose of estimating the mineral resources are sufficiently reliable.

1.8	Mineral processing and metallurgical testing

1.8.1	Testwork history

Numerous metallurgical testwork programs starting in 2009 have been undertaken to characterize the feed grade mineralization of the Toroparu and Sona Hill deposits, including both oxidized saprolite and sulphide fresh rock, and the material’s response to comminution, gravity concentration, rougher and cleaner flotation, and cyanide leaching. The testwork utilized samples that were representative of the growing mineral resource as it was known at the time of the studies. These studies included processing method trade off studies as well as refinements of the selected operating parameters, as the properties and response of the samples under the testwork conditions were increasingly better understood. Additional testwork was undertaken in 2026 on new and existing drillhole samples to supplement the metallurgical database and ensure that the testwork reflects ore variability and life of mine feed distribution.

1.8.2	Mineralogical testwork

A mineralogical assessment showed that the sample was dominated by silicates and with chalcopyrite the predominant sulphide mineral. Gold deportment studies showed that the majority of the gold was present as native gold, indicating that gravity recovery should be considered in the process flowsheet. Other gold minerals included electrum, maldonite, petzite, and hessite.

Liberation studies showed that the liberation of copper minerals improves substantially at grinds finer than 150 microns. In contrast pyrite is widely distributed with significant liberation in the range of 80 to over 90% at all size fractions. Copper minerals and pyrite have negligible mutual association, so producing a marketable concentrate was expected to be possible.

1.8.3	Comminution testwork

Comminution test results on samples from the Toroparu pits showed that the ore is in the moderate to hard category and within the abrasive range. Testwork on saprolite samples from Sona Hill showed the ore to be very soft and not abrasive, while sulphide rock samples showed the ore to be moderately hard and mildly abrasive.

Processing saprolitic ore will add viscosity considerations, and the softness will reduce the power demand in the milling circuit.

1.8.4	Primary thickening, dewatering, and rheology

Dewatering and rheology testwork completed in 2026 established design parameters for the plant thickening and concentrate filtration circuits. The sulphide results support the selected primary thickener design; however, its solids handling capacity could decrease to approximately 50% of nominal capacity when processing saprolite ore. Increased feed

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dilution is being evaluated to improve settling of the fine, clay-rich saprolite material and increase achievable thickener capacity.

1.8.5	Flotation, cyanidation, and gravity recovery testwork

The testwork includes flotation, gravity recovery, cyanidation, flowsheet testing, the response of recovery to grind size, reagent consumption and optimization, and detoxification. Toroparu flotation testwork indicated that a primary grind in the range of approximately 120 to 150 microns is suitable for rougher flotation, with 150 microns selected in testwork as an effective balance between recovery and mass pull. Saprolite testwork returned high overall gold recoveries, generally in the range of approximately 93% to 99%, through combined gravity and cyanide leaching. Sona Hill testwork demonstrated that gold associated with telluride minerals can be slower leaching and may require elevated pH and appropriate grind control to achieve high extraction. The higher pH conditions required for Sona Hill material have implications for carbon circuit performance, cyanide detoxification, and reagent-system design, and telluride leach kinetics require further evaluation.

1.8.6	Metallurgical recovery

The metallurgical recovery assumptions for the gold recovery circuits utilized for the life of mine processing plan are 94.3% for gold, 76.0% for silver, and 75.2% for copper.

1.8.7	Deleterious elements

Concentrate characterization testwork included a full elemental analysis to identify and quantify potential deleterious elements that could affect concentrate marketability or attract smelter penalties. The results indicate that concentrate quality is generally acceptable for marketing purposes, although fluorine may exceed applicable penalty thresholds. Accordingly, estimated concentrate penalty allowances have been incorporated into the financial model based on indicative commercial terms received from market participants.

1.9	Mineral resource estimate

Updated mineral resource estimates were prepared utilizing two gold grade interpolation methods. At the Toroparu main zone and at Sona Hill, sequential Gaussian simulation followed by localization to the selective mining unit support was conducted by Snowden Optiro of Perth, Australia, to provide a robust representation of grade variability and uncertainty that honours the input data, geological interpretation, and spatial continuity. 93% of the mineral resource tonnes at the Project were estimated using sequential Gaussian simulation. Ordinary kriging was used to interpolate gold grades at the three smaller domains at Toroparu as well as at the extremities of the Toroparu main zone where the drillhole spacing is wider. Silver and copper grades were interpolated using ordinary kriging for both deposits.

The mineral resource estimate for open pit resources has been constrained within optimized pits and tabulated based on a gold price of $2,600 per ounce, gold metallurgical recoveries of 95% for saprolite and 93.4% for all other material, total costs per tonne at Toroparu of $18.7 for saprolite and $16.9 for all other material, and at Sona Hill of $20.0 for saprolite and $20.5 for all other material, and an 8% gold royalty. The resulting marginal gold cut-off grades are 0.26 g/t for saprolite and 0.24 g/t for all other material at Toroparu, and 0.28 g/t for saprolite and 0.29 g/t for all other material at Sona Hill.

The measured and indicated mineral resources include 160.6 Mt at a gold grade of 1.29 g/t containing 6.7 Moz of gold above a gold cut-off grade of 0.60 g/t, as well as 200.4 Mt at a gold grade of 0.40 g/t containing 2.6 Moz that is between the marginal and 0.60 g/t gold cut-off grades.

The Toroparu mineral resource estimate effective November 12, 2026, is shown in Table 1.3.

Table 1.3	Toroparu mineral resources effective November 12, 2026

Gold cut-off grade	Classification	Tonnes (Mt)	Grade gold (g/t)	Grade silver (g/t)	Grade copper (%)	Contained gold (koz)	Contained silver (koz)	Contained copper (Mlb)
Total above marginal[1]	Measured	115.0	0.87	1.3	0.10	3,232	4,908	255
	Indicated	246.0	0.76	0.7	0.04	6,022	5,911	228

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	Measured + Indicated	360.9	0.80	0.9	0.06	9,254	10,820	483
	Inferred	115.4	0.68	0.2	0.02	2,535	644	62
Including above 0.60 g/t	Measured	55.1	1.39	1.6	0.12	2,459	2,797	149
	Indicated	105.5	1.24	0.8	0.05	4,216	2,881	113
	Measured + Indicated	160.6	1.29	1.1	0.07	6,675	5,679	262
	Inferred	43.6	1.15	0.2	0.03	1,617	247	25
Including between 0.60 g/t and marginal	Measured	59.9	0.40	1.1	0.08	773	2,111	106
	Indicated	140.5	0.40	0.7	0.04	1,806	3,030	115
	Measured + Indicated	200.4	0.40	0.8	0.05	2,578	5,141	221
	Inferred	71.8	0.40	0.2	0.02	918	396	37

Notes:

1.    Mineral resources were estimated using a gold price of $2,600 per ounce, constrained within optimized pit shells, and are reported above marginal gold cut-off grades of 0.26 g/t for saprolite and 0.24 g/t for all other material at Toroparu, and above 0.28 g/t for saprolite and 0.29 g/t for all other material at Sona Hill.

2.    Mineral resources are not mineral reserves and have no demonstrated economic viability.

3.    Mineral resource estimates are reported inclusive of mineral reserves.

4.     The mineral resource estimate was prepared under the supervision of or was reviewed by Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, who is a qualified person as defined by NI 43-101.

5.    Totals may not add up due to rounding.

6.    Other than as disclosed in this technical report, there are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

1.10	Mineral reserve estimate

The mineral reserve estimate for open pit reserves has been constrained within the pit designs and tabulated based on a gold price of $1,950 per ounce, gold metallurgical recoveries of 95.0% for saprolite and 93.4% for all other ore, total costs per tonne of ore at Toroparu of $18.7 for saprolite and $16.9 for all other ore, and at Sona Hill of $20.2 for both ore types, and an 8% gold royalty. The resulting marginal gold cut-off grades are 0.34 g/t for saprolite and 0.32 g/t for all other ore at Toroparu, and 0.37 g/t for saprolite and 0.38 g/t for all other ore at Sona Hill.

The proven and probable mineral reserve includes 200.2 Mt of proven and probable mineral reserves with 5.9 Moz of contained gold planned to be treated in two processing stages including a direct mill feed above a diluted 0.50 g/t gold cut-off grade with 5.1 Moz of contained gold at an average gold grade of 1.18 g/t Au, as well as 0.9 Moz of contained gold at an average gold grade of 0.40 g/t that is between the marginal and direct mill feed cut-off grades that will be stockpiled for processing later in the mine life, generating a positive margin at the PFS mineral reserve pit optimization gold price assumption of $1,950 per ounce.

The Toroparu mineral reserve estimate effective November 12, 2026, is shown in Table 1.4.

Table 1.4	Toroparu mineral reserves effective November 12, 2026

Gold cut-off grade	Classification	Tonnes (Mt)	Grade gold (g/t)	Grade silver (g/t)	Grade copper (%)	Contained gold (koz)	Contained silver (koz)	Contained copper (Mlb)
Total above marginal[1]	Proven	91.2	0.96	1.4	0.10	2,808	3,995	209
	Probable	109.1	0.89	0.9	0.05	3,114	3,029	113
	Proven + Probable	200.2	0.92	1.1	0.07	5,922	7,024	322
Including above	Proven	61.4	1.23	1.5	0.12	2,423	2,937	156
	Probable	72.2	1.14	0.9	0.05	2,635	2,159	80

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0.50 g/t	Proven + Probable	133.6	1.18	1.2	0.08	5,058	5,096	236
Including between 0.50 g/t and marginal	Proven	29.8	0.40	1.1	0.08	385	1,058	53
	Probable	36.9	0.40	0.7	0.04	479	870	33
	Proven + Probable	66.6	0.40	0.9	0.06	864	1,928	85

Notes:

1.    Mineral reserves were estimated using a gold price of $1,950 per ounce, constrained within pit designs, and are reported above diluted marginal gold cut-off grades of 0.34 g/t for saprolite and 0.32 g/t for all other ore at Toroparu, and above 0.37 g/t for saprolite and 0.38 g/t for all other ore at Sona Hill.

2.     The mineral reserve estimate was prepared under the supervision of or was reviewed by Ignacio Vélez, FAusIMM, Vice President Technical Services of Aris Mining, who is a qualified person as defined by NI 43-101.

3.     Totals may not add up due to rounding.

4.    Other than as disclosed in this technical report, there are no known mining, metallurgical, infrastructure, permitting, or other relevant factors or risks that could materially affect the mineral reserve estimate or the potential development of the mineral reserves.

1.11	Mining operations

The Toroparu and Sona Hill deposits will be mined using mining contractor owned and operated conventional open pit mining methods. The operation will utilize conventional drill rigs, excavators, haul trucks, dozers, graders, water trucks, and utility vehicles.

A dynamic gold cut-off grade strategy was employed in the mine schedule to optimize the production profile, with higher grade ore hauled from the pit benches to a stockpile at the processing plant and lower grade ore hauled to a low-grade ore stockpile for processing later in the mine life. Waste rock will be hauled from the Toroparu and Sona Hill pits to their designated waste storage facilities located in proximity to the two open pit areas. Topsoil will be stored separately for future rehabilitation requirements.

Material will typically be blasted in benches ranging from 10 to 20 m high, with 10 m benches assumed for the smaller equipment mining overburden and most saprolite, and 20 m benches for the larger equipment mining transition, sulphide rock, and selected areas of saprolite. Given the softness of the overburden and near surface oxidized saprolite, free digging and ripping opportunities will be considered where possible. Most of the overburden and approximately 75% of the saprolite is expected to be excavated without blasting.

The general mining related layout includes the Toroparu main, northwest, and southeast pits, the Sona Hill pit, a waste rock and low grade storage facility located to the northeast and north of the Toroparu pits respectively, a waste rock storage facility located to the east of the Sona Hill pit, a run of mine stockpile located at the processing plant, and haul roads.

Key considerations for the strategic mine plan and schedule included maintaining a minimum rate to support the planned processing rate of 7.0 Mtpa over a 29 year processing life. The Toroparu main pit is planned to be mined in seven phases to optimize access to higher gold grades and defer waste mining, while the Sona Hill pit is planned to be mined in two phases and the Toroparu northwest and southeast pits are planned to be mined in a single phase. Mining will be prioritized at the Toroparu main pit while production at the Toroparu northwest, Toroparu southeast, and Sona Hill pits will be delayed as long as possible to defer the required capital expenditures while not adversely impacting on gold production potential and managing the saprolite processing campaigns.

There is a 32 month construction schedule and a one year pre-production period in Year -1, comprising pit site clearing, grubbing, topsoil removal, and construction activities, with mining commencing during the final six months to build up ore stockpiles ahead of processing in Year 1.

The life of mine production is shown in Table 1.5.

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Table 1.5	Life of mine production

Type	Total
Ore (Mt)	200.2
Waste (Mt)	661.9
Strip ratio (waste to ore)	3.3
Gold grade (g/t)	0.92
Silver grade (g/t)	1.1
Copper grade (%)	0.07
Contained gold (koz)	5,922
Contained silver (koz)	7,024
Contained copper (kt)	146

1.12	Processing and recovery operations

The process plant design criteria and flowsheet are based on extensive metallurgical testwork as described in Section 13 and are based on an industry standard practice metallurgical flowsheet to treat two primary gold ore types, including the oxidized saprolite and other near surface oxidized ore and deeper sulphide rock, to produce two doré products and a copper-gold flotation concentrate. The saprolite and sulphide ore types will be stockpiled and processed separately during designated campaigns.

The process plant is designed to nominally treat 7.0 Mtpa of ore and will consist of crushing, grinding, an upfront gravity gold concentration circuit to produce doré, followed by a carbon in leach circuit to produce a second doré, and sulphide flotation for the sulphide ore type to produce a copper-gold concentrate.

Cyanide contained in the tailings from the gravity concentrate and intensive cyanidation circuits will be neutralized by dosing with a hydrogen peroxide solution before recirculation to the milling circuit, ensuring a safe operating environment. Cyanide present in the carbon in leach tailings stream will be treated in an SO2/air cyanide destruction circuit to meet the environmental compliance requirements before being pumped to the tailings management facility.

Overall, the operation is designed to recover 94.3% of the gold, 76.0% of the silver, and 75.2% of the copper contained in the total life of mine ore.

Concentrate characterization testwork included a full elemental analysis to identify and quantify potential deleterious elements that could affect concentrate marketability or attract smelter penalties. The results indicate that concentrate quality is generally acceptable for marketing purposes, although fluorine may exceed applicable penalty thresholds. Accordingly, estimated concentrate penalty allowances have been incorporated into the financial model based on indicative commercial terms received from market participants.

1.13	Infrastructure, permitting, and compliance activities

1.13.1	Infrastructure

The Project area is characterized by a combination of low-lying riverine terrain and extensive flatlands situated between elevated ridges and hills. These topographic conditions present several engineering and operational challenges, particularly during periods of intense rainfall when localized flooding and seasonal inundation may occur. As a result, the protection of critical infrastructure and the mining operations from flood-related risks has been a key consideration in the site planning process. Additionally, the combination of poor residual soils underlying the majority of the site presents engineering challenges related to foundation support conditions, especially for areas that will support heavy loads.

To address these challenges, a range of land development and water management measures have been incorporated into the Project design. These include strategic earthworks, piling, and water management works aimed at improving site drainage, optimizing land utilization, and safeguarding operational areas. In particular, the management of selected

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watercourses around the mining areas will reduce the potential for flooding of the open pits, thereby enhancing operational continuity, workforce safety, and environmental protection.

Off-site infrastructure will also be required including access and logistical infrastructure located outside of the mining titles.

A primary process plant terrace is planned to accommodate the mineral processing facilities and associated support infrastructure. The terrace has been strategically located near the Toroparu open pits to minimize ore haulage distances, reduce operating costs, and improve overall mining efficiency. To ensure the safety of personnel and infrastructure, the process plant area will be positioned approximately 500 m from the open pit limits, providing an appropriate stand-off distance to mitigate the effects of blasting activities, including flyrock, vibration, and air overpressure.

The selected location also enhances operational efficiency by providing convenient access to mining areas while facilitating the distribution of essential utilities such as the power, water, communications, and process services. The layout has been developed to optimize security, personnel movement, maintenance access, and the integration of key operational facilities across the Project.

The processing plant will encompass the complete ore treatment circuit, commencing with the comminution circuit, including primary crushing and grinding operations. Following grinding, the process stream will advance through the thickening, carbon-in-leach, and gold recovery circuits, culminating in the gold room, where final gold production and handling activities will take place.

A flotation circuit is also incorporated to recover sulphide concentrate. The concentrate produced from flotation will report to the concentrate filtration facility, where moisture content will be reduced prior to transfer to bulk concentrate storage for temporary holding before transportation off site for further processing or sale.

The process plant area will be supported by a comprehensive range of ancillary facilities and operational infrastructure, including the power generation plant and electrical distribution facilities, process water and service water infrastructure, maintenance workshops and equipment service bays, warehouses and materials storage facilities, fuel storage and dispensing facilities, reagent storage and handling areas, administration offices and operational control facilities, training and workforce development centre, workforce change houses, medical and emergency response facilities, and security and site services infrastructure.

A dedicated helipad will be located adjacent to the medical facility to provide additional rapid emergency response and medical evacuation capability beyond the capacity of a fixed wing aircraft. The helipad will allow injured personnel to be transported quickly to specialist medical facilities when required, significantly enhancing site emergency preparedness. In addition, the facility may be utilized for the secure transport of high-value cargo, including gold doré, during emergency or special operational circumstances.

The current Project infrastructure includes a 200-person capacity camp, kitchen and mess hall, gym, security fencing and checkpoints, maintenance and welding workshops, carpentry shop, warehouse, water pump and water tank, freshwater pond, core sheds, drilling contractor’s facilities, a 650 m long airstrip, diesel generators and a 70,000 litre capacity fuel farm, and satellite internet. Aris Toroparu also owns additional facilities along the Puruni road.

1.13.2	Tailings management facility

The tailings management facility will be located approximately 6 km southwest of the open pits and relatively close to the processing plant, within a natural valley basin covering a footprint of roughly 870 hectares (ha). The basin is enclosed by hills, and containment embankments are required only along the southern and southeastern boundaries, simplifying the engineering design and reducing both construction complexity and material requirements. The general topography slopes southward and the design takes advantage of this natural gradient, with the drainage infrastructure operating under gravity. The site is located outside of the 1 in 1,000 year flood line of the Puruni and Wynamu rivers, reducing the potential for river flooding to affect the facility.

The design aligns with the Global Industry Standard on Tailings Management (GISTM), the Canadian Dam Association guidelines, and the requirements of the environmental permits.

Seepage control at the embankment relies on three elements including a 1.5 mm high density polyethylene (HDPE)

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geomembrane on the upstream face of the low permeability core, the core itself, and a curtain drain of cycloned coarse tailings placed upstream of the liner. The facility basin is underlain by low permeability residual soils which will act as a barrier for seepage to groundwater.

The 214 Mt capacity facility will be raised in six stages by the downstream method at a deposition rate of 7 Mt per year to optimize construction costs and allow excess pore pressures in the soft residual soil foundation to dissipate between raises. Tailings at a solids concentration of approximately 43% by mass will be pumped from the plant to the facility through a slurry delivery pipeline. The 214 Mt design capacity provides a margin of about 7% over the 200.2 Mt mineral reserve

Geochemical characterization studies of tailings samples indicated negligible to low sulphide-sulphur concentrations and were classified as non potentially acid generating. The saprolite tailings contained minimal to no reactive carbonate minerals, indicating that the observed neutralization potential is primarily attributable to lime additions during metallurgical batch processing. The results from laboratory humidity cell tests and subaqueous column tests were consistent with the static test findings. The kinetic test data further support the findings that the saprolite tailings are capable of maintaining a close to neutral leachate pH over time.

In 2026, a site wide chemical mass load model, built on the site wide water balance, quantified water quality at downstream compliance points over the life of mine. Sulphate and arsenic were identified as the constituents of concern. Flotation of the sulphide ore removes most of the sulphide minerals to concentrate and limits long term sulphate generation from the tailings. The model indicates that an 80% reduction of the dissolved sulphate load during the early saprolite ore campaigns, together with controlled timing of the return water dam discharge, would reduce exceedances of the sulphate criterion at the near field compliance point to about 1% of days. The means of achieving this reduction will be confirmed by testwork in the next phase of study, with a modular treatment provision planned and included in the cost estimate. Modelled arsenic discharges do not exceed the International Finance Corporation (IFC) effluent limit. Arsenic can be managed through operation of the pool and discharge regime, also with a modular treatment provision planned and budgeted should sampling during early operation prove it necessary.

A dynamic stochastic site wide water balance was developed to assess the adequacy of the proposed water management system. The model demonstrates that the water management system is functional from a water quantity perspective.

Clean stormwater runoff from the limited upstream areas of the facility reports to the supernatant pool. A barge mounted pump station will pump supernatant water from the pool to the return water dam, operating in parallel with the tailings delivery system. Water from the return water dam will be returned to the plant as process water and surplus water will discharge through spillway as required under the prevailing wet climate. An emergency spillway will provide for the safe passage of extreme storm events at every stage of development. In accordance with the Very High consequence classification, the spillway is sized for the one in 10,000 year, 24 hour design storm.

1.13.3	Waste rock management facilities

A segregated waste and low grade ore management facility will be constructed for the Toroparu pits located to the north and northeast of the three Toroparu pits, and a dedicated waste management facility will be constructed for the Sona Hill pit. The waste management facilities have a combined capacity of 661.9 Mt and the low grade stockpile will store 66.6 Mt of ore.

The facility locations were selected to minimize haulage distances and to accommodate infrastructure and surface water management. The facilities at the Toroparu pits also provide protection against extreme flood events.

The facilities were designed for long term stability and rehabilitation. Vertical expansion will be limited through controlled lift heights. The maximum height of the facilities are 80 m at Toroparu and 70 m at Sona Hill.

1.13.4	Water sources and management

The Project has shallow groundwater levels and is drained by the Puruni and Wynamu rivers. A site-wide water balance was developed to assess water supply, storage, recycling, and discharge over the life of mine. The Project has a strongly positive water balance due to high rainfall, with water recovered from the tailings management facility and recycled to the process plant to the maximum extent practicable. Excess water will require managed discharge throughout much of the mine life. Potable water for the plant and camp is currently planned to be supplied from the Puruni River.

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A stormwater management plan has been prepared for the Project covering the waste rock management facilities, ore stockpiles, open pits, plant and run of mine platforms, airstrip, river channeling, flood protection levees, and supporting roads. The plan is built on the separation of clean and dirty water: clean runoff and the two river systems are kept out of the mining areas by channels and levees, while contact runoff is contained, passed through silt removal facilities, and either reused in the process or released under controlled conditions against the water quality criteria of the chemical mass load model.

Contact runoff from the disturbed areas will be collected in perimeter drains and conveyed through silt removal facilities, sized for the one in ten year event, to a stormwater dam located south of the processing plant. The stormwater dam will be lined with an HDPE geomembrane and will contain the collected water for reuse or controlled release. Runoff collecting in the open pits will report to the pit sumps and be pumped to the stormwater dam while mining is active.

All of the open pits lie within the floodplains of the Puruni and Wynamu rivers, and the interaction between the rivers and the mine is the dominant stormwater risk for the Project. Flood protection levees designed for the one in 1,000 year flood, together with the elevated airstrip, will exclude the Puruni floods from the workings, and non-contact runoff will be directed to the natural watercourses to prevent contamination.

Sections of the Wynamu and Puruni rivers affected by artisanal and small scale mining will be rehabilitated and re-established as free-flowing channels. The Wynamu River will be channeled around the main pit and the waste rock management facility through a 30 m wide channel supported by two supplementary canals. Two dimensional flood modelling confirms that the channel and levee system excludes both the one in 100 year and the one in 1,000 year floods from the bulk mining infrastructure, with erosion protection required at the constrictions formed by the levees, roads, and culvert crossings. Water quality prior to discharge to the environment will be managed through water recycling, source control, operational management, and if required, treatment.

During operations, the majority of process water will be recovered from the tailings management facility and the return water dam. The Puruni River will serve as the primary source of potable water for the process plant and camp.

1.13.5	Offsite logistics

Offsite infrastructure includes the Project access road and the use of wharf access near Itaballi, where goods arriving by barge will be transferred to trucks for road transport to the Project. Supplies may also be transported by road from Georgetown.

The primary access route to the Project begins at Camp 4 and extends to the Project site. This road is approximately 30 km long and in good condition and will be upgraded to accommodate increased traffic. Road construction activities will be scheduled as part of routine road maintenance, utilizing waste rock material as it becomes available during construction. It is anticipated that the maintenance and widening process will be ongoing throughout the life of the mine.

From Camp 4, the main road continues to Georgetown via the Puruni Road. The section from Itaballi to Puruni has been largely rehabilitated with regular maintenance ongoing to ensure reliability. The remaining segment from Puruni to Toroparu, a distance of approximately 105 km, has been largely rehabilitated but heavy rainfall periodically affects the road’s drivability and requires ongoing maintenance.

The road will continue to be maintained during the mine’s operational life. Waste rock from the site can be used to reinforce weak zones and improve drainage, ensuring sustained access for the timely delivery of resources to the processing plant and to support ongoing operations. Additionally, closer borrow pits should be identified in following studies to significantly reduce the cost of material transport.

The proposed wharf facilities are located on the Itaballi peninsula. The wharf operation is planned to support the mine construction and operation, specifically for the transportation of equipment, materials, and supplies. The wharf will also function as a transshipment point for import and export goods. Supplies may be delivered by road from Georgetown or by barge from Georgetown Harbour to the proposed wharf facilities for storage and subsequent road transportation to the Project by truck. Trucks from the Project will return with copper concentrate to the wharf for storage and for both roll on, roll off and crane loading on barges destined for Georgetown.

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The proposed wharf facility will include wharf loading and discharge areas, forklifts, reach stackers, cranes, logistics, truck maintenance, container and equipment laydown areas, fuel storage and fuelling facilities, and power generation and related utilities. The wharf facility will accommodate ocean going barges to transfer cargo between Georgetown and the wharf via the Essequibo, Mazaruni, and Cuyuni rivers.

1.13.6	Power

There is no nearby electrical utility grid to supply the Project. The estimated nominal power demand for the planned process plant is approximately 56 MW, which will be supplied by an onsite heavy fuel oil power plant with an installed capacity of 75 MW at 13.8kV. The plant will comprise eight generator sets with a nominal rating of approximately 9.37 MW.

The fuel system will manage the unloading, storage, treatment, and delivery of heavy fuel oil to the Project. Fuel deliveries will be made using fuel barges transporting large fuel quantities to the wharf at the Itaballi Peninsula, where the fuel will be offloaded to storage tanks. At the wharf, fuel tankers will be loaded from a dedicated fuelling facility and will transport the fuel by road to the Project to support continuous power plant operation. At full load, the power plant is expected to consume approximately 228 cubic metres of fuel per day.

Under the terms of a letter agreement between Aris Toroparu and Alfro Alphonso & Sons (A&S) dated November 1, 2013, the parties have an agreement to enter into a fuel transportation contract for the delivery of heavy fuel oil and diesel fuel from storage facilities to be located near Itaballi on the Mazaruni River or Pine Tree on the Cuyuni River to the Project.

The site fuel storage system will comprise two main heavy fuel oil storage tanks, each with a nominal capacity of approximately 4,000 cubic metres. The combined usable fuel volume will be managed to provide approximately 30 days of fuel storage. The fuel system will include the necessary fuel unloading facilities, transfer pumps, filtration, heating, settling and service tanks, fuel treatment equipment, and fuel forwarding systems.

1.13.7	Environmental factors

The proposed mine area is remote and is characterized by tropical rainforest, high annual rainfall, and limited existing infrastructure. The Project lies within the upper Puruni River catchment. The Puruni River flows east before turning south near the informal community of Peter’s Mine (Puruni Landing), around 100 km downstream of the Project, and joins the Mazaruni River about 30 km further southeast. The Mazaruni then flows approximately 90 km northeast, where it is joined by the Cuyuni River just after Itaballi, and another 8 km to its confluence with the Essequibo River. The Puruni River constitutes the primary surface water receptor for the Project.

Despite recording high species richness, baseline environmental surveys undertaken for the Project confirm the presence of only a limited number of faunal species recorded on authoritative international conservation registers, and only nine floral species. Few of the plant species recorded in baseline surveys are identified as threatened or protected under international conservation registers, although several forest keystone species are commonly present.

Terrestrial ecology at Toroparu is dominated by intact tropical rainforest habitats typical of the Guiana Shield, including mixed lowland forest, swamp forest, and riparian vegetation along rivers and streams. Baseline studies undertaken for the environmental and social impact assessment (ESIA) and carried forward in the Environmental Management Plan (EMP) recorded high species diversity, with flora and fauna assemblages characteristic of relatively undisturbed forest systems.

Baseline surveys recorded flowing, forest-fed watercourses supporting diverse fish and macro-invertebrate communities typical of the Guiana Shield. Aquatic habitats were characterised by relatively good baseline condition, with structure and species assemblages driven by flow regime, substrate, and riparian cover. Aquatic species recorded in baselines included some on conservation registers and others noted for their relevance to habitat sensitivity.

The primary environmental and social studies for the Project include an ESIA completed in 2012 and approved by the Environmental Protection Agency (EPA), covering mine construction, operation, and closure; a revised EMP prepared in 2021 in support of amendments to the Environmental Permit, reflecting changes to mine layout, access routes, and supporting infrastructure; subsequent technical and monitoring studies undertaken to support mine planning, water management, tailings facility design, and regulatory compliance. Further modifications to the design in 2025 led to the development of an Environmental Risk Assessment (ERA) of areas of the current design not previously covered, and a Cumulative Impact Assessment (CIA) of the wharf development on the Itaballi Peninsula, as supporting documents to an

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EMP amendment requested by the EPA and submitted in September 2026.

Together, these studies provide baseline environmental and social data, impact identification, mitigation measures, and management and monitoring commitments applicable to the Project.

This PFS reflects an updated Project configuration relative to earlier studies. However, the broader environmental and social setting has not materially changed since completion of the 2012 ESIA, except for the negative impacts of artisanal and small-scale mining. The existing ESIA (2012) and EMP (2021) remain applicable to the Project, subject to alignment of final Project design with existing environmental approvals (via an addendum to the EMP, submitted in September 2026) and implementation of permit amendments identified in the EMP, where Project changes fall outside the scope of previously approved activities.

No new environmental receptors or sensitive land uses have been identified as a result of the PFS design or in the ERA and CIA undertaken in 2026 as part of the preparation of the EMP addendum.

The principal environmental issues relevant to the PFS include water management under high-rainfall conditions, including pit dewatering, flood protection, and controlled discharge; tailings and waste rock management, including long-term physical and chemical stability; protection of surface water quality in the Puruni River and affected tributaries; land disturbance and rehabilitation, including progressive and final closure measures; biodiversity management, including minimization of forest clearing and revegetation; and closure and post-closure performance of engineered structures.

These issues have been addressed in prior environmental studies and are incorporated into revised Project design and management plans as part of the PFS.

Other than as disclosed in this technical report, there are no known environmental issues that could materially impact the issuer's ability to extract the mineral resources or mineral reserves.

The most important residual environmental risk is water quality associated with routine overflow from the return water dam to a southern tributary of the Puruni River. Conservative modelling indicates that discharge could periodically present a toxicological risk to sensitive aquatic receptors, although remaining within IFC guideline values and permit expectations. This risk will require operational control of the site water balance, enhanced monitoring, confirmatory water quality modelling, and contingency planning for additional water management measures if monitoring demonstrates the need. The mine closure plan was updated in 2026 for this PFS and provides for progressive reclamation, water management, revegetation, and post-closure monitoring. As the Project is in the pre-construction phase, Aris Toroparu does not currently maintain a financial assurance mechanism for closure costs and therefore closure costs and securities will require confirmation as the Project advances.

1.13.8	Social or community factors

The Project is located in a sparsely populated region and the nearest settlements are the small Indigenous communities of Isseneru to the west and Kurupung to the south, both along and around the Mazaruni River. Amerindian communities also are present within the wider area of influence, and traditional land and resource use activities are present in the region. The nearest large settlement is at Peter’s Mine (Puruni Landing), 75 km to the southeast. Dwellings and very small communities are present along river corridors and access routes, the closest at around 22 km south of the Project, on the main Puruni Road.

The Project is in a region where widespread artisanal and small-scale mining has been conducted by third parties, including along the Puruni valley and the northern tributaries. These third-party activities continue to the present day, including in areas adjacent to, and inside, the Project footprint, especially focused on the main Puruni valley and around the area of the Toroparu deposit.

Artisanal and small-scale mining at the Project is typically small-scale, often informal or unauthorized, and conducted by individuals or small groups rather than large companies. These activities have been ongoing for over a century in the area, intensifying in the late 1990s and early 2000s. There is evidence for mercury having been used as an amalgam to trap fine gold particles, posing health and safety risks as well as environmental and ecological hazards. While some small scale mining activities are permitted in Guyana, artisanal and small-scale mining is distinguished from industrial mining by its scale, lack of formal regulation, and the use of less advanced technology.

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Artisanal and small-scale mining causes significant land degradation and vegetation loss, and whilst at the Project the impacts are spatially concentrated, they have resulted in a net decline in environmental quality across the Project because the changes can have broader ecological consequences: loss of habitat, reduced biodiversity, and altered ecosystem functions.

Aris Toroparu has committed to good corporate social engagement with all relevant stakeholders as part of its ongoing resource development program to communicate the Project development progress and to address matters of concern. The EMP provides general provisions for workforce management and community engagement and proposes engagement and grievance mechanisms to manage the social and community impacts and risk. The current social management plan involves Aris Toroparu working with stakeholders and the communities to develop an open and continuous consultation process.

Development of the Project will provide a diversity of employment and socioeconomic opportunities to the country of Guyana. The Project will require skilled mine workers, services, material suppliers, contractors, and skills training. The direct income benefits of the Project will result in opportunities for indirect benefits such as support to local business, career opportunities for young adults, investment in non-mining related enterprises, and traditional agricultural, cultural, and artisan pursuits.

Aris Toroparu currently employs 114 persons, including 106 Guyanese and eight expatriates, with 23 based in Georgetown, 11 based in Itaballi, 3 based at the pontoon operation in Puruni, and 77 based at the Project camp. 21% of the employees are female.

The peak workforce during Project construction is estimated at 1,529. During operations, the peak workforce is estimated at 1,260, representing a significant socio-economic benefit to the region, adding to other mining projects also moving into production. The Project will target a high percentage of the workforce to be hired from within Guyana.

1.13.9	Permitting factors

The Project is subject to the environmental, mining, and land-use regulatory framework of Guyana, administered principally through the EPA and the GGMC. Project development, construction, operation, and closure are regulated under a combination of national legislation, regulations, and permit conditions.

The Project has been subject to formal environmental approval since 2012 and has subsequently incorporated approved amendments and updates reflecting changes in Project configuration and management approaches. This PFS has been prepared on the basis that the Project will be developed within this established regulatory framework and will obtain any required amendments or additional approvals prior to construction or implementation of materially revised activities.

Environmental management of the Project is governed primarily by the Environmental Protection Act of Guyana and its associated regulations. The Act establishes the Environmental Protection Agency and mandates environmental authorization for projects with the potential to cause significant environmental or social effects.

The 2012 ESIA was submitted to support issuance of an Environmental Permit for mine development and operation and remains the foundational environmental approval for the Project.

While the Project is regulated under Guyana law, the 2012 ESIA and the revised 2021 EMP documentation reference selected international guidelines (including World Bank / IFC Environmental, Health and Safety Guidelines and Mining Sector Guidelines) where national standards are absent or non-specific. These international guidelines are applied as good practice benchmarks and do not replace national legal requirements. Compliance obligations remain defined by Guyana legislation and permit conditions.

The regulatory framework includes legislation relevant to Amerindian communities, land administration, public health, and occupational safety. Land access, surface rights, and community considerations are governed by a combination of mining legislation, land administration processes, and sector-specific laws. Portions of Project access and logistics infrastructure traverse areas subject to forestry, riverine, and community land use. Indigenous community rights are governed principally through the Amerindian Act of 2006 which establishes governance of Amerindian village lands and consultation and consent requirements for certain mining related activities affecting titled Amerindian communities.

The 2012 ESIA and 2021 EMP documentation identified communities within the Project area of influence, primarily along

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20 km west and south of the tailings management facility, along the Puruni Road, and at the wharf location options close to Itaballi, and established consultation, engagement, and management measures consistent with regulatory expectations.

The Project received EPA approval of the ESIA in 2012, enabling mine construction and operation in accordance with approved designs and conditions. The approval included requirements for implementation of an EMP, monitoring programs, and reporting to the EPA. In 2021, a revised EMP was prepared and submitted to the EPA to support permit variations. The 2021 EMP builds upon the approved ESIA framework, as required by the Guyana EPA. The permit was renewed on October 15, 2024, and is currently valid until September 30, 2029. The environmental authorization renewal application must be submitted to the EPA no later than March 31, 2029. In December 2025, Aris Toroparu submitted a new application for variance to accommodate new updates arising from the 2025 PEA and this PFS. To support the December 2025 variance application, the EPA required supplemental studies to be submitted as an addendum to the 2021 EMP, comprising an Environmental Risk Assessment (ERA) for the relocated facilities south of the Puruni River; and a Cumulative Impact Assessment (CIA) for the wharf facility on the Itaballi Peninsula. These assessments concluded in July 2026 and the resulting additional environmental and social management and monitoring requirements have been captured in a 2026 EMP Addendum, submitted in September 2026, and accounts for relocation of certain infrastructure elements in the current PFS design, although these are almost entirely within the footprint of the facilities considered in the original 2012 project layout that was approved at the time.

Aris Toroparu also holds an environmental permit for the Itaballi facilities, comprising the proposed fuel depot and wharf on the Mazaruni River, and the Itaballi laydown support facility at Aremu Junction. This permit was granted by the EPA on December 13, 2023, and remains valid until October 31, 2028. Certain additional areas and lands required for the wharf has been included in the 2026 EMP Addendum.

This PFS assumes that the Project will be developed under the approved Environmental Permit, subject to completion of the current environmental permit variance process for the revised Project layout and infrastructure configuration, including facilities relocated south of the Puruni River and the wharf and logistics facilities on the Itaballi Peninsula, and any additional amendments required to reflect final Project design. The required environmental permit variance remains an important Project schedule dependency.

Mining activities at the Project are regulated under the Mining Act and administered by the GGMC. Commercial-scale mining in Guyana requires a large scale mining licence supported by a technical and economic feasibility study, detailed mine and processing plans, an environmental impact assessment, and an environmental management plan. A large scale mining licence is generally granted for 20 years, or for the life of mine where shorter, and may be renewed on expiry, subject to continued compliance with licence conditions, annual rental obligations and other statutory requirements. The GGMC may require an applicant for a grant or renewal of a license to execute a bond satisfactory to the Commission, for the performance and the observance of the conditions of the license upon grant or renewal.

The Project comprises small-scale claims and medium-scale prospecting and mining permits held by registered Guyanese holders in trust exclusively for the benefit of Aris Toroparu under the joint venture agreements. In August 2026, Aris Toroparu applied to the GGMC for a large-scale mining licence covering the Project footprint. The application remains under regulatory review. The Project has all the necessary permits and permissions required to conduct its current exploration work, medium-scale mining, gravity recovery of gold and other minerals and pre-construction activities. Upon issuance of the large-scale mining licence, Aris Toroparu will hold both legal and beneficial interests in the mineral rights covered by the licence and will be authorized to conduct large-scale mining, subject to the continuing rights and applicable requirements. Additional production approvals will also be required, including authorisations for cyanide use and for the transport, storage, handling and use of explosives.

Aris Toroparu will need to secure further authorizations to support operation of the power generation facilities, including modification of its existing fuel permits required for construction and operations, together with ancillary permits for the construction and operation phases of the Project, all of which are expected to be received when and as needed, in the ordinary course.

In July 2026, the Ministry of Natural Resources authorized Aris Toroparu to construct the bridge at the Puruni river crossing on the road from Itaballi Landing to Toroparu (Puruni Bridge). Once constructed and transferred to the Government of Guyana, the parties are expected to enter into the necessary ancillary agreements and arrangements as required to give Aris Toroparu unhindered and reasonable access to the Puruni Bridge and the road connecting Itaballi Landing to the Project.

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This PFS has been prepared on the basis that the existing mineral tenure remains valid and that statutory requirements under the Mining Act will continue to be met; that the Project retains a valid Environmental Permit grounded in the 2012 ESIA and subsequent approved amendments; that the EMP framework, recently amended and submitted for approval, remains applicable to the updated Project configuration; and that any material changes arising from any later designs will be addressed through permit variations or additional submissions to the EPA and other authorities, as required.

No legal or regulatory impediments have been identified, on the basis of the documents reviewed by the qualified person, that would preclude advancement of the Project to construction, provided statutory processes are followed and approvals are maintained.

1.14	Capital and operating costs

1.14.1	Capital cost estimates

The capital cost estimate was prepared in accordance with the AACE International Class 3 level, with an expected accuracy of −10% to −20% on the low side and +10% to +30% on the high side, suitable for a PFS level study. A summary of the estimated initial capital expenditures, including contingency and any operating costs incurred during the pre-production period, is shown in Table 1.6 and a summary of the estimated deferred and sustaining capital costs, including contingency, are shown in Table 1.7.

Table 1.6	Estimated initial capital costs

Amount ($M)
Mining
Pre-production mining cost	73.0
Owners fleet purchase	4.2
Mining total	77.1
Processing and surface
Road construction	48.8
Processing plant	245.3
Earthworks	63.6
Power	124.4
Tailings management facility	91.9
Site and offsite infrastructure	76.2
Wharf facility	170.6
Water management	29.7
Surface and processing total	850.6
Other
Other indirect costs including site G&A and first fills	68.8
EPCM costs	20.5
Other costs total	89.3
Total construction capital	1,017.0
Contingency allowances	102.0
Construction capital with contingency allowances	1,119.0
Less: construction funding from Toroparu PMPA	(138.0)
Net construction capital	981.0
Add: working capital during construction	24.0
Initial funding requirement	1,005.0

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Table 1.7	Estimated deferred and sustaining capital costs, including contingency

Amount ($M)
Deferred stripping	418.1
Tailings management facility	152.7
Site and offsite infrastructure	81.0
Closure	59.9
Owners cost and other	9.5
Total	721.3

1.14.2	Operating cost estimates

The life of mine operating costs, excluding capitalized operating costs, were estimated for mining, surface infrastructure, processing, logistics, general and administration (G&A) including other costs, realization, and royalties.

Royalties due to Guyana include an 8% royalty on gold sales and a 1.5% royalty on each of silver and copper sales.

The summary of the estimated life of mine operating costs is shown in Table 1.8 and the estimated life of mine unit operating cost estimate is shown in Table 1.9.

Table 1.8	Estimated operating costs

	Total life of mine	Pre- production	Main pit operations	Late-life mining and stockpile processing	Post- production
Fleet and hauling	1,638.9	24.9	1,415.0	198.2	0.7
Consumables	820.6	17.9	653.4	149.4	-
Drill and blast	732.2	7.8	678.8	45.7	-
Contractor fixed & owner costs	625.8	24.6	415.8	184.0	1.4
Technical and dewatering	42.5	2.0	37.2	3.3	-
Mining subtotal	3,859.9	77.1	3,200.1	580.5	2.2
Less: capitalized stripping	(495.2)	(77.1)	(411.5)	(6.7)	-
Less: owner mining CAPEX	(9.5)	-	(7.1)	(2.4)
Mining total	3,355.2	-	2,781.6	571.4	2.2
Reagents	1,284.5	-	771.5	513.0	-
Power	810.2	-	483.6	326.6	-
Tailings management facility	243.6	2.4	129.9	100.8	10.5
Plant maintenance	148.7	-	88.7	59.9	-
Labour	233.7	-	138.9	94.8	-
Plant consumables	49.5	-	29.7	19.9	-
Replacement cost	24.8	-	14.8	9.9	-
Chemical laboratory	30.5	-	18.2	12.4	-
Logistics	572.0	-	361.1	207.7	3.2
Less: capitalized pre-production costs	(2.4)	(2.4)	-	-	-
Processing and surface total	3,395.2	-	2,036.5	1,345.1	13.7
Freight	62.7	-	42.4	20.2	-
Treatment charges	(11.8)	-	(8.0)	(3.8)	-
Refining charges	27.0	-	21.3	5.7	-

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	Total life of mine	Pre- production	Main pit operations	Late-life mining and stockpile processing	Post- production
Penalties	12.7	-	8.6	4.1	-
Realization total	90.5	-	64.3	26.2	-
Mine site G&A	678.6	-	420.0	258.7	-
Royalties	1,609.0	-	1,261.8	347.2	-
Total	9,128.6	-	6,564.2	2,548.5	15.9

Table 1.9	Estimated life of mine unit operating costs

	Units	$/tonne moved - main pit Operations	$/tonne moved - late-life mining and stockpile Processing
Pre-production mining costs	$M	77.1	-
Mining costs	$M	3,200.1	580.5
Total mining cost	$M	3,277.2	580.5
Total tonnes moved	Mt	806.3	55.9
Mining cost per tonne moved	$/t moved	4.06	10.39
Mining	$/t processed	27.54	7.15
Processing, power, and tailings	$/t processed	14.08	14.13
Logistics	$/t processed	3.03	2.60
Mining and processing costs including contingency	$/t processed	44.65	23.88
G&A	$/t processed	3.53	3.19
Royalties	$/t processed	10.60	4.27
Treatment, refining, and freight	$/t processed	0.54	0.32
Total operating cost per tonne processed	$/t processed	59.33	31.66

1.15	Economic analysis

The economic analysis was undertaken to assess and confirm the proposed mine plan described in this technical report, utilizing the production schedule and the associated capital and operating cost estimates included herein. The economic analysis has been conducted on a post-tax, 100% equity (i.e., no debt financing) basis, in constant dollar terms. Sunk costs, such as exploration and the cost of previous studies, were excluded from the analysis.

The economic model incorporates both the historic precious metals purchase agreement with WPMI and the contractor mining strategy assumed for this study. The WPMI streaming agreement provides for the sale of a portion of the Project’s gold and silver production under fixed-price terms. Mining equipment ownership, financing, operation, maintenance, and replacement costs are incorporated into the contractor mining rates.

The economic viability of the mine plan has been evaluated using key economic indicators, including annual and cumulative cash flows, NPV, and IRR. The NPV presented in this technical report should not be interpreted as the definitive value of the Project and must be considered in conjunction with the accompanying sensitivity analysis.

The key economic results are presented on a pre-tax basis to facilitate comparison with other projects in different jurisdictions by removing the effect of local tax regimes, and on an after-tax basis incorporating the applicable tax rates and economic terms for the Project, providing a more accurate reflection of the potential economic benefits to the Project owners.

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The processing facility has been designed with a 7.0 Mtpa capacity. The construction period is scheduled for 32 months. The first ore mining is planned during the last six months of Project construction, with all ore stockpiled until the process plant is commissioned. The pre-production stockpile is scheduled to supplement run of mine ore during Year 1, supporting the rapid production ramp up. Based on the current mining inventory, the Project has a planned mine life extending to Year 21 and processing continuing through Year 29, providing a long operational horizon and a stable production base following the initial ramp up period.

The total life of mine production is shown in Table 1.5 and the total life of mine metal production is shown in Table 1.10.

Table 1.10	Total metal production

Concentrates	Units	Copper concentrate	Doré	Total
Concentrate mass	dmt[1]	590,145	-	-
Gold recovered	koz	3,819	1,763	5,582
Silver recovered	koz	4,475	865	5,340
Copper recovered	Mlb	235	-	235
Gold grade	g/t	201	-	-
Silver grade	g/t	236	-	-
Copper grade	%	18.1	-	-
Note 1: Dry metric tonnes

The financial analysis utilized the following metal price assumptions for the base case:

•	Gold: $3,600/oz
•	Silver: $50/oz
•	Copper: $5.00/lb

These metal prices were selected as being in line with the long-term forecasts, as of November 2026.

The results of the economic analysis are summarized in Table 1.11. The NPV at a range of discount rates is shown in Table 1.12.

Table 1.11	Economic evaluation results

Key indicators	Units	Main pit operations	Late-life mining and stockpile processing	Total
Total gold produced in period	Moz	4.4	1.2	5.6
Mining years	Years	17.0	4.0	21.0
Processing years	Years	17.0	11.6	28.6
Average annual gold production	koz	258	103	195
Average cash cost	$/oz Au	1,003	1,529	1,119
Average all in sustaining cost	$/oz Au	1,395	1,841	1,494
Average annual EBITDA	$M	588	176	423
Summary cash flow ($M) at $3,600/oz gold price
Revenue from payable gold sales	$M	15,592	4,267	19,859
Less: royalties	$M	1,262	347	1,609
Less: operating costs	$M	5,238	2,191	7,429
Less: sustaining capital	$M	437	22	459
Add: by-product copper and silver revenues, net of TCRCs	$M	(896)	(363)	(1,259)

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Operating margin	$M	9,551	2,069	11,620
Less: income tax	$M	2,420	613	3,033
Working capital (inflows)/outflows	$M	(109)	114	5
After-tax cash flow	$M	7,241	1,342	8,583
Less: Construction capital with contingency allowance	$M	1,119	-	1,119
Credit: construction funding from Toroparu PMPA	$M	(138)	-	(138)
Less: additional project capital during operations	$M	175	27	202
Less: closure costs	$M	-	60	60
Net cash flow, before costs of Toroparu PMPA financing	$M	6,085	1,255	7,340
Less: costs of Toroparu PMPA financing	$M	1,477	412	1,888
Net cash flow	$M	4,608	843	5,451
Pre-tax indicators at $3,600/oz gold price (base case)
NPV at 5% discount rate	$M			4,374
IRR	%			39.4%
Payback period (from start of operations)	Years			1.8
After-tax indicators at $3,600 gold price (base case)
NPV at 5% discount rate	$M			2,828
IRR	%			31.5%
Payback period (from start of operations)	Years			2.2
After-tax indicators at $4,200/oz gold price
NPV at 5% discount rate	$M			3,819
IRR	%			37.8%
Payback period (from start of operations)	Years			1.9

Table 1.12	Sensitivity of NPV to discount rate

Discount rate	Units	Pre-tax NPV	After-tax NPV
0.0%	$M	8,484	5,451
5.0% (base case)	$M	4,374	2,828
10.0%	$M	2,453	1,560

The sensitivity of the after-tax NPV5%, after-tax IRR, and after-tax payback period to a range of gold prices is shown in Table 1.13.

Table 1.13	Sensitivity of key economic indicators to gold price

Gold price	$3,000/oz	$3,200/oz	$3,400/oz	$3,600/oz	$3,800/oz	$4,000/oz	$4,200/oz
Indicator				Base case
After-tax NPV5% ($M)	$1,837	$2,167	$2,498	$2,828	$3,158	$3,488	$3,819
After-tax IRR (%)	24.3%	26.8%	29.2%	31.5%	33.7%	35.8%	37.8%
Payback period (years)	2.7	2.5	2.3	2.2	2.1	2.0	1.9

The result of the economic analysis indicates that the Project is economically viable under the base case assumptions, based on the current mining inventory and the assumptions described herein. At a $3,600 per ounce gold price, the after-tax NPV5% is $2.8 billion, the after-tax IRR is 31.5%, and the payback period is 2.2 years from the start of operations. The economic results are not a measure of the Project’s fair market value.

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1.16	Exploration, development, and production

Aris Mining has completed this PFS for the Project to support evaluation of the next stage of development. Aris Mining continues to advance Project permitting and pre-construction activities, including construction of the Puruni River bridge and associated site infrastructure. Aris Mining expects to evaluate a potential construction decision, subject to the necessary regulatory approvals. There are no current exploration or production plans for the Project.

1.17	Conclusions

This PFS outlines a long-life open pit gold mine with robust economics and low operating costs that will generate significant long-term benefits for Guyana and provides a technical and economic basis for evaluating a potential construction decision, subject to the remaining regulatory approvals.

A conventional open pit mining operation has been designed to mine ore from three pits at Toroparu and one pit at Sona Hill utilizing a contractor owned and operated mining fleet. Key considerations for the strategic mine plan and schedule included maintaining a minimum rate to support the planned processing rate of 7.0 Mtpa over a 29 year processing life. The Toroparu main pit is planned to be mined in seven phases to optimize access to higher gold grades and defer waste mining, while the Sona Hill pit is planned to be mined in two phases and the Toroparu northwest and southeast pits are planned to be mined in a single phase. Mining will be prioritized at the Toroparu main pit while production at the Toroparu northwest, Toroparu southeast, and Sona Hill pits will be delayed as long as possible to defer the required capital expenditures while not adversely impacting on gold production potential and managing the saprolite processing campaigns.

There is a 32 month construction schedule and a one year pre-production period in Year -1, comprising pit site clearing, grubbing, topsoil removal, and construction activities, with mining commencing during the final six months to build up ore stockpiles ahead of processing in Year 1. More than 10 Mt per year of ore is mined until Year 8, building up a lower grade stockpile to support higher levels of gold production by feeding higher gold grades to the processing plant during the first years of operation. The approach minimizes start up risk, smooths working capital requirements, and enhances the reliability of early year cashflow projections presented in the economic analysis. Mining operations are completed in year 21 while processing extends to year 29.

The process plant is filled over the life of mine, with full production from the first year of processing. Saprolite is stockpiled and campaign processed in years four to five and years 19 to 20. The pre-production stockpile enables a low-risk transition into operations, ensuring consistent mill feed as mining advances and allowing for controlled optimization of the crushing and processing circuits and confirmation of metallurgical recovery. The schedule prioritizes processed gold grades ranging from 1.1 to 1.5 g/t over the first eight years, followed by a seven year period of processed gold grades of approximately 1 g/t, then a temporary increase as the bottom of the main Toroparu pit is reached and mined. At the end of the mine life, processed gold grade drops quickly as the higher grade ore is depleted. At the stockpile depletion period, processed gold grades average 0.4 g/t.

The processing plant has been designed to separately treat two ore types on a campaign basis, including surface oxidized saprolite ore and underlying sulphide ore, at a rate of 7 Mtpa using industry standard gold recovery circuits including gravity concentration, carbon in leach, and flotation methods. The gravity concentrator will produce a gold and silver doré. The carbon in leach circuit will produce a gold and silver doré from both saprolite and sulphide ore. The flotation circuit will produce a gold and silver rich copper concentrate from sulphide ore only at Toroparu. Both processing routes deliver positive operating margins, confirming the economic robustness of the Project under the current design and energy assumptions.

The Project’s planned mining life of 21 years is based on proven and probable mineral reserves, and there are opportunities for mine life extension should continued exploration define additional mineral resources. The optimized pits and pit designs were constrained using a gold price assumption of $1,950 per ounce, providing meaningful upside potential for mineral reserve and mine-life expansion in a higher gold price environment.

Over its life, the Project is expected to produce doré and copper concentrates containing 5.6 Moz of gold, 5.3 Moz of silver, and 235 million pounds (Mlb) of copper. The average annual gold production is estimated at 291 thousand ounces (koz) over the first five years. During the first 17 years of main pit operations, the average annual gold production is 258 koz, followed by 103 koz during late life mining and stockpile processing between years 18 and 29.

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The total estimated initial funding requirement is $1,005 million, comprising $1,017 million in construction capital, $102 million in contingency allowances, and $24 million in working capital during construction, offset by $138 million of construction funding available under the historic Toroparu PMPA, subject to WPMI’s election to proceed with the stream.

The cumulative after-tax net cash flow is estimated at $5.5 billion, including all initial capital costs, Toroparu PMPA financing, pre-production costs, sustaining capital costs, closure costs, and contingency. At the base case assumption of $3,600 per ounce of gold, the life of mine average cash costs per ounce of gold are estimated at $1,119 and all in sustaining costs (AISC) per ounce of gold are estimated at $1,494. The project has an after tax net present value at a 5% discount rate (NPV5%) of $2.8 billion, an internal rate of return (IRR) of 31.5%, and a pay back period of 2.2 years from the start of operations.

The Project is estimated to contribute $3.0 billion in income taxes and $1.6 billion in royalty payments to the Guyanese government.

The sensitivity analysis shows that at higher gold prices, returns increase substantially beyond the attractive levels of the base case scenario.

Other than as described in this technical report, there are no known significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information or mineral resource and mineral reserve estimates. The outcomes of the economic analysis are subject to the assumptions and uncertainties described in this technical report, including metal prices, capital and operating costs, receipt of the required regulatory approvals and the assumed construction funding under the Toroparu PMPA. Changes in these assumptions or delays in obtaining the required approvals could affect the Project schedule, funding requirements and projected economic returns. The sensitivity of the economic results to changes in metal prices and capital and operating costs is provided in Section 22.

Aris Mining has completed this PFS for the Project to support evaluation of the next stage of development. Aris Mining continues to advance Project permitting and pre-construction activities, including construction of the Puruni River bridge and associated site infrastructure. Aris Mining expects to evaluate a potential construction decision, subject to the necessary regulatory approvals. There are no current exploration or production plans for the Project.

1.18	Recommendations

1.18.1	Exploration drilling recommendations

The qualified person responsible for Section 10 recommends a program of 37 reverse circulation holes for a total of 10,400 m to complete the current exploration drilling grid within the Toroparu pit designs, for an estimated cost of $1.7 million.

1.18.2	Mining recommendations

The qualified person responsible for Section 16 recommends the following additional work to optimize the engineering designs and cost estimates.

•	undertake additional surface drilling to verify geotechnical data and related assumptions and if necessary, update the geotechnical and slope stability analyses for updated open pit slope designs and waste rock management facility slope stability;
•	if necessary, update the input parameters for the pit optimization process and update and optimize the mine design, pushback sequencing, life of mine schedule, stockpiles, roads, and waste rock management facilities;
•	perform a sampling and grade control study, including coarse gold characterization, to properly design and validate the reverse circulation drilling sampling methodology, sample collection protocols, and sample preparation procedures, ensuring representative and reliable grade estimates;
•	include horizontal and vertical depressurization drilling in the mine schedule; and
•	develop a detailed tactical mine plan covering a minimum of 36 months of operations, with monthly scheduling resolution. The plan shall support the design and sequencing of all auxiliary access infrastructure required for open pit start-up and assess the operational interactions, capacity constraints, and productivity of the loading and hauling fleet, drilling fleet, and auxiliary equipment. The mine plan shall explicitly incorporate both horizontal and vertical depressurization drilling into the mining sequence, accounting for associated equipment requirements, access constraints, scheduling dependencies, and potential impacts on mining productivity and pit development.

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The cost to complete the testwork and studies is estimated at approximately $0.5 million.

1.18.3	Mineral processing and metallurgical testing recommendations

Current water modelling predicts the instantaneous dilution of arsenic when discharged at levels below the applicable standards. However, in practice this may prove unachievable, so it is recommended that lead nitrate addition testwork is performed to evaluate its effectiveness in suppressing arsenic release from the sulphide tailings in order to establish an alternative appropriate arsenic management strategy for the tailings management facility.

Investigating the response to diluting the thickener feed when handling saprolite ore, given the significantly lower thickener flux, is recommended to determine the achievable flux under diluted conditions.

The processing plant has been designed primarily to treat ore from the Toroparu deposit. Additional testwork is recommended to better characterize the metallurgical behaviour of Sona Hill ore within the existing process flowsheet, to assess the response of the ore across the key unit operations and identify any differences in ore characteristics, metallurgical performance, reagent requirements, and operating conditions that may affect its treatment. The testwork will also establish whether the existing design criteria and equipment selections remain suitable for Sona Hill ore and identify any process modifications or operating adjustments required to maintain the targeted throughput, recovery, and overall plant performance.

The proposed testwork program includes the following:

•	Mineralogical and liberation studies
o	Undertake detailed mineralogical and liberation studies on Sona Hill samples to characterize mineral associations, grain size distribution, and liberation characteristics
o	Undertake comprehensive chemical analysis to determine elemental composition, key assay values, and potential deleterious elements.
•	Comminution studies
o	Characterize the comminution properties of Sona Hill ore and assess its response against the existing grinding circuit design basis
o	Undertake bulk and solid density, uniaxial compressive strength, Bond Crushability (Impact) Work Index, JKTech Drop Weight, Bond Abrasion Index, Bond Ball Mill Work Index, and SAG mill testwork.
•	Gravity and intensive leach testwork
o	Evaluate the response of Sona Hill ore to Knelson gravity concentration and determine the recovery of precious metals to the gravity concentrate
o	Undertake intensive cyanidation of the gravity concentrate to assess leach recovery and reagent requirements.
•	Leaching testwork
o	Undertake bottle roll and tank leach tests to assess the Sona Hill leach response and compare carbon in pulp and carbon in leach performance
o	Conduct leach testwork on gravity tailings from saprolite material, flotation tailings from sulphide material, and flotation tailings from composite saprolite and sulphide material
o	Assess reagent and oxygen consumption, adsorption kinetics, and leach performance across different grind sizes
o	Assess the feasibility of cold cyanide stripping for copper removal from loaded carbon.
•	Detoxification testwork
o	Evaluate the response of Sona Hill tailings to the SO2/air cyanide detoxification process
o	Determine reagent and oxygen requirements, including lime, sodium metabisulphite, copper sulphate pentahydrate, and caustic soda.
•	Settling, flocculation, and underflow rheology testwork
o	Characterize the settling and rheological behaviour of Sona Hill process streams to assess compatibility with the existing thickening and tailings handling circuits
o	Determine the achievable underflow density, optimum flocculant dosage, and solids loading rates using bench scale dynamic thickening
o	Undertake static thickening and flocculant screening to determine flocculant type, optimum dosage, and feed solids concentration for maximum settling efficiency.

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The cost to complete these recommendations is estimated at $290,000.

The following recommendations are made to optimize air and water management and saprolite handling:

•	Finalize the capacity and design of the plant air and instrumentation air systems to adequately support process requirements, instrumentation, and plant control;
•	Optimize the fire water system to provide adequate coverage across the entire processing plant;
•	Optimize the plant water system to account for raw water extraction from the Puruni River, recycled water returned from the tailings management facility, and final water treatment and distribution to meet both process and personnel requirements;
•	Evaluate optimization opportunities in the upfront crushing circuit to effectively handle the fine, sticky, clay-rich saprolite material and minimize any potential handling constraints;
•	Evaluate the plant pumping and piping systems to ensure they account for the rheological characteristics associated with the transfer of high clay content saprolite material;
•	Evaluate leach circuit conditions in the event of highly elevated levels of slimes reporting to the thickener should the underflow density drop and the viscosity increase;
•	Investigate diluting the thickener feed to address possible settling issues at elevated slimes levels; and
•	Evaluate the impact of elevated slimes levels on filtration.

The cost to complete these studies is estimated at $100,000.

1.18.4	Tailings management facility recommendations

No outstanding issues were identified by the qualified person responsible for the tailings management facility that are considered to represent a fatal flaw to the proposed facility design. Recommendations for further work include confirmatory tailings characterization and internal filter and drainage zone compatibility testing, additional geotechnical investigation, refinement of the site-wide water balance, verification of geochemical source terms and water treatment requirements, and further development of emergency preparedness, monitoring, and construction planning. The cost to complete these recommendations is estimated at $1.0 million.

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2	Introduction

2.1	Issuer and purpose of the technical report

This technical report has been prepared for Aris Mining in compliance with the disclosure requirements of NI 43-101 to disclose material changes to the Project resulting from updated mineral resource estimates, a mineral reserve estimate, and the results of a PFS.

The effective date of this technical report is November 12, 2026. No new material information has become available between this date and the signature date given on the certificate of the qualified persons. The quality of information, conclusions, and estimates contained in this technical report is based on information available at the time of the effective date and the assumptions, conditions, and qualifications set forth in this technical report. Except for the purposes legislated under Canadian securities law, any other uses of this technical report by any third party are at that party’s sole risk. The user of this technical report should ensure that this is the most recent technical report for the Property and that it has not been superseded by a new technical report. Any previous technical reports for the Project are no longer current.

Aris Mining is a Canadian mining company with its common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ARIS.

2.2	Source information

Unless otherwise stated, information, data, and illustrations contained in this technical report or used in its preparation have been prepared by the authors for the purpose of this technical report.

2.3	Qualified persons and personal property inspections

This technical report was prepared by Ignacio Vélez, FAusIMM, Vice President Technical Services of Aris Mining; Jan Eklund, P.E., Process Consultant of LogiProc Pty. Ltd. (LogiProc); Dawie le Roux, Pr.Eng., Partner and SMPP engineering manager of LogiProc; Dr. Kevin Leahy, C.Geol., Geologist and Associate Partner of Environmental Resource Management Ltd; Chris Fourie, Pr.Eng, Director of Tailings Engineering of Eco Elementum Engineering; and Pamela De Mark, P.Geo., Senior Vice President of Geology and Exploration of Aris Mining, all of whom are Qualified Persons as defined by NI 43-101 and are independent of Aris Mining for the purpose of NI 43-101, with the exception of Ignacio Vélez and Pamela De Mark, who are employees of Aris Mining. The qualified persons for the technical report and sections for which each qualified person is responsible are presented in Table 2.1.

Mr. Vélez conducted a personal inspection of the Project from October 21 to 22, 2026. Mr. Vélez reviewed the proposed locations of the open pit operation, the processing plant, and tailings management facility, as well as the environmental setting, road access, and logistics for mining.

Mr. Eklund did not conduct a personal inspection of the Project.

Mr. le Roux conducted a personal inspection of the Project from June 10 to 12, 2025. Mr. le Roux reviewed the proposed infrastructure locations of the open pit operation, the processing plant, and tailings management facility, as well as the environmental setting, road access, and logistics for mining.

Mr. Fourie conducted a personal inspection of the Project from November 24 to 27, 2025. Mr. Fourie reviewed the proposed locations of the open pit operation, processing plant, tailings management facility, and site camp, along with the geological and environmental setting and the future haul roads.

Dr. Leahy conducted a personal inspection of the Project from March 18 to 21, 2026. Dr. Leahy reviewed the proposed location of the open pit operations and waste rock and tailings management facilities, the processing plant, as well as made observations on the environmental setting and water monitoring points, nearby active artisanal mining operations, the Puruni road access, and at the Itaballi Peninsula area where the river wharf and logistics facilities are proposed.

Ms. De Mark conducted a personal inspection of the Project from June 10 to 12, 2025, and from July 4 to 6, 2025. During the visit Ms. De Mark reviewed representative core intersections across the deposits, reviewed the core cutting and storage facilities, and reviewed the site layout and logistics for future mining and processing and the environmental layout.

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Table 2.1	Responsibilities of each Qualified Person

Qualified Person	Section responsibility
Ignacio Vélez	2: Introduction; 12.3: Data verification; 15: Mineral reserve estimates; 16: Mining methods; 18: Project infrastructure related to mining; 19: Market studies and contracts; 21: Capital and operating costs related to mining; 22: Economic analysis; 24: Other relevant data and information; 27: References; and the relevant summaries of those sections included in 1: Summary; 2: Introduction; 25: Interpretation and conclusions; and 26: Recommendations.
Jan Eklund	2: Introduction; 12.2: Data verification; 13: Mineral processing and metallurgical testing; 17: Recovery methods; 24: Other relevant data and information; 27: References; and the relevant summaries of those sections included in 1: Summary; 2: Introduction; 25: Interpretation and conclusions; and 26: Recommendations.
Dawie le Roux	2: Introduction; 12.2: Data verification; 18: Project infrastructure related to processing and surface infrastructure with the exception of the tailings management facility; 21: Capital and operating costs related to processing and surface infrastructure with the exception of the tailings management facility; 24: Other relevant data and information; 27: References; and the relevant summaries of those sections included in 1: Summary; 2: Introduction; 25: Interpretation and conclusions; and 26: Recommendations.
Chris Fourie	2: Introduction; 12.4: Data verification; 18: Project infrastructure related to the tailings management facility; 21: Capital and operating costs related to the tailings management facility; 24: Other relevant data and information; 27: References; and the relevant summaries of those sections included in 1: Summary; 2: Introduction; 25: Interpretation and conclusions; and 26: Recommendations.
Kevin Leahy	2: Introduction; 3: Reliance on other experts; 12.5: Data verification; 20: Environmental studies, permitting, and social or community impact; 24: Other relevant data and information; 27: References; and the relevant summaries of those sections included in 1: Summary; 2: Introduction; 25: Interpretation and conclusions; and 26: Recommendations.
Pamela De Mark	2: Introduction; 4: Property description and location; 5: Accessibility, climate, local resources, infrastructure and physiography; 6: History; 7: Geological setting and mineralization; 8: Deposit types; 9: Exploration; 10: Drilling; 11: Sample preparation, analysis and security; 12.1: Data verification; 14: Mineral resource estimates; 23: Adjacent properties 24: Other relevant data and information; 27: References; and the relevant summaries of those sections included in 1: Summary; 2: Introduction; 25: Interpretation and conclusions; and 26: Recommendations.

2.4	Currencies, units, and coordinate system

Unless expressly stated otherwise in this technical report, all currency amounts are in United States dollars and quantities are in metric units. Project data coordinates are in the Universal Transverse Mercator (UTM) grid Zone 20N: 1956 Provisional South American Datum.

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3	Reliance on other experts

In preparing this technical report, Kevin Leahy has relied on information provided in 2026 by employees of Aris Mining and by consultants engaged by Aris Mining, regarding environmental and permitting matters described in Section 20. The qualified person has not independently verified this information and disclaims responsibility for such information used in Section 20.

Except for the purposes legislated under applicable securities laws, any use of this technical report by any third party is at that third party’s risk.

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4	Property description and location

4.1	Property location

The Property is located in the Cuyuni-Mazaruni Region of Guyana, approximately 350 km by road southwest of the capital city of Georgetown, at approximately 6°27′1″ N and 60°3′11″ W. A map showing the location of the Property is shown in Figure 4.1 (source: Aris Mining, 2026).

Figure 4.1	Toroparu location map

Legend
Paved road
Gravel road
Ferry
N
Aurora
Cuyuni River
Essequibo River
Parika
Georgetown
Demerara River
Pine Tree Landing
Toroparu
Oko
Itaballi camp
Bartica
Puruni River
Oko West
Camp 4
Itaballi Landing
Puruni Landing
Mazaruni River
Linden
Essequibo River
0 12.5 25 50 75 100 Km
800000 840000 880000 920000 960000 1000000 1040000
760000 720000 680000 640000

	Type	km
Toroparu - Itaballi Landing	Gravel road	234
Italballi Landing- Parika	Ferry	69
Parika - Georgetown	Paved road	50
		353
Toroparu - Linden	Gravel road	311
Linden - Georgetown	Paved road	131
Total		**442**

4.2	Mineral tenure and Aris Mining’s interest

The Project is held by Aris Mining through its indirect, wholly owned subsidiary, Aris Mining Toroparu Inc. (formerly ETK Inc.) (Aris Toroparu). The Project comprises small-scale claims and medium-scale prospecting and mining permits that, under Guyanese law, are restricted to Guyanese ownership. Accordingly, Aris Toroparu holds its interest in these claims and permits through joint venture agreements with registered Guyanese holders. As described below, pursuant to the terms of the joint venture agreements, the registered holders hold the small-scale claims and medium-scale prospecting and mining permits in trust exclusively for the benefit of Aris Toroparu, pending conversion to a large-scale mining license.

In August 2026, Aris Toroparu applied to the Guyana Geology and Mines Commission (GGMC) for a large-scale mining licence covering the Project footprint. Upon issuance of the licence, Aris Toroparu will hold both legal and beneficial interests in the mineral rights covered by the licence, subject to the continuing rights of Alfro Alphonso to conduct alluvial mining operations in certain defined areas not occupied by Aris Toroparu and subject to the terms of the A&R JVA and applicable regulatory requirements.

Aris Toroparu submitted two outstanding prospecting licence (PL) applications to the GGMC in February 2020. The areas subject to these applications are outside the proposed Project footprint and are not required for the development or operation of the Project; accordingly, the outstanding applications are not material to the proposed development or operations of the Project.

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A summary of the Upper Puruni Concessions is provided in Table 4.1 and a map is shown in Figure 4.2. The details of the concessions are shown in Appendix A. Existing titles are subject to applicable renewal, payment, and other statutory requirements.

Table 4.1	Upper Puruni Concession list

Title description	Number	Area (acres)
Mining Permits	26	24,789.0
Prospecting Permits Medium Scale	65	64,101.0
Small Scale Claims	16	202.48
Prospecting License Applications[1]	2	16,824.0
Total	109	105,916.48
[1] Existing titles cover 88,860.5 acres. Prospecting licenses do not constitute granted mineral tenure until issued by the GGMC

Figure 4.2	Map of Property titles

800000
825000
850000
725000
700000
N
S
E
W
Legend
Licenses boundary
Large scale mining license
Major road
Prospecting licenses
Mining permits
Prospecting permits
Sona Hill deposit
Toroparu deposit
Mazaruni River
Km
0
2.5
5
10
15
20
25

Note: Prospecting licenses do not constitute granted mineral tenure until issued by the GGMC.

4.3	Royalties, agreements, and encumbrances

4.3.1	The Alphonso Joint Venture

The Toroparu deposit is located on lands subject to a mining joint venture agreement originally established in 1999 and subsequently amended and restated effective January 1, 2008, between Mr. Alfro Alphonso and Aris Toroparu (the A&R JVA).

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In March 2020, Aris Toroparu exercised its option under the A&R JVA to acquire all of Mr. Alphonso’s right, title and interest in the lands and permits subject to the agreement and all minerals in, on and under the lands for consideration of US$20 million. The exercise of the option extinguished Aris Toroparu’s obligations to make further payments under the A&R JVA, but preserved Mr. Alphonso’s rights to conduct alluvial mining operations outside of defined buffers surrounding Aris Toroparu’s operations and to use certain roads and an airstrip constructed by Aris Toroparu, all in accordance with the terms of the A&R JVA.

In connection with the exercise of the option, Mr. Alphonso executed an affirmation, declaration of trust and receipt confirming that he holds legal title to the lands and permits subject to the A&R JVA in trust for the exclusive benefit of Aris Toroparu pending their conversion to a large-scale mining licence issued in the name of Aris Toroparu. Mr. Alphonso is obligated under the A&R JVA to execute such documents and take such actions as may be reasonably required by Aris Toroparu, the GGMC or the Minister of Natural Resources to support the application for and issuance of the large-scale mining license. Aris Toroparu also holds an irrevocable power of attorney from Mr. Alphonso authorizing it to take the necessary actions on behalf of Mr. Alphonso to maintain the permits subject to the A&R JVA in good standing with the regulatory authorities and to apply for the large-scale mining license.

Aris Toroparu has the right to access the land that is covered by the A&R JVA to conduct prospecting, exploration, development and mining activities. Aris Toroparu is responsible for all associated costs, including permit fees and rentals.

4.3.2	The Godette Joint Venture

The Sona Hill deposit is located on lands subject to a joint venture agreement effective April 1, 2008, between the Godette Heirs and Aris Toroparu, as subsequently amended (the Godette Heirs JVA). The agreement covers three medium-scale mining permits (the Godette Permits).

In December 2012, Aris Toroparu exercised its option under the Godette Heirs JVA to acquire the Godette Heirs’ interest in the Godette Permits, including the exclusive right to conduct operations on the lands, for $300,000. The exercise of the option extinguished Aris Toroparu’s obligations to make further payments under the Godette Heirs JVA.

The Godette Heirs remain the registered holders of the Godette Permits, which they hold in trust for the exclusive benefit of Aris Toroparu pending their conversion to a large-scale mining licence. The Godette Heirs are obligated to execute such documents and take such actions as may reasonably be required by Aris Toroparu, the GGMC or the Minister of Natural Resources to support the application for and issuance of the large-scale mining license. Aris Toroparu also holds an irrevocable power of attorney from each of the Godette heirs authorizing it to take the necessary actions on his behalf to maintain the Godette Permits in good standing with the regulatory authorities and to apply for the large-scale mining license.

Aris Toroparu has the sole and exclusive right of access to the land that is covered by the Godette Permits, including the exclusive right to enter upon and take possession of and prospect, explore, develop and mine in such manner as Aris Toroparu may deem advisable. Aris Toroparu is responsible for all associated costs, including permit fees and rentals.

4.3.3	The Ivor Godette Joint Venture

Certain lands within the Project footprint are subject to a joint venture agreement originally entered into between Mr. Ivor Vernon Godette and Aris Toroparu on July 21, 2011, as amended and restated on August 14, 2025 (the Ivor Godette JVA). The agreement covers one medium-scale mining permit and nine river claims (collectively, the Ivor Godette Permits).

In February 2017, Aris Toroparu exercised its option under the original joint venture agreement to acquire Mr. Godette’s interest in the medium-scale mining permit for consideration of US$17,500. Pursuant to a subsequent agreement, Aris Toroparu also acquired the beneficial interest in the nine river claims for consideration of G$10.8 million, which was paid in full in August 2025.

Mr. Godette remains the registered holder of the Ivor Godette Permits, which he holds for the exclusive benefit of Aris Toroparu pending their conversion to a large-scale mining licence. Mr. Godette is obligated to execute such documents and take such actions as may be reasonably required to support the application for and issuance of the large-scale mining license. Aris Toroparu also holds an irrevocable power of attorney from Mr. Godette authorizing it to take the necessary actions on

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his behalf to maintain the Ivor Godette Permits in good standing with the regulatory authorities and to apply for the large-scale mining license.

Aris Toroparu has the sole and exclusive right of access to the land that is covered by the Ivor Godette Permits, including the exclusive right to enter upon and take possession of and prospect, explore, develop and mine in such manner as Aris Toroparu may deem advisable. Aris Toroparu is responsible for all associated costs, including permit fees and rentals.

4.3.4	The Toroparu Precious Metals Purchase Agreement

The Toroparu PMPA refers to the amended and restated precious metals purchase agreement among WPMI, Aris Mining Toroparu Holdings Ltd. (formerly GoldHeart), a wholly owned subsidiary of Aris Mining, and Aris Mining Guyana Holdings Corp. (formerly Sandspring, an indirect, wholly owned subsidiary of Aris Mining) dated April 22, 2015.

WPMI originally entered into the Toroparu PMPA in 2013, which was subsequently amended in 2015, at a time when the Project was owned by Sandspring Resources, a single-asset junior developer. Under the terms of the Toroparu PMPA, WPMI may elect to provide $138 million in construction funding following completion of a full development plan, in exchange for the right to purchase 10% of Toroparu’s gold production and 50% of its silver production at initial purchase prices of $400/oz and $3.90/oz, respectively, with both prices subject to escalation beginning on the fourth anniversary of commercial production.

WPMI has made initial payments totalling $15.5 million, with the remaining to be paid in instalments during construction of the Toroparu Project, subject to WPMI’s election to proceed following receipt of a final feasibility study for the Toroparu Project, environmental study and impact assessment and other Project related documents.

The parties are exploring opportunities for amending the terms of the agreement to align with the updated Project parameters.

4.3.5	Royalties

Aris Toroparu is a party to a Mineral Agreement with the Government of Guyana that details all fiscal, property, import-export procedures, taxation provisions, and other related conditions for the continued exploration and future mine development and operation of an open pit mine at Toroparu. The Mineral Agreement implements a two-tiered gold royalty structure of 5% of gold sales at gold prices up to $1,000 per ounce and 8% of gold sales at gold prices above $1,000 per ounce, as well as a royalty of 1.5% on sales of copper and other valuable minerals.

Except as described in this technical report, to the extent known, there are no other material royalties, back-in rights, payments, agreements or encumbrances affecting the Property.

4.4	Environmental liabilities

The principal environmental issue within the Project area relates to the disturbance caused by historic and ongoing artisanal and small-scale mining activities that have altered portions of the Wynamu and Puruni river channels and banks. The Project’s proposed water management system and closure plans include the rehabilitation and reestablishment of the affected areas.

To the extent known, there are no other environmental liabilities affecting the Property.

4.5	Permits

The Project has all the necessary permits and permissions required to conduct its current exploration work, medium-scale mining, gravity recovery of gold and other minerals and pre-construction activities.

In August 2026, Aris Toroparu applied to the GGMC for a large-scale mining licence covering the Project footprint. Upon issuance of the licence, Aris Toroparu will hold both legal and beneficial interests in the mineral rights covered by the licence and will be authorized to conduct large-scale mining. The application remains under regulatory review with constructive engagement between Aris Toroparu and the Government of Guyana.

A large scale mining licence is generally granted for 20 years, or for the life of mine where shorter, and may be renewed for

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periods of up to seven years, subject to continued compliance with licence conditions, annual rental obligations and other statutory requirements. Given the planned mining operations through Year 21 and processing through Year 29, the Project may require renewal of the large scale mining licence during its operating life.

Aris Toroparu has a renewed environmental permit for the Project effective for the period between October 2024 and September 2029. The environmental permit must be renewed by submitting a completed Application Form for Renewal of Environmental Authorization to the Environmental Protection Agency of Guyana no later than March 31, 2029. An application for variance was submitted in December 2025, supported by an EMP addendum submitted in September 2026. The required permit variation and any additional approvals must be obtained before implementation of the revised Project activities.

Aris Toroparu will need to secure further authorizations to support the operation of the power generation facilities, including modification of its existing fuel permits required for construction and operations together with ancillary permits for the construction and operation phases of the Project which are expected to be received when and as needed, in the ordinary course.

In July 2026, the Ministry of Natural Resources authorized Aris Toroparu to construct the Puruni bridge at the Puruni river crossing on the road from Itaballi Landing to Toroparu. Once constructed and transferred to the Government of Guyana, the parties are expected to enter into the necessary ancillary agreements and arrangements as required to give Aris Toroparu unhindered and reasonable access to the Puruni Bridge and the road connecting Itaballi Landing to the Project.

4.6	Significant factors and risks

Other than the outstanding licenses, permit variation and approvals described above, Aris Mining is not aware of any additional significant factors or risks that may affect access, title, or the right or ability to perform on-going work programs on the Property.

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5	Accessibility, climate, local resources, infrastructure, and physiography

5.1	Topography, elevation, vegetation, and climate

The topography is flat to gently undulating to hilly, with elevations ranging from 80 to 170 m above sea level at the Toroparu deposit and from 80 to 135 m above sea level at the Sona Hill deposit. In places there are hills with steep relief.

The Project is located within a poorly drained tropical rainforest characterized by dense vegetation. Vegetation has been cleared in the areas developed for the current site infrastructure, including the camp, airstrip, and access roads, as well as the areas affected by artisanal and small scale mining.

The Project is in a humid tropical climate characterized by high annual rainfall, consistently warm temperatures, and high relative humidity. Rainfall occurs throughout the year and is strongly seasonal, with a pronounced long wet season typically between May and July and a drier period generally from February to April, with shorter transitional seasons in between. Mean annual precipitation is estimated at approximately 2,200 mm. Exploration and mining activities can be conducted year-round. Mining operations are planned to continue year-round.

5.2	Property access, transport, population centres, and mining personnel

Road access to the Property from Georgetown is via 131 km of paved highway south to the town of Linden, then 311 km of public gravel road to the Project site. Overland travel time, including a ferry crossing of the Essequibo River at Bartica to Itaballi, is approximately 10 to 12 hours in the dry season. Aris Toroparu is exploring possible partnerships with other road stakeholders to coordinate road maintenance and stewardship and is working on a road use and maintenance agreement with G Mining Ventures for the Itaballi to Puruni Landing section of the road.

The Project can also be accessed via a one hour, 220 km charter flight from Eugene Correia International (Ogle) Airport in Georgetown to the 650 m long unpaved airstrip at the Project, which can accommodate Cessna Caravan flights holding up to 13 persons or 1,200 kg of cargo. The airstrip is licensed and certified by the Guyana Civil Aviation Authority. It lies within the planned mining footprint and will be relocated as part of the Project development.

Equipment and supplies come from Georgetown. Heavy equipment and cargo may be transported by small ocean-going vessels and barges on the Essequibo River to Itaballi, then loaded onto trucks for the 230 km overland journey to Toroparu, crossing the Puruni River at Puruni Landing, located approximately 100 km from Itaballi, on an Aris Toroparu operated 40 tonne ferry barge. Aris Toroparu is constructing a permanent bridge at the Puruni River crossing, with structural completion targeted for December 2026, which will replace the ferry crossing.

Heavy equipment operators are available from Georgetown, which has a population of around 235,000, and from the town of Linden, located approximately 110 km south of Georgetown, which has a population of approximately 45,000, and from other population centres in Guyana. The nearest population centre is Bartica, which is located 230 km away from the Project and has a population of approximately 11,000.

5.3	Surface rights

Aris Toroparu is the beneficial holder of all right, title and interest in the lands subject to the Project and therefore also has sufficient surface rights for mining operations. The titles are also covered by logging concessions that allow the concession holder the right to remove any merchantable timber when the Property is cleared of vegetation for Project development.

Aris Toroparu is seeking to secure access rights to a suitable wharf location near Itaballi to complement the existing Itaballi landing facility and the Itaballi laydown support facility at Aremu Junction.

5.4	Existing infrastructure

The current Project infrastructure includes the camp, kitchen and mess hall, gym, security fencing and checkpoints, maintenance and welding workshops, carpentry shop, warehouse, water pump and water tank, freshwater pond, core sheds, drilling contractor’s facilities, a 650 m long unpaved airstrip that can accommodate Cessna Caravan aircraft carrying

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up to 13 persons or 1,200 kg of cargo, diesel generators, and a 70,000 litre capacity fuel farm, and satellite internet.

The Project camp can accommodate up to 200 persons and has an onsite health centre staffed by qualified medics. The health centre is equipped to provide emergency first response clinical care for employees, provides mosquito bed nets and malaria treatment, and can monitor blood pressure, blood oxygen, and blood glucose levels. The centre also provides healthcare assistance to sick camp visitors as well as emergency evacuations via a 24 hour standby medivac service in the event of a serious injury.

Aris Toroparu also owns additional facilities along the Puruni road. At Itaballi Landing, there is a security outpost with a water pump and tank, and a wharf for the transport of people and materials by fast boats. At Itaballi Camp, located 3 km along the Puruni road, there is a camp facility to accommodate 45 people, a kitchen and mess hall, gym, maintenance workshop, warehouse, water well and pump, health post, security fencing and checkpoint, a diesel generator, a 30,000 litre capacity fuel farm, and internet. At Puruni, located 100 km along the Puruni road, there is a pontoon for transporting people, vehicles, and equipment across the Puruni River, and accommodation for three people in a house located within the Peter’s Mine compound. At Camp 106, located 106 km along the Puruni road, there is a camp facility to accommodate 30 people, a kitchen and mess, a diesel generator, and a water well and pump. At Toroparu Camp 4, located 200 km along the Puruni road, there is a security outpost and gate, satellite internet, and a water well and pump.

The Property has sufficient area to allow for future mining and processing operations and waste rock and tailings management areas.

5.5	Power and water

Water is available throughout year from the Wynamu River, its creeks, and from rainfall runoff. Water for the camp is available throughout the year from a groundwater fed supply pond, supply wells, and from rainfall runoff.

The Project is expected to have a strongly positive water balance due to the high annual rainfall. During operations, water recovered from the tailings management facility will be transferred to the return water dam and recycled to the process plant to the maximum extent practicable. The Puruni River will provide the primary source of potable water for the plant and camp. Excess contact and mine water will be managed through the site-wide water management system and discharged to the environment subject to applicable water-quality criteria and treatment requirements.

There is no nearby electrical utility grid to supply the Project. The estimated nominal power demand for the planned process plant is approximately 56 MW, which will be supplied by an onsite 75 MW, 13.8 kV heavy fuel oil power plant.

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6	History

6.1	Early work

The first known gold mining in the Project area was by alluvial mining methods around 1887. Regional and local mapping was undertaken in 1950. Mr. Alphonso began mining old tailings and river alluvium at Toroparu in 1997 using high pressure water jets to wash the material into a pit and pumping the slurry up to a sluice box. The alluvial material was mostly exhausted by 1999 and work proceeded deeper into the underlying saprolite, which eventually developed into the Toroparu saprolite open pit. This operation, which utilized up to 15 dredges, continued until 2001.

6.2	Aris Toroparu (formerly ETK Inc.) – 1999 to 2009

Exploration by Aris Toroparu began in 1999 with the Alphonso Joint Venture, which named Aris Toroparu as the Project operator.

Between 1999 and 2009, Aris Toroparu conducted extensive auger drill sampling campaigns around the Toroparu saprolite open pit and on a regional scale to evaluate the potential for re-working the mine tailings, test the saprolites beneath alluvial cover in areas of historic gold workings, to determine regional gold potential, and to identify surface mineralization for follow up by diamond drilling. Geochemical and trench sampling and geophysical surveys were also conducted during this period to identify gold mineralization targets.

In 2000, Aris Toroparu commenced rehabilitation and upgrading of the 240 km access road into the Property.

In 2004, Aris Toroparu commissioned a gravity circuit to test mine the tailings and saprolite and conducted intermittent, seasonal test mining of saprolite from the saprolite open pit from late 2004 to early 2007 using hydraulic sluicing and a gravity circuit with screens, a ball mill, centrifugal concentrators, and shaker tables.

The first diamond drilling on the Property began in late 2006, comprising 23 drillholes that identified gold mineralization over a volume of 600 by 300 by 300 m around the Toroparu saprolite open pit. In 2008, a further seven drillholes were completed, which expanded the known mineralization to 650 by 350 by 425 m. The first mineral resource estimate was prepared effective October 26, 2008, utilizing 27 drillholes for 9,492 m.

In 2009, Aris Toroparu conducted an initial metallurgical scoping test program from saprolite and hard rock samples collected from drillcore from the Toroparu deposit, to assess the amenability of the saprolite and bedrock to typical gold and copper recovery processes.

On November 24, 2009, Sandspring acquired 100% of GoldHeart, which, through its wholly owned subsidiary, Aris Toroparu, held the mineral and prospecting rights to the Project and adjacent properties.

6.3	Sandspring – 2010 to 2021

Sandspring began a diamond drilling program in 2010 for resource definition and infill of the main mineralization zone, to step out drilling to the east-southeast, west-northwest, and west of the Toroparu saprolite open pit, and to expand the mineral resources identified in previous drill programs and upgrade their classification. Five geotechnical drillholes were completed for pit slope geotechnical design. Sandspring also conducted geophysical surveys over the Toroparu deposit and reconnaissance grids over the Ameeba, Manx, and Timmermans prospects.

Sandspring completed two mineral resource estimates in 2010, effective May 12, 2010, and September 12, 2010.

In 2010, CM Power Inc. undertook an evaluation of the hydropower capacity of the Kumarau Falls on the Kumurung River, which was a former United Nations Development Program sponsored project, located 35 km southwest of the Project.

In 2011, Sandspring conducted a mineral resource definition diamond drilling program focused on the eastern main mineralized zone of the Toroparu deposit to increase the mineral resources and to upgrade inferred mineral resources to measured and/or indicated resources. This work identified the main lithologies and controls on mineralization. By this time, the drilling database contained 225 drillholes for 111,668 m completed between 2006 and 2011. Additional drilling was conducted later in 2011 adjacent to the main zone area to explore for nearby satellite deposits, as well as reconnaissance

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drilling over prospective areas with promising surface exploration results, including Ameeba and Manx, located several kilometres to the northwest and northeast of the Toroparu deposit, respectively.

Sandspring prepared an updated mineral resource estimate and PEA for the Toroparu deposit effective April 30, 2011, utilizing drilling data available up to December 31, 2010. A PFS level pit slope design report was prepared in October 2011.

Other exploration work conducted by Sandspring in 2011 included a regional saprolite geochemistry sampling program focused on high gold potential areas and semi-regional and detailed geochemical sampling where alluvial mining activities showed gold potential, geophysical surveys over several gold prospects including Ameeba, Timmermans, Manx, and northwest of the Toroparu deposit to complete the 2010 grids, and a LiDAR survey to produce a detailed topographic contour map. Additionally, SGS completed a metallurgical gold deportment study for Sandspring on a 400 kg composite sample of the Toroparu mineralization collected from 23 diamond drillholes, to determine gold occurrences and to identify and evaluate any mineralogical factors that might affect gold recovery.

In mid-2011, the access road to the Project was improved and rehabilitated over a total distance of 240 km. A road work contract was signed with the GGMC in 2012 to finance part of the total road rehabilitation costs. Approximately 100 km of the road rehabilitation work was conducted by a local construction company.

Sandspring signed a Mineral Agreement on November 9, 2011, with the Government of Guyana, which defined all fiscal, property, import-export procedures, taxation provisions, and other related conditions for the continued exploration, mine development, and mining and processing operations at the Property. The Government of Guyana agreed to grant a large-scale mining license allowing the start of commercial production once economic feasibility was demonstrated.

In 2012, 142 holes were completed in the Toroparu deposit area, bringing the drilling database to a total of 367 holes for 145,723 m completed between 2006 and 2012. Sandspring completed an updated mineral resource estimate and PEA for the Toroparu deposit, effective January 30, 2012, utilizing the drilling data available up to October 2011.

Exploration work in 2012 included regional and detailed auger sampling to assess regional gold potential and to identify local gold anomalies, geochemical sampling surveys, and reanalysis of previous geophysical survey data. Reverse circulation drilling was also conducted to test gold anomalies identified by the saprolite geochemistry samples. The results at Ameeba were limited. Sandspring also conducted reverse circulation and diamond drilling at Sona Hill, which returned encouraging but scattered gold intercepts with no significant copper.

Project work in 2012 included a preliminary design study of the access road reconstruction from the Itaballi Peninsula to the Project, a distance of 230 km, including a conceptual roadway reconstruction design plan, cost estimates, and preliminary solicitation of qualified contractors. In June 2012, the environmental permit was granted by the EPA. A monitoring program commenced to assess the upstream and downstream Kumurung River flow characteristics as well as rainfall in the Project watershed.

In 2013, Sandspring completed a mineral resource estimate and the first mineral reserve estimate for an open pit project as part of a PFS effective May 8, 2013.

Following the 2013 PFS, Sandspring continued to conduct exploration to evaluate other areas on the Property, including auger and soil sampling of regional targets, investigations of past and current alluvial gold workings, and by exploration diamond drilling. This work included infill saprolite sampling at Sona Hill prior to diamond drilling. The Wynamu Hill gold anomaly was discovered by geochemical surveys in 2012 and 2013.

Three diamond drilling programs comprising 184 holes for 21,963 m were conducted at Sona Hill in 2015, 2016, and 2018, which were used to support the first mineral resource estimate for Sona Hill, effective September 20, 2018. Other work at Sona Hill included geochemical sampling and geophysical surveys conducted between 2015 and 2016.

Sixty-two diamond drillholes were also completed at the Wynamu exploration target in 2016 and 2018, with promising results. In 2018, additional diamond drilling was undertaken at Ameeba focused on saprolite hosted gold mineralization, which returned narrow and scattered results.

Sandspring changed its name to Gold X on November 29, 2019. A diamond drilling program was undertaken in 2020 and 2021, consisting of 114 holes for 20,750 m at the Toroparu main and southeast areas to test a new geological interpretation

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of narrow, cross-cutting high-grade structures, compared with the previous interpretations of a large, low-grade deposit.

On June 4, 2021, Gran Colombia acquired all of the issued and outstanding shares of Gold X, and indirectly, the Project. On November 29, 2021, Gran Colombia changed its name to GCM Mining.

6.4	GCM Mining (renamed to Aris Mining) – 2021 to present

In June 2021, GCM Mining began refining the Project development options. GCM Mining completed an updated mineral resource estimate and PEA on the Project, effective December 1, 2021, utilizing drillholes and trenches completed between 2006 and 2021 for the Toroparu and Sona Hill deposits.

GCM Mining began pre-construction activities in 2021, including hiring the Project team and key contractors, preparation of camp facilities, rehabilitation of the Project airstrip, design and civil works related to the camp, road, and water management, electrical network design, permitting, design of initial environmental and social governance initiatives, and various environmental studies. Following the 2021 PEA, GCM Mining undertook additional infill drilling, prepared for a PFS, and worked with governmental agencies to finalize an amended large-scale mining license incorporating an open pit and underground mine operating plan as outlined in the 2021 PEA.

On September 26, 2022, Aris Gold Corporation completed a business combination with GCM Mining, and the combined entity was renamed Aris Mining. Aris Mining indirectly holds 100% of the Property through its wholly owned subsidiary, Aris Toroparu. Following the business combination, Aris Mining started a re-evaluation and optimization process for the Project and reduced the previously planned expenditures until such time as the development plan was fully defined. As part of this review process, Aris Mining undertook a new detailed structural analysis and updated geological model and prepared an updated mineral resource estimate effective February 10, 2023.

In 2024, Aris Mining advanced optimization studies focused on power and site access options, and in 2025 completed an updated mineral resource estimate and PEA. In 2026, Aris Mining commenced construction of the Puruni Bridge and completed additional assessments and studies to support permitting updates and completed technical studies to support the current PFS, including LiDAR surveys, geotechnical test pits and drillholes, hydrological studies, metallurgical testwork, and condemnation drilling. On April 22, 2026, ETK Inc. was renamed to Aris Toroparu.

6.5	Historical mineral resource and mineral reserve estimates

The first mineral resource estimate for the Project was completed by Aris Toroparu effective October 26, 2008. Mineral resource estimate updates were prepared by Sandspring effective May 12, 2010, and September 12, 2010. The first PEA was completed by Sandspring effective April 30, 2011. This was followed by an updated mineral resource estimate and PEA by Sandspring effective January 30, 2012. An updated mineral resource estimate was completed by Sandspring effective March 31, 2013, and a PFS to support the first mineral reserve estimate was completed by Sandspring effective May 8, 2013. An updated mineral resource estimate was completed by Sandspring effective September 20, 2018, and a PEA was completed by Sandspring effective June 11, 2019. This was followed by an updated mineral resource estimate and a PEA by GCM Mining (renamed to Aris Mining) effective December 1, 2021. Aris Mining completed a mineral resource estimate effective February 10, 2023, followed by an updated mineral resource estimate and PEA effective October 21, 2025.

None of these historical estimates and studies are considered to be current and should not be relied upon.

6.6	Past production

Historical gold production from the Project has been from shallow alluvial and saprolite mining and placer processing of free gold. Undocumented small-scale sluice and riffle table processing of alluvium and shallow lag gravels continues to the present day. There are no records of historical gold production.

Aris Toroparu undertook intermittent, seasonal test mining from late 2004 to early 2007 at the saprolite open pit using hydraulic sluicing and a gravity circuit with screens, a ball mill, centrifugal concentrators, and shaker tables. There are no records of gold production from this test mining.

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7	Geological setting and mineralization

7.1	Regional geology

The Project is located in the northern half of the Amazonian Craton of the Guiana Shield and is mainly underlain by supracrustal Paleoproterozoic volcano-sedimentary belts and large granitoid batholiths of the Barama-Mazaruni Supergroup. These belts form the northwest trending Puruni volcano-sedimentary belt, comprising basal mafic tholeiitic basalts and minor ultramafic rocks overlain by alternating mafic to intermediate volcanic rocks and sedimentary rocks, generally metapelites and greywackes. The Puruni volcano-sedimentary belt extends between the Aurora batholith to the north of the Project and the Putareng batholith to the southwest. The Putareng batholith corresponds to a calc-alkaline intrusive complex with small, elongate intra-belt plutons. The Toroparu and Sona Hill deposits are developed along the contact of one of these small intrusive bodies. Other gold deposits in Guyana related to similar intrusive bodies include Aurora, located approximately 50 km to the northeast of Toroparu, Oko and Oko West, located approximately 140 km to the east, and Omai, located approximately 180 km to the southeast. Younger, irregularly shaped mafic intrusions are widespread in the area. The northwest trending features follow lithological contact zones and show a sigmoidal flexure zone to the northwest of the Project. The Toroparu deposits occur close to the intersection of the west-northwest trending Puruni lineament and the north-northwest trending Wynamu lineament, as shown in Figure 7.1 (source: Aris Mining, 2026).

7.2	Local geology

The Toroparu and Sona Hill deposits are hosted in a sequence of metasedimentary and metavolcanic rocks in a greenstone belt between Proterozoic granitoid batholiths. A plan of the local geology is shown in Figure 7.2 (source: Aris Mining, 2026).

Regional aeromagnetic-radiometric lineament data indicate the presence of major folds that are likely to also occur at a smaller, deposit scale. The upright fold axial planes appear to strike northwest and plunge both northwest and southeast, as shown in Figure 7.3 (source: Pratt and Smeraglia, 2022). Local aeromagnetic data show similar curved magnetic lineaments and probable folds with an interpreted northwest to west-northwest strike that plunge both northwest and southeast. It is possible that Toroparu is located along a northwest striking, southeast plunging fold. Sona Hill is located along north trending, west dipping lithologies and structures. Evidence of folding is widespread in the geophysical data, drillhole data, and rare surface exposures.

Mineralization at the Toroparu deposit has been intersected in drillholes for up to 3.0 km along strike, up to 500 m across strike, and up to 600 m at depth, and at Sona Hill for up to 1.0 km along strike, up to 300 m across strike, and up to 250 m at depth. Recent structural interpretation work indicates that the main body of mineralization at Toroparu is likely part of a major regional fold structure striking west-northwest to northwest, with a distinct sigmoidal shape and higher gold grades within the bend (Pratt and Smeraglia, 2022). Folding and ductile deformation resulted in a west-northwest to northwest striking schistosity and parallel mineralized veins, dykes, and shear zones.

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Figure 7.1	Regional geology map

Figure 7.2	Local geology map

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Figure 7.3	Aeromagnetic data interpretation plan

7.3	Property geology

Thin, discontinuous mineralized shear zones at the Toroparu deposit are developed mainly in volcanic rocks. Higher grade, discontinuous shear zone hosted mineralization is narrow and mostly parallel to the schistosity. The main controls on mineralization are the west-northwest striking axial planar schistosity and vein swarms that are well developed in the volcanic rocks, and the folded contact between an intrusive complex and volcanic rocks, particularly the contact of an igneous breccia that forms an important rheological contrast, similar to many other orogenic gold deposits that are strongly controlled by competency contrasts. The Toroparu deposit dips roughly 55° to the west. The Sona Hill deposit has similar controls on mineralization but strikes north and dips around 30° to the west.

Two dyke phases are present, including hornblende porphyritic andesite dykes and dolerite dykes. Most dykes have an apparent thickness of less than 0.5 m, but some dykes up to 2.5 m thick also occur. Their continuity is insufficient for a reliable interpretation. The hornblende porphyritic andesite dykes are weakly to intensely deformed, with schistosity roughly parallel to that of the host rock. In places, these dykes are folded. Despite being sheared and folded, the dykes are mostly non-mineralized, although some mineralized veins occur along the contacts. Some of these dykes are cut by mineralized shear zones. The dolerite dykes are fine grained, non-sheared, and non-mineralized. They crosscut gold mineralized veins, silicified zones, and shear zones and postdate both the deformation and the gold mineralizing events. The dykes are less abundant and more discontinuous at Sona Hill than at Toroparu.

A gradational layer of saprolite with preserved mineralized quartz veins and veinlets, showing evidence of some gold leaching, is present at the surface at Toroparu and Sona Hill, averaging approximately 24 m thick at Toroparu and 30 m at Sona Hill, and reaching up to 70 m thick at Toroparu and 82 m at Sona Hill. A weathering profile comprising oxide/saprolite, transition, and sulphide material has been interpreted for the mineral resource estimate. Oxidation extends to an average depth of around 28 m at Toroparu and 38 m at Sona Hill. A transition zone is not present at Sona Hill.

Plans of the property geology are shown in Figure 7.4 (source: Aris Mining, 2026).

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Figure 7.4	Property geology and mineralization maps

7.4	Mineralization and alteration

The main zone of the Toroparu deposit defined by the mineral resource estimate extends around 3.0 km along strike, around 500 m across strike, and to a maximum depth of 600 m. There is an additional mineral resource zone approximately 900 m to the southeast of the main zone, extending around 500 m along strike, 220 m across strike, to a maximum depth of 300 m. The mineralized shear zones are narrow and discontinuous. The Sona Hill mineral resource extends around 1.0 km along strike, up to 300 m wide, and to a maximum depth of around 250 m. Sona Hill is characterized by a lower copper content. Both deposits are open at depth.

The main body of mineralization at Toroparu is characterized by three different vein assemblages, including:

•	Gold mineralized quartz and chalcopyrite or bornite veinlets occur both in the volcanic and intrusive rocks and appear to be focused on the boundary between them, particularly within a marginal igneous breccia. Chalcopyrite and quartz are commonly coarse and intergrown. The veinlets are more abundant and thinner in the volcanic rocks, are parallel to the schistosity, and tend to have lower gold grades. The veins are less continuous in the intrusive rocks and igneous breccia but have higher gold grades and contain molybdenite. Within the intrusive rocks, the veins show an intense chlorite alteration halo. Vein swarms in the volcanic rocks occur in zones up to tens of metres thick with low to medium gold grades, with scattered high grades coinciding with high chalcopyrite content. In places, the veins are folded and boudinaged, with chalcopyrite often concentrated in the boudin necks. Veins range from less than 1 mm to a few centimetres thick. There are rare 0.4 to 0.5 m thick veins.
•	Gold mineralized chalcopyrite only veinlets occur in the volcanic and intrusive rocks. These veinlets are up to a few millimetres thick and are strongly transposed and dismembered parallel to schistosity and are also folded. In places, chalcopyrite veinlets form a scattered network in quartz veins.
•	Gold mineralized quartz and molybdenite veins are also present, mostly in the igneous breccia along the intrusive-volcanic contact. These veins are scattered and contain high gold grades.

Local gold mineralized silica alteration occurs as discrete patches or as zones up to tens of metres thick that affect volcanics, intrusives, and igneous breccia. In places the silicic alteration is associated with epidote. Silicic alteration is characterized by disseminated chalcopyrite and is crosscut by quartz chalcopyrite veins and chalcopyrite veinlets. In contrast with the schistose rocks, the veinlets have an apparent random orientation. Silicic alteration halos occur around the chalcopyrite veinlets and have higher gold grades.

Plans of the Property gold mineralization interpretations are shown in Figure 7.4 (source: Aris Mining, 2026).

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7.5	Structure

The mineralized veins are folded, sheared, transposed, boudinaged, and rotated by shearing parallel to the schistosity in the volcanic and intrusive rocks. Mineralized veins, shear zones, schistosity, and the hornblende porphyritic andesite dykes show a consistent west-northwest to northwest strike and moderate to steep southwest dip, consistent with the regional northwest strike of folds interpreted from the aeromagnetic data. This fractal similarity suggests that the main pit mineralization is part of a major regional fold structure. It is likely that these folds are tight, and most limbs and contacts are parallel to schistosity. Fold areas may be areas of higher grade and likely have a shallow plunge and represent an exploration target. Figure 7.5 (source: Pratt and Smeraglia, 2022) shows a schematic structural model for Toroparu in the main zone.

Figure 7.5	Schematic structural model for Toroparu

Shear zones with a distinctive intense schistosity and sigmoidal shape ranging in thickness from 0.1 m up to a few metres are common in the Toroparu main pit area, especially in the volcanic rocks. Gold mineralized quartz and chalcopyrite veins are sheared, transposed parallel to the schistosity, and folded along the shear zones. Some of the shear zones are flooded by silicic alteration. Non-mineralized shear zones are characterized by smectite and carbonate, possibly ankerite. Most of the gold mineralized veins, shear zones, non-mineralized shear zones, schistosity, and bedding show a northwest strike and a steep to moderate southwest dip.

The main tectonic event in the Toroparu area is interpreted to be regional folding of volcanic rocks and a pre-existing intrusion. Folding and shortening rotated the mineralized veins and hornblende porphyritic andesite dykes parallel to the schistosity. Mineralized veins may have initially formed as tension gashes in the early stages of deformation. A flattened, deformed porphyry vein system is another possible interpretation. Continued folding and flattening rotated the veinlets, resulting in shearing, transposition, and boudinage along the schistosity. When shortening intensity reached a critical point and the folds locked, shear zones developed, possibly under a transpressional stress regime. The timing of the silicic alteration event is uncertain but is associated with higher gold grades. Finally, non-deformed and non-mineralized dolerite dykes crosscut the folds. They are considered too thin to significantly dilute the mineral resources.

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8	Deposit types

The genetic model at Toroparu is uncertain. Previous interpretations have included an unusually copper rich orogenic gold deposit based on the greenschist metamorphic host rocks and the strong control of mineralization by competency contrasts and a metamorphosed porphyry gold-copper deposit. Recent structural interpretation work suggests that Toroparu is not a classic lode type orogenic gold deposit and is unlikely to be a deformed porphyry deposit (Pratt and Smeraglia, 2022). For exploration planning purposes, a disseminated or sheeted vein type deposit model is considered appropriate.

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9	Exploration

The first activity at the Project was alluvial placer mining by Mr. Alphonso that commenced in 1997. Aris Toroparu began exploration in 1999, and following the Mining Joint Venture Agreement with Mr. Alphonso effective August 1, 1999, commenced rehabilitating and upgrading the 240 km access road into the Property to facilitate the transport of mining equipment and supplies.

Systematic exploration activities at Toroparu commenced in 2011 and include mapping, surface geochemical sampling, near surface auger drilling, geophysical surveys, reverse circulation drilling, and diamond drilling. Surface sampling was initiated on a wide grid spacing and tightened around areas of interest, and was utilized, along with initial reverse circulation drilling, to identify high priority targets for diamond drilling. The geochemical sampling work identified geochemical markers for specific lithological units, and the geophysical surveys showed that magnetic highs overlap the mineralized zones. The geochemical sampling identified the Toroparu northwest area, Sona Hill, Sona Hill South, Majuba, located to the south and southeast of the Toroparu deposit, and the Ameeba Hills anomalies. Work in the Otomung area returned weak results, possibly due to masking of the saprolite by overlying clay layers several metres thick. None of the exploration samples described in this section have been used for the current mineral resource estimate.

9.1	Geological mapping

Regional and local mapping has been undertaken in phases since 1950, both by the title holders and by external parties, including the GGMC. The GGMC undertook regional mapping supported by geochemical drainage sampling in 2000, which identified gold and copper anomalies in the immediate Toroparu area.

9.2	Surface sampling

Aris Toroparu began auger drill sampling in 1999 to the east and west of the Toroparu deposit saprolite pit to evaluate the potential to reprocess the tailings from previous mining. Further auger drilling was carried out between 2001 and 2003 in the same area. In 2008, mechanized auger drilling was conducted over a 2 by 3 km area to the northwest of the Toroparu saprolite open pit. Nine northeast trending lines of auger samples were collected, spaced 500 m apart, to test the saprolitic rocks beneath the alluvial cover in an area of historic gold workings. In 2009, approximately 2,500 saprolite samples were collected using hand and power augers from depths of 1 to 15 m. The sample grids were oriented perpendicular to regional structures, extending approximately 4.5 km to the west-northwest of the Toroparu resource area, and identified several gold anomalies along the geological trends. In 2012, Sandspring collected 3,480 regional saprolite samples using a hand auger. Between 2013 and 2018, Sandspring conducted auger sampling to follow up on targets identified by regional structural and geological trends, and past and present alluvial gold prospecting.

Drainage geochemical sampling was conducted by the GGMC between 2003 and 2004 in the PL blocks to the north of the Toroparu saprolite pit and around the pit and indicated that gold mineralization could extend at least 6 km to the northwest and 1 km to the southeast of the Toroparu saprolite pit. In 2011, Sandspring conducted a regional saprolite geochemistry sampling campaign in the Upper Puruni area, focusing on areas considered to be prospective for gold, including areas northwest, north, and northeast areas of Toroparu and the Ameeba, Manx, and Timmermans alluvial prospects. A total of 2,891 samples were collected. Semi-regional and detailed geochemical sampling was performed on areas where alluvial mining activities showed gold potential, for a total of 4,390 samples. Additional work by Sandspring was completed in 2012, increasing the total number of samples to 7,850 covering an area of around 450 square km. In 2013, Sandspring collected 378 saprolite samples from the Makapa area over a grid of 200 by 100 m, which confirmed a north-northeast oriented, 1 km long and 500 m wide gold anomaly covering two small hills. At Sona Hill, Sandspring conducted concurrent geochemical sampling and geophysical surveys during 2015 and 2016 on a 100 by 50 m grid, but there were very few exposed alluvial sediments.

Geochemical samples collected during 2010 and 2011 were taken from the soil layer, and if possible, from the laterite layer, at depths of approximately 0.3 to 0.5 m, using a hand auger. QAQC samples comprising blanks, standards, and field duplicates were submitted at a frequency of one QAQC sample for every 20 routine samples. The samples were dried and prepared at the onsite Acme preparation laboratory and assayed using inductively coupled plasma (ICP) analysis.

Geochemical samples collected during 2015, 2016, 2017, and 2018 were submitted to Bureau Veritas Commodities Laboratory (Bureau Veritas) for assay by aqua regia digestion and ultratrace ICP analysis.

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Trench channel samples were collected by Aris Toroparu in 2005 and 2006 to investigate gold mineralization in the saprolites of the pit area over an area of about 180 by 100 m. In 2009, Aris Toroparu completed 41 trenches totalling 6,000 m, spaced at regular intervals and oriented perpendicular to the regional structural trend, over a 5 km strike length to the northwest of the Toroparu saprolite open pit.

9.3	Geophysics

In 2006 and 2007, TerraQuest conducted a 5 by 4.5 km high resolution tri-sensor magnetic and radiometric airborne survey for Aris Toroparu around the Toroparu saprolite open pit area. This work identified a magnetic low area just to the north of a large magnetic high area of unknown origin. The survey outlined magnetic and radiometric anomalies in the areas adjacent to the Toroparu saprolite open pit.

In 2010, 85-line kilometres of gradient array induced polarization and magnetometer surveys were performed by Insight Geophysics for Sandspring over the Toroparu deposit area and at the Ameeba, Manx, and Timmermans prospects. The surveys were conducted along 200 m spaced lines over an area of 4.8 by 2.8 km. The induced polarization surveys showed anomalies corresponding to the Toroparu granodiorite pluton. Chargeability was low over areas of high gold-copper mineralization despite the presence of sulphides. In 2011, 17 line kilometres of combined gradient array induced polarization and magnetometer surveys were carried out at Ameeba, Timmermans, Manx, and northwest of the Toroparu deposit, to complete the grids begun in 2010. At Sona Hill, Sandspring conducted an 18-line km induced polarization survey between 2015 and 2016 over the saprolite geochemical sampling grid, which suggested an extension of the west dipping, low angle, strongly altered shear zone to the west, with the potential for additional mineralization in the hangingwall. The chargeability survey did not reveal any significant results due to the low sulphide content of the Sona Hill mineralization. Resistivity did not provide reliable information to differentiate lithology, due to the similar mineralogy of the intrusive and volcanic rocks.

In 2011, Sandspring flew a LiDAR survey over a 250 square km area around the Toroparu deposit to produce a detailed topographic contour map.

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10	Drilling

10.1	Drilling summary

Drilling has taken place at the Property since 2006, mostly for exploration and resource definition purposes at the Toroparu and Sona Hill deposits, as well as for exploration at the Wynamu, Ameeba, Red Dragon, and Timmermans prospects, and for hydrology, geotechnical, metallurgical, and condemnation purposes. The last exploration drilling took place in 2022. A total of 1,522 exploration drillholes for 289,752 m are present in the Project drilling database. A summary of the exploration drilling is provided in Table 10.1, a plan of the drillhole collars is provided in Figure 10.1 (source: Aris Mining, 2026) and a representative cross section showing drillhole spacing and estimated gold grades is provided in Figure 14.1 (source: Aris Mining, 2026), with a view to the northwest.

The drillholes in the Toroparu and Sona Hill deposits have adequate spacing to define mineral resources given the mineralization style. Some drillholes at the periphery of the deposits or on a wider drilling grid have not been used in the mineral resource estimate. Both deposits are open at depth.

Drillhole intersections through the mineralized zones provide the primary data to estimate the mineral resources. The drillhole assay results are therefore discussed in the context of the mineral resource estimate in Section 14.

Table 10.1	Project exploration drillhole summary

Target	Number of holes	Total metres
Toroparu	1,094	241,049
Sona Hill	214	24,932
Wynamu	89	7,221
Ameeba	62	10,139
Red Dragon	60	5,316
Timmermans	3	1,095
Total	1,522	289,752

Figure 10.1	Plan of Project drill collar locations

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10.2	Drilling procedures

All drilling at the Project has been undertaken on behalf of the Property owners by Orbit Garant Drilling Services (Orbit) of Canada.

10.2.1	Drillhole collar and downhole surveys

Drillholes were initially collared in the field using a handheld GPS. Downhole surveying was carried out by Orbit using a digital EZ Track single/multi-shot instrument at 50 m intervals. The first downhole survey measurement was taken at 15 m down the drillhole and compared with the initial surface compass measurement. On completion of the drillholes, the drillhole collars were marked in the field with steel pipe or steel bar monuments marked with the drillhole identification numbers. Following completion, all drillhole collars were accurately surveyed by differential GPS and validated against the LiDAR topography.

10.2.2	Diamond drilling procedures

All diamond drilling was undertaken using triple tube drilling at HQ diameter (77 mm) through the first 30 to 40 m of saprolite and into competent rock, before being reduced to NQ diameter (60 mm) for the remainder of the drillhole.

Core was produced in 3 m core runs and, to a lesser extent 1.5 m runs, and placed into core boxes. Blocks were placed at the end of each drill run by the driller to record hole depths. Core was marked and oriented and checked against the driller’s depth blocks, ensuring that all core loss was accounted for. Core recoveries were recorded at the drill site by drill run. The core boxes were then transported by field technicians to the core logging facility.

10.2.3	Geological logging

The core was cleaned and checked for continuity, and downhole depths were marked. The geologist completed geological logging for all drillholes, including lithology, alteration, structural characteristics, and rock quality designation, with the information recorded in a digital format following standard procedures and geological codes. Data were recorded using software to manage the geology database with a customized lithology, alteration, and mineralization code library.

All core, where possible, was oriented by field technicians at the drill rig using an ACT III NQ3 orientation tool in unweathered rock, usually from 50 m downhole. The oriented sections of the core were pieced together, an orientation line was drawn on all core pieces, and the structural data were recorded using Reflex IQ-Logger.

Structural measurements included the orientation of fractures, lithology contacts, foliation, and veins/veinlets, and alpha and beta angles of structural features were recorded from oriented core. In situ quartz vein and other structural orientations were also obtained from 45 drillholes at Sona Hill in 2016.

In 2012, nine drillholes were surveyed by Terratec-Geoservices, measuring optical image, ultrasonic image, natural gamma ray emissions, electrical resistivity, induced polarization, azimuth and dip, and total magnetic field, and interpretations of the resulting images were provided, identifying the fractures, foliations, contacts, and veins.

In 2014, Sandspring carried out a relogging campaign to improve the consistency of the logging between the different drilling campaigns, which has been maintained to date.

All drill core was photographed both wet and dry prior to sampling.

10.2.4	Core recovery

Average core recovery was 93%. Minor instances of low recovery were recorded, typically within the first 10 m of drilling and related to the saprolite zone.

10.2.5	Reverse circulation drilling procedures

Detailed records of the reverse circulation drilling procedures are not available. They are likely to have been completed using industry standard methods and are mostly located in non-mineralized or very low grade zones and have minimal influence on the mineral resource estimates.

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10.3	Exploration drilling recommendations

A program of 37 reverse circulation holes totalling 10,400 m is recommended to complete the existing drilling grid within the Toroparu pit designs, for an estimated cost of $1.7 million.

10.4	Material impact on the accuracy and reliability of drilling results

There are no known drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results, and the data are considered suitable for the estimation of mineral resources.

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11	Sample preparation, analysis, and security

11.1	Introduction

The sample preparation methods, quality control, security, and chain of custody measures were maintained over the drilling periods with some slight continuous improvement changes. Sample preparation, assaying and analytical procedures were carried out by MS Analytical (MSA), Acme Analytical Laboratories (Chile) S.A. (Acme, now Bureau Veritas), and Actlabs Guyana Inc. (ACT). The majority of the samples used in the Toroparu mineral resource estimate were analyzed by Acme, with the remainder analyzed by MSA and ACT. Acme was the main laboratory for Sona Hill.

11.2	Core sampling and security

The sample intervals were marked by the geologist and the core was cut in half with a diamond bladed saw. Saprolite samples were split with a trowel. Both the diamond bladed saw and trowel were cleaned before each sample. The majority of sample lengths are 1.5 m, with a minimum length of 0.5 m respecting lithological contacts. Intersections of unmineralized narrow dykes less than 0.5 m were combined with adjacent intervals up to 0.50 m.

The sampled half of the core was placed in a labelled bag with a tag number, and the remaining half of the core was retained in the core boxes and re-photographed for reference.

All on-site sampling was conducted by company employees who managed the security and chain of custody throughout the receipt of the core at the drill rig, the logging, sampling, and delivery to the laboratory.

11.3	Laboratory sample preparation procedures and analytical methods

Between June 1, 2011 and 2014, sample preparation was completed at the on-site facility managed and operated directly by Acme. The prepared samples were then flown to Acme in Georgetown and from there shipped to either Acme of Santiago, Chile, or Vancouver, Canada, for analysis.

Before Acme was acquired by Bureau Veritas, it was accredited under the ISO 9001:2000. Most of the samples were prepared on-site by Acme and analyzed at their facility in Chile. Acme is ISO 9001:2008 and ISO/IEC 17025:2005 certified.

The samples sent to MSA were prepared and analyzed at their Georgetown facility. MSA has ISO 45001:2018 and ISO 9001 certifications, and ISO 17025 accreditation.

There are no records of accreditation for ACT. All the samples analyzed by ACT were prepared and analyzed at their Georgetown facility.

Acme, MSA and ACT operate as independent commercial certified laboratories both locally and internationally and have no relationship with the past or present Project operators.

Sample preparation at Acme involved initial weighing and drying each sample. The entire sample was then crushed to 80% passing -10 mesh and a 250 gram split was taken and pulverized to 85% passing -200 mesh.

At MSA, the entire sample was dried and crushed to 70% passing -10 mesh. A 250 gram sample split was taken for each sample and pulverized to 85% passing -200 mesh.

There are no records of the sample preparation method used at the ACT facility.

All samples were assayed for gold using fire assay on a 50 gram charge with atomic absorption spectrometry (AAS) finish. Any sample with an assay greater than 10 g/t Au was re-analyzed using fire assay with gravimetric finish. Most of the Toroparu samples were assayed for copper while at Sona Hill, copper analysis was performed selectively, given the low copper content at the deposit. Samples were not regularly assayed for silver. For copper and silver, the samples were analyzed by four acid digest with AAS finish on a 0.5 gram charge.

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In 2014, a campaign was initiated to assay existing sample pulps for silver, by compositing two existing typically 1.5 m intervals into one 3.0 m interval. These samples were assayed mainly using aqua regia digestion of a 15 gram split, with an ICP finish.

In 2016, 973 pulp samples were assayed by Acme for cyanide soluble copper for metallurgical processing and mine planning. The data were insufficiently representative for the intended purpose and the work was discontinued.

11.4	Quality assurance and quality control procedures

Sandspring initiated a QAQC protocol in 2010 that included the submission of one coarse duplicate, two certified standards, and a blank sample for each 32 regular samples. Monthly QAQC reports of assay results were subject to a pass/fail process where QAQC data were evaluated against set parameters and were either passed or failed. When the QAQC sample failed the evaluation, a corrective action was taken which sometimes included re-assay of the entire batch. Re-assays were subject to the same evaluation process.

QAQC data submitted with drill samples from Toroparu prior to 2020 included 4,220 submissions from a pool of 14 different certified standards, 2,784 coarse blanks, and 1,252 core duplicates. Ninety-two sample swaps or laboratory failures were identified in the results returned for the certified standards. The blank results indicate possible short-term calibration issues at the laboratory, but no significant grade contamination is evident. No issues were identified with the duplicate sample results.

During the 2020 to 2022 drilling campaigns at Toroparu, QAQC data submissions included 622 samples from a pool of five different certified standards and 854 coarse blanks. No issues were identified with the standard results, and no significant grade contamination is evident.

Drill samples from the Sona Hill deposit submitted during 2012 and 2017 to 2018 included 421 submissions from a pool of six different certified standards, 216 coarse blanks, and 257 core duplicate samples. No issues were identified with the standards, blank samples, and the duplicate samples.

11.5	Bulk density

Bulk density measurements were completed on 0.1 m lengths of core, at 15 and 25 m depths downhole, and subsequently every 25 m in saprolite. In bedrock, measurements were taken at 50 m intervals. All measurements were completed onsite by company employees, using the weight in air, weight in water method. In the saprolite zone, the core was covered with plastic to seal the pores before measuring the wet weight.

11.6	Material impact on the accuracy and reliability of sample data

It is the opinion of the Qualified Person that the sampling, sample preparation and analysis, security, and QAQC protocols are consistent with generally accepted industry best practices and are suitable for the mineral resource estimate. The Qualified Person’s review of the QAQC data has shown that there is no indication of any material bias in the assays, there is no evidence of material sample contamination, and the duplicate samples show the expected variability for the mineralization style.

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12	Data verification

12.1	Geology data reviews

The qualified person responsible for geology verified the geological data supporting the mineral resource and mineral reserve estimate through the personal inspections and through collaboration with the Project team, including:

•	reviews of the geological and geographic environment of the Project;
•	reviews of the nature and extent of exploration work completed by the Project owners;
•	reviews of mineralized and non-mineralized core intersections;
•	reviews of the sample storage facilities for core, coarse rejects, and pulp rejects;
•	reviews of the geology database;
•	reviews of the QAQC results;
•	reviews of the geological interpretations; and
•	reviews of the grade estimation parameters and results.

In the opinion of the qualified person, the data used for the purpose of estimating the mineral resources and mineral reserves are sufficiently reliable.

12.2	Metallurgical, mineral processing, and non-mining infrastructure data reviews

The qualified person responsible for metallurgy verified the metallurgical and processing factors supporting the mineral reserve estimate and the results of the PFS through collaboration with the Project team. The metallurgical testwork supports:

•	the development of a robust processing plan for the Project ore;
•	the establishment of associated metallurgical recovery estimates;
•	the determination of the gold, silver, and copper production estimates;
•	the development of robust processing plant support infrastructure;
•	the development of site access routes as well as haul roads and terracing requirements;
•	the layout of the site wide plan and location of all infrastructure elements;
•	incorporation of all Project designs including mining, stormwater management, and tailings treatment;
•	development of support site infrastructure such as the airfield and accommodation;
•	power and water requirements and costs; and
•	processing and non-mining surface infrastructure requirements and costs.

In the opinion of the qualified person, the assumptions used for the purpose of supporting the mineral reserves and the results of the PFS are sufficiently reliable.

It is noted that all testwork was conducted by accredited laboratories, and that in the opinion of the qualified person, the testwork meets best industry practices and the results indicate no evidence of significant bias that could adversely impact the developed process plan. In the opinion of the qualified person, the assumptions used for the purpose of supporting the mineral reserves, the processing and production schedule, and the results of the PFS are sufficiently reliable.

12.3	Mining data reviews

The qualified person verified the mining factors supporting the mineral reserve estimate, the optimized and designed pits, and the results of the PFS through the personal inspection and collaboration with the Project team, including reviews of:

•	the pit optimization and pit design assumptions, including mining recovery and dilution estimates;
•	the geotechnical, hydrogeological, and hydrological studies;
•	the waste rock and low-grade mineralized stockpile requirements, assumptions, and designs;
•	the production rates, equipment selection, mining schedule, and mining cost estimates; and
•	the assumptions for the economic analysis of the Project.

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In the opinion of the qualified person, the data used to support the mineral reserve estimate and the results of the PFS are adequate and suitable for that purpose.

12.4	Tailings management facility data reviews

The qualified person verified the factors supporting the tailings management facility, geotechnical engineering, slurry and return water systems, and site-wide stormwater management aspects of the Project through the personal inspection and collaboration with the Project team, including review of:

•	the planned tailings management facility location, siting, layout, and design criteria;
•	the geotechnical investigations, analyses, assumptions, and design parameters relevant to the tailings management facility and associated infrastructure;
•	the site specific probabilistic seismic hazard analysis and the resulting seismic design criteria;
•	the hydrological and hydrogeological studies relevant to the tailings management facility, slurry distribution system, return water system, and site-wide stormwater management infrastructure;
•	the design basis, assumptions, and operating criteria for the slurry transport and return water systems;
•	the site-wide stormwater management approach, including channel requirements, containment measures, and associated water management infrastructure;
•	the tailings dam breach assessment and the consequence classification of the facility in terms of GISTM;
•	the tailings management facility design, construction, operating, and closure assumptions; and
•	the capital and operating cost assumptions related to the tailings management facility, slurry and return water systems, and stormwater management infrastructure.

In the opinion of the qualified person, the information and analyses supporting these aspects of the Project are reasonable, appropriate, and sufficient for the level of study completed.

12.5	Environmental and community data reviews

The qualified person responsible for environmental studies, permitting, and social or community impacts verified the data supporting the assessment of Project impacts through the personal inspection and collaboration with the Project team, including:

•	reviews of the key environmental and social impact assessments, including baseline data, impact assessments, mitigation and management plans and their development over the past two decades;
•	an inspection of the Project and the impacts of artisanal and small-scale mining, and a review of the communities along the Puruni access road and at the Itaballi peninsula;
•	review of historical and recent environmental monitoring data, for water quality and biodiversity surveys, including habitat-destruction mapping caused by artisanal and small-scale mining;
•	review of cumulative impacts with other developments in the region, including published baselines and impact assessments of the Oko West Gold Project and developments on the Itaballi peninsula;
•	review of Project designs for environmental protection, including the tailings and waste rock management facilities, plant area, water infrastructure, and storm water management;
•	review of water balance and predictive chemical mass load models and source-pathway-receptor models to assess impacts, risks, and mitigation in operation and post-closure; and
•	review of closure plans and cost estimates.

In the opinion of the qualified person, the information and analyses supporting these aspects of the Project are reasonable, appropriate, and sufficient for the level of study completed.

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13	Mineral processing and metallurgical testing

13.1	Introduction

Metallurgical testwork programs starting in 2009 have been undertaken to characterize the feed grade mineralization of the Toroparu and Sona Hill deposits, including both oxidized saprolite and sulphide fresh rock, and the material’s response to comminution, gravity concentration, rougher and cleaner flotation, and cyanide leaching. The testwork utilized samples that were representative of the growing mineral resource as it was known at the time of the studies. These studies included processing method trade off studies as well as refinements of the selected operating parameters, as the properties and response of the samples under the testwork conditions were increasingly better understood.

Beginning in 2012, testwork was undertaken on average and low copper grade composites to support the proposal that two geographically distinct types of gold mineralization distinguishable by sulphide and copper content could be mined, stockpiled, and processed separately to improve processing efficiency and overall recovery. As this geographic distinction is not currently demonstrated by the drillhole assays, the proposed separation of average and low-grade copper mineralization has not been considered in the current PFS.

The following is a summary of the relevant testwork programs and results for samples representative of the material included in the economic analysis that have been utilized for the current assumptions in this technical report.

Testwork programs were undertaken by SGS on core samples from Toroparu in 2009, 2011, 2012, 2013, and 2026, by Inspectorate in 2012 and 2013, FLSmidth in 2014, ALS in 2015, and by Vietti SlurryTec in 2026. Testwork programs were undertaken on core samples from Sona Hill by Base Metallurgical Laboratories in 2019, 2020, and 2022. These testwork programs supported PEAs completed in 2011, 2012, 2019, and 2021, a PFS in 2013, the 2025 PEA, and this current PFS.

13.2	Samples

In 2026, two new diamond holes were drilled within the Toroparu pit and existing drill core was sampled to supplement the existing samples in the metallurgical database and to ensure that the metallurgical testwork reflects both ore variability and life of mine ore feed distribution. The Project metallurgical testwork samples were categorized into geometallurgical units based on lithology, weathering, and gold grade to ensure that both variability assessment and plant performance modelling are supported at a PFS level of study. Saprolite and sulphide composites were also tested to provide data representative of the overall deposit. 1,889 samples from 96 drillholes are located within the pit design at Toroparu and 56 samples are located within the Sona Hill pit design. The spatial representativity of the samples is good, as shown in the plans and long sections in Figure 13.1 (source: Aris Mining, 2026).

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Figure 13.1	Location of metallurgical samples within Project pit designs

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13.3	Mineralogy, gold deportment, and liberation studies

A mineralogical assessment of the master composite used in the SGS 2011 testwork showed that the sample was dominated by silicates and with chalcopyrite the predominant sulphide mineral.

Gold deportment studies at a P80 of 150 microns showed that the majority of the gold (85.6%) was present as native gold, indicating that gravity recovery should be considered in the process flowsheet. Other gold minerals included electrum, maldonite, petzite, and hessite.

Liberation studies showed that the liberation of copper minerals improves substantially at grinds finer than 150 microns. In contrast pyrite is widely distributed with significant liberation in the range of 80 to over 90% at all size fractions. Copper minerals and pyrite have negligible mutual association, so producing a marketable concentrate was expected to be possible.

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13.4	Comminution

13.4.1	Toroparu

Semi autogenous grinding (SAG) mill comminution test results from SGS in 2011 on samples from the Toroparu main pit showed an average JK drop weight test A x b value of 23.3 and drop weight index (Dwi) value of 11.8, indicating that the feed material is in the hard category relative to values in the JK Tech Dwi database. The Bond ball mill work index (Bwi) was 18.2 kWh/t and the Bond rod mill work index (Rwi) was 19.3 kWh/t, which confirmed the hardness. The Bond abrasion index (Ai) was reported as 0.294 g, within the abrasive range.

Testwork by Base Metallurgical Laboratories in 2022 tested a series of variability samples from the northwest and southeast pits. The Bwi test results from the southeast zone averaged 15.8 kWh/t, indicating a moderate to hard feed material, and the northwest samples averaged 18.3 kWh/t, indicating a hard feed material. Similarly, A x b averaged 28.5, which is considered competent. Abrasion testing averaged 0.23 g.

Testwork by SGS in 2026 indicated that the sulphide ore will break more readily under impact than assumed for the 2025 PEA. The DWi decreased from the previous design value of 11.80 to a range of 8.24 to 10.0 used for this PFS, while Axb increased to 26.8 and 32.0. These results indicate easier breakage in the SAG mill, requiring less energy to achieve the required size reduction. These results are supported by SAG mill comminution testwork results. Mia, which represents the energy required for coarse grinding in the SAG mill, decreased from 30.02 kWh/t to between 22.7 and 25.7 kWh/t, indicating a lower SAG milling energy requirement for sulphide ore. Mic, which represents conventional crushing energy, decreased from 12.86 kWh/t to 9.0 to 11.1 kWh/t, indicating reduced power demand through the crushing circuit. Mih, which represents the energy associated with high pressure grinding, decreased from 24.86 kWh/t to 17.5 to 21.4 kWh/t and similarly confirms reduced resistance to compression breakage. The DWi of saprolite ore is 5.55 and its Axb value is 47.2. These results confirm that any coarse saprolite particles entering the SAG mill will break readily. However, because most of the ROM feed is already fine, the SAG mill will perform primarily as a slurry conditioning and materials transfer stage rather than being required to provide significant coarse particle breakage. Pebble generation and critical size accumulation are expected to be limited if at all. The SAG mill selected from the sulphide ore assumptions will have more than sufficient installed power for saprolite ore processing. The very fine and clay rich feed means that oxide throughput may be governed by slurry rheology and mill discharge capacity rather than grinding power. A risk that exists is the excessive grinding of the already fine material that may also increase the proportion of ultra fines and further influence slurry viscosity and downstream classification.

The 2026 Bond crushing work index of sulphide ore averaged 13.7 kWh/t, compared to 23.3 kWh/t historically. The 2026 results ranged from 5.7 to 25.7 kWh/t, indicating that most of the sulphide rock will require less crushing energy than assumed in the 2025 PEA. However, the upper end of the 2026 testwork results remains comparable with, and slightly exceeds, the previous values. The current data indicates that the crushing circuit will generally experience softer sulphide ore while still encountering more competent harder material requiring higher crushing energies consistent with the 2025 PEA design basis. The Bond crushing work index of saprolite ore averaged only 2.72 kWh/t. Together with the fine run of mine sizing, this indicates that limited size reduction of saprolite ore will occur in the primary crusher. The crusher operation will be governed less by crushing power and more by the ability to handle and transfer fine, clay-rich material. The saprolite is therefore unlikely to constrain the crusher through competency, although its clay rich character may affect material flow through the run of mine bin, crusher, and transfer chutes.

The Bond ball mill work index of sulphide ore was effectively unchanged. Although the sulphide ore is easier to crush and to break in the SAG mill, the energy required for fine grinding in the ball mill remains consistent with the 2025 PEA design basis. The Bond ball mill work index of saprolite ore increased moderately from the 9.3 kWh/t to 10.5 kWh/t but is substantially below the fresh rock values. This confirms that the coarser saprolite fraction requires relatively little fine grinding energy. However, because the ROM P80 of approximately 32 microns is already finer than the nominal 75 micron grind target, most of the saprolite ore does not require further ball milling. When processed through the sulphide designed ball mill, the focus of the operation will likely be the control of unnecessary overgrinding, ultrafine generation, and cyclone classification rather than targeted size reduction.

The abrasion index of sulphide ore increased slightly from 0.29 to a range of 0.32 to 0.33 g. This indicates marginally greater wear potential for crusher liners, SAG and ball mill liners, grinding media, and materials handling components. The saprolite

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ore abrasion index of 0.09 g is significantly lower than that of the sulphide ore. Saprolite processing will consequently impose substantially less abrasive wear on the equipment in the comminution circuit.

13.4.2	Sona Hill

Testwork by Base Metallurgical Laboratories in 2019 on saprolite samples from Sona Hill returned a Bwi of 8.6 kWh/t and an Ai of 0.011, indicating the feed material to be very soft and not abrasive. Samples of granodiorite returned a Bwi of 12.3 kWh/t, an Rmi of 14.1 kWh/t, and an Ai of 0.186, which classified the sample as moderately hard and mildly abrasive.

13.5	Primary thickening, dewatering, and rheology

Dewatering and rheology testwork by Vietti Slurrytec in 2026 assessed the saprolite composite, sulphide composite, and flotation concentrate to establish design parameters for the plant thickening and concentrate filtration circuits. The work comprised material characterization, including particle size distribution, specific gravity, clay activity, and mineralogy, followed by slurry behaviour and conditioning tests, static sedimentation and flocculant optimization, bench-scale dynamic thickening, mud-bed consolidation, and underflow rheology testing. Pressure filtration tests were also conducted on the flotation concentrate. The testwork established the preferred flocculant and operating conditions for each material, together with indicative solids flux rates, achievable thickener underflow densities and associated rheological characteristics. The flotation concentrate filtration tests additionally established indicative filtration conditions, cake moisture, and filtration rates. These results provide the testwork basis for subsequent thickener and concentrate filter sizing and selection.

The testwork results for the sulphide ore are aligned with previous testwork and support the thickener design size. As the primary thickener was selected principally based on the sulphide ore characteristics, its solids handling capacity could decrease to approximately 50% of nominal capacity when processing saprolite ore. Under these conditions, increased solids accumulation may result in reduced underflow density and overflow clarity. Increased feed dilution may improve saprolite settling by promoting more efficient flocculation of the fine, clay rich particles, potentially increasing the achievable solids flux and partially increasing the achievable thickener capacity.

13.6	Flotation, cyanidation, and gravity recovery

13.6.1	Toroparu

SGS’s testwork in 2009 on the Toroparu samples resulted in an overall gold recovery in the flotation rougher concentrate and cyanidation of the flotation tailings of approximately 98%. Cyanidation of the saprolite gravity tailings showed that more than 95% of the gold was extracted using conventional cyanidation conditions with low cyanide consumption. Further testing by SGS in 2011 indicated that gravity recovery of gold in the range of 30 to 50% could be possible at a primary grind size of 150 microns.

Flotation testwork was undertaken to test different flowsheets and grind sizes. This work showed that with standard flotation chemicals, rougher recovery was sensitive to grind size. The flotation of gravity tails showed that 120 to 150 microns would be a suitable primary grind size for the rougher flotation stage, and that gold and copper were effectively recovered at mass recoveries in the range of 5 to 11%. In an alternative flowsheet, flotation of the residual copper minerals led to copper rougher concentrate recoveries ranging from 60 to 80%. A gravity tail flotation flowsheet with three open circuit rougher-cleaner tests found that 150 microns was the optimal grind size for recovery while maintaining a good mass pull for the cleaner circuits. The best recoveries of 83.3% copper, 76.1% gold, and 52.8% silver were obtained in the 150 micron grind size.

Cyanidation testwork conducted by SGS in 2011 was undertaken on the whole ore at a P80 target of 150 and 75 microns, as well as on rougher concentrate with 90% gold extractions on whole ore and 97% on the rougher concentrate. Regrinding led to increased leaching of copper in the rougher concentrate cyanidation. Cyanidation testwork was also completed on gravity tailings, rougher tailings, rougher concentrate, and Mozley gravity concentrate. This work concluded that direct cyanidation of the gravity tailing considerably improved gold recovery by 8.5% while copper recovery was improved through rougher flotation. Cyanide leaching was performed on gravity tailings at a range of grind sizes, as well as cyanidation of cleaner concentrate and tailings. The cyanidation of the cleaner tailing was excellent with a gold extraction of 88.2% while cyanidation of the cleaner concentrate was poor with a gold extraction of 59.0%. A cyanidation test on the cleaner scavenger tailings resulted in a final gold extraction of about 81%.

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Later testwork by SGS in 2012 to 2013 was undertaken on average and low copper grade composites. The testwork of the average grade copper composites included gravity separation, flotation, and cyanidation of the flotation and gravity separation products, and the low-grade copper composite testwork included gravity separation, rougher flotation, and cyanidation of the gravity separation concentrate. The objective of this program was to compare the performance of direct cyanide leaching of the gravity tailing and cyanide leaching of a flotation product.

Gravity separation tests on the average copper grade material showed that gold recovery increased with reduction in P80 and was consistent over 150 microns, consistent with the 2011 test results, which indicate gravity gold recoveries in the range of 30 to 50%. Bulk rougher flotation was performed on the gravity tailings products for evaluation of grind size, and a P80 of 150 microns was selected for subsequent flotation testwork. Open circuit cleaning flotation tests showed that regrind had little to no effect on the performance of the cleaner flotation, and that the dosage of non-sulphide gangue depressant was critical. The response of the gravity concentrate, gravity tailings, and cleaner scavenger tailings streams to cyanide leaching was examined in a series of tests. Intensive cyanidation of the gravity concentrate resulted in gold extraction of 99% and 97% for silver. The results showed that the feed size had no effect on leaching recovery. Bulk cyanidation of the gravity tailings showed an increase in gold extraction with decreasing feed size while copper extractions were low and not influenced by feed size. Cyanide leaching of the gravity separation tailing offered higher gold and silver recovery than rougher flotation and cleaner flotation combined with leaching of the cleaner tailing, however the cyanide consumption was much lower and copper extraction was much higher from the cleaner flotation processing route compared to the gravity tailing leaching route.

Gravity concentrate gold recovery for the low copper grade material ranged from 28.9% at a P80 grind size of 225 microns to 58.9% for a P80 grind size of 75 microns. Scoping rougher flotation tests were performed on gravity tailings produced at three different grind sizes, which showed that the recovery of copper and gold increased as a function of finer grind size, while the recovery of silver did not display the trend. The overall combined gravity and flotation gold recovery of all samples was 91.9%. Rougher concentrate obtained from the flotation tests were submitted for carbon in pulp cyanidation tests, which showed that gold extraction from combined gravity separation, rougher flotation, and rougher concentrate leaching ranged from 89 to 95%, silver extraction ranged from 60 to 82%, and copper did not exceed 14%.

The results showed that gravity separation and leaching of the gravity separation tailing for all grind sizes offered higher overall gold recovery. However, the cyanide consumption and capital cost of the direct leaching are essential factors in choosing the optimized method for gold recovery, as elevated dissolved copper levels in the loaded solution require additional treatment downstream. The results showed that cyanide consumption and copper extraction for the case of cyanide leaching of the cleaner tailing for the average copper grade composite was considerably lower than the direct cyanide leaching of the gravity separation tailing case. Conversely, in the case of the low copper grade composites, the cyanide consumption and copper extraction of the rougher concentrate was higher than the direct gravity tailing case.

Testwork by Inspectorate in 2012 and 2013 focused on gold recovery from saprolites. The saprolite samples were subjected to gravity concentration using a 3 inch Knelson concentrator followed by Mozley table. Gold recoveries were 50% for the fine samples and 27% for the coarse samples. Intensive cyanide leaching of the gravity concentrates resulted in recoveries of 97% from both samples. Flotation tests on the fine saprolite sample were performed to investigate different P80 and reagent schemes on the recovery of gold, with the resulting recoveries ranging between 70 to 86.7%. Cyanide and carbon in leach tests showed that varying sodium cyanide dosages had no effect on gold recovery, and the carbon in leach tests achieved slightly higher recoveries than cyanide leach.

Flotation tests were conducted by FLSmidth in 2014 on average copper grade samples at a target grind size of 150 microns to evaluate the use of copper selective collectors to produce a high copper grade rougher concentrate followed by a bulk rougher scavenger float to maximize recovery. Extended rougher scavenger flotation reached overall flotation recovery of approximately 97% copper, 86% gold, 78% silver, and 98% total sulphur. Leach tests were also conducted to evaluate the impact of grind size on overall gold recovery, which showed that gravity gold appeared to peak at around 120 microns in the low copper grade composites, while both leach and overall recovery steadily improved with finer grind. Diagnostic leach tests were used to determine the association of the unrecovered gold from these tests, which showed that more of the unrecovered gold was found to be cyanide extractable at grind sizes finer than P80 of 159 microns. Testwork was also conducted on saprolite samples which showed that overall, approximately 99% of the gold was recovered from each of the bulk composites with between 29 and 52% of the gold recovered in the gravity circuit and the remainder recovered through the cyanide leach. Overall gold recovery from the sub composites ranged from approximately 93 to 99% with gravity recovery ranging from 5 to 38% and cyanide extractions accounting for a further 61 to 88%.

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A series of batch rougher and cleaner tests and regrind tests were conducted by ALS in 2014 to develop a flowsheet and reagent scheme for copper recovery. A gravity stage on the flotation flowsheet was not found to increase the overall gold or silver recovery; however, it was considered that the revenue from gold from a gravity concentrate would probably be greater than the losses attributed to the gold sales from a mixed concentrate. The optimal test results in terms of copper performance utilized potassium amyl xanthate (PAX) and a split regrind configuration.

Testwork by Base Metallurgical Laboratories in 2022 on variability samples from the northwest zone was conducted via a gravity leach flowsheet, with half of the 18 samples returning recoveries lower than 85%. Samples from the southeast zone under the same flowsheet were much better with an average recovery of 92.1%. Gravity rougher tests on the northwest samples showed an 82% gold recovery and an 83% copper recovery. Poor copper recoveries were linked to low sulphur levels. The southeast zone had an average gold recovery of 85.5% and an average copper recovery of 84.4%. The poor performing samples also had a low sulphur content. Gravity leach and gravity rougher underwent three stage diagnostic leach tests which showed the majority of gold as cyanide leachable, and copper consistently locked in acid digestible minerals with minor cyanide leachable components.

Testwork by SGS in 2026 was conducted to confirm the gold recovery circuits comprising gravity concentration and intensive leaching, carbon in leach, and flotation circuits. The gravity and intensive leach testwork was conducted on -2 mm ore passing through a Knelson concentrator with the concentrate processed through intensive cyanidation, conducted in conjunction with determining the effect of hydrogen peroxide dosing for cyanide destruction of the intensive leach residue. Flotation testwork was conducted on -75 micron tailings material from the gravity and intensive leach testwork to evaluate the removal of sulphides of the sample and to promote selective copper recovery to the flotation concentrate while maximizing gold recovery to tailings, and to optimize the proposed reagent suite. The testwork was completed in both open circuit and locked cycle modes for a four stage flotation configuration comprised of rougher, cleaner, recleaner, and tertiary cleaner stages in line with the proposed process flow sheet.

The intensive leaching testwork results for saprolite ore were closely aligned with previous testwork. Approximately one third of the gold in the saprolite ore feed will be recovered directly through the gravity and intensive leach circuit before the remaining material proceeds to the downstream carbon in leach. The 2026 testwork showed decreased gold recovery through gravity concentration and intensive leach extraction of sulphide ore. As a result, a greater proportion of gold will be reporting to the downstream flotation and leaching circuit.

The rougher stage retained the past testwork flotation reagents with the exception of the addition of lime, which was found to be unnecessary and returned similar gold recoveries, higher silver recoveries, and lower copper recoveries compared to past testwork. The cleaner flotation stage produced materially higher recoveries than in the past testwork, with gold recovery increasing from 78% to 93%, silver recovery increasing from 74.4% to 92%, and copper recovery increasing from 90% to 92%. Recleaner flotation tests returned substantially increased gold recovery from 70% to 93%, silver recovery increasing from 72.3% to 81%, and copper recovery decreasing from 90% to 86%. These recoveries were achieved with materially lower reagent doses. The most significant improvement in gold recovery occurred during tertiary cleaning, with the 2026 test results increasing from 65% to 91%. Silver recovery was comparable, from 78% to 79%, and copper recovery decreased from 90% to 82%. These recoveries were also achieved with substantially lower reagent doses. Overall, the 2026 testwork demonstrated a higher affinity to recover floatable gold and silver, although copper recovery was lower than past testwork, all of which was achieved at substantially lower reagent requirements.

In the carbon in leach testwork, sulphide ore gold extraction increased from 75% in the previous testwork to 84% at a reduced residence time of 32 hours, compared with 48 hours previously. Cyanide consumption decreased from 1.05 kg/t to 0.64 kg/t, while lime consumption decreased from 0.40 kg/t to 0.10 kg/t. Although these results demonstrate improved leaching kinetics under laboratory conditions, they do not account for the potential reduction in downstream carbon in leach performance following flotation. Operational experience from comparable flotation–carbon in leach circuits has shown that residual flotation reagents, together with the lower leachability of gold remaining after flotation, can materially reduce cyanidation and carbon adsorption performance. Reductions of approximately 21% relative to direct-leach test results have been observed in practice. Accordingly, a conservative carbon in leach unit recovery of 66.4%, representing a 21% relative reduction from the laboratory extraction of 84%, has been adopted for the PFS.

Saprolite ore recoveries remained relatively stable with a gold recovery of 94%, compared to 95% in past testwork, with recoveries plateauing at 32 hours. Cyanide consumption also decreased substantially from 1.05 kg/t to 0.37 kg/t, while lime

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consumption increased materially from 0.40 kg/t to 1.07 kg/t. This combination is likely due to oxidation of the saprolite ore and the formation of acidic weathering products, increasing the lime required to maintain the leach pH.

13.6.2	Sona Hill

Testwork by Base Metallurgical Laboratories in 2019 followed flowsheets including a primary grinding stage followed by Knelson gravity concentration and cyanide leaching of the gravity tailings. The flowsheets evaluated implemented a rougher flotation stage prior to leaching the gravity tailings, as well as cyanide leaching of the rougher concentrate with and without a regrind stage. The testwork further investigated the effect of cyanide leaching with gravity concentrate, with and without a regrind stage. The test results with a gravity leach flowsheet showed high extractions of 94 to 98% from the saprolite sample, 81 to 85% for the granodiorite sample, and between 74 and 85% for the high quartz granodiorite. Finer primary grinding of the samples resulted in a minor improvement in leach kinetics and gold extraction. At a primary grind size of P80 53 microns, testwork showed a significant increase to gold extraction and leach kinetics of the gravity tailings at a pH of 12.5. Implementing a rougher flotation stage after the gravity concentration and regrinding the rougher concentrate prior to leaching resulted in a significant increase in overall gold recovery of up to 96% for the granodiorite sample and up to 97% for the high quartz granodiorite.

Leach residues were subjected to a multi-stage diagnostic leach test to determine the gold deportment in the leach residues, and the results indicated that the majority of the gold may be associated with arsenical minerals or minerals that are attacked by nitric acid. However, it was considered most likely that the association with tellurides was responsible for the bulk of the residual gold.

Trace mineral search in rougher concentrates showed that gold occurred mainly as minerals containing tellurium and locked binaries with pyrite and sulphide gangue, so further regrinding would be necessary to expose the gold surface for cyanide leaching, and extended times may be required as tellurium minerals are slower in leaching. Further testing explored the effect of fine grind and high pH leaching on tellurium samples, which showed some grind sensitivity to leach extraction at a pH of 10. However, the benefit was observed to be limited and potentially not economic to chase finer and finer grinds. Coarser grind sizes in the range of 106 to 125 microns at an elevated pH of 12.5 typically presented higher extractions than those achieved at finer grinds and low pH.

Testwork by Base Metallurgical Laboratories in 2020 blending Sona Hill and Toroparu samples showed high extractions under the elevated pH conditions with mid to high 80% and low 90% extractions. The work suggested that there is some synergistic benefit in blending the material types with the potential that the lower pH saprolite is partially neutralized by the other samples. Leaching was observed to be substantially complete at 48 hours and several percentage points of additional leach extraction were achieved over the 24 to 48 hour period.

13.7	Detoxification

Continuous SO2/air cyanide detoxification tests were undertaken in 2014 by ALS on a master cyanidation tailings composite. The weak acid dissociable (WAD) cyanide target for the treated effluent was less than 5 mg per litre. The key findings of the testwork were that the material is amenable to the SO2/air process and that the target was achieved. Confirmatory testwork in 2026 by SGS also showed a good response, achieving 91.7% WAD destruction within 2.5 hours.

13.8	Metallurgical recovery

The metallurgical recovery assumptions for the gold recovery circuits utilized for the life of mine processing plan are 94.3% for gold, 76.0% for silver, and 75.2% for copper.

13.9	Deleterious elements

Concentrate characterization testwork included a full elemental analysis to identify and quantify potential deleterious elements that could affect concentrate marketability or attract smelter penalties. The results indicate that concentrate quality is generally acceptable for marketing purposes, although fluorine may exceed applicable penalty thresholds. Accordingly, estimated concentrate penalty allowances have been incorporated into the financial model based on indicative commercial terms received from market participants.

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13.10	Conclusions

The metallurgical testwork to date has been conducted on a wide range of samples representative of the material expected to be processed in the life of mine plan. The studies have been conducted to a sufficient quality and extent to support the process flow sheet, cost estimates, and economic analyses presented in this PFS.

There are no known processing factors or deleterious elements that could have a significant effect on the economic extraction of the ore that have not been considered and accounted for in the processing plan and economic model.

No fatal or significant flaws were detected during the review of the testwork and the current proposed flowsheet. The level of testwork conducted to date supports the development of a process design criteria document that has resulted in a flowsheet that recovers the required amount of gold, silver, and copper at saleable grades and meets the typical expectation for a PFS level of study.

The Project metallurgical testwork has confirmed that flotation and free milling cyanidation process routes can achieve higher recoveries of both gold and copper as well as payable silver values.

Processing saprolitic material will add viscosity considerations, and the softness will reduce the power demand in the milling circuit.

Soluble cyanide copper will need to be managed for the Toroparu ore. The impact of copper on the carbon circuit should be evaluated at a range of soluble copper concentrations.

Concentrate characterization testwork included a full elemental analysis to identify and quantify potential deleterious elements that could affect concentrate marketability or attract smelter penalties. The results indicate that concentrate quality is generally acceptable for marketing purposes, although fluorine may exceed applicable penalty thresholds. Accordingly, estimated concentrate penalty allowances have been incorporated into the financial model based on indicative commercial terms received from market participants.

Auriferous tellurides from Sona Hill material are slower leaching and require a finer grind and elevated pH to achieve high extractions. Blending Sona Hill material with Toroparu material will increase the operating cost of the Toroparu material, which will be managed in the processing schedule. Telluride leach kinetics should be tested in future studies. The high pH regimes required to process the Sona Hill material will influence the carbon circuit performance, which should be considered in the design of the elution technology and the process selection. It is also a consideration for the cyanide detoxification process and the design and capacity of reagent systems, notably the pH modifier.

The key assumptions utilized for the development of the current proposed flow sheet are shown in Table 13.1.

Table 13.1	Proposed processing parameters

Parameter	Unit	Sulphide ore	Saprolite ore
Dwi	kWh/m3	8.24 to 10.00	5.55
A x b	n/a	26.8 to 32.0	47.2
Cwi	kWh/t	13.7	2.72
BBWi	kWh/t	18.1	10.5
Ai	g	0.32	0.09
Gold recovery in gravity concentration circuit	%	15.4	33.5
Silver recovery in gravity concentration circuit	%	8.8	9.0
Copper recovery in gravity concentration circuit	%	0.002	-
Gold recovery in carbon in leach circuit	%	66.4	94.0
Silver recovery in carbon in leach circuit	%	5.0	74.0
Copper recovery in carbon in leach circuit	%	-	-
Gold recovery in flotation circuit	%	79.6	-
Silver recovery in flotation circuit	%	72.3	-

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Parameter	Unit	Sulphide ore	Saprolite ore
Copper recovery in flotation circuit	%	75.2	-
Cyanide consumption	kg/t	0.64	0.37

13.11	Recommendations

Current water modelling predicts the instantaneous dilution of arsenic when discharged at levels below the applicable standards. However, in practice this may prove unachievable, so it is recommended that lead nitrate addition testwork is performed to evaluate its effectiveness in suppressing arsenic release from the sulphide tailings in order to establish an alternative appropriate arsenic management strategy for the tailings management facility.

Investigating the response to diluting the thickener feed when handling saprolite ore, given the significantly lower thickener flux, is recommended to determine the achievable flux under diluted conditions. The processing plant has been designed primarily to treat ore from the Toroparu deposit. Additional testwork is recommended to better characterize the metallurgical behaviour of Sona Hill ore within the existing process flowsheet, to assess the response of the ore across the key unit operations and identify any differences in ore characteristics, metallurgical performance, reagent requirements, and operating conditions that may affect its treatment. The testwork will also establish whether the existing design criteria and equipment selections remain suitable for Sona Hill ore and identify any process modifications or operating adjustments required to maintain the targeted throughput, recovery, and overall plant performance.

The proposed testwork program includes the following:

•	Mineralogical and liberation studies
o	Undertake detailed mineralogical and liberation studies on Sona Hill samples to characterize mineral associations, grain size distribution, and liberation characteristics
o	Undertake comprehensive chemical analysis to determine elemental composition, key assay values, and potential deleterious elements.
•	Comminution studies
o	Characterize the comminution properties of Sona Hill ore and assess its response against the existing grinding circuit design basis
o	Undertake bulk and solid density, uniaxial compressive strength, Bond Crushability (Impact) Work Index, JKTech Drop Weight, Bond Abrasion Index, Bond Ball Mill Work Index, and SAG mill testwork.
•	Gravity and intensive leach testwork
o	Evaluate the response of Sona Hill ore to Knelson gravity concentration and determine the recovery of precious metals to the gravity concentrate
o	Undertake intensive cyanidation of the gravity concentrate to assess leach recovery and reagent requirements.
•	Leaching testwork
o	Undertake bottle roll and tank leach tests to assess the Sona Hill leach response and compare carbon in pulp and carbon in leach performance
o	Conduct leach testwork on gravity tailings from saprolite material, flotation tailings from sulphide material, and flotation tailings from composite saprolite and sulphide material
o	Assess reagent and oxygen consumption, adsorption kinetics, and leach performance across different grind sizes
o	Assess the feasibility of cold cyanide stripping for copper removal from loaded carbon.
•	Detoxification testwork
o	Evaluate the response of Sona Hill tailings to the SO2/air cyanide detoxification process
o	Determine reagent and oxygen requirements, including lime, sodium metabisulphite, copper sulphate pentahydrate, and caustic soda.
•	Settling, flocculation, and underflow rheology testwork
o	Characterize the settling and rheological behaviour of Sona Hill process streams to assess compatibility with the existing thickening and tailings handling circuits
o	Determine the achievable underflow density, optimum flocculant dosage, and solids loading rates using bench scale dynamic thickening

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o	Undertake static thickening and flocculant screening to determine flocculant type, optimum dosage, and feed solids concentration for maximum settling efficiency.

The cost to complete these recommendations is estimated at $290,000.

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14	Mineral resource estimates

14.1	Disclosure

The current mineral resource estimate for the Project was prepared under the supervision of or was reviewed by Pamela De Mark, P. Geo., Senior Vice President of Geology and Exploration of Aris Mining. The mineral resource estimate has been prepared in compliance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines of 2019 (CIM, 2019) and reported in compliance with the CIM Definition Standards for Mineral Resources and Mineral Reserves of 2014 (CIM, 2014). The mineral resource estimate utilizes a cut-off grade calculation with an effective date of November 12, 2026.

Other than the risks and factors discussed elsewhere in this technical report, there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate.

14.2	Available data

The data available for the mineral resource estimate are shown in Table 10.1. A total of 871 drillholes were used for the geological interpretation for the Toroparu deposit and a total of 171 drillholes were used for the Sona Hill deposit. Data validation was conducted including ensuring all drillholes have all of the appropriate logging information, final assay and logging depths match the end of hole depth in the drill collar table, checks for overlapping or gaps in the assay and logging tables, checks for duplicate drillhole names and duplicate coordinates, checks for null data, checks for integer survey values indicating a lack of detailed survey data, and checks for extreme variations in drillhole azimuth or dip between consecutive downhole survey records. A number of errors, including poorly oriented holes, were identified and managed by removing that data from the set of data used for the mineral resource estimate.

14.3	Geological interpretations

The drillhole geological logging data was used to create wireframe interpretations of weathering and lithology, with the weathering and lithology codes grouped based on recommendations from Pratt and Smeraglia (2022). The weathering codes include oxide/saprolite, transition, and fresh zones. Saprolite and transition material make up approximately 4% of the resource material at Toroparu and approximately 26% at Sona Hill, reflecting the thicker zones of saprolite present at Sona Hill. The lithology codes include overburden, saprolite, intrusives, and volcanics for both Toroparu and Sona Hill, as well as granodiorite and hydrothermal cataclastic rocks at Sona Hill.

Mineralization interpretations based on spatially continuous zones of sample assays above 0.25 g/t gold were created for Toroparu and Sona Hill. There is one large, mineralized domain at Toroparu trending to the northwest, referred to as the main zone, and three smaller domains offset and parallel to the main zone. There is a single north-south trending mineralized domain at Sona Hill. Plans of the interpretations are shown in Figure 7.4 (source: Aris Mining, 2026).

14.4	Estimation plan

Updated mineral resource estimates were prepared utilizing two gold grade interpolation methods. At the Toroparu main zone and at Sona Hill, sequential Gaussian simulation followed by localization to the selective mining unit support was conducted by Snowden Optiro of Perth, Australia, to provide a robust representation of grade variability and uncertainty that honours the input data, geological interpretation, and spatial continuity. 93% of the mineral resource tonnes at the Project were estimated using sequential Gaussian simulation. Ordinary kriging was used to interpolate gold grades at the three smaller domains at Toroparu as well as at the extremities of the Toroparu main zone where the drillhole spacing is wider. Silver and copper grades were interpolated using ordinary kriging for both deposits.

14.5	Statistics, compositing, and treatment of extreme grades

The drillhole data were selected and coded with the oxidation, lithology, and mineralization interpretation wireframes, and then composited to a 1.5 m length. Top cuts were applied to the 1.5 m composites by examining histograms, log probability plots, population disintegration, and population statistics before and after top cutting.

The statistics for gold, copper, and silver of the composited and top cut composited data are shown in Table 14.1.

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Table 14.1	Composited and top cut composited data statistics

Toroparu main zone	Gold	Copper	Silver
Number of composites	82,529	77,443	24,591
Mean	0.40 g/t	0.05%	0.90 g/t
Coefficient of variation	5.5	1.7	1.8
Top cut value	15 g/t	1.50%	22 g/t
Top cut data mean	0.37	0.05%	0.89
Top cut data coefficient of variation	2.5	1.7	1.7
Sona Hill	Gold	Copper	Silver
Number of composites	9,226	2,002	2,002
Mean	0.50 g/t	0.01%	0.55
Coefficient of variation	4.9	0.8	3.1
Top cut value	20 g/t	0.04%	8.3
Top cut data mean	0.46 g/t	0.01%	0.50
Top cut data coefficient of variation	3.1	0.7	1.9

14.6	Block model

Block models were created for the Toroparu and Sona Hill deposits using a block size of 10 mE x 10 mN x 5 mRL, based on the average drillhole spacing in the mineralized zones. The oxidation, lithology, and mineralization interpretation wireframes were used to code the block model for each of the features.

Bulk density measurements were taken from 7,095 samples from the Toroparu deposit and 722 samples from Sona Hill. The average bulk densities were applied to the block models as shown in Table 14.2.

Table 14.2	Bulk density values applied to the block model

Deposit	Lithology	Bulk density (g/cm3)
		Oxide	Transition	Fresh
Toroparu	Overburden	1.71	n/a	n/a
	Saprolite	1.83	n/a	n/a
	Intrusives	1.86	2.55	2.72
	Volcanics	1.89	2.52	2.73
Sona Hill	Overburden	1.75	n/a	n/a
	Saprolite	1.75	n/a	n/a
	Intrusives	1.86	n/a	2.72
	Volcanics	1.89	n/a	2.75
	Granodiorite	2.02	n/a	2.81
	Hydrothermal cataclastic	1.75	n/a	2.82

14.7	Composite search and interpolation parameters

A normal scores transformation was applied, and variogram sills were back transformed prior to gold grade estimation. Strike directions were interpreted from horizontal variogram fans, with dip directions derived from vertical variograms oriented perpendicular to strike. Plunge directions were investigated using variogram fans within the mineralization plane.

Sequential Gaussian simulation was performed on a fine point support grid with cell dimensions of 5 m x 5 m x 5 m. Conditioning requirements had a minimum of two composites and a maximum of 24. The search ellipse range in the primary continuity direction was 250 m at Toroparu and 85 m at Sona Hill. The maximum number of previously simulated nodes used for conditioning was set to 12. A total of 30 realizations were generated. Following simulation, the point-support realizations were regularized to the assumed selective mining unit dimensions of 10 m x 10 m x 5 m. Localization was then applied using the panel to selective mining unit localization developed by Abzalov. This method apportions simulated panel

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scale tonnage grade distributions to individual selective mining units using ranked E-type estimates at the selective mining unit scale. The approach preserves global grade and metal while introducing locally variable selective mining unit grades consistent with short range spatial variability.

14.8	Estimation validation

The gold estimate was validated at the selective mining unit scale by visual comparison of input composite and estimated block grades in cross section, long section, and plan views; comparison of the mean input grades with the estimated block grades, and by examining trend plots of the input grades and estimated block grades. These reviews indicated good correlation of the estimated block grades with the input composite data. For simulated domains at point grid scale, grade histograms were compared against the input data as well as against the Gaussian mean and variance. Quantile-quantile plots were also used to compare the distributions and the conditioning data between simulation realizations. An example cross section of the Toroparu gold estimate compared to input composite grades, with a view to the northwest, is shown in Figure 14.1 (source: Aris Mining, 2026).

Figure 14.1	Example cross section of Toroparu gold estimate

14.9	Mineral resource classification

The mineral resource has been classified as either measured, indicated, or inferred based on confidence in the geological interpretation, grade continuity, sample spacing, and volume constraint within the mineralization interpretations.

At Toroparu, measured classification was applied to blocks where the drill grid spacing was less than 30 m along strike and, to account for uncertainty related to artisanal mining activity, to blocks located approximately 15 m below the surface. The average drill spacing within measured blocks is 11.2 m. Indicated classification was applied to blocks where the drill grid spacing was less consistent at depth, along strike, and at the peripheries of the drill grid. The average drill spacing within indicated blocks is 12.4 m. Inferred classification was applied to blocks located in less consistently drilled areas of the mineral resource estimate, where the average drill spacing is 31.9 m. An example plan of the Toroparu mineral resource classification and drillhole composites is shown in Figure 14.2 (source: Aris Mining, 2026).

At Sona Hill, no measured classification was applied. Indicated classification was applied to blocks where the drill grid spacing was less than 35 m along strike.

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Figure 14.2	Example plan of Toroparu mineral resource classification

14.10	Mineral resource cut-off grade and constraint

The mineral resource estimate has been constrained within an optimized pit generated based on the assumptions shown in Table 14.3 and tabulated using the resulting cut-off grades. The optimized pits used for constraining the mineral resource estimate are shown in Figure 14.3 (Source: Aris Mining, 2026).

Table 14.3	Optimized pit assumptions and mineral resource cut-off grades

Metric	Unit	Toroparu non- saprolite	Toroparu saprolite	Sona Hill non- saprolite	Sona Hill saprolite
Gold price	US$/oz	2,600	2,600	2,600	2,600
Gold royalty	%	8	8	8	8
Gold payability	%	97.90	99.95	99.95	99.95
Gold recovery	%	93.4	95.0	93.4	95.0
Processing and tailings	US$/t	15.1	11.2	12.5	12.5
Power (excluding processing and tailings)	US$/t	0.2	0.2	0.2	0.2
G&A	US$/t	4.2	4.2	4.2	4.2
Closure	US$/t	0.3	0.3	0.3	0.3
Sustaining capital	US$/t	1.5	1.5	1.6	1.6
Sub-total costs	US$/t	21.3	17.4	18.9	18.6
10% contingency	US$/t	2.1	1.7	1.9	1.9
By-product credits net of royalties and TCRCs	US$/t	-6.5	-0.4	-0.4	-0.4
Total costs	US$/t	16.9	18.7	20.5	20.0
Overall slope angles	degrees	46-52	31	48	33
Cut-off grade	g/t Au	0.24	0.26	0.29	0.28

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Figure 14.3	Plans of mineral resource optimized pits

14.11	Mineral resource tabulation

The mineral resource estimate for open pit resources has been constrained within optimized pits and tabulated based on the gold cut-off grade assumptions shown in Table 14.3.

The measured and indicated mineral resources include 160.6 Mt at a gold grade of 1.29 g/t containing 6.7 Moz of gold above a gold cut-off grade of 0.60 g/t, as well as 200.4 Mt at a gold grade of 0.40 g/t containing 2.6 Moz that is between the marginal and 0.60 g/t gold cut-off grades.

The Toroparu mineral resource estimate effective November 12, 2026, is shown in Table 14.4.

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Table 14.4	Toroparu mineral resources effective November 12, 2026

Gold cut-off grade	Classification	Tonnes (Mt)	Grade gold (g/t)	Grade silver (g/t)	Grade copper (%)	Contained gold (koz)	Contained silver (koz)	Contained copper (Mlb)
Total above marginal[1]	Measured	115.0	0.87	1.3	0.10	3,232	4,908	255
	Indicated	246.0	0.76	0.7	0.04	6,022	5,911	228
	Measured + Indicated	360.9	0.80	0.9	0.06	9,254	10,820	483
	Inferred	115.4	0.68	0.2	0.02	2,535	644	62
Including above 0.60 g/t	Measured	55.1	1.39	1.6	0.12	2,459	2,797	149
	Indicated	105.5	1.24	0.8	0.05	4,216	2,881	113
	Measured + Indicated	160.6	1.29	1.1	0.07	6,675	5,679	262
	Inferred	43.6	1.15	0.2	0.03	1,617	247	25
Including between 0.60 g/t and marginal	Measured	59.9	0.40	1.1	0.08	773	2,111	106
	Indicated	140.5	0.40	0.7	0.04	1,806	3,030	115
	Measured + Indicated	200.4	0.40	0.8	0.05	2,578	5,141	221
	Inferred	71.8	0.40	0.2	0.02	918	396	37

Notes:

1.       Mineral resources were estimated using a gold price of $2,600 per ounce, constrained within optimized pit shells, and are reported above marginal gold cut-off grades of 0.26 g/t for saprolite and 0.24 g/t for all other material at Toroparu, and above 0.28 g/t for saprolite and 0.29 g/t for all other material at Sona Hill.

2.      Mineral resources are not mineral reserves and have no demonstrated economic viability.

3.      Mineral resource estimates are reported inclusive of mineral reserves.

4.     The mineral resource estimate was prepared under the supervision of or was reviewed by Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, who is a qualified person as defined by NI 43-101.

5.      Totals may not add up due to rounding.

6.     Other than as disclosed in this technical report, there are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

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15	Mineral reserve estimates

15.1	Disclosure

The current mineral reserve was prepared under the supervision of and reviewed by Ignacio Vélez, FAusIMM, Vice President Technical Services of Aris Mining. The mineral reserve estimate has been prepared in compliance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines of 2019 (CIM, 2019) and reported in compliance with the CIM Definition Standards for Mineral Resources and Mineral Reserves of 2014 (CIM, 2014).

The mineral reserve estimate utilizes a cut-off grade calculation with an effective date of November 12, 2026.

Other than the risks and factors discussed elsewhere in this technical report, there are no known mining, metallurgical, infrastructure, permitting, or other relevant factors or risks that could materially affect the mineral reserve estimate.

15.2	Mineral reserve estimation methodology

15.2.1	Mineral reserve cut-off grade

The mineral reserve estimate comprises measured and indicated mineral resources that can be mined economically utilizing a marginal gold cut-off grade based on a mineral reserve gold price assumption and metallurgical recovery and operating cost estimates. A summary of the assumptions used for the pit optimization and to calculate the marginal mineral reserve cut-off grades is shown in Table 15.1. As there is no significant difference between ore and waste mining costs, mining costs are not considered in the cut-off grade calculation. The mine schedule employs a stockpiling strategy to optimize gold production by generally sending ore with diluted gold grades greater than 0.50 g/t to the processing plant and stockpiling material between the marginal cut-off grades and 0.50 g/t gold for processing later in the mine life.

Table 15.1	Optimized pit assumptions and mineral reserve cut-off grades

Metric	Unit	Toroparu non-saprolite	Toroparu saprolite	Sona Hill non-saprolite	Sona Hill saprolite
Gold price	US$/oz	1,950	1,950	1,950	1,950
Gold royalty	%	8	8	8	8
Gold payability	%	97.90	99.95	99.95	99.95
Gold recovery	%	93.4	95.0	93.4	95.0
Processing and tailings	US$/t	15.1	11.2	12.5	12.5
Power (excluding processing and tailings)	US$/t	0.2	0.2	0.2	0.2
G&A	US$/t	4.2	4.2	4.2	4.2
Closure	US$/t	0.3	0.3	0.3	0.3
Sustaining capital	US$/t	1.5	1.5	1.6	1.6
Sub-total costs	US$/t	21.3	17.3	18.8	18.8
10% contingency	US$/t	2.1	1.7	1.9	1.9
By-product credits net of royalties and TCRCs	US$/t	-6.5	-0.4	-0.4	-0.4
Total costs	US$/t	16.9	18.7	20.2	20.2
Overall slope angles	degrees	46-51	31	45	31
Cut-off grade	g/t Au	0.32	0.34	0.38	0.37

15.2.2	Mineral reserve constraint and modifying factors

The selected optimized pits were utilized to create the pit designs used to constrain the mineral reserves; both the pit optimization and pit design processes are described in Section 16.

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Mining dilution and ore loss were each assumed at 5%, with an additional 15% ore loss applied to saprolite ore at Toroparu to account for previous mining.

15.2.3	Mineral reserve tabulation

The mineral reserve estimate for open pit reserves has been constrained within the pit designs and tabulated based on the cut-off grade assumptions shown in Table 15.1. Measured mineral resources within the pit designs that satisfy the cut-off grade and modifying factor criteria were converted to proven mineral reserves and indicated mineral resources satisfying those criteria were converted to probable mineral reserves.

The proven and probable mineral reserve includes 200.2 Mt of proven and probable mineral reserves with 5.9 Moz of contained gold planned to be treated in two processing stages including a direct mill feed above a diluted 0.50 g/t gold cut-off grade with 5.1 Moz of contained gold at an average gold grade of 1.18 g/t Au, as well as 0.9 Moz of contained gold at an average gold grade of 0.40 g/t that is between the marginal cut-off and direct mill feed cut-off grades that will be stockpiled for processing later in the mine life, generating a positive margin at the PFS mineral reserve pit optimization gold price assumption of $1,950 per ounce.

The Toroparu mineral reserve estimate effective November 12, 2026, is shown in Table 15.2.

Table 15.2 Toroparu mineral reserves effective November 12, 2026

Gold cut-off grade	Classification	Tonnes (Mt)	Grade gold (g/t)	Grade silver (g/t)	Grade copper (%)	Contained gold (koz)	Contained silver (koz)	Contained copper (Mlb)
Total above marginal[1]	Proven	91.2	0.96	1.4	0.10	2,808	3,995	209
	Probable	109.1	0.89	0.9	0.05	3,114	3,029	113
	Proven + Probable	200.2	0.92	1.1	0.07	5,922	7,024	322
Including above 0.50 g/t	Proven	61.4	1.23	1.5	0.12	2,423	2,937	156
	Probable	72.2	1.14	0.9	0.05	2,635	2,159	80
	Proven + Probable	133.6	1.18	1.2	0.08	5,058	5,096	236
Including between 0.50 g/t and marginal	Proven	29.8	0.40	1.1	0.08	385	1,058	53
	Probable	36.9	0.40	0.7	0.04	479	870	33
	Proven + Probable	66.6	0.40	0.9	0.06	864	1,928	85

Notes:

1.       Mineral reserves were estimated using a gold price of $1,950 per ounce, constrained within pit designs, and are reported above diluted marginal gold cut-off grades of 0.34 g/t for saprolite and 0.32 g/t for all other ore at Toroparu, and above 0.37 g/t for saprolite and 0.38 g/t for all other ore at Sona Hill.

2.    The mineral reserve estimate was prepared under the supervision of or was reviewed by Ignacio Vélez, FAusIMM, Vice President Technical Services of Aris Mining, who is a qualified person as defined by NI 43-101.

3.     Totals may not add up due to rounding.

4.     Other than as disclosed in this technical report, there are no known mining, metallurgical, infrastructure, permitting, or other relevant factors or risks that could materially affect the mineral reserve estimate or the potential development of the mineral reserves.

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16	Mining methods

16.1	Introduction

The Toroparu and Sona Hill deposits will be mined by a mining contractor using conventional open pit mining methods. The operation will utilize conventional drill rigs, excavators, haul trucks, dozers, graders, water trucks, and utility vehicles, owned and operated by the contractor.

Run of mine material from the Toroparu pits will be hauled from the pit benches to a dedicated run of mine stockpile located close to the Toroparu open pit area and processing plant. Run of mine material from the Sona Hill pit will be hauled approximately 8 km to the run of mine stockpile at the processing plant using a separate smaller haulage fleet. Waste material will be hauled from the Toroparu and Sona Hill pits to their designated waste storage facilities located in close proximity around the two open pit areas. Topsoil will be stored separately for future rehabilitation requirements.

Material will typically be blasted in benches ranging from 10 to 20 m high, with 10 m benches assumed for the smaller equipment mining overburden and most saprolite, and 20 m benches for the larger equipment mining transition, sulphide rock, and selected areas of saprolite. Given the softness of the overburden and near surface saprolite, free digging and ripping opportunities will be considered where possible. Most of the overburden and approximately 75% of the saprolite is expected to be excavated without blasting.

The general mining related layout includes the Toroparu main, northwest, and southeast pits, the Sona Hill pit, a waste rock and low grade storage facility located to the northeast and north of the Toroparu pits respectively, a waste rock storage facility located to the east of the Sona Hill pit, a run of mine stockpile located at the processing plant, and haul roads. A plan of the general layout is shown in Figure 18.1 (source: Aris Mining, 2026).

16.2	Geotechnical parameters

Updated feasibility study level geotechnical and slope engineering work was completed by Middindi Consulting (Pty) Ltd. Middindi reviewed and consolidated historical geotechnical, geological, and hydrogeological information, laboratory test results, rock mass classifications, and structural data. Bench and stack scale stability analyses, kinematic assessments, and limit-equilibrium and finite-element modelling were completed for the four open pits. The groundwater assessment used available borehole water level data to develop an interpreted groundwater surface, and it is noted that actual groundwater conditions may vary spatially and that effective drainage and monitoring will be important controls during mining.

The adopted saprolite bench geometry comprises a 60° bench face angle, 5.5 m berm width, and 10 m bench height. A 10 m geotechnical berm is recommended at the transition from saprolite to fresh rock. Fresh rock bench geometry varies by pit and by design sector in the Toroparu main pit, as summarized in Table 16.1. The Toroparu main pit design sectors 1 and 6 use a reduced fresh rock bench face angle of 70° because of the planned waste rock management facility near the crest, a mapped fault, and the significant overall pit depth. The remaining Toroparu main pit sectors use 80°, while the Toroparu northwest and southeast pits use 90° and Sona Hill uses 80°.

The adopted geometries were assessed under saturated and unsaturated groundwater conditions and were considered suitable for feasibility study level mine planning. The Toroparu main pit represents the most critical configuration because of its depth, structural conditions, and potential external loading. Continued geotechnical data collection, drainage management, monitoring, and periodic review of the slope design are recommended as mining progresses. The pit slope geometry parameters are shown in Table 16.1.

Table 16.1	Pit slope geometry parameters

Pit	Rock type	Bench face angle (°)	Berm width (m)	Bench height (m)	Inter-ramp angle (°)	Inter-ramp height (m)
Toroparu main	Saprolite	60	5.5	10	51 and 58	550
	Fresh	70 and 80	6.5	20
Toroparu northwest	Saprolite	60	5.5	10	65	145
	Fresh	90	7.0	20

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Pit	Rock type	Bench face angle (°)	Berm width (m)	Bench height (m)	Inter-ramp angle (°)	Inter-ramp height (m)
Toroparu southeast	Saprolite	60	5.5	10	63	200
	Fresh	90	6.5	20
Sona Hill	Saprolite	60	5.5	10	52	175
	Fresh	80	4.5	10

16.3	Hydrogeology, hydrology, and mine water management

Hydrogeological and hydrogeochemical studies were updated in 2026 to characterize baseline groundwater conditions, predict pit dewatering requirements, and assess the potential effects of mine-affected water over the life of the Project. The program included aquifer characterization, numerical groundwater flow and dewatering modelling, mass transport modelling, a water baseline assessment, and development of a site-wide chemical mass load model. A hydrocensus was completed in November 2025, during which groundwater levels were measured and groundwater samples were collected to characterize pre-mining conditions and establish a baseline against which potential future mining-related effects can be assessed.

16.3.1	Baseline water conditions

The Project is in a humid tropical climate characterized by high annual rainfall, consistently warm temperatures, and high relative humidity. Rainfall occurs throughout the year with two wetter seasons generally occurring from December to February and May to July. Mean annual precipitation is estimated at approximately 2,200 mm. The mine site has shallow groundwater levels, averaging approximately 10 m below ground level and ranging between 2 to 24 m. Exploration and mining activities can be conducted year-round. Mining operations are planned to continue year-round. From a hydrological perspective it is expected that sustained baseflows and high soil moisture will be prevalent, with increased runoff and flood risk in during wetter periods.

Surface water samples demonstrate that existing artisanal gold mining has already affected surface water quality. Groundwater quality generally reflects near neutral, low salinity conditions. No groundwater users were identified within the Project area, consistent with studies undertaken in 2014.

16.3.2	Hydrology and flood protection

The Project is drained by the Puruni and Wynamu rivers, the confluence of which was historically at the Toroparu southeast pit location but has been altered by artisanal mining activities. The predominant flow direction is to the south-southeast over very flat surface topography. The rivers directly influence the proposed Project infrastructure, with all of the open pits located within the floodplain areas of the two rivers. The rivers will be channelled to allow for proper surface water management and to mitigate safety concerns associated with flood events by constructing stream channels and levees. The Puruni and Wynamu rivers and Toroparu Creek are the principal receiving waters.

The Wynamu River will require stream management to direct the flow around the mining activities and to ensure that there is no standing water adjacent to the open pit mines that could require dewatering. Canals will be cut through localized higher areas to allow the river to bypass the waste rock facility and to ensure free drainage of the Wynamu River to the Puruni River. Protection levees will be incorporated into the toe of the waste rock management facilities to ensure the water is diverted appropriately. To maintain appropriate drainage conditions along the existing Sona Hill road connecting the Toroparu southeast pit to the Sona Hill pit, a culvert crossing has been incorporated into the design. This crossing will facilitate the controlled conveyance of river flows beneath the road, maintaining hydraulic connectivity and supporting the effective operation of the proposed water management system.

The Puruni River, the larger of the two rivers, will interact with several components of the proposed mining infrastructure, including the Toroparu southeast pit, the Puruni levee, the airstrip, the Sona Hill pit, the access road to Sona Hill, and the low-water bridge providing access to the airstrip. River management and flood protection measures will be incorporated into the mine design to accommodate these developments while managing potential impacts on natural drainage patterns. A major flood protection levee will be constructed to safeguard the Toroparu main pit and associated infrastructure against

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extreme flood events. This levee will also serve as an access road to the Toroparu southeast pit, where an additional protective levee will be constructed.

The airstrip will be built up to higher than the one thousand year flood line and the toe of the airfield fill will be utilized as the levee. Two hills will be closed to ensure that any flood from the Puruni River does not inundate the area behind the airstrip. Access to the airstrip will be via a built up road with culverts and a low water bridge.

Simulated flood velocities are quite low due to the very flat topography. Energy dissipation structures built with gabions or rip rap are therefore required only for the culverts at the airstrip access road and the Sona Hill access road.

16.3.3	Hydrogeology and pit dewatering

The Toroparu main pit dominates the predicted groundwater abstraction, with peak combined groundwater and stormwater inflows governed primarily by extreme rainfall events. Elevated pore pressures are predicted to persist at the interface between the saprolite and the underlying bedrock beneath the pit floors, requiring a targeted active depressurization strategy integrated with the geotechnical slope stability assessment. Surface runoff controls will limit water entering the pits from surrounding catchments, while rainfall falling directly within the excavation footprint will require collection and pumping.

The pit dewatering objectives are groundwater control to maintain a dry, safe, and workable pit floor by removing groundwater seepage ahead of and during excavation; slope depressurization activities to actively relieve pore pressures at the saprolite/bedrock contact and behind highwalls to support geotechnical slope stability; stormwater management to safely capture, store, and remove the large rainfall driven inflow surges characteristic of the site; environmental protection to manage dewatering derived water in line with the receiving environment objectives, recognizing that surface water is already impacted by artisanal mining; and closure integration by planning dewatering so that controlled rewatering and decant at closure can be predicted and managed. An integrated dewatering and depressurization system will be implemented, comprising advance perimeter dewatering wells, in-pit sumps and dewatering pumps, horizontal drain holes, vertical relief and depressurization wells, and seepage and toe drain collection. The system will require refinement as mining progresses, using observed inflows and pore pressure monitoring. Contingency measures will be implemented for extreme rainfall events that exceed the dewatering system’s capacity.

16.3.4	Integrated mine water management

A water management strategy was developed to support the proposed open pit mining, incorporating the pit dewatering requirements and the necessary surface water management, water quality management, and infrastructure. In pit sumps, pumps, and piping will collect and remove residual groundwater seepage and rainfall runoff, complementing the advance dewatering and depressurization measures. Collected pit water will generally be directed to a stormwater dam through a pipeline network placed close to the haulage roads to minimize interference with mining operations and to facilitate safe access for inspection and maintenance. The design includes flexibility to pump water to different destinations to cater for seasonal changes and water quality.

The site-wide chemical mass load model was developed using the site-wide water balance and quantifies predicted water quality at downstream compliance points over the life of mine.

Monitoring of rainfall, groundwater levels, pit inflows, pore pressures, surface water flows, and water quality is recommended to support ongoing refinement of the models and management measures, including assessment of the combined effects of dewatering and stream diversions on river baseflows.

16.3.5	Post closure pit water management

Following closure, the pits are expected to fill because precipitation exceeds evaporation, with surface decant predicted approximately 36 to 138 years after closure depending on the pit. Subsurface discharge through the weathered zone may commence before surface decant. Flooding should progressively suppress sulphide oxidation; nevertheless, post-closure decant timing, volumes and water quality should be confirmed using coupled groundwater-flow and reactive-geochemical modelling supported by operational data.

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16.4	Open pit optimization

The sub-celled mineral resource estimate block model was regularized to a selective mining unit with dimensions of 10 m easting, 10 m northing, and 5 m elevation to represent the smallest selective mining unit that can appropriately define the expected ore and waste boundaries during mining, considering the mining method, fleet size, and estimated productivity, and to account for planned dilution and ore losses incurred during mining. The block model was imported into pit optimization software, and the lithology codes were used to categorize the material into saprolite and non-saprolite rock types. The diluted block grades were used to categorize blocks classified as measured and indicated into ore and waste categories utilizing the parameters and gold cut-off grades shown in Table 15.1.

A factor of 5% was assumed for both unplanned dilution and unplanned mining losses. An additional 15% ore loss was applied to saprolite ore at the Toroparu deposits to account for uncertainty in the volumes of ore that have been removed by previous mining.

The unit mining costs reflect the difference between the softer near surface oxidized material, some of which can be mechanically removed without having to drill and blast, and the harder underlying sulphide material. Mining costs are higher at Sona Hill due to the lower mining rate, the need for a separate waste rock storage facility at Sona Hill, and the longer haulage distance between the Sona Hill pit and the processing plant.

The differences in the gold payability factor reflect the concentrate and doré products.

The open pit optimization process utilized the initial assumptions shown in Table 16.2.

Table 16.2	Pit optimization parameters

Parameter	Unit	Toroparu non- saprolite	Toroparu saprolite	Sona Hill non- saprolite	Sona Hill saprolite
Discount rate	%	5	5	5	5
Gold price	$/oz	1,950	1,950	1,950	1,950
Payability	%	97.90	99.95	99.95	99.95
Gold royalty	%	8	8	8	8
Processing rate	Mtpa	7	7	7	7
Gold recovery	%	93.4	95.0	93.4	95.0
Processing costs including tailings power, rehandling, and contingency	$/t processed	16.64	12.34	14.36	13.77
Byproduct credits for silver and copper, net of royalties	$/t processed	-6.51	-0.40	-0.40	-0.40
Non-process power costs	$/t processed	0.15	0.15	0.15	0.15
G&A costs	$/t processed	4.22	4.22	4.22	4.22
Sustaining capital costs	$/t processed	1.46	1.46	1.57	1.57
Closure costs	$/t processed	0.30	0.30	0.30	0.30
Contingency	$/t processed	0.61	0.61	0.62	0.62
Waste mining costs	$/t waste mined	3.33	2.90	4.00	3.47
Ore mining costs	$/t ore mined	3.70	3.22	4.37	3.85
Incremental cost per bench	$/10 m bench	0.04	0.04	0.04	0.04
Mining recovery	%	95	80	95	95
Mining dilution	%	5	5	5	5
Overall slope angle including ramp allowances	°	46 to 51	31	45	31
Bench height	m	20	10	10	10

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A Lerchs-Grossmann algorithm based pit optimization process was run on the regularized blocks classified as measured and indicated to create a series of nested pit shells over a range of revenue factors in 1% increments from 1 to 100%, with a 100% revenue factor representing the point at which mining and processing costs are equal to the revenue that can be generated from the sale of the gold produced within the maximum pit shell.

Considering the conservative gold price assumption of $1,950 per ounce, the ultimate pits at Toroparu and Sona Hill were selected for the design phase to capture maximum value and to recover as much gold as possible. The conservative approach also allows for meaningful upside potential for mineral reserve and mine life expansion in a higher gold price environment.

16.5	Open pit design

The open pit design considered the topographic data, pit design parameters as shown in Table 16.3, and haul road design criteria. The haul roads were designed as a double haul road with a 27 m width and a 54 m turning radius for the switchbacks. Small pits were designed for a single 17 m haul road over the last 40 vertical metres to minimize the amount of waste mined. All pit ramps are assumed to have gradients of one in ten. The average round trip distance from the open pit to the run of mine stockpile is 4.2 km at Toroparu and 17.2 km at Sona Hill. The ultimate pits were designed with a 5 m cut at the bottom. The minimum mining width was 20 m. Stage widths vary due to pit geometry, but are around 100 m.

Plans and long sections of the pit designs are shown in Figure 16.1 (Source: Aris Mining, 2026).

Table 16.3	Pit design parameters

Pit	Bench height (m)	Bench face angle (°)	Berm width (m)	Bench angle (° toe to toe)	Stack height (m)	Geotechnical berm (m)	Stack angle (° toe to toe)
Saprolite all pits	10	60	5.5	42	30	10.0	38
Toroparu main	20	70 and 80	6.5	55 and 63	80	20.0	49 and 56
Toroparu northwest	20	90	7.0	71	80	20.0	63
Toroparu southeast	20	90	6.5	72	80	20.0	64
Sona Hill	10	80	4.5	66	80	17.5	59

Figure 16.1	Plan and long sections of open pit designs

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16.6	Mine planning and schedule

Key considerations for the strategic mine plan and schedule included maintaining a minimum rate to support the planned processing rate of 7.0 Mtpa over a 29 year processing life. The Toroparu main pit is planned to be mined in seven phases to optimize access to higher gold grades and defer waste mining, while the Sona Hill pit is planned to be mined in two phases and the Toroparu northwest and southeast pits are planned to be mined in a single phase. Mining will be prioritized from the higher grade areas primarily from the Toroparu main pit while production at the Toroparu northwest, Toroparu

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southeast, and Sona Hill pits will be sequenced to enhance early gold production potential and managing the saprolite processing campaigns.

There is a 32 month construction schedule and a one year pre-production mining period in Year -1, comprising pit site clearing, grubbing, topsoil removal, and construction activities, with mining commencing during the final six months to build up ore stockpiles ahead of processing in Year 1.

The combined life of mine production schedule, including the one year pre-production period, is shown in Table 16.4. In year -1, 4.4 Mt of ore is mined to produce sufficient fresh ore for processing in year one, with saprolite ore stockpiled for later batch processing. This requires approximately 13.8 Mt of total movement during pre-production. The mining rate steps up to approximately 54 Mt per year from Year 1 and is maintained for 12 years before reducing as the larger cutbacks are depleted. More than 10 Mt per year of ore is mined until Year 8, building up a lower grade stockpile to support higher levels of gold production by feeding higher gold grades to the processing plant during the first years of operation.

The total long term ore stockpile reaches approximately 65 Mt towards the end of mining. The lower grade ore, peaking at 61 Mt, is typically held until the end of the mine life and reclaimed as a separate operation. The higher grade fresh ore has a secondary stockpile, peaking at approximately 11 Mt and is located closer to the run of mine pad, which builds up and is depleted over the course of mining to balance ore production from the mine. Two smaller saprolite stockpiles are required, one for approximately 2.5 Mt for the first saprolite processing campaign in years four to five and another of approximately 6 Mt for the second saprolite processing campaign in years 19 and 20, utilizing the same stockpile area.

The process plant is filled over the life of mine, with full production from the first year of processing. Saprolite is stockpiled and campaign processed in years four to five and years 19 to 20. The schedule prioritizes processed gold grades ranging from 1.1 to 1.5 g/t over the first eight years, followed by a seven year period of processed gold grades of approximately 1 g/t, then a temporary increase as the bottom of the main Toroparu pit is reached and mined. At the end of the mine life, processed gold grade drops quickly as the higher grade ore is depleted. At the stockpile depletion period, processed gold grades average 0.4 g/t.

Waste rock from the Toroparu pits will be hauled to a waste rock management facility located adjacent to the Toroparu pits, and Sona Hill waste rock will be hauled to the waste rock management facility located adjacent to the Sona Hill pit.

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Table 16.4	Life of mine production schedule

Item	Unit	Total	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Y18	Y19	Y20	Y21	Y22	Y23	Y24	Y25	Y26	Y27	Y28	Y29
Total mined	Mt	862.1	13.8	53.9	54.0	55.0	55.0	55.0	53.1	52.4	52.4	52.4	52.4	52.4	52.4	46.2	41.1	28.5	21.9	14.4	14.4	14.4	14.4	12.7	-	-	-	-	-	-	-	-
Waste mined	Mt	661.9	9.5	39.6	39.7	44.5	44.1	40.5	41.9	41.5	39.7	44.4	43.9	41.7	41.8	39.5	34.7	20.6	9.2	5.7	10.1	11.3	10.1	8.2	-	-	-	-	-	-	-	-
Strip ratio	w:o	3.3	2.2	2.8	2.8	4.2	4.0	2.8	3.7	3.8	3.1	5.5	5.2	3.9	3.9	5.9	5.4	2.6	0.7	0.7	2.3	3.7	2.3	1.8	-	-	-	-	-	-	-	-
Ore mined	Mt	200.2	4.4	14.3	14.3	10.5	10.9	14.5	11.2	10.9	12.7	8.0	8.5	10.7	10.6	6.7	6.4	7.9	12.7	8.7	4.3	3.1	4.3	4.5	-	-	-	-	-	-	-	-
Gold grade mined	g/t	0.92	0.93	0.92	0.93	1.03	0.76	0.97	0.96	0.93	1.03	0.88	0.86	0.79	0.89	0.96	0.98	0.89	1.05	1.03	0.86	0.67	0.69	0.72	-	-	-	-	-	-	-	-
Silver grade mined	g/t	1.09	1.60	1.22	1.17	1.47	0.48	1.16	1.28	1.31	1.42	0.89	0.66	0.61	1.50	1.65	1.32	1.11	1.21	1.07	0.66	0.22	0.15	0.16	-	-	-	-	-	-	-	-
Copper grade mined	%	0.07	0.11	0.13	0.11	0.12	0.05	0.06	0.06	0.09	0.11	0.06	0.05	0.04	0.05	0.07	0.06	0.09	0.07	0.06	0.04	0.01	0.01	0.01	-	-	-	-	-	-	-	-
Contained gold mined	koz	5,922	131	425	431	347	268	452	344	328	419	226	234	274	304	208	202	226	430	287	120	66	96	106	-	-	-	-	-	-	-	-
Contained silver mined	koz	7,024	224	561	541	497	169	538	463	461	578	230	180	211	510	356	273	283	493	297	92	21	21	23	-	-	-	-	-	-	-	-
Contained copper mined	kt	146	5	18	15	13	5	9	6	10	14	5	4	4	6	4	4	7	9	5	2	0	0	0	-	-	-	-	-	-	-	-
Ore processed	Mt	200.2	-	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	4.2
Gold grade processed	g/t	0.92	-	1.40	1.40	1.40	1.16	1.49	1.26	1.20	1.49	1.00	1.00	1.01	1.14	1.00	1.00	1.00	1.52	1.18	0.74	0.65	0.59	0.61	0.41	0.40	0.40	0.40	0.40	0.40	0.40	0.41
Silver grade processed	g/t	1.09	-	1.49	1.42	1.85	0.64	1.30	1.41	1.37	1.61	1.09	0.87	0.68	1.65	1.53	1.14	1.14	1.25	1.09	0.89	0.53	0.39	0.49	1.17	1.16	1.24	1.09	0.92	0.71	0.64	0.73
Copper grade processed	%	0.07	-	0.16	0.13	0.15	0.06	0.07	0.06	0.10	0.12	0.08	0.06	0.05	0.06	0.07	0.06	0.10	0.08	0.06	0.05	0.03	0.02	0.04	0.08	0.07	0.08	0.06	0.06	0.05	0.05	0.04

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16.7	Mine equipment

The estimated mine equipment requirements were selected based on mining contractor submissions and the PEA mine layout and production schedule and adapted for the current PFS layout and schedule. Hydraulic excavators will serve as the primary loading equipment with different configurations to cater for differences in rock hardness and required volumes. Loaders will be used for rehandling material from the low grade stockpile to the primary crusher and for loading run of mine trucks at Sona Hill for haulage to the primary crusher or low grade stockpile as required. Where possible, equipment will be shared between the three Toroparu pits and the Sona Hill pit to optimize utilization.

The blasthole drilling fleet of a normal 25 tonne operating weight will be equipped to drill 152 mm blastholes on 20 m benches with a nominal 5.0 by 5.2 m spacing in both waste and ore and adjusted as necessary to suit the ground conditions during operations. A closer spacing of 4.0 by 4.2 m is adopted for the saprolite that requires blasting on 10 m benches.

Bulk emulsion explosives will be used for all production blastholes. Blasting is planned for 25% of the saprolite ore and for all the remaining transition and sulphide ore. The remaining 75% of the saprolite is expected to be free digging. Bulk emulsion and associated blasting accessories will be transported to site and stored in appropriately secure and licensed explosives magazines. Mobile mixing units will be used to mix and deliver bulk explosives to the blastholes.

In pit loading will be undertaken using 350 tonne class hydraulic excavators at Toroparu and 100 tonne class for the other pits, loading into trucks with a nominal 190 t payload at the Toroparu main pit and a 90 t payload for the other pits, with configurations to suit material hardness and volumes.

Haul distances from the pits to the run of mine pad, waste rock storage facilities, and mineralized waste rock storage facilities were derived from the pit designs and ramp gradients.

The auxiliary fleet includes tracked dozers, wheel dozers, graders, water trucks, and smaller excavators for drains, sumps, and non-production activities such as drill site preparation, road and ramp development and maintenance, maintenance of loading areas, waste stockpiles, and other duties.

The estimated peak mining fleet requirements during steady state production, including allowances for scheduled maintenance, are summarized in Table 16.5. Equipment will be provided by the contractor.

Table 16.5	Estimated peak fleet requirements

Description	Peak units
BOMAG BW219-DH4 single-drum vibratory roller	1
CAT 18M motor grader	3
CAT 352 hydraulic excavator with hydraulic hammer (HH)	1
CAT 395 hydraulic excavator	6
CAT 745 articulated dump truck	30
CAT 789D mining haul truck	35
CAT 966H wheel loader	6
CAT 992G wheel loader	1
CAT D10T track dozer	7
CAT D8T track dozer	2
EPIROC SmartROC D65 blast-hole drill rig	15
EPIROC SmartROC T45 surface drill rig	3
KOMATSU HD785-7 rigid dump truck	4
LIEBHERR R9400 hydraulic mining excavator	9
MERCEDES 3341 haul truck	26
Water truck, 25,000 L	3
Water truck, 75,000 L	2

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16.8	Mine personnel

The estimated mining labour requirements and mining operating costs were based on mining contractor submissions. Mining operations will be contractor-operated, with the contractor workforce comprising a peak of approximately 700 personnel during steady state for mining operations, maintenance, logistics and supply, management and administration, technical services, and health, safety, and environment. Aris Toroparu will retain a workforce of personnel to provide mine and contract management, project management, technical services, geology, mine planning, drill and blast engineering, production engineering, surveying, geotechnical and hydrogeological services, and associated administration.

Contractor personnel engaged in direct mining operations and support fleet activities will work two 12-hour shifts per day, seven days per week, utilising three rotating crews on a roster of 14 dayshift, 14 nightshift, and 14 days off. Contractor maintenance personnel will work primarily on day shift, with a smaller breakdown crew available on night shift. Owner management and technical services personnel will operate primarily on a day-shift basis.

The estimated labour requirements per year are shown in Figure 16.2 (source: Aris Mining, 2026).

Figure 16.2	Estimated labour requirements

16.9	Recommendations

The following additional work is recommended to optimize the engineering designs and cost estimates.

•	undertake additional surface drilling to verify geotechnical data and related assumptions and if necessary, update the geotechnical and slope stability analyses for updated open pit slope designs and waste rock management facility slope stability;
•	if necessary, update the input parameters for the pit optimization process and update and optimize the mine design, pushback sequencing, life of mine schedule, stockpiles, roads, and waste rock management facilities;
•	perform a sampling and grade control study, including coarse gold characterization, to properly design and validate the reverse circulation drilling sampling methodology, sample collection protocols, and sample preparation procedures, ensuring representative and reliable grade estimates;
•	include horizontal and vertical depressurization drilling in the mine schedule; and
•	develop a detailed tactical mine plan covering a minimum of 36 months of operations, with monthly scheduling resolution. The plan shall support the design and sequencing of all auxiliary access infrastructure required for open pit

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start-up and assess the operational interactions, capacity constraints, and productivity of the loading and hauling fleet, drilling fleet, and auxiliary equipment. The mine plan shall explicitly incorporate both horizontal and vertical depressurization drilling into the mining sequence, accounting for associated equipment requirements, access constraints, scheduling dependencies, and potential impacts on mining productivity and pit development.

The cost to complete the testwork and studies is estimated at approximately $0.5 million.

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17	Recovery methods

17.1	Introduction

The process plant design criteria and flowsheet are based on the extensive metallurgical testwork described in Section 13 and on industry standard metallurgical practices for treating two primary gold ore types, including oxidized saprolite and other near surface oxidized material and deeper sulphide rock. The plant will produce two doré products and a copper-gold flotation concentrate. The saprolite and sulphide ore types will be stockpiled and processed separately during designated campaigns.

The process plant is designed for a nominal throughput of 7.0 Mtpa. The plant flowsheet includes crushing, grinding, an upfront gravity gold concentration circuit to produce doré, followed by sulphide flotation for the sulphide ore type to produce a copper-gold concentrate and a carbon in leach circuit to produce a second doré.

Cyanide contained in the tailings from the gravity concentrate and intensive cyanidation circuits will be neutralized by dosing with a hydrogen peroxide solution before recirculation to the milling circuit, ensuring a safe operating environment. Cyanide present in the carbon in leach tailings stream will be treated in an SO2/air cyanide destruction circuit to meet the environmental compliance requirements before being pumped to the tailings management facility.

The metallurgical recovery assumptions for the gold recovery circuits utilized for the life of mine processing plan are 94.3% for gold, 76.0% for silver, and 75.2% for copper.

17.2	Primary run of mine handling and crushing

The saprolite and sulphide ore types will be mined, stockpiled, and processed in separate dedicated campaigns according to the mine plan.

The ore will be trucked to the process plant and discharged directly onto a 450 kW gyratory crusher for size reduction to a product of P80 150 mm. A water mist dust suppression system will control dust emissions. Any ore greater than 800 mm will be broken by a rock breaker prior to entering the crusher. An apron feeder will extract the ore from the crusher discharge and feed onto a crusher sacrificial conveyor fitted with an overhead tramp metal magnet. A transfer chute will discharge the ore onto an overland conveyor fitted with a weightometer for metallurgical accounting and sampled for analysis in the metallurgical laboratory. The crusher and the apron feeder discharge chutes will be fitted with dust extraction hoods.

The crushed ore will be discharged via two parallel streams of vibrating feeders onto the 45,425 tonne capacity run of mine stockpile, which represents 52.6 hours of storage. When an ore type campaign is concluded, the stockpile pad will be cleaned in preparation for the next ore type campaign.

17.3	Grinding circuit

The grinding circuit will comprise a SAG mill operating in closed circuit with a pebble crusher, followed by a ball mill operating in closed circuit with a hydrocyclone cluster. The reclaimed crushed ore will be combined with water and fed directly into a 34 foot (ft) by 18.25 ft, 12.5 MW, 3,024 tonnes per hour capacity SAG mill. The mill product will pass over a discharge vibrating screen to remove any pebbles greater than 20 mm, which will report to a pebble cone crusher via a feed bin. The crushed pebbles will then report back to the mill feed conveyor. A pebble stockpile will be located next to the pebble crusher allowing the pebbles to be reclaimed directly from the stockpile and fed back onto the pebble crusher discharge conveyor in the event of a crusher shut down.

The 3,023.6 tonnes per hour grinding mill product of -20 mm will report to a cyclone feed hopper then pumped to a cyclone classifying cluster with an overflow P80 of 75 microns. The +75 micron underflow will be split into two streams. An amount equivalent to the fresh feed rate of 863.9 tonnes per hour will discharge onto a gravity scalping vibrating screen with 2 mm aperture panels, from where the +2 mm feed will be sent to the ball mill and the -2 mm feed will report to the gravity recovery circuit. The remaining 1,295.8 tonnes per hour split will report directly to the 26 ft by 42.5 ft, 18 MW ball mill. The ball mill discharge will be fitted with a trommel with 12 mm apertures, and any oversize material will report to the scats bin for disposal. The undersize material will be discharged onto the cyclone feed hopper.

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The classifying cyclones overflow will pass over a single deck vibrating trash screen with 500 micron aperture screen panels. Any oversize material will be collected in a trash bin for disposal, and the undersize will report to a high rate pre-leach primary thickener, with the underflow reporting to the sulphide flotation circuit when processing sulphide ore and to the carbon in leach circuit when processing saprolite ore.

17.4	Gold recovery circuits

17.4.1	Gravity concentration, intensive leach, and electrowinning circuits

Slurry from the cyclone cluster feed hopper will be pumped to the classifying cyclone with the +75 micron underflow reporting to the scalping screen fitted with 2 mm apertures. The -2 mm material will report to two Knelson gravity gold concentrators operating in parallel. The resulting gravity concentrate stream from the gravity concentration circuit will be pumped to the intensive cyanide leach circuit and the tailings stream will be sent back to the cyclone classification cluster.

At the intensive cyanide leach circuit, sodium cyanide will be added to the gravity concentrate at dosages of 7.7 kg per tonne for saprolite ore and 30.3 kg per tonne for sulphide ore, together with an oxidant to initiate the gold leaching reaction within a horizontal drum leach reactor. Caustic soda will be added at dosages of 0.76 kg/t and 1.92 kg/t for saprolite and sulphide ore respectively to maintain the slurry pH at 10. Flocculant will be added to facilitate the removal of particulates from the loaded solution.

The pregnant gold leach solution will be pumped to a dedicated intensive cyanide leach pregnant solution tank from where the solution will be transferred to the electrowinning circuit. The solution can also be diverted to the electrowinning circuit via the carbon in leach pregnant solution tank. The leached solid residue will be neutralized by the addition of hydrogen peroxide in an agitated tank to prevent cyanide from reporting to the flotation circuit, before being pumped back to the ball mill circuit.

In the secure gold room, the pregnant solution from the intensive cyanide leach and carbon in leach process will be plated out on to separate dedicated electrowinning cell cathodes operating on a single pass basis to produce a gold sludge. The cathodes will be transferred from the cells to the cathode washing tank where a high-pressure washer will be used to dislodge the gold sludge from the cathode surface. The barren solution will be collected in the barren solution tank then pumped back to the carbon in leach circuit.

The gold sludge will be filtered in a plate and frame filter press to produce cake gold, then dried in an oven, mixed with fluxes, and fired in a furnace to produce doré. The doré will be cleaned, sampled, and transferred to a safe for safekeeping prior to transport to the refinery.

The expected recoveries from the gravity concentration and intensive cyanide leach circuit are 33.5% for gold and 9.0% for silver for saprolite ore. For sulphide ore, the expected recoveries are 15.4% for gold, 8.8% for silver, and 0.002% for copper.

17.4.2	Pre-leach thickening circuit

The cyclone overflow from the ball mill, at 864 tonnes per hour equivalent to the fresh feed, will be transferred to the primary thickener feed box which will direct the feed to a high-rate thickener together with flocculant to aid the solids settling rate. When processing sulphide ore, the thickened underflow slurry will be pumped to the agitated sulphide rougher conditioning tank in the rougher flotation circuit. When processing saprolite ore, the underflow will be pumped directly to the carbon in leach circuit. The thickener overflow water will be transferred to a holding tank and then transferred to the rougher flotation conditioning tank or to the process water storage tank for reuse throughout the plant.

17.4.3	Carbon in leach circuit

Saprolite and sulphide ore will be separately processed in the hybrid carbon in leach circuit with the first tank in the eight tank train operating solely as a leach tank. The carbon in leach circuit will comprise eight cascading agitated adsorption tanks for 32 hours of leaching time. The 32 hour residence time was selected to provide operational flexibility during maintenance periods, allowing a single tank to be taken offline without significantly reducing the effective leach residence time or compromising gold recovery.

The first tank provides elevated solution grades and activated carbon loads, resulting in a reduced elution capacity demand. The pH will be maintained at 10.2 with lime, and 594 g/t of sodium cyanide will be dosed into the first tank to dissolve the

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gold and silver in the slurry. The slurry will then pass sequentially through the remaining seven tanks, each of which contains activated carbon. Adsorption will occur in a counter-current configuration with fresh carbon entering at tank 8 and advanced upstream by transfer pumps toward tank 2. As the carbon moves against the slurry flow, its metal loading capacity progressively increases, until reaching tank 2 as loaded carbon. The loaded carbon is then removed for gold elution and carbon reactivation.

After adsorption, the slurry will be discharged onto a carbon in leach tailings screen ensuring that any stray carbon is captured in the oversize and returned to the circuit. The carbon free screen undersize will be pumped to the detoxification circuit for cyanide destruction before being pumped to the tailings management facility. Each of the adsorption stages contains an interstage screen to retain and control the carbon in each of the tanks.

The Anglo American Research Laboratories elution method was selected. The loaded carbon from the first adsorption tank will be sent for acid washing via the loaded carbon screen, with the underflow slurry transferred to the tailings screen of the leach circuit while the carbon from the screen oversize gravitates to a single acid wash column. The diluted acid solution will remove the scale from the surface and from within the fine pores of the carbon to restore its adsorption efficiency before it is recycled back to the leaching circuit. Once the carbon has been adequately washed, it will be rinsed with filtered water and transferred to a single elution column.

The elution circuit will use a cold sodium cyanide soak to prepare the carbon and load the solution with free cyanide, followed by a steady state eluting phase to desorb the gold and silver from the carbon and return it to the solution phase to produce a pregnant solution for transfer to the pregnant solution tanks.

The pregnant solution will then be pumped to dedicated carbon in leach electrowinning cells where the metals will be plated out as sludge on the cell cathodes. The cathodes will be transferred to the cathode washing tank to dislodge the gold sludge from the cathode surface.

Following elution, the barren carbon will be thermally reactivated in a rotary kiln to restore its adsorption capacity, stored in a product hopper, then reintroduced into the leach circuit in the final adsorption stage.

The Inco SO2/air process will be used for tailings cyanide detoxification. The solid residue remaining from the carbon in the leach circuit will be directed over a carbon safety screen to remove carbon then directed to the detoxification circuit comprising three tanks operating in series with a residence time of 82.5 minutes with sodium metabisulphite, copper sulphate, lime, dilution water, and air. The detoxified slurry with an expected CNWAD of 0.07 mg per litre, below the required discharge limits, will be pumped to the tailings management facility. The cyanide content in the tailings will be further reduced by natural cyanide degradation and dilution from rainwater.

The expected recoveries for saprolite ore from the carbon in leach process circuit are 94.0% for gold and 74.0% for silver, and the expected recoveries for sulphide ore are 66.4% for gold and 5.0% for silver.

17.4.4	Flotation circuit

When processing saprolite ore, the 864 tonnes per hour pre-leach thickener underflow will be pumped directly to the carbon in leach circuit. When processing sulphide ore, the underflow will be pumped to the sulphide rougher flotation conditioning tank where two collectors, a frothing agent, lime slurry, and process water will be added and pumped to six rougher flotation cells for a 40 minute residence time. The rougher concentrate collected from the flotation cells will gravitate to a sulphide sump where a froth pump will deliver the slurry to the sulphide regrind mill cyclone feed tank via a sampler. A cyclone cluster of 7 duty units and 1 standby will operate in a closed circuit with a single 1.8 MW conventional 13 by 24.5 foot ball mill. The cyclone overflow will discharge to the sulphide cleaner flotation feed box and the underflow will report back to the regrind mill. The tailings from the final rougher flotation cell will report to the sulphide rougher tailings pump via a sampler and pumped to the carbon in leach circuit.

The reground flotation rougher concentrate will report to four cleaner flotation cells for a 20 minute residence time at a pH of 11 with sulphide thickener overflow process water, sulphide cleaner tailings, and cleaner flotation reagents. The cleaner concentrate will be pumped via froth pumps to four recleaner flotation cells for a 20 minute residence time at a pH of 11 with the recleaner tails and recleaner flotation reagents.

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The recleaner tails will be recycled back to the cleaner circuit, and the concentrate will be pumped via froth pumps to a final bank of two tertiary cleaner flotation cells. The tertiary cleaner tails will be recycled back to the recleaner flotation circuit while the concentrate will be pumped via froth pumps to the concentrate thickener.

All concentrates and tailings produced within each flotation stage will be sampled for metallurgical accounting.

The copper sulphide concentrate will be dewatered in a high-rate thickener with an underflow solids density of 55%. The slurry will be pumped to either of two horizontal plate filter presses, including one standby, to reduce the moisture to 10%. The filter cake will be discharged directly into 20 ft containers for transport. The concentrate will be weighed and sampled for metal accounting, covered with a tarpaulin, and dispatched to a smelter.

Recoveries from the flotation circuit are expected at 79.6% for gold, 72.3% for silver, and 75.2% for copper. Typical concentrate grades are expected at 353 g/t gold, 259 g/t silver, and 18.2% copper.

Following commissioning, the operating parameters of the flotation circuit can be optimized to ensure a minimum copper grade in the final product to improve the saleable value of the concentrate to the potential smelter. Adjustments to the operating parameters to the benefit of a lower copper grade could result in a lower gold content in the concentrate, however, any gold remaining in the flotation tailings will be recovered in the carbon in leach circuit, ensuring a holistic gold recovery strategy.

17.5	Reagents and consumables

The reagents consumed at the process plant will be prepared on site and distributed via various reagent handling and makeup systems. The reagents include sodium cyanide, hydrated lime, hydrochloric acid, sodium hydroxide, copper sulphate, sodium metabisulphite, flotation reagents, flocculant, hydrogen peroxide, and activated carbon. The reagents will be delivered in dry form except for hydrochloric acid, secondary flotation collector, frothing agent, and hydrogen peroxide, which will be delivered in solution form.

The reagent preparation and storage facilities will be located within containment areas designed to accommodate greater than the maximum capacity of the largest tank for the management of unexpected spills. As required, each reagent system will be located within its own containment area to facilitate its return to its respective storage vessel and to avoid the mixing of incompatible reagents. Storage tanks will be equipped with level indicators, instrumentation, and alarms for operational and safety purposes. Appropriate ventilation, fire and safety protection, eye wash stations and showers, and Material Safety Data Sheet stations will be located throughout the facilities. Sumps and sump pumps will be provided for spillage control.

The reagents will be mixed, stored, and delivered to the intensive cyanide leach, flotation, pre-leach thickener, carbon in leach, acid wash, elution, and cyanide destruction circuits with the dosages controlled by flow meters and control valves. The capacity of the storage tanks will be sized to handle one day of production.

Other reagents and consumables include borax, sodium carbonate, manganese dioxide, and silica for the gold room fluxes, diesel fuel for the elution heater, reactivation kiln, and smelting furnace, and grinding media for the SAG mill, ball mill, and regrind mill.

17.6	Power, water, and air

The estimated nominal power demand for the planned process plant is approximately 56 MW, which will be supplied by an onsite 75 MW, 13.8 kV heavy fuel oil power plant. The expected total power consumption per tonne of ore is estimated at 30.06 kWh/t for saprolite ore and 38.67 kWh/t for sulphide ore. Power will be distributed by overhead power line to the primary crushing area, tailings facility, as well as the open pit mine, accommodation area, and the main access gate.

During commissioning, all plant water will be pumped at a rate of 561 litres per second from the Puruni River. During operations, the majority of the process plant water will be recovered from the tailings management facility and the overflow in the return water dam and the demand from the Puruni River will drop to 55 litres per second. The water will be pumped to the process plant for use as reagent make-up, potable water, gland water, and process water. The reagent raw water will be pumped to a reagent water tank. The potable water will be pumped through a dedicated potable water treatment facility with the treated water reporting to the potable water tank, then pumped to safety showers throughout the plant and washrooms. The gland water will be pumped to the gland water tank then pumped to slurry pumping applications

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throughout the plant via an inline filter. Some of the gland water will be processed through a demineralization water treatment facility for use in the elution tank. Process raw water along with cyclone thickener overflow and water from the process plant cleaned through a process water treatment facility will report to a plant water tank for re-use throughout the plant. Water supplied and used in the various areas will be continuously monitored.

Three compressors will supply the required air for plant instruments, and three dedicated blowers will supply the flotation circuit.

17.7	Plant personnel

The processing plant workforce is estimated at approximately 1,200 personnel on site during the peak of the construction period.

Plant personnel requirements have been estimated to support a continuous 24 hour operation of the process plant, metallurgical laboratory, gold room, maintenance facilities, tailings management facility, and the contractor operated facilities including the heavy fuel oil power plant and chemical laboratory. A total complement of 152 personnel has been estimated, 135 of which will be staff employed by Aris Toroparu and 17 will be contractor staff.

The processing plant will be headed by the plant manager, supported by two operations administrators and four discipline superintendents responsible for process operations, metallurgy, mechanical maintenance, and the power plant, including support from two maintenance planners. Operational accountability will be further distributed into various section supervisors covering the production plant, concentrate dispatch, tailings management facility, gold room, laboratory, metallurgy, maintenance (mechanical, electrical, control, and instrumentation), mechanical workshop, and power plant.

Day personnel will operate on a nine hour schedule and provide management, engineering, technical support, planning, and specialist maintenance services. Continuous operations are staffed using two 12 hour shifts with relief coverage. Shift personnel include production, concentrate dispatch, control room operators, equipment operators, plant vehicle operators, gold room operators, laboratory technicians, power plant operators and technicians, and general plant labour. The structure also includes dedicated mechanical, electrical, and control and instrumentation personnel to support plant availability and reduce dependence on external maintenance services.

17.8	Conclusions

The process plant design criteria and flowsheet are derived from extensive metallurgical testwork as described in Section 13. The design follows industry standard metallurgical practices to treat two primary gold ore types, including the oxidized saprolite and other near surface oxidized ore and deeper sulphide ore. The plant will produce two doré products and a copper-gold flotation concentrate. The saprolite and sulphide ore types will be stockpiled and processed separately during designated campaigns.

The process plant is designed to treat a nominal 7.0 Mtpa of ore. The flowsheet includes crushing, grinding, an upfront gravity gold concentration circuit to produce doré, followed by a carbon in leach circuit to produce a second doré. For sulphide ore, a flotation circuit will recover a copper-gold concentrate. Cyanide contained in the tailings from the gravity concentrate and intensive cyanidation circuits will be neutralized by dosing with a hydrogen peroxide solution before recirculation to the milling circuit, ensuring a safe operating environment. Cyanide present in the carbon in leach tailings stream will be treated in an SO2/air cyanide destruction circuit to meet the applicable environmental compliance standards before the treated tailings are pumped to the tailings management facility.

Concentrate characterization testwork included a full elemental analysis to identify and quantify potential deleterious elements that could affect concentrate marketability or attract smelter penalties. The results indicate that concentrate quality is generally acceptable for marketing purposes, although fluorine may exceed applicable penalty thresholds. Accordingly, estimated concentrate penalty allowances have been incorporated into the financial model based on indicative commercial terms received from market participants.

Overall, recoveries are estimated at 94.3% for gold, 76.0% for silver, and 75.2% for copper.

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17.9	Recommendations

The following recommendations are made to optimize air and water management and saprolite handling:

•	Finalize the capacity and design of the plant air and instrumentation air systems to adequately support process requirements, instrumentation, and plant control;
•	Optimize the fire water system to provide adequate coverage across the entire processing plant;
•	Optimize the plant water system to account for raw water extraction from the Puruni River, recycled water returned from the tailings management facility, and final water treatment and distribution to meet both process and personnel requirements;
•	Evaluate optimization opportunities in the upfront crushing circuit to effectively handle the fine, sticky, clay-rich saprolite material and minimize any potential handling constraints;
•	Evaluate the plant pumping and piping systems to ensure they account for the rheological characteristics associated with the transfer of high clay content saprolite material;
•	Evaluate leach circuit conditions in the event of highly elevated levels of slimes reporting to the thickener should the underflow density drop and the viscosity increase;
•	Investigate diluting the thickener feed to address possible settling issues at elevated slimes levels; and
•	Evaluate the impact of elevated slimes levels on filtration.

The cost to complete these studies is estimated at $100,000.

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18	Project infrastructure

18.1	Introduction

The Project site infrastructure will be organized into primary areas including the Toroparu open pits and processing plant and associated operational and support facilities; the tailings management facility, reclaim systems, and associated water management infrastructure; and the site-wide infrastructure including the Sona Hill open pit, access and haul roads, tailings and water pipelines, power and utility corridors, security facilities, main access routes, airstrip, and camp area. The overall site layout has been developed to support efficient mining and processing operations while maintaining high standards of safety, environmental stewardship, and operational reliability.

The Project area is characterized by a combination of low-lying riverine terrain and extensive flatlands situated between elevated ridges and hills. These topographic conditions present several engineering and operational challenges, particularly during periods of intense rainfall when localized flooding and seasonal inundation may occur. As a result, the protection of critical infrastructure and the mining operations from flood-related risks has been a key consideration in the site planning process. Additionally, the combination of poor residual soils underlying the majority of the site presents engineering challenges related to foundation support conditions, especially for areas that will support heavy loads.

To address these challenges, a range of land development and water management measures have been incorporated into the Project design. These include strategic earthworks, piling, and river management works aimed at improving site drainage, optimizing land utilization, and safeguarding operational areas. In particular, the guidance of selected watercourses around the mining areas will reduce the potential for flooding of the open pits, thereby enhancing operational continuity, workforce safety, and environmental protection.

Off-site infrastructure will also be required, including access and logistical infrastructure located outside of the mining titles.

A plan of the Project infrastructure is shown in Figure 18.1 (Source: Aris Mining 2026).

Figure 18.1	Project infrastructure plan

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18.2	Site access

Three security access points are planned. The primary access point will be located on the main access road to the site, adjacent to the relocated airstrip. This facility will include a secure truck staging and parking area with capacity for up to 42 trucks, as well as dedicated security and logistics offices to manage all deliveries and site access operations. The main diesel and petroleum storage facility will also be located in this vicinity to limit heavy vehicle movements at the main processing plant facility. All personnel, contractors, visitors, and freight arriving by road or air will report to this security checkpoint for registration, screening, and clearance before being granted access to the site. An aircraft hangar will be constructed at this location to provide temporary storage for airfreighted cargo and to offer emergency overnight shelter for aircraft when required. This facility will support the efficient handling, safeguarding, and coordination of goods transported by air.

The secondary access point will be located at the processing plant and will serve as the controlled transition point between the low-security and high-security zones of the operation. This facility will incorporate a security office and a personnel change house, through which all employees, contractors, and authorized visitors must pass before entering the high-security mining and processing areas. Access control, security screening, and personnel verification will be managed at this location to ensure compliance with site security protocols.

A third access gate will be situated at the rear of the processing plant and will be dedicated to the delivery of reagents, consumables, and operational supplies required within the high-security area. This controlled access point will facilitate the efficient movement of materials while maintaining the integrity and security of restricted operational zones.

A separate bulk warehouse is planned to the north of the processing plant and will be located outside the high-security perimeter. Positioning the facility beyond the restricted access zone will enable the receipt and storage of spare parts, equipment, and general materials without requiring delivery vehicles to pass through high-security checkpoints, thereby improving logistical efficiency, reducing congestion at controlled access points, and improving overall site security operations.

The warehouse will provide approximately 5,000 square metres of enclosed storage space, with an adjacent external laydown and storage yard of a similar size. Both the warehouse building and the external yard will be serviced by mobile cranes, allowing for the safe and efficient handling, unloading, and movement of heavy equipment, bulk materials, and oversized cargo. The facility will serve as the primary hub for the receipt, storage, and distribution of maintenance spares and operational supplies to the processing plant and associated site infrastructure.

The existing airstrip is located within the planned footprint of the Toroparu main pit and will therefore be relocated to a suitable alternative location as part of the Project development. The airstrip will serve as a critical logistics hub, supporting the transportation of personnel, equipment, supplies, and other essential goods to and from the Project. In addition, the airstrip will serve as the primary facility supporting medical evacuations that require airlift to higher-level care facilities.

The initial airstrip is planned to have a runway length of 1,750 m and will be designed to accommodate the aircraft currently servicing the site. The facility will be developed with future expansion in mind, allowing the runway and associated infrastructure to be upgraded in phased stages as operational requirements increase. These upgrades will be undertaken to meet applicable international aviation standards and to accommodate larger aircraft capable of transporting greater passenger and freight volumes.

The relocated runway will be aligned parallel to the existing airstrip orientation to take advantage of established operational and meteorological conditions. To ensure safe aircraft operations, a protected clearance zone extending 70 m on either side of the runway centreline will be established, within which the height of structures, vegetation, and other obstructions will be strictly controlled. The landing strip will provide a total clear width of 60 m, ensuring compliance with applicable safety, operational, and maintenance requirements.

As a key component of the Project’s transportation network, the airstrip will facilitate reliable year-round access to the site, enhance logistical efficiency, and support the safe movement of personnel and critical supplies throughout the life of the operation.

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18.3	Accommodation camp and site buildings

A purpose built accommodation camp is planned to accommodate up to 2,180 personnel and has been designed to provide comfortable, safe, and functional living facilities for both the construction and operational phases of the Project. The camp comprises two primary accommodation types to meet the varying requirements of the workforce. Type A accommodation consists of single occupancy rooms with private ensuite bathrooms. These units are intended for senior supervisory staff, middle management, consultants, and visiting personnel. A total of eight accommodation blocks of this type are planned, providing capacity for 576 occupants. Type B accommodation consists of double-occupancy rooms, each equipped with an ensuite bathroom, and is intended primarily for the general workforce. A total of 11 accommodation blocks are proposed, providing accommodation for 1,584 occupants.

Together, these facilities provide a total camp capacity of 2,160 personnel. In addition, 20 standalone senior management houses are planned at the lower terrace of the camp development, increasing the overall accommodation capacity to 2,180 personnel.

The accommodation layout has been designed to provide flexibility throughout the life of the Project. During the construction phase, when workforce numbers are expected to be at their highest, the eight single occupancy accommodation blocks can be configured as double occupancy units, increasing the camp capacity to approximately 2,736 personnel, excluding the senior management housing. Conversely, during the operational phase, all accommodation blocks may be converted to single occupancy arrangements to enhance employee comfort and wellbeing, resulting in an operational capacity of approximately 1,368 personnel, excluding the senior management residences.

In addition to accommodation facilities, the camp will include a range of supporting infrastructure and amenities. These will comprise an administration building, mess hall, laundry facilities, and a variety of recreational and welfare amenities designed to promote occupant wellbeing and quality of life. Planned recreational facilities include a soccer/cricket field, games room, exercise gym, and multi-purpose sports courts, providing opportunities for exercise, leisure, and social interaction.

A dedicated service yard will also be established to support camp operations, including solid waste management, equipment storage, and routine maintenance activities.

Access to the accommodation camp will be available from both the airfield and the northern service road. All visitors and personnel entering the camp will first obtain the necessary security clearance through the site’s access control system before proceeding through the camp’s main security gate, ensuring compliance with site security protocols and safeguarding personnel and assets.

The camp water supply system will be supported by two Braithwaite water storage tanks, providing a combined storage capacity of approximately 512 cubic metres. This capacity is sufficient to meet the camp’s domestic water demand while maintaining a reserve volume for emergency purposes, including firefighting. The water distribution network will be supplied through a pressurized pumping system, with duty and standby pressure pumps provided to ensure reliability. In addition, a dedicated diesel-driven backup fire pump will be installed to maintain firefighting capability in the event of a power outage or other emergency conditions.

18.4	Mine support facilities

A pre-engineered, steel framed mining workshop with multiple bays for mining fleet and other mobile equipment repair will be constructed adjacent to the administration building with a fenced outdoor laydown area for equipment and bulk supplies.

A pre-engineered, steel framed assay laboratory will be located adjacent to the main processing facilities and will house sample preparation, assaying, and testing facilities, as well as supporting sample and chemical storage rooms.

A dedicated core shack will be located near the laboratory for handling, logging, and temporary storage of drill core samples prior to their transfer to the assay laboratory. It will house the full range of core processing activities, including reception, detailed logging, photography, and physical preparation.

The explosive storage facility is designed to safely store bulk emulsion, blasting materials, and detonators. The facility will support all blasting activities and accommodate bulk emulsion storage and the mixing and loading of explosives into delivery

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trucks for direct transport to blast sites. The explosives storage facility is designed using modular explosives storage containers and will be located along the tailings management facility access road approximately 400 m south of the Puruni River. The facility will be accessible via the site road network. The route to the facility will experience minimal traffic following construction. The site is located more than 1 km from critical infrastructure and personnel facilities, ensuring safety and security. A double perimeter security fence with lighting will enclose the site to ensure safety and controlled access. The facility, including the explosives magazine, will be constructed and operated in accordance with Guyanese regulations.

18.5	Process support facilities

A primary process plant terrace is planned to accommodate the mineral processing facilities and associated support infrastructure. The terrace has been strategically located in close proximity to the Toroparu open pits to minimize ore haulage distances, reduce operating costs, and improve overall mining efficiency. To ensure the safety of personnel and infrastructure, the process plant area will be positioned approximately 500 m from the open pit limits, providing an appropriate stand-off distance to mitigate the effects of blasting activities, including flyrock, vibration, and air overpressure.

The selected location also enhances operational efficiency by providing convenient access to mining areas while facilitating the distribution of essential utilities such as power, water, communications, and process services. The layout has been developed to optimize security, personnel movement, maintenance access, and the integration of key operational facilities across the Project.

The processing plant will encompass the complete ore treatment circuit, commencing with the comminution circuit, including primary crushing and grinding operations. Following grinding, the process stream will advance through the thickening, carbon-in-leach, and gold recovery circuits, culminating in the gold room, where final gold production and handling activities will take place.

A flotation circuit is also incorporated to recover sulphide concentrate. The concentrate produced from flotation will report to the concentrate filtration facility, where moisture content will be reduced prior to transfer to bulk concentrate storage for temporary holding before transportation off site for further processing or sale.

The process plant area will be supported by a comprehensive range of ancillary facilities and operational infrastructure, including the power generation plant and electrical distribution facilities, process water and service water infrastructure, maintenance workshops and equipment service bays, warehouses and materials storage facilities, fuel storage and dispensing facilities, reagent storage and handling areas, administration offices and operational control facilities, training and workforce development centre, workforce change houses, medical and emergency response facilities, and security and site services infrastructure.

A dedicated helipad will be located adjacent to the medical facility to provide additional rapid emergency response and medical evacuation capability beyond the capacity of a fixed wing aircraft. The helipad will allow injured personnel to be transported quickly to specialist medical facilities when required, significantly enhancing site emergency preparedness. In addition, the facility may be utilized for the secure transport of high-value cargo, including gold doré, during emergency or special operational circumstances.

18.6	Tailings management facilities

18.6.1	Site description

The tailings management facility will be located approximately 6 km southwest of the open pits and relatively close to the processing plant, within a natural valley basin covering a footprint of roughly 870 ha. The basin is enclosed by hills, and containment embankments are required only along the southern and southeastern boundaries, simplifying the engineering design and reducing both construction complexity and material requirements. The general topography slopes southward and the design takes advantage of this natural gradient, with the drainage infrastructure operating under gravity. The site is located outside of the 1 in 1,000 year flood line of the Puruni and Wynamu rivers, reducing the potential for river flooding to affect the facility. The site has a wet equatorial climate with average annual rainfall estimated at approximately 2,200 mm and rainfall occurring throughout the year.

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18.6.2	Site investigations and engineering analyses

A geotechnical investigation of the facility site was completed between January and February 2026, covering the main embankment alignment, the facility basin, and candidate quarry areas. The fieldwork comprised 85 test pits, 20 rotary cored boreholes totalling 564.5 m at depths of 14.9 to 43.5 m, standard penetration testing, and in-situ falling head permeability testing, supported by a LiDAR survey of the Project area. A full suite of laboratory testing, including indicator, compaction, permeability, dispersivity, consolidation, triaxial, and unconfined compressive strength testing, was undertaken and used to confirm the adopted material parameters. Outstanding laboratory results will be incorporated into the design basis in the next phase of work.

The investigation confirmed a deeply weathered residual profile underlain by granodiorite bedrock across the facility footprint. The ground profile comprises a thin organic topsoil over transported hillwash, with sporadic alluvium near the drainage lines, underlain by interlayered fine grained and coarse grained residual granodiorite. The residual soils are generally 10 to 18 m thick on the hills, locally up to 26 m, thinning to 2 to 6 m in the valleys, and the transition from soil to bedrock is typically abrupt. The soft materials will require consideration in foundation preparation and staged embankment construction. Groundwater was encountered at depths of 0.2 to 15.2 m, with swampy conditions in the low lying areas. In-situ falling head tests in the basin returned low permeabilities throughout, supporting the potential for the in-situ soils to serve a lining function.

A site specific probabilistic seismic hazard analysis was completed for the Project in 2026. The site lies on the tectonically stable Guiana Shield and the seismic hazard is low. For the facility’s Very High consequence classification, the GISTM requires seismic design levels up to the one in 10,000 year event. The maximum credible earthquake has accordingly been taken at the one in 10,000 year level. The corresponding peak ground accelerations are 0.132 g on rock for the maximum credible earthquake and 0.030 g for the operating basis earthquake.

A tailings dam breach assessment was completed in accordance with Requirement 2.3 of the GISTM and the Canadian Dam Association technical bulletin on tailings dam breach analyses. The assessment considered credible failure modes and modelled the extent and behaviour of a potential release. The results were used to establish the facility consequence classification and inform the design, monitoring, and emergency response requirements. Ten breach scenarios of the southeastern embankment, covering both wet and fair weather conditions and a range of tailings solids concentrations, were routed as non-Newtonian flows over the downstream terrain. The resulting inundation is confined to the downstream watercourse and the mining areas, and no communities lie within the modelled zone of influence.

The consequence classification of the facility was determined in terms of the GISTM consequence classification matrix using the breach modelling results. No communities are located within the modelled zone of influence, and the potential population at risk is accordingly classified as None. Personnel may be present in the downstream mining areas reached by the higher concentration wet weather scenarios, and the potential loss of life is therefore taken to a High classification. The health, social, and cultural classification is Low, as there are no communities, businesses, heritage, or cultural assets within the zone of influence. The infrastructure and economics classification is also Low, with no infrastructure beyond the Project’s own facilities affected. The governing category is the environment, on account of the area of intact rainforest within the zone of influence and the time that restoration of the habitat would require, and the overall consequence classification of the facility is confirmed as Very High. This classification reflects the potential consequences in the unlikely event of a failure and establishes more stringent requirements for design, monitoring, extreme-event capacity, and emergency preparedness, and does not represent an assessment of the likelihood of failure. The design criteria adopted for the facility, including the 1 in 10,000 year inflow design flood and the 1 in 10,000 year seismic design level, reflect this classification.

A slope stability assessment comprising two dimensional limit equilibrium analyses of three critical embankment sections, supported by nonlinear finite element deformation modelling of the foundation, was completed for the facility. The analyses considered long term drained, short term undrained, earthquake pseudo-static, post-liquefaction, and staged post-construction loading conditions. The design satisfies the minimum factor of safety requirements for all loading conditions, on condition that the staged raise schedule is adhered to so that excess pore pressures in the soft residual soil foundation can dissipate between raises. Long term foundation settlements of 400 to 800 mm are predicted under the embankment load, and additional rockfill volumes will be allowed to compensate.

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18.6.3	Design

The design aligns with GISTM, the Canadian Dam Association guidelines, and the requirements of the environmental permits.

The first five stages, storing approximately 149 Mt over approximately 22 years, were designed to an AACE Class 3 level of accuracy, with the sixth stage developed at a conceptual Class 5 level to accommodate the balance of the life of mine tonnage.

The facility will be contained by a zoned rockfill embankment that incorporates a low-permeability core and a 1.5 mm HDPE geomembrane on the upstream face, together with engineered filter and drainage zones designed to control seepage and prevent internal erosion. A curtain drain of cycloned coarse tailings placed upstream of the liner will intercept seepage and help control the water level within the facility. The curtain drain will report to a collection drain, from where outlet pipes convey the flow through the embankment and discharge into a concrete lined solution trench at the downstream toe. The facility basin is underlain by low permeability residual soils, confirmed by in-situ permeability testing, which serve as a natural barrier against seepage to groundwater.

Dedicated service and access roads have been incorporated into the design to provide access for construction, operation, monitoring, and maintenance.

18.6.4	Construction and tailings placement

The 214 Mt capacity facility will comprise a zoned rockfill embankment with a sloping low permeability core, lined on its upstream face with a HDPE geomembrane, raised in six stages by the downstream method from a starter crest at 120 m above sea level to a final operating crest at 141 m above sea level. The first five stages provide approximately 149 Mt of capacity to a crest at 137 m above sea level over approximately 22 years, with the sixth stage providing the balance of the life of mine capacity. The 214 Mt design capacity provides a margin of about 7% over the 200.2 Mt mineral reserve. The facility embankment will be developed in stages over the mine life to optimize construction costs and to control the rate of loading of the soft residual soil foundation. Each raise will be constructed within an approximately one year window while deposition continues in the previous stage, so that containment capacity is always available ahead of the rising tailings surface, and the deposition period of roughly three to five years between raises allows foundation pore pressures to dissipate. The embankments will be constructed from rockfill won and processed on site from investigated quarry and borrow sources. Mine waste rock may substitute part of the quarry demand in the later stages, subject to confirmation that the material is geochemically suitable and durable as structural fill. The low permeability core material will be obtained from residual soil or saprolite borrow. The facility basin will be founded on low permeability in situ soils and will not be lined.

Tailings at a solids concentration of approximately 43% by mass will be pumped from the plant to the facility at a deposition rate of 7 Mt per year through a slurry delivery pipeline, with a booster pump station required from the fourth stage of development. Tailings will be deposited from the embankment first in every stage, building a competent beach against the wall and driving the free water towards a fixed barge position in the basin, where the supernatant water will be recovered and returned to the process plant via the return water dam. The return water dam comprises a zoned embankment of the same section as the facility wall, approximately 8 m high at its maximum, lined with an HDPE geomembrane on the upstream face. Two pool walls constructed from cycloned coarse underflow will control the shape of the tailings surface, holding the operating pool at the barge and maintaining a second low point towards the emergency spillway. Cycloned coarse underflow will also be used to form the curtain drain against the upstream face of the embankment.

18.6.5	Tailings geochemical characterization

Geochemical characterization studies were conducted by Klohn Crippen Berger in 2016. The tailings samples exhibited negligible to low sulphide-sulphur concentrations and were classified as non potentially acid generating. The saprolite tailings contained minimal to no reactive carbonate minerals, indicating that the observed neutralization potential is primarily attributable to lime additions during metallurgical batch processing. The results from laboratory humidity cell tests and subaqueous column tests were consistent with the static test findings. The kinetic test data further support the findings that the saprolite tailings are capable of maintaining a close to neutral leachate pH over time.

Material characterization and rheology testing was undertaken by Vietti Slurrytec in 2026 on a saprolite tailings composite and a sulphide tailings composite. The testwork included particle specific gravity, laser diffraction particle size distribution,

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slurry and process water chemistry, settled bed packing concentration, rotational viscometer testing, slurry consolidometer testing, and consolidated triaxial tests. The saprolite tailings behaved as a low plasticity silt and, if placed in thick layers, are expected to retain excess pore pressure for extended periods. The sulphide tailings behaved as a silt to fine sand and are expected to drain and gain strength quickly under staged loading. The rheology testwork confirmed conventional slurry behaviour at the intended deposition concentrations, and the tailings will beach rather than stack.

In 2026, a site wide chemical mass load model, built on the site wide water balance, quantified water quality at downstream compliance points over the life of mine. Sulphate and arsenic were identified as the constituents of concern. Flotation of the sulphide ore removes most of the sulphide minerals to concentrate and limits long term sulphate generation from the tailings. The model indicates that an 80% reduction of the dissolved sulphate load during the saprolite ore campaigns, together with controlled timing of the return water dam discharge, would reduce exceedances of the sulphate criterion at the near field compliance point to about 1% of days. The means of achieving this reduction will be confirmed by testwork in the next phase of study, with a modular treatment provision planned and included in the cost estimate. Modelled arsenic discharges do not exceed the International Finance Corporation (IFC) effluent limit. Arsenic can be managed through operation of the pool and discharge regime, also with a modular treatment provision planned and budgeted should sampling during early operation prove it necessary. The geochemical source terms will be verified with representative samples of the actual tailings and waste material.

Supporting hydrogeological and risk studies were completed in 2026. A transient numerical groundwater flow and mass transport model indicates that the low permeability soils beneath the facility and the unsaturated zone substantially attenuate the groundwater pathway, reducing peak sulphate concentrations at the water table by approximately 70% and delaying peak breakthrough by more than a decade, while arsenic is strongly retarded in the subsurface and is not a groundwater pathway concern on any planning horizon. A screening level source pathway receptor and ecological and human health risk assessment was completed for the unmitigated base case, being the facility as configured prior to any mitigation, containment, or treatment measures. The assessment identified the surface water pathway as the governing pathway and indicated that mitigation is required to meet the acceptable risk limits, with the recommended controls comprising toe seepage containment and treatment or re-routing of the return water dam discharge, a reduction of the sulphate source term by at least 80% and arsenic by 90%, or water treatment. Site specific adsorption testing verified that the sorption capacity of the in-situ soils beneath the facility exceeds the minimum required to prevent arsenic from reaching the saturated zone. With these controls in place the residual risk is expected to be acceptable, and the mitigated case will be modelled and verified in the next study phase.

18.6.6	Water management

A dynamic stochastic site wide water balance was developed to assess the adequacy of the proposed water management system and to quantify site wide water inflows, outflows, storage, reuse, and discharge volumes. The water balance incorporates rainfall runoff relationships, groundwater ingress, process water demand, storage capacities, and inter-facility transfers across the tailings facility, return water dam, open pits, stormwater infrastructure, processing plant, and associated support facilities. The streams and rivers in the Project vicinity were modelled to quantify the expected streamflow and used for the geochemical assessment for the dilution estimates. The model demonstrates that the water management system is functional from a water quantity perspective. The site has a strongly positive climatic water balance, and routine discharge of excess water from the return water dam is an inherent feature of the system, with the acceptability of the discharge quality addressed through the chemical mass load model.

Water accumulating within the facility will be maintained away from the main embankment and recovered from a controlled supernatant pool for return to the process plant. The facility includes pool control structures, seepage collection systems, and an emergency spillway designed to safely pass an extreme 1 in 10,000 year storm event. As the facility footprint progressively expands over its operational life, the remaining natural surface area within the facility catchment decreases accordingly, resulting in progressively diminishing clean runoff contributions from the natural areas of the catchment.

The curtain drain of cycloned coarse tailings placed against the upstream face of the embankment intercepts seepage from the tailings mass and controls the phreatic surface. The curtain drain reports to a collection drain of drainage stone fitted with collector pipes, forming a two stage filter that prevents the migration of fine tailings into the drain. Outlet pipes convey the collected flow through the embankment into the concrete lined solution trench at the downstream toe, from where the water either drains by gravity to the return water dam or is pumped back onto the facility. Toe paddocks along the downstream toe capture runoff and sediment from the embankment face.

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A barge mounted pump station at a fixed position in the basin will pump supernatant water from the pool to the return water dam, operating in parallel with the tailings delivery system. The return water dam lies immediately downstream of the tailings management facility and provides balancing storage between the supernatant water recovered from the facility and the process water demand of the processing plant, resulting in a stable and reliable source of process water to the plant. Water will be pumped off the pool once the pool depth exceeds 1.5 m, and the maximum feasible volume will be recovered from the return water dam and returned to the plant as process water. The return water dam will be operated at low storage to provide surge capacity and to buffer flood inflows, and excess water will discharge over its spillway as required due to the strongly positive climatic water balance.

An emergency spillway will provide for the safe passage of extreme storm events at every stage of development. In accordance with the Very High consequence classification, the spillway is sized for the one in 10,000 year, 24 hour design storm, with an attenuated design discharge of 50 m3/s, and the weir crest is set 1.5 m below the embankment crest at each stage. A freeboard berm constructed on the deposited wall tailings provides a total freeboard of 3 m above the spillway invert, which accommodates the inflow design flood, wave run-up, and embankment settlement.

18.6.7	Monitoring

A monitoring and instrumentation programme aligned with Principle 7 of the GISTM has been developed for the facility. Instrumented sections will carry vibrating wire piezometers in the embankment, foundation, and tailings, supported by standpipe piezometers, inclinometers, settlement gauges, and survey beacons, with satellite based radar interferometry providing a facility wide deformation screen and a strong motion accelerograph recording seismic events. Flows from the curtain drain, collection pipes, and solution trench will be measured with calibrated V-notch weirs and flow meters, with routine turbidity checks providing early warning of fines migration through the filter zones. Because the site is remote, an automated data acquisition system with telemetry will log the instruments to the site control room and a cloud hosted platform accessible to the engineer of record and with automated alarms configured against quantitative trigger levels structured as a four level trigger action response plan linked to the emergency preparedness and response plan required for a Very High consequence facility. Particular attention is given to pore pressure development in the foundation during construction, in line with the staged raising requirement.

Aris Toroparu will appoint an engineer of record for the facility. The surveillance regime comprises daily visual inspections by operations personnel, weekly documented inspections, monthly engineering reviews of the monitoring data, annual formal inspection and performance review by the engineer of record, and an independent dam safety review every three to five years in accordance with the GISTM.

18.6.8	Closure and reclamation

A preliminary closure plan and closure cost estimate have been prepared at the PFS level, updating the principles of the 2017 conceptual closure plan to the current facility design. The closure strategy is to achieve a safe, geotechnically and geochemically stable, non-polluting, and vegetated end state with low long term maintenance. The tailings are classified as not potentially acid generating, and closure therefore focuses on long term physical stability, flood routing, and seepage quality. The closure design comprises a saprolite growth medium cover of at least 0.3 m over the tailings surface, graded to shed water towards a permanent closure spillway founded on competent rock and sized to safely route the probable maximum flood, with the final outer slope protected with rock riprap and revegetated.

Closure performance criteria to be demonstrated within twenty years of closure include minimum factors of safety of 1.5 for the long term static and 1.1 for the post-liquefaction conditions, seepage and runoff quality meeting IFC effluent guidelines, self sustaining vegetation on at least 70% of the areas intended for revegetation, and surface water and groundwater quality similar to, or improved on, the pre-mining baseline. The return water dam will either be breached in a controlled manner with the natural drainage reinstated or retained as a permanent water feature, depending on the closure water balance, and the slurry and return water systems will be flushed, decommissioned, and disposed of in an inert waste cell.

The scope for progressive reclamation is limited because each raise builds over the outer slope of the previous stage; however, the final raise will be completed approximately five years before closure, and the permanent outer slope protection and revegetation will be closed out in that window. Post closure monitoring and maintenance will continue for at least twenty years.

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18.6.9	Conclusions and recommendations

No outstanding issues were identified that are considered to represent a fatal flaw to the proposed facility design. Recommendations for further work include confirmatory tailings characterization and internal filter and drainage zone compatibility testing, additional geotechnical investigation, refinement of the site-wide water balance, verification of geochemical source terms and water treatment requirements, and further development of emergency preparedness, monitoring, and construction planning. The cost to complete these recommendations is estimated at $1.0 million.

18.7	Waste rock management facilities

A segregated waste and low grade ore management facility will be constructed for the Toroparu pits located to the north and northeast of the three Toroparu pits, and a dedicated waste management facility will be constructed for the Sona Hill pit. The waste management facilities have a combined capacity of 661.9 Mt and the low grade stockpile will store 66.6 Mt of ore.

The facility locations were selected to minimize haulage distances and to accommodate infrastructure and surface water management. The facilities at the Toroparu pits also provide protection against extreme flood events.

The facilities were designed for long term stability and rehabilitation. Vertical expansion will be limited through controlled lift heights. The maximum height of the facilities are 80 m at Toroparu and 70 m at Sona Hill.

18.8	Water management

A site-wide stormwater management system will separate clean runoff from mine affected water and manage the high rainfall experienced at the Project. The design includes river management, river restoration, flood protection works, drainage channels, and water recycling and management facilities sized according to the applicable design criteria.

Contact runoff from the disturbed areas will be collected in perimeter drains and conveyed through silt removal facilities, sized for the one in ten year event, to a stormwater dam located south of the processing plant. The stormwater dam will be lined with an HDPE geomembrane and will contain the collected water for reuse or controlled release. Runoff collecting in the open pits will report to the pit sumps and be pumped to the stormwater dam while mining is active.

All of the open pits lie within the floodplains of the Puruni and Wynamu rivers, and the interaction between the rivers and the mine is the dominant stormwater risk for the Project. Flood protection levees designed for the one in 1,000 year flood, together with the elevated airstrip, will exclude Puruni River floods from the workings, and non-contact runoff will be directed to natural watercourses to prevent contamination.

Sections of the Wynamu and Puruni rivers affected by artisanal and small scale mining will be rehabilitated and re-established as free-flowing channels. The Wynamu River will be channeled around the main pit and the waste rock management facility through a 30 m wide channel supported by two supplementary canals. Two dimensional flood modelling confirms that the channel and levee system excludes both the one in 100 year and the one in 1,000 year floods from the bulk mining infrastructure, with erosion protection required at the constrictions formed by the levees, roads, and culvert crossings. Water quality prior to discharge to the environment will be managed through a combination of water recycling, source control, and operational management. Water recovered from the tailings management facility will be recycled to the process plant to the maximum extent practicable, with surplus water discharged through the return water dam. Sulphate and arsenic have been identified as the principal constituents of concern, with sulphate governing water quality during processing of saprolite ore. Mitigation measures comprise an 80% reduction of the dissolved sulphate load during the saprolite ore campaigns, the means of which will be confirmed by testwork in the next phase of study, management of the timing and location of discharges, blending with pit dewatering water, and if required, treatment prior to release. The requirement for treatment and final discharge criteria will be confirmed through further geochemical modelling and environmental risk assessment.

18.9	Utilities

The operation is expected to be water-positive, with the tailings management facility and return water dam supporting the majority of process water demand through internal water recovery and reuse. The Puruni River will serve as the primary source of potable water and will have a pontoon pump installed to supply raw water to the potable water treatment system.

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A water treatment facility will be located near the edge of the main processing plant terrace. A raw water dam will be constructed in this area to store intake water. Following treatment, potable water will be distributed to the Project facilities.

All sewage will be collected via buried sewer pipes and conveyed by gravity to a dedicated pump station. A modular sewage treatment facility will be installed on site to treat the wastewater, with sewage solids safely disposed at an approved location. Treated effluent will be discharged to the Puruni River in accordance with the applicable discharge criteria.

18.10	Power

18.10.1	Electrical power source

There is no nearby electrical utility grid to supply the Project. The estimated nominal power demand for the planned process plant is approximately 56 MW, which will be supplied by an onsite heavy fuel oil power plant with an installed capacity of 75 MW at 13.8kV. The plant will comprise eight generator sets, configured to provide sufficient generating capacity to meet the required load while allowing for the planned maintenance or unavailability of two generator sets due to equipment breakdowns or other operational requirements. Each generator will have a nominal rating of approximately 11.712 MVA, equivalent to approximately 9.37 MW at a power factor of 0.8. The eight generator sets will therefore provide a total installed generation capacity of approximately 75 MW. The generator sets will comprise four-stroke, V-type, W20V32, turbocharged and intercooled diesel engines.

The power plant will operate as an island power generation facility and will incorporate the necessary generation control, synchronization, protection, load-sharing, load-shedding, and electrical distribution systems required for reliable operation of the Project.

18.10.2	Electrical power fuel

The fuel system will manage the unloading, storage, treatment, and delivery of heavy fuel oil to the Project. Fuel deliveries will be made using fuel barges transporting large fuel quantities to the wharf at the Itaballi Peninsula, where the fuel will be offloaded to fuel storage tanks. At the wharf, fuel tankers with a nominal capacity of approximately 32,000 litres (32 cubic metres) will be loaded from a dedicated fuelling facility and will transport the fuel by road to support continuous power plant operation. At full load, the power plant is expected to consume approximately 228 cubic metres of fuel per day, subject to the actual operating load and engine performance. The required number and frequency of tanker deliveries will be determined based on actual fuel consumption, tanker capacity, and logistics requirements.

Under the terms of a letter agreement between Aris Toroparu and A&S dated November 1, 2013, the parties have an agreement to enter into a fuel transportation contract for the delivery of heavy fuel oil and diesel fuel from storage facilities to be located near Itaballi on the Mazaruni River or Pine Tree on the Cuyuni River to the Toroparu Project.

The site fuel storage system will comprise two main heavy fuel oil storage tanks, each with a nominal capacity of approximately 4,000 cubic metres. The combined usable fuel volume will be managed to provide approximately 30 days of fuel storage.

The fuel system will include the necessary fuel unloading facilities, transfer pumps, filtration, heating, settling and service tanks, fuel treatment equipment, and fuel forwarding systems required to ensure that the fuel supplied to the engines meets the engine manufacturer’s requirements.

18.10.3	Electrical power distribution

Electrical power generated by the power plant will be distributed at 13.8 kV to the main process plant 13.8 kV substation. From the main substation, power will be distributed to the various process area E-rooms via surface-run medium-voltage cables.

The E-rooms will be located within the main process plant areas and will provide local electrical distribution and control for the associated process facilities. Power distribution to remote facilities, including the tailings management facility, open pit mine, accommodation area, and main access gate, will be provided via overhead power lines where appropriate.

The primary electrical distribution system will be designed to provide a reliable and maintainable supply to the process plant while allowing for equipment isolation, operational flexibility, maintenance, and future expansion where required.

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Medium-voltage power will be distributed to the E-rooms at 13.8 kV. Step-down transformers located within the E-rooms will transform the voltage to 480 V for the supply of low-voltage equipment. Where required, 13.8 kV to 4.16 kV transformers will be provided for the supply of medium-voltage motors and associated equipment operating at 4.16 kV.

Transformers will be sized according to the connected load, maximum demand, starting requirements, future expansion requirements, and the required redundancy philosophy for the respective process area.

Medium-voltage equipment will generally be supplied at 13.8 kV. Motors rated above 355 kW will generally be supplied at 4.16 kV, while low-voltage equipment will be supplied at 480 V. The principal power users will comprise medium-voltage motors and variable speed drives, low-voltage motors and equipment, motor control centres, pumps, agitators, compressors, conveyors, process equipment, HVAC systems, lighting and small-power systems, instrumentation and control systems, and other electrical auxiliary equipment.

18.10.4	Electrical rooms

E-rooms will be provided throughout the process plant to house the electrical distribution and control equipment associated with the respective process areas.

The equipment installed within the E-rooms will generally comprise 13.8 kV medium-voltage switchgear, 4.16 kV medium-voltage switchgear and motor starters where required, medium-voltage VSDs, 13.8 kV/4.16 kV transformers where required, 13.8 kV/480 V step-down transformers, 480 V low-voltage switchboards and MCCs, auxiliary distribution boards, PLC and remote I/O equipment, network and communication equipment, HVAC systems, fire detection and protection systems, small-power distribution boards, and security and monitoring equipment, including cameras where required.

Every major process area will be provided with a PLC-based control system. The E-rooms will be designed to provide a controlled environment suitable for the operation and maintenance of the electrical, instrumentation, control, and communication equipment.

The E-rooms will be suitably segregated and arranged to provide safe access for operation and maintenance while minimizing the risk of electrical faults, environmental conditions, and equipment failures affecting other systems.

18.11	Control systems

18.11.1	Process control philosophy

The process plant control system will provide centralized monitoring and control of the process facilities while maintaining distributed control capability at the individual process areas. The control system architecture will be based on distributed PLC systems located in the process area E-rooms, with supervisory control and monitoring provided through a central SCADA/HMI system. The control system will provide automatic process control, equipment sequencing, interlocking, permissive control, alarm management, equipment status monitoring, process trending, historical data collection, operator control, and equipment diagnostics.

18.11.2	PLC and SCADA system

The process control system will be based on Siemens S7-1500 programmable logic controllers (PLCs). Each major process area will be equipped with a dedicated PLC system located within the associated E-room. The PLC systems will perform the local control, sequencing, interlocking, permissive, and equipment monitoring functions required for the respective process areas.

Communication between the PLC systems and field devices will primarily utilize industrial ethernet and PROFINET communications. Where required, interfaces to intelligent electrical equipment, variable speed drives, motor control equipment, and third-party packages will be provided using suitable industrial communication protocols.

The supervisory control and data acquisition (SCADA) system will be based on the Ignition platform and will provide a central operator interface for monitoring and controlling the process plant. The SCADA system will provide graphical process displays, alarms, trends, equipment status, process values, historical data, and operator control functions.

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18.11.3	Network

The process control and automation network will be based on an industrial ethernet architecture designed to provide reliable communication between the process area PLCs, SCADA servers, operator stations, remote I/O systems, variable speed drives, intelligent electrical equipment, and other networked devices. The control network will utilize managed industrial network switches and appropriate network redundancy and segmentation where required by the system architecture. The process control network will be segregated from corporate and external networks through suitable network security infrastructure. Access to the control system from external networks will be controlled and restricted to authorized personnel and approved maintenance activities.

18.12	On site roads

The site road network will comprise pit access roads and haul roads serving all the open pits. These roads have been designed to safely accommodate the movement of large mining equipment, haul trucks, light vehicles, and support vehicles throughout the life of the operation.

The primary haul roads will have a design width of 27 m, incorporating a 3% crossfall to promote effective surface drainage and maintain road integrity during periods of heavy rainfall. The overall road width includes the provision of safety berms on both sides of the carriageway to protect vehicles and personnel operating within the mining area. Additional road features will include shoulders, safety clearances, and drainage ditches on both sides of the roadway to facilitate efficient stormwater management and minimize the impact of surface runoff on road performance.

Roadside drainage systems will be integrated with the site’s broader water management infrastructure, directing runoff to designated cut-off drains and sediment control structures before discharge into natural watercourses where appropriate. This approach will assist in reducing erosion, maintaining road accessibility, and protecting surrounding environmental resources.

Dedicated service roads will provide year-round access to the tailings management facility for construction, operations, inspections, and maintenance activities. The service roads run along the eastern and western slurry pipeline corridors between the slurry pump station and the facility, each comprising a 16.5 m wide gravel formation providing dual carriageway access, cambered at 2% with earth lined V-drains along both sides and a compacted berm separating the road from the pipeline corridor. The layer works comprise a 300 mm gravel wearing course over a 600 mm rockfill sub-base.

In addition to providing vehicle access, this corridor will serve as a key infrastructure route for the Project. The road reserve will accommodate the tailings and water pipeline systems connecting the processing plant and tailings management facility, while also supporting the installation of overhead power lines and other utility services required for the operation of remote site infrastructure. The integration of transport, utility, and pipeline infrastructure within a common corridor will optimize land use, simplify maintenance access, and improve the overall efficiency of site operations.

18.13	Off site logistics

Offsite infrastructure includes the Project access road and wharf facilities at the Itaballi Peninsula. Inbound equipment, materials, and supplies may be transported via road from Georgetown or by barge to the wharf and then transloaded onto trucks for road transport to the Project.

The primary access route to the Project begins at Camp 4 and extends to the Project. This road is approximately 30 km long and in good condition and will be upgraded by widening to approximately 10 m to allow for dual lanes to accommodate increased traffic. Road construction activities will be scheduled as part of routine road maintenance, utilizing borrow pit and waste rock material as they become available during construction. It is anticipated that the maintenance and widening work will be ongoing throughout the life of the mine due to the annual impacts of heavy rainfall and heavy truck traffic volume.

From Camp 4, the main road continues to Georgetown via the Puruni road. The section from Itaballi to Puruni has been largely rehabilitated, with regular maintenance by Aris Toroparu ongoing to ensure reliability. The remaining segment from Puruni to Toroparu, a distance of approximately 105 km, has been largely rehabilitated but heavy rainfall will impact the road’s condition and will require periodic maintenance.

All roads will continue to be maintained during the mine’s operational life.

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The proposed wharf facilities are located on the Itaballi Peninsula. The wharf operation is planned to support the mine construction and operation, specifically for the transportation of equipment, materials, and supplies. The wharf will also function as a transshipment point for import and export goods. Supplies may be delivered by road from Georgetown or by barge from Georgetown Harbour to the wharf and subsequent road transportation to the Project by truck. Trucks from the Project will return with copper concentrate to the wharf and for both roll-on/roll-off, or crane loading on barges destined for Georgetown.

The proposed wharf facility will include wharf loading and discharge areas, forklifts, reach stackers, cranes, logistics, truck maintenance, container and equipment laydown areas, fuel storage and fuelling facilities, and power generation and related utilities. The wharf facility will accommodate ocean going barges to transfer cargo between Georgetown and the wharf via the Essequibo, Mazaruni, and Cuyuni rivers.

18.14	Recommendations

The recommendations for the future tailings management facility engineering programmes are framed against the Global Industry Standard on Tailings Management (GISTM) requirements.

•	Complete the tailings laboratory testing campaign and incorporate the results into the design basis;
•	Undertake the full critical state testwork on representative fresh and saprolite tailings, including drained and undrained strength behaviour, geochemistry, and rheology;
•	Obtain site specific gradings of the cyclone underflow, the tailings, and the trial internal filter products; confirm the filter design against them and undertake dispersivity testing of the fine materials;
•	Complete filter production trials from the cyclone and the quarry, and re-test the rheology so that the breach model inputs remain valid;
•	Undertake a design level geotechnical investigation, including borehole drilling, to confirm the residual soil parameters and the bedrock profile, extended to the western saddle embankments and the levee alignments, culvert locations, and channel routes of the stormwater works;
•	Advance the stability assessment to nonlinear deformation analyses addressing static and dynamic liquefaction triggering;
•	Assess the effect of the predicted 400 to 800 mm foundation settlement on the embankment drainage system and allow additional rockfill volumes to compensate;
•	Update the dynamic site wide water balance once the pit schedule, final mine plan, and pumping capacities are confirmed, supported by strengthened hydrological, rainfall, and water level monitoring;
•	Confirm and refine the return water dam freeboard allowance, and measure the sediment load reporting to the dam during operation;
•	Verify the geochemical source terms with representative tailings and waste samples;
•	Confirm by testwork the means of achieving the 80% reduction of the dissolved sulphate load during the saprolite ore campaigns, and the acceptability of routine discharge from the return water dam, supported by a risk and cost benefit analysis of the discharge management options and the modular arsenic treatment provision;
•	Extend the mass balance to nitrate and cyanide, and undertake an ecological and human health risk assessment, including the potential bioaccumulation of lead, to confirm the applicable water quality limits and demonstrate that they can be met;
•	Undertake an environmental assessment of the dam break zone of influence to substantiate the environmental consequence classification;
•	Update the design basis report, including a failure modes and effects analysis feeding the critical controls and the trigger action response framework;
•	Maintain and update the interdisciplinary knowledge base, as required by Principle 2 of the GISTM;
•	Review the site selection, the dam break assessment, and the consequence classification at each study phase and on any material change to the facility or the downstream area;
•	Confirm the selected rockfill rate against quarry production costing, and plan material processing and stockpiling ahead of each raise window;
•	Confirm the service road layer works and material specification with detailed geotechnical testing; and
•	Prepare updates to the Environmental Management Plan and the Social Management Plan, including the Free, Prior and Informed Consent framework, in parallel with the work undertaken under the environmental and social workstream.

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The GISTM assigns the following dam safety management deliverables to the detailed design phase. These should be scheduled, budgeted, and in place before construction:

•	External review of the design by an Independent Tailings Review Board (ITRB) or a senior independent technical reviewer;
•	The formal appointments, including the Accountable Executive, the Responsible Tailings Facility Engineer, and the Engineer of Record, with qualifications and experience matched to the Very High consequence classification, together with succession plans for each appointee;
•	An Operation, Maintenance and Surveillance (OMS) manual incorporating the Trigger Action Response Plan;
•	The Emergency Preparedness and Response Plan required for a Very High consequence facility;
•	Implementation of the engineering monitoring system and a performance based tailings management system covering the tailings management facility and the return water dam;
•	A QA/QC programme for construction, a formal change management system, and a Deviance Accountability Report; and
•	A detailed risk assessment, a training programme for all personnel involved in tailings management, and a system for the public disclosure of information about the facility.

The following work is recommended for the Project construction phase:

•	Implement a Construction versus Design Intent Verification programme and prepare a Construction Records Report as the as-built record of each stage.

The total cost to complete the recommended work is estimated at $1.0 million.

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19	Market studies and contracts

19.1	Market studies

Current indicative commercial terms were obtained from a market participant for the type of precious metals rich copper concentrates that will be produced at the Project.

The gold and silver contained in the doré produced at the Project are expected to be sold to international refineries under standard sales agreements. There are numerous refineries capable of processing doré, resulting in a highly competitive market that is expected to provide favourable refining terms and logistics options for the Project. Gold and silver are freely traded commodities with a broad and diverse global market.

19.1.1	Indicative commercial terms for the copper concentrates

The copper concentrates are expected to have a grade of approximately 18% copper, which is below the typical copper content of global traded seaborne concentrates (approximately 22 to 30% Cu). The concentrate is also expected to have a gold grade of approximately 201 g/t and a silver grade of approximately 236 g/t. These grades are considered commercially acceptable for marketing as a gold-bearing concentrate, particularly at Chinese smelters, which have strong demand for precious metals rich copper concentrates.

Concentrate characterization testwork in 2026 included a full elemental analysis to identify and quantify potential deleterious elements that could affect concentrate marketability or attract smelter penalties. The results indicate that concentrations of deleterious elements are below typical penalty thresholds, with the exception of fluorine, and no material concentrate penalties are expected. The concentrate sales assumptions include a fluorine penalty of $2.50/dmt for every 100 ppm that fluorine exceeds 500 ppm up to 1000 ppm (penalty of $12.50/dmt).

No other specific impurity penalties have been assumed based on the current indicative commercial terms, although off-specification concentrate may be subject to additional discounts or revised terms.

The marketing terms assumed for the economic analysis are:

•	Gold - payability of 97.75 % for concentrate grades from 60 g/t to less than 80 g/t, increasing to payability of 98.00% for concentrate grades from 80 g/t to less than 150 g/t, increasing to payability of 98.25% for concentrate grades from 150 g/t to less than 250 g/t, increasing to 98.5% at grades of 250 g/t Au or higher; refining charges estimated at $5.00 per ounce.
•	Copper – payability of 96.5%, with a minimum deduction of 1.1% Cu for concentrate grades from 16% to less than 18%, and minimum deductions of 1.0% for grades from 18% to less than 32%. Refining charges are based on the applicable annual benchmark less $0.05 per pound of copper.
•	Silver – payability of 90.0% where concentrate grade is at least 30 g/t; refining charges estimated at $0.4 per ounce.

The assumed treatment charge is based on applicable long-term benchmark charges less $50 per dry metric tonne of concentrate.

19.2	Contracts

Aside from the contracts described below, there are no other material contracts required for the development of the Project that are currently in place or under negotiation. It is expected that Aris Mining will negotiate and enter into contracts in the normal course that would be typical of a mining project similar to the Project, including for contractor mining, contracts for specialized workers, consumables, engineering and construction, and refining and transportation.

19.2.1	The Consulting Agreement

A Consulting Agreement between Aris Toroparu and A&S was executed on November 1, 2013, and survived the exercise by Aris Toroparu of the option under the A&R JVA as described above (the Consulting Agreement). Pursuant to the Consulting Agreement, A&S is to be paid, commencing on the first anniversary of the Project generating sufficient cash flow to recover the capital invested in development and construction, plus associated financing costs, eight annual payments of a minimum of $1.0 million adjusted upwards in accordance with the indexing formula set out in the Consulting Agreement (to a

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maximum of $2.0 million), followed by five extended payments of a maximum of $1.0 million (provided the daily price of gold averaged over a twelve-month period or a calendar month period, as applicable, exceeds $1,750 per ounce) subject to downward indexation based on a formula set out in the Consulting Agreement. Using the base case gold price of $3,600 per ounce applied in this study, the aggregate amount payable to A&S under the Consulting Agreement is estimated at $21 million.

19.2.2	Fuel Delivery Contract

Under the terms of a letter agreement between Aris Toroparu and A&S dated November 1, 2013, the parties have an agreement to enter into a fuel transportation contract for the delivery of heavy fuel oil and diesel fuel from storage facilities to be located near Itaballi on the Mazaruni River or Pine Tree on the Cuyuni River to the Toroparu Project.

The contract is intended to remain in effect for the life of the mine, commencing upon the start of mine construction and terminating upon the permanent cessation of mining operations. Under the agreement, A&S is entitled to a transportation fee based on the estimated fuel transportation cost per gallon as established in a final feasibility report, plus a margin of 32%. The definitive contract will include a cost escalation provision to account for fluctuations in fuel costs.

Fuel transportation costs for the Project have been estimated on an owner-operated basis using a bottom-up cost model for the transportation of diesel and heavy fuel oil from the river wharf to the Project site, over an estimated distance of approximately 234 km.

The estimate incorporates fleet fuel consumption, operator labour, equipment maintenance, fuel heating and temperature control, tanker cleaning, insurance and GPS monitoring, waste and wash water disposal, personal protective equipment, and capital costs associated with 36,000 litre tanker trailers and related transportation equipment. Based on this assessment, an average transportation cost of $0.12 per gallon has been adopted for both diesel and heavy fuel oil in the PFS estimate.

19.2.3	The Toroparu PMPA

The Project is subject to the Toroparu PMPA, which provides that WPMI may elect to provide $138 million in construction funding following completion of a full development plan, in exchange for the right to purchase 10% of Toroparu’s gold production and 50% of its silver production at initial purchase prices of $400/oz and $3.90/oz, respectively, with both prices subject to escalation beginning on the fourth anniversary of commercial production.

19.3	Review and confirmation by the qualified person

The qualified person responsible for this section of this technical report has reviewed the indicative commercial terms provided in this section and confirms that the results support the assumptions in this technical report.

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20	Environmental studies, permitting, and social or community impact

20.1	Introduction and setting

The Project is located in the Cuyuni–Mazaruni Region (Region 7) of Guyana, within the Precambrian Guiana Shield. The Project is in the pre-construction phase and the area comprises a proposed open-pit mining area set in wider permit blocks connected to the Puruni Road which will serve as the main access and connects to the planned wharf facility on the Itaballi Peninsula. The proposed mine area is remote and is characterized by tropical rainforest, high annual rainfall, and limited existing infrastructure.

The proposed mine area and permit blocks lie within the upper Puruni River catchment. The Puruni River flows east before turning south near the informal community of Peter’s Mine (Puruni Landing), around 100 km downstream of the Project, and joins the Mazaruni River about 30 km further southeast. The Mazaruni then flows approximately 90 km northeast, where it is joined by the Cuyuni River just after Itaballi, and a further 8 km to its confluence with the Essequibo River. The Puruni River constitutes the primary surface water receptor for the Project.

The Project comprises a range of infrastructure elements with distinct environmental interactions, including the open pit mining areas and a process plant using gravity separation, flotation, and carbon in leach. The carbon in leach process uses sodium cyanide as a lixiviant prior to cyanide destruction, as well as acids. Other facilities include the waste rock and tailings management facilities, water management infrastructure (including a return water dam, process water and storm water retention ponds at the process plant, run-off management systems, and a managed creek), haul and access roads, accommodation camp, airstrip, fuel storage and power supply systems, and logistics infrastructure including the wharf. Each of these components represents a potential source of environmental interaction through land disturbance, emissions, water management, and waste generation, and is considered in the assessment of environmental impacts.

Vegetation within the Project area consists predominantly of tropical forest ecosystems, including mixed forest, swamp forest, and riparian (wetland) habitats. Previous studies identified fauna and flora consistent with the Guiana Shield, including species of conservation concern.

The Project is located in a sparsely populated region and the nearest settlements are the small Indigenous communities of Isseneru to the west and Kurupung to the south, both along and around the Mazaruni River. Amerindian communities also are present within the wider area of influence, and traditional land and resource use activities are present in the region. The nearest large settlement is at Peter’s Mine (Puruni Landing), 75 km to the southeast. Dwellings and very small communities are present along river corridors and access routes, the closest at around 22 km south of the Project, on the main Puruni Road.

The Project is in a region where widespread artisanal and small-scale mining has been conducted by third parties, including along the Puruni valley and the northern tributaries. These third-party activities continue to the present day, including in areas adjacent to, and inside, the Project footprint, especially focused on the main Puruni valley and around the area of the Toroparu deposit.

Artisanal and small-scale mining at the Project is typically small-scale, often informal or unauthorized, and conducted by individuals or small groups rather than large companies. These activities have been ongoing for over a century in the area, intensifying in the late 1990s and early 2000s, and are characterized by methods such as hand tool digging, mechanical excavation using handheld or mobile plant, dredging, high-pressure water jets, pans and sluice boxes, metal detectors and manual extraction of gold. There is evidence for mercury having been used as an amalgam to trap fine gold particles, posing health and safety risks as well as environmental and ecological hazards. While some small scale mining activities are permitted, artisanal and small-scale mining is distinguished from industrial mining by its scale, lack of formal regulation, and the use of less advanced technology.

Artisanal and small-scale mining causes significant land degradation and vegetation loss, and whilst at the Project the impacts are spatially concentrated, they have resulted in a net decline in environmental quality across the Project because the changes can have broader ecological consequences: loss of habitat, reduced biodiversity, and altered ecosystem functions.

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The primary environmental and social studies for the Project include:

•	An ESIA completed in 2012 and approved by the EPA, covering mine construction, operation, and closure.
•	A revised EMP prepared in 2021 in support of amendments to the Environmental Permit, reflecting changes to mine layout, access routes, and supporting infrastructure.
•	Subsequent technical and monitoring studies undertaken to support mine planning, water management, tailings facility design, and regulatory compliance.
•	An Environmental Risk Assessment (ERA) of areas of the current design not previously covered, and a Cumulative Impact Assessment (CIA) of the wharf development on the Itaballi Peninsula, as supporting documents to an EMP amendment requested by the EPA and submitted in September 2026.

These studies provide baseline environmental and social data, impact identification, mitigation measures, and management and monitoring commitments applicable to the Project.

This PFS reflects an updated Project configuration relative to earlier studies. However, the broader environmental and social setting has not materially changed since completion of the 2012 ESIA, except for the negative impacts of artisanal and small-scale mining.

The existing ESIA (2012) and EMP (2021) remain applicable to the Project, subject to alignment of final Project design with existing environmental approvals (via an addendum to the EMP, submitted in September 2026) and implementation of permit amendments identified in the EMP, where Project changes fall outside the scope of previously approved activities.

No new environmental receptors or sensitive land uses have been identified as a result of the PFS design or in the ERA and CIA undertaken in 2026 as part of the preparation of the EMP addendum.

The principal environmental issues relevant to the PFS include:

•	Water management under high-rainfall conditions, including pit dewatering, flood protection, and controlled discharge;
•	Tailings and waste rock management, including long-term physical and chemical stability;
•	Protection of surface water quality in the Puruni River and affected tributaries;
•	Land disturbance and rehabilitation, including progressive and final closure measures;
•	Biodiversity management, including minimization of forest clearing and revegetation; and
•	Closure and post-closure performance of engineered structures.

These issues have been addressed in prior environmental studies and are incorporated into revised Project design and management plans as part of the PFS. The submitted EMP addendum accounts for relocation of certain project infrastructure elements in the current design, although these are almost entirely within the footprint of the facilities considered in the original 2012 project layout that was approved at the time.

20.2	Permitting requirements and status

The Project is subject to the environmental, mining, and land-use regulatory framework of Guyana, administered principally through the EPA and the GGMC. Project development, construction, operation, and closure are regulated under a combination of national legislation, regulations, and permit conditions.

The Project has been subject to formal environmental approval since 2012 with subsequent approved amendments reflecting changes in Project configuration and management approaches. This PFS has been prepared on the basis that the Project will be developed within this established regulatory framework and will obtain any required amendments or additional approvals prior to construction or implementation of materially revised activities.

20.2.1	Environmental legislation and regulation

Environmental management of the Project is governed primarily by the Environmental Protection Act of Guyana (the Act) and its associated regulations. The Act establishes the Environmental Protection Agency and mandates environmental authorization for projects with the potential to cause significant environmental or social effects.

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The 2012 ESIA was prepared in accordance with the Guyana EPA Environmental Impact Assessment Guidelines, Volume 3 – Mining (Version 1, August 2000) and was submitted to support issuance of an Environmental Permit for mine development and operation. That ESIA remains the foundational environmental authorization for the Project, subject to subsequent approved variations and renewals.

Subordinate regulations applicable to the Project include, but are not limited to:

•	Environmental Protection (Air Quality) Regulations
•	Environmental Protection (Water Quality) Regulations
•	Environmental Protection (Noise Management) Regulations
•	Environmental Protection (Hazardous Waste Management) Regulations
•	Environmental Protection (Authorizations) Regulations

These regulations govern emissions, effluent discharges, waste handling, monitoring, and reporting requirements applicable during construction, operation, and closure.

While the Project is regulated under Guyana law, the 2012 ESIA and the revised 2021 EMP documentation reference selected international guidelines (including World Bank / IFC Environmental, Health and Safety Guidelines and Mining Sector Guidelines) where national standards are absent or non-specific.

These international guidelines are applied as good practice benchmarks and do not replace national legal requirements. Compliance obligations remain defined by Guyana legislation and permit conditions.

20.2.2	Environmental authorizations and management plans

The Project received EPA approval of the ESIA in 2012, enabling mine construction and operation in accordance with approved designs and conditions. The approval included requirements for implementation of an EMP, monitoring programs, and reporting to the EPA.

In 2021, a revised EMP was prepared and submitted to the EPA to support permit variations, including:

•	Expansion of mining to satellite deposits;
•	Modification of access routes and logistics arrangements;
•	Updates to processing configuration; and
•	Revisions to water management, tailings management, and associated infrastructure.

The 2021 EMP builds upon the approved ESIA framework, as required by the EPA. An addendum to the EMP was submitted in September 2026 and accounts for relocation of certain infrastructure elements in the current PFS design, although these are almost entirely within the footprint of the facilities considered in the original 2012 project layout that was approved at the time.

The current environmental permit remains in force, but the required permit variation and any additional approvals must be obtained before implementing the revised Project activities.

20.2.3	Mining legislation and tenure

Mining activities at the Project are regulated under the Mining Act and administered by the GGMC. The Project comprises small-scale claims and medium-scale prospecting and mining permits held by registered Guyanese holders in trust exclusively for the benefit of Aris Toroparu under the joint venture agreements described in Section 4. The two outstanding prospecting licence applications submitted in February 2020 cover areas outside the proposed Project footprint and are not required for Project development or operation.

The Project has all the necessary permits and permissions required to conduct its current exploration work, medium-scale mining, gravity recovery of gold and other minerals and pre-construction activities. Upon issuance of the large-scale mining licence, Aris Toroparu will hold both legal and beneficial interests in the mineral rights covered by the licence and will be authorized to conduct large-scale mining, subject to the continuing rights of Alfro Alphonso under the A&R JVA and

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applicable regulatory requirements. This PFS has been prepared on the basis that the existing mineral tenure remains valid and that statutory requirements under the Mining Act will continue to be met.

20.2.4	Land use, access, and indigenous legislation

The regulatory framework includes legislation relevant to Amerindian communities, land administration, public health, and occupational safety. Land access, surface rights, and community considerations are governed by a combination of mining legislation, land administration processes, and sector-specific laws. Portions of Project access and logistics infrastructure traverse areas subject to forestry, riverine, and community land use. Indigenous community rights are governed principally through the Amerindian Act of 2006, which establishes governance of Amerindian village lands and consultation and consent requirements for certain mining related activities affecting titled Amerindian communities.

The 2012 ESIA and 2021 EMP documentation identified communities within the Project area of influence, primarily along 20 km west and south of the tailings management facility, along the Puruni Road, and at the wharf location options close to Itaballi, and established consultation, engagement, and management measures consistent with regulatory expectations.

This PFS assumes continued compliance with these requirements and recognises that community engagement and consultation remain ongoing regulatory obligations.

20.2.5	Permitting approvals and status

The initial environmental permit (Ref No. 20050201-ETKI0) was granted by the EPA based on the 2012 ESIA for the original extent of the Project, where most of the main elements (open pit, waste rock management facility, and processing plant) were located north of the Puruni River, and the tailings management facility was located to the south. The permit was renewed on October 15, 2024, and is currently valid until September 30, 2029. A completed Application Form for Renewal of Environmental Authorization must be submitted to the EPA no later than March 31, 2029.

In the Guyana mine permitting context, the EMP forms part of the binding approval framework for Project implementation, and approved updates are required for project variances. In 2021, a variance and revised EMP were submitted and approved for a revised mine plan that placed all the Project facilities north of the Puruni River except for the airstrip, relocated the main waste rock management facility (requiring management of the Wynamu Creek), and delineated two new satellite pits.

In December 2025, Aris Toroparu submitted a new application for variance to comply with Condition 1.1 of the current permit to accommodate new updates arising from the 2025 PEA and this PFS. The design in the 2025 PEA re-introduced the tailings management facility close to its 2012 location south of the Puruni River and has been refined in design to the current layout in this PFS. Other infrastructure relocated south of the Puruni River includes a new access road, a new location for the return water dam, explosive storage compound, the mine camp, and airstrip. Other new infrastructure considered in the variance is the wharf and logistics compound to be located on the Itaballi Peninsula, subject to further studies and land access agreements.

To support the December 2025 variance application, the EPA required supplemental studies to be submitted as an addendum to the 2021 EMP, comprising an Environmental Risk Assessment (ERA) for the relocated facilities south of the Puruni River; and a Cumulative Impact Assessment (CIA) for the wharf facility on the Itaballi Peninsula. These assessments concluded in July 2026 and the resulting additional environmental and social management and monitoring requirements have been captured in an EMP Addendum submitted to the EPA in September 2026. The required permit variation and any additional approvals must be obtained before implementation of the revised Project activities.

Project compliance thresholds and limits are defined principally by the 2012 ESIA, the 2021 revised EMP, the renewed Environmental Permit, and applicable Guyana legislation, including the Environmental Protection Act and Regulations, the Mining Act and Regulations, and other relevant statutory requirements. Where Guyana regulations or permit conditions do not specify applicable thresholds, the Environmental Permit requires the Project to incorporate the IFC World Bank Group Environmental, Health and Safety Guidelines for Mining and other applicable international good-practice measures into final facility and process design.

Aris Toroparu also holds an environmental permit for the Itaballi facilities, comprising the proposed fuel depot and wharf on the Mazaruni River and the Itaballi laydown support facility at Aremu Junction. This permit was granted by the EPA on December 13, 2023, and remains valid until October 31, 2028. Certain additional areas and lands required for the wharf has

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been included in the 2026 EMP Addendum.

Commercial scale mining in Guyana requires a large scale mining licence supported by a technical and economic feasibility study, detailed mine and processing plans, an environmental impact assessment, and an environmental management plan. A large scale mining licence is generally granted for 20 years, or for the life of mine where shorter, and may be renewed for periods of up to seven years, subject to continued compliance with licence conditions, annual rental obligations and other statutory requirements. In August 2026, Aris Toroparu applied to the GGMC for a large scale mining licence covering the Project footprint. The application remains under regulatory review with constructive engagement between Aris Toroparu and the Government of Guyana. Additional production approvals will also be required, including authorisations for cyanide use and for the transport, storage, handling and use of explosives.

Aris Toroparu will need to secure further authorizations to support operation of the power generation facilities, including modification of its existing fuel permits required for construction and operations, together with ancillary permits for the construction and operation phases of the Project, which are expected to be received when and as needed, in the ordinary course.

In July 2026, the Ministry of Natural Resources authorized Aris Toroparu to construct the Puruni Bridge at the Puruni river crossing on the road from Itaballi Landing to Toroparu. Once constructed and transferred to the Government of Guyana, the parties are expected to enter into the necessary ancillary agreements and arrangements as required to give Aris Toroparu unhindered and reasonable access to the Puruni Bridge and the road connecting Itaballi Landing to the Project.

The GGMC may require an applicant for the grant or renewal of a license to execute a bond satisfactory to the Commission for the performance and the observance of the conditions of the license upon grant or renewal.

This PFS has been prepared on the basis that:

•	The Project retains a valid Environmental Permit grounded in the 2012 ESIA and subsequent approved amendments;
•	The EMP framework, recently amended and submitted for approval, remains applicable to the updated Project configuration; and
•	Any material changes arising from any later designs will be addressed through permit variations or additional submissions to the EPA and other authorities, as required.

Other than the outstanding large scale mining license, environmental permit variation, and ancillary approvals described above, no other legal or regulatory impediments have been identified, based on the documents reviewed, that would preclude advancement of the Project to construction, provided statutory processes are followed and approvals are maintained.

20.3	Environmental baseline studies

Environmental baseline studies were completed primarily in support of the approved 2012 ESIA and subsequently relied upon and updated through the 2021 EMP and September 2026 addendum. These baseline studies characterized the physical environment (including climate, hydrology, surface water and groundwater quality, soils, geology, seismicity, air quality, noise, and flood risk), the biological environment (terrestrial and aquatic ecosystems, biodiversity surveys, and species of conservation concern), and the social environment (demographics, land use, livelihoods, health, infrastructure, and Indigenous communities) within the Project area of influence, including the footprint of the mine facilities, access roads, and river corridors. Baseline data were derived from multi-season field surveys, laboratory analyses, and community consultations conducted between 2007 and 2012, with continued monitoring and confirmation of baseline conditions incorporated into the 2021 EMP and the September 2026 EMP addendum to reflect design changes and ongoing regulatory compliance.

The baseline of the physical environment for the Project has been updated and supplemented by ongoing monitoring programs carried out for surface and groundwater over the last five years and biodiversity surveys in 2021 and 2022, as well as surveys of land and watercourse disturbance and vegetation impacts from artisanal and small-scale mining activities in the period of 2008 to 2026.

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The September 2026 addendum to the Revised EMP has identified two main additional baseline activities to be incorporated into ongoing water and biodiversity monitoring campaigns, as well as enhancement or commencement of planned environmental monitoring programs, as follows:

•	Additional biodiversity survey locations to assess terrestrial habitats, to include one at each of the new areas of the tailings management facility and the return water dam and one along each of the haul roads, in addition to the survey locations planned for the second half of 2026. The tailings management facility haul road survey location should ideally be placed at, or close to, where the explosive magazine is planned.
•	Additional biodiversity survey locations to assess aquatic habitats, to include one at each of the new areas of the tailings management facility and the return water dam, in addition to the survey locations planned for the second half of 2026.
•	Water monitoring locations have already increased to give additional coverage of the unnamed southern tributary of the Puruni River that hosts the tailings management facility and return water dam. Additional stream flow data from the same catchment has been identified as a requirement for improved site water balance models.
•	Air quality monitoring, anticipated in the 2021 revised EMP, should now commence.

20.4	Hydrogeological and hydrogeochemical studies

Hydrogeological and hydrogeochemical studies were updated in 2026 to characterize baseline groundwater conditions, predict pit dewatering requirements, and assess the potential effects of mine-affected water over the life of the Project. The program included aquifer characterization, numerical groundwater flow and dewatering modelling, mass transport modelling, a water baseline assessment, and development of a site-wide chemical mass load model. A hydrocensus was completed in November 2025, during which groundwater levels were measured and groundwater samples were collected to characterize pre-mining conditions and establish a baseline against which potential future mining-related effects can be assessed. The site-wide chemical mass load model was developed using the site-wide water balance and quantifies predicted water quality at downstream compliance points over the life of mine.

20.5	Physical environment

20.5.1	Climate and topography

The Project area is in a humid tropical climate characterised by high annual rainfall, consistently warm temperatures, and high relative humidity. Rainfall is strongly seasonal, with a pronounced long wet season typically between May and July and a drier period generally from February to April, with shorter transitional seasons in between. The Project footprint areas are around the east-flowing upper Puruni River valley at around 80 m above sea level that cuts through generally broad, flat-topped hills around 120 to 150 m. South of the river, north-west trending ridges are over 180 m above sea level and range up to 270 m. Tributaries of the Puruni are in moderately to steeply-sided valleys, especially around the ridges.

20.5.2	Geology and soils

The Project area is located on the Archean–Proterozoic Guiana Shield, dominated by rocks of the Barama–Mazaruni Supergroup, comprising metamorphosed sedimentary and volcanic sequences intruded by Trans-Amazonian granites, granodiorites, and diorites. The prominent ridges south of the Puruni valley are formed by the more erosion-resistant gabbro-norite intrusives and other ultramafics, especially in contrast to the deeply weathered granodiorite to the west of them. Mineralization occurs within a north-west striking shear zone through volcanic and metasedimentary units. The area is extensively weathered, with residual soil profiles locally exceeding 50 m in depth, although on some steep slopes, there are outcrops of variably weathered bedrock. Soils are predominantly thin organic topsoil over transported hillwash, overlying deep, acidic, low-fertility residual soils, including sandy clay loams and gravelly clays, with alluvial soils along river valleys and floodplain areas. In the planned mine area, almost all of the Puruni river valley floor, and the floors of its tributaries to the north, have been subject to intense historical and ongoing artisanal and small-scale mining of the alluvial and some residual soils, such that most of the soils of the valley floors are now highly disturbed reworked spoil.

20.5.3	Acid generating potential

Geochemical characterization studies undertaken by Klohn Crippen Berger between 2011 and 2013 assessed waste rock, low grade mineralization, and tailings at the Toroparu deposit, with additional work completed in 2018–2019 for the Sona Hill deposit. The majority of lithologies were found to be alkaline, with saprolite and transition zones ranging from slightly acidic to neutral and neutral to alkaline, respectively. Results indicate that, aside from limited acidity in saprolite, materials

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are predominantly not potentially acid generating, with carbonate buffering capacity reducing acid rock drainage risk. Tailings were similarly classified as non-acid generating and of negligible acid rock drainage risk.

However, elevated concentrations of several metals and metalloids (including silver, arsenic, chromium, copper, and selenium) were identified relative to crustal averages, indicating potential leaching under site conditions. Laboratory leach tests showed localized elevated releases of elements from saprolite and waste rock, and soluble constituents in tailings under controlled conditions, notably arsenic, cobalt, and sulphate. Cyanide from the leaching process will be eliminated in the cyanide destruction cell at the process plant, although it is anticipated that trace cyanide may persist in the tailing slurry discharge to the tailings management facility, that will be subject to attenuation by ultraviolet light during the day.

Detailed quantitative and predictive volumetric and chemical mass balance modelling work has been completed, and these models informed the tailings management facility, return water dam, and associated water management design and mitigations. Whilst concentrations of dissolved metals and salts in the supernatant pond on the tailings management facility can increase due to leaching and evaporation, they can also decrease by dilution from rainfall, attaching to sediment and settling, or reacting to form solids that settle. Tailings porewater can also migrate vertically out of the base of the facility into the underlying groundwater, and then laterally down the hydraulic gradient. Modelling indicates that attenuation by dilution and geochemical reactions will reduce concentrations along the groundwater pathway, especially for arsenic, and at the tailings management facility will be slowed by low soil permeability in the residual soils of the thick weathering profile.

20.5.4	Surface water

The Project area is entirely within the Puruni River catchment, with the mine site draining principally to the Puruni River and the main northern tributary in the locality, Wynamu Creek. South of the Puruni River, the tailings management facility and return water dam are in the short catchment of an unnamed tributary that is defined on two sides by the gabbro-norite ridges, and floored with low-lying granodiorite, that flows north into the Puruni River close to the processing plant area. The short, northern tributary of the Toroparu Creek flows past the Sona Hill deposit in the eastern end of the Project area.

The Puruni River flows east before turning south where the informal community of Peter’s Mine has developed, around 100 km downstream of the Project, before joining the Mazaruni River about 30 km further south-east. The Mazaruni River then flows approximately 90 km north-east where it is joined by the regional Cuyuni River just after Itaballi, and another 8 km to the confluence with the Essequibo River, a tidal estuarine river that enters the open Atlantic Ocean a further 70 km to the north.

The Project area is characterised by high rainfall, strong seasonality, and low-relief terrain, resulting in variable flows, extensive floodplain interaction, and rapid runoff response during wet seasons. Artisanal and small-scale mining has completely disrupted most of the natural channels and floodplains of the Puruni, Wynamu and Toroparu valleys, leaving behind a mosaic of abandoned flooded pits, waste soil heaps and berms through which new flow paths and channels have re-established as secondary forest recovers over post-mining landscapes. There is clear evidence of historical artisanal and small-scale mining across the Project area, up and downstream, although are virtually absent in the southern, unnamed tributary where the tailings management facility is located as the granodiorite is barren of gold.

Baseline studies indicate, where unaffected by run-off from artisanal and small-scale mining, surface waters have generally low dissolved solids and natural turbidity variability linked to rainfall. Surface water quality is affected by artisanal and small-scale mining during active mining and subsequent rainfall and flood events in the years that follow, characterised by elevated dissolved solids and turbidity. Quarterly monitoring since 2021 of surface water at initially six, and recently eight key points showed initial detections of mercury, used in artisanal and small-scale mining and a common marker of pollution, were present in the 1-2 µg/l range from samples of Puruni River water in two locations in May 2022 and May 2025, but have not otherwise been detected in levels above 1 µg/l.

The baseline monitoring and geochemical characterization has identified sulphate and arsenic as the two principal water quality constituents of concern. Sulphate is expected to be the primary consideration while saprolite ore is processed. Site-wide modelling predicts that sulphate concentrations decrease progressively downstream and over the mine life. Removal of approximately 80% of the sulphate at the process plant is being considered as a mitigation measure and substantially reduces the modelled frequency of downstream water-quality exceedances. Modelled arsenic concentrations remain below the applicable IFC effluent limit at discharge points, although additional management and monitoring measures are being evaluated.

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20.5.5	Groundwater

Baseline groundwater conditions developed in the 2012 ESIA have been supplemented with studies and monitoring for the 2021 EMP and subsequently in further studies, sampling campaigns to inform groundwater models, regular monitoring of key wells, and the 2026 geochemical and hydrogeological assessment.

Groundwater conditions at the Project are closely linked to the shallow, highly weathered tropical environment and the Project’s surface water systems. The good baseline groundwater quality is reflective of natural geochemical conditions, near-neutral pH with generally low dissolved solids and sulphate, and with arsenic, lead, and cobalt generally below detection. Studies indicate groundwater occurs predominantly within deep residual soil profiles and weathered bedrock, with generally shallow water tables at approximately 2 to 24 m below ground level with an average of about 10 m, but much shallower in low-lying and floodplain areas. Sampling campaigns demonstrate the potentiometric surface is a muted reflection of topography and so groundwater flow is typically within local catchments and is hydraulically connected to nearby streams and wetlands, rather than forming regionally extensive aquifers. As well as the catastrophic effects on natural watercourses and aquatic habitats, artisanal and small-scale mining has also disrupted shallow groundwater flow paths in the floodplains of the Puruni, Wynamu and Toroparu valleys, often leading to areas with lowered groundwater levels on valley sides, and raised groundwater levels in valley floors. No groundwater users have been identified within the Project area, and the principal receptors are the Puruni, Wynamu, and Toroparu rivers.

Groundwater modelling indicates that the Toroparu main pit will dominate the predicted groundwater abstraction, with average seepage of 8,660 cubic metres per day, with substantially higher inflows during extreme rainfall events. Dewatering and depressurization systems have been incorporated into the proposed mine water management strategy. The simulated 5 m drawdown footprints extend over approximately 150 to 1,290 ha per pit, with no groundwater users affected.

20.5.6	Noise

Baseline noise conditions at the Project were established for both the 2012 ESIA and 2021 EMP and were found to be typical of a remote, undeveloped tropical rainforest environment with very low ambient noise levels. Existing noise sources within the Project area are limited and intermittent, primarily associated with exploration and construction activities, artisanal and small-scale mining, and associated traffic. No permanent settlements or major industrial noise sources were identified within the immediate Project area. Assessments undertaken in support of the ESIA and EMP indicate that natural sounds dominate the acoustic environment, with noise levels largely controlled by weather, wildlife, and seasonal human activity.

20.5.7	Air quality

Like noise, air quality at the Project reflects a remote, minimally disturbed tropical rainforest setting, and there are very low background pollutant concentrations. Baseline studies undertaken in support of the ESIA and EMP indicate that ambient air quality is largely influenced by natural processes, including vegetation decay and seasonal rainfall, with consistently high humidity limiting dust generation to the driest part of the dry seasons. Anthropogenic sources are limited to intermittent exploration and construction activities, artisanal and small-scale mining, and associated traffic. Monitoring of fine and coarse particulate matter (PM₂.₅ and PM₁₀) during exploration recorded low concentrations, with natural variability driven primarily by weather conditions and regional dust events, rather than sustained industrial sources.

20.6	Biological environment

The baseline of the biological environment for the Project is largely contained in the 2012 ESIA that has been supplemented by biodiversity monitoring programs carried out for the 2021 EMP and in 2022. The next survey is planned for the second half of 2026 and once the construction phase commences, the biennial biodiversity survey period, required as a permit condition, will resume, having been formally paused in June 2025.

The main impact to habitats seen over the period since the Project began has been from artisanal and small-scale mining. The extent and impact of this at the Project has been assessed by drone and satellite surveys in 2026 across the concessions north of the Puruni River that found the total degraded area was 4.6 km² (4.2%) of 108.7 km² assessed, with activity and degradation concentrated in the mine footprint area, affecting 11.7 % of the footprint.

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20.6.1	Terrestrial ecology and habitats

Terrestrial ecology at Toroparu is dominated by intact tropical rainforest habitats typical of the Guiana Shield, including mixed lowland forest, swamp forest, and riparian vegetation along rivers and streams. Baseline studies undertaken for the ESIA and carried forward in the EMP recorded high species diversity, with flora and fauna assemblages characteristic of relatively undisturbed forest systems.

Biodiversity surveys undertaken for the Project over the last 20 years have identified mammals, birds, reptiles, amphibians, and invertebrates, including taxa currently classified as Vulnerable and Endangered at national or international levels, or on the Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES) / International Union for Conservation of Nature (IUCN) lists (e.g. for fauna, jaguar (Panthera onca), lowland tapir (Tapirus terrestris), giant anteater (Myrmecophaga tridactyla), and red and green macaw (Ara chloroptera). Flora present in the baselines include keystone species such as Morabukea (Mora gonggrijpii), soft wallaba (Eperua falcata) and common baromalli (Catostemma commune), all indicative of primary or old-growth lowland tropical forest and important for regulating microclimates, faunal shelter, and forest structure.

Riparian corridors and undisturbed forest blocks provide particularly important biodiversity refugia and ecosystem connectivity. These habitats support key ecological functions and are sensitive to land clearing, sedimentation, and hydrological change. As such, the widespread presence of third parties carrying out artisanal and small-scale mining, historically and currently in the floodplains of the Puruni, Wynamu and Toroparu valleys, has already degraded natural habitats and ecosystems, especially these key riparian corridors, extending in areas to their fringes where changes in groundwater levels have led to die-off of keystone tree species. Elsewhere, relatively undisturbed habitats within the Project area continue to provide important ecosystem services, and the current disturbance of these habitats is limited to where Project exploration and construction activities have taken place, and where third parties access artisanal and small-scale mining sites in the area.

Vegetation changes over time within the Project area were assessed in 2026 using Normalized Difference Vegetation Index (NDVI) analysis (used as a metric for quantifying the health and density of vegetation using satellite imagery from different dates). Following heavy degradation due to artisanal and small-scale mining in the 1990s, the period 2008–2015 showed strong vegetation recovery; 86.4% of area showed increasing NDVI, only 5.4% showed decreases. The period 2015–2024 saw a sharp reversal with only 16.5% showing increasing NDVI, while 64.5% experienced decreases. Overall, the 2008–2024 period has a net negative trend; 36.2% experienced decreasing NDVI, 30.3% showed increases. The most affected blocks are the Wynamu (largest area decrease) and Puruni South (largest proportional decrease), whilst the least affected was the Sona Hill North Puruni (lowest total decrease).

20.6.2	Aquatic ecology and habitats

Baseline surveys recorded flowing, forest-fed watercourses supporting diverse fish and macro-invertebrate communities typical of the Guiana Shield. Aquatic habitats were characterised by relatively good baseline condition, with structure and species assemblages driven by flow regime, substrate, and riparian cover. Aquatic species recorded in baselines included some on conservation registers, (e.g. electric eel Electrophorus electricus), and others noted for their relevance to habitat sensitivity, such as the haimara / wolf fish (Hoplias macrophthalmus), sandgriner patwa (Aequidens geayi) and the spectacled caiman (Caiman crocodilus).

Widespread artisanal and small-scale mining in the floodplains of the Puruni, Wynamu and Toroparu valleys has left a legacy of mosaics of flooded pits, poorly connected and of variable depth, where the original stream channel has been completely obliterated, resulting in poor quality, degraded artificial aquatic habitats. Historic and active artisanal and small-scale mining also causes localised disturbance and turbidity which puts pressure on downstream aquatic habitats.

20.6.3	Summary of Species of Conservation status

Despite recording high species richness, baseline environmental surveys undertaken for the Toroparu Project confirm the presence of only a limited number of faunal species recorded on authoritative international conservation registers, and only nine floral species.

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Six endemic birds along with four migrant birds (including Elanoides forficatus and Ictinia plumbea), were recorded. Two species of birds were identified in the surveys as globally Near Threatened or Vulnerable by the IUCN’s Red List: the harpy eagle (Harpia harpyja) and the ornate hawk (Spizaetus ornatus).

Eight species of mammals were identified in the surveys, recorded as globally Near Threatened, Vulnerable, or Endangered on the IUCN’s Red List: jaguar (Panthera onca), white-lipped peccary (Tayassu pecari), lowland tapir (Tapirus terrestris), giant anteater (Myrmecophaga tridactyla), the bearded saki (Chiropotes satanas) the margay (Leopardus wiedii), the neo-tropical otter (Lontra longicaudis) and the giant otter (Pteronura brasiliensis).

The yellow-footed tortoise is listed as Vulnerable but is widely distributed and abundant in Guyana and northern South America, as is the Groete Creek carrying frog (Stefania evansi), considered endemic to Guyana. The black caiman (Melanosuchus niger), a reptilian species, classified as Least Concern, was reported as present based on anecdotal evidence. Surveys also documented species identified under the CITES Appendix I, II and III. The majority of the species identified under CITES were birds.

Few of the plant species recorded in baseline surveys are identified as threatened or protected under international conservation registers, although several forest keystone species are commonly present. The floral species recorded and classified on the IUCN Red List of Near Threatened, Endangered or Vulnerable species, parakusan (Swartzia jenmanii), the orchid Diteilis nervosa, is listed as Endangered, and Eschweilera alata and Quiina indigofera are listed as rare plants under pressure from timber exploitation. Black yari yari (Guatteria procera) is listed as Vulnerable and although not listed, the Couratari guianensis is considered a highly vulnerable rainforest canopy tree. Bloodwood or corkwood (Pterocarpus officinalis) is listed as Near Threatened. Most of the species recorded within the concession are widespread throughout their ranges within the Guiana Shield and Amazonia.

20.7	Socio-economic and cultural baseline

20.7.1	Mine and road access

Due to the remote location of the Project, the socio-economic and cultural baseline in the Project area is limited in scope and detail. The 2012 ESIA describes the Project area as remote and sparsely populated, with no permanent settlements or indigenous populations within the mine footprint or the immediate locality. The nearest settlements are small indigenous communities, such as Isseneru, centred around landings on the Mazaruni River about 40 km west of the tailings management facility but dispersed over about 400 square kilometres, and the Kurupung community along the Kurupung River valley that extends 70 km south of the Project, with a landing at the western end of the Puruni-Itaballi road, about 22 km southwest of the Project. Social surveys in 2008 identified concerns from the Isseneru community and others in Oranapai and Serinamu, that traditional hunting and fishing areas vary based on seasonal changes hence; residents may travel as far as the Project areas for game and fish. Amerindian communities are also present within the wider area, and traditional land- and resource-use activities are present in the region.

Individual dwellings and rare clustered dwellings are present along river corridors and access routes, the closest at around 22 km south of the mine, on the main Puruni road. These roadside dwellings are highly dispersed and infrequent in the west where the entrance-gate to the Project is, and grow in frequency and size to the east, especially around Peter’s Mine, and close to Itaballi. These comprise temporary and permanent dwellings for people engaged in a range of activities, but mostly working in artisanal and small-scale mining, as well as commercial enterprises (e.g. small supply stores) and exploiting forest resources. The nearest large settlement is at Peter’s Mine (Puruni Landing), a diverse, mobile and multi-ethnic community, 75 km to the south-east. The Puruni road continues east to the small river settlement of Itaballi, close to where the wharf facility is to be located.

Land use at the Project is characterized as remote forested concession land, as well as widespread artisanal and small-scale mining. The 2012 ESIA documents that livelihoods are limited and largely indirect, comprising regional artisanal and small-scale mining activity, exploration-related, and informal resource use within the wider hinterland.

There is limited regional economic activity beyond artisanal and small-scale mining, logging, mine development, and exploration. The 2012 baseline provides a high-level context on employment, regional benefits, and land use, with socio economic survey data and cultural heritage information principally drawn from the original assessment. The 2021 EMP uses this baseline as the primary reference for socio economic and cultural heritage context.

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The 2012 ESIA reports no identified cultural heritage sites or traditional land uses within the mine footprint, although no systematic cultural heritage surveys or intangible heritage assessments are described.

20.7.2	Itaballi Peninsula and proposed wharf facility

The primary communities in the social area of influence for the proposed wharf facility development centre on the riverine community of Itaballi Landing and its surrounding settlements including the Amerindian communities of Batavia and Kartabo. Itaballi serves as a crucial transit hub and staging area for logging and mining operations expanding deeper into the Cuyuni-Mazaruni hinterlands. The population is highly dynamic and consists of permanent multi-ethnic residents, Amerindian lands, and a shifting, transient workforce of miners, loggers, and commercial traders. This demographic baseline is highly responsive to regional resource extraction patterns, with potential for jobseekers and labourers as other projects scale up in the immediate vicinity. Surveys demonstrate that most men in Region 7 are employed in the mining sector, including both formal and informal mining, and usually work in remote forest or river locations for lengthy periods of three months to one year, on average.

Economic activities on the Itaballi Peninsula are heavily anchored around the provision of services, logistics, and personnel into the small-scale alluvial and artisanal gold mining, logging and quarrying concessions, riverine transport services, aquaculture, and evolving tourism activities. The waterfront area of Itaballi operates as a small but dense economic zone lined with commercial shops, equipment suppliers, guesthouses, and bars. Local agricultural production is largely limited to subsistence farming, with certain resident groups relying heavily on cassava cultivation (farine) for food security. Additionally, nearby forest ecosystems provide provisioning ecosystem services, with residents utilizing local creeks for domestic bathing, harvesting bush medicine, and collecting wild resources. Industrial riverfront land use is already established in the area through existing logistics camps and timber and ore handling terminals.

Educational and civic needs are supported by the Itaballi Primary School and the community centre, while basic local medical services are provided via a regional health post. Major community health and safety issues include increased vulnerabilities to vector-borne diseases, predominantly malaria, driven by areas of standing water. In addition, in recent years there have been more wildlife sightings and human-wildlife encounters with residents. Physical access remains a critical constraint; the local transportation relies heavily on water and trail transport to the regional capital of Bartica and along the unpaved Itaballi-Puruni trail.

The Itaballi community is sensitive to logistical transport pressures. Prior data estimates from the Oko West Project indicate that construction phases for nearby industrial concessions mobilize equipment and supplier transport from Georgetown directly through regional landing terminals, generating approximately 20 to 30 tractor-trailer loads per day. This use of the area by heavy haulage machinery and equipment introduces continuous traffic risks, elevated unmitigated ambient noise and air quality impacts, and safety hazards to the local population. Furthermore, historical interactions between the community and large-scale mining entities have created a complex stakeholder environment; local residents and the Community Development Council scrutinize corporate social responsibility programs and infrastructure commitments against the physical impacts of industrial operations on their community’s safety margins and local road usage.

There are no formally identified or documented cultural heritage sites within the Itaballi Peninsula. The closest cultural heritage landmark is the Fort Kyk-Over-Al national monument, located just south of the confluence of the Cuyuni and Mazaruni rivers, approximately 300 m offshore. Amerindian communities located at Batavia engage in traditional river use and have cultural practices tied to the land and waterways.

20.8	Environmental impact assessment summary

Impacts have been assessed in the 2012 ESIA and 2021 EMP, to a methodology referencing Guyanese regulatory requirements and guided by IFC WB EHS Guidelines for the Mining Sector (2007). The recent ERA and CIA produced to develop an addendum to the 2021 EMP have revised and reconsidered impacts at the new areas of the mine footprint and on the Itaballi Peninsula where the Project wharf options are located.

Environmental impacts at Toroparu arise from defined source–pathway–receptor relationships associated with Project activities. Primary sources of impact include land disturbance, mineral waste disposal, material handling, water management systems, and emissions from mobile and fixed plant. Pathways include surface runoff, groundwater flow, atmospheric dispersion, and direct land occupation. Receptors comprise surface water bodies, groundwater systems, terrestrial and aquatic ecosystems, and, at a regional scale, downstream users and communities.

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20.8.1	Water management and risks

Conditions at the site are strongly influenced by seasonal and extreme rainfall events, requiring design consideration of high intensity storm conditions. Surface water management infrastructure, including channels and containment facilities, has been conceptually designed to accommodate extreme runoff events, with rapid response to rainfall and potential flood conditions identified as a key design requirement. The interaction between rainfall intensity, catchment response, and engineered drainage systems is therefore a critical factor in managing flood risk and maintaining site water balance.

The Project water management system is designed to segregate contact and noncontact water and to control flows through the site. Contact water, including runoff from disturbed areas and process water, will be collected and routed to containment systems such as the process water retention dam at the processing plant, the tailings management facility pond and return water dam for reuse or controlled discharge. Noncontact water will be diverted around operational areas using surface water channels that at the process plant is attenuated in the storm water dam.

Water balance modelling of the current design indicates that the site has a strongly positive climatic water balance, and frequent discharge of excess water from the return water dam is an inherent feature of the system rather than an occasional event. Dynamic stochastic modelling shows that in typical conditions the return water dam discharges to the environment via the spillway on about one in three days over the year. Spillway discharge quality has been predicted using a chemical mass load model, which indicates that arsenic and sulphate are the only compounds of concern. Modelled arsenic peaks do not exceed the International Finance Corporation effluent limit of 0.1 mg per litre, although the discharge at these times may exceed the much more stringent toxicological quality standards for fish deemed the most sensitive receptor; of 0.01 mg per litre, 2% of the time at the point of discharge, but not when the flow joins the main tributary that flows on to the Puruni River. Further testwork will confirm whether the use of different chemical compounds added to the tailings can immobilize sulphates and arsenic. If this is not possible, a water treatment plant will be designed to remove at least 80% of the sulphate to mitigate discharges that would exceed an aquatic standard of 250 mg per litre such that they drop from exceedance on 36% of discharge days to 1%, again, only at the point of discharge.

The geochemical source terms must be verified with representative samples of the actual tailings and waste material. A provision has been planned and budgeted for a modular discharge water treatment plant, should sampling during early operation prove it necessary.

20.8.2	Other key construction phase impacts

Construction of the Project is expected to result in a range of short- to medium-term environmental impacts that could be material if not adequately managed. These include vegetation and topsoil clearance and habitat disturbance within the defined footprint; peripheral soil disturbance, erosion, and increased sediment loads in nearby watercourses; temporary impacts on surface-water drainage associated with earthworks and water management structures; and localized noise, dust, and traffic effects from construction activities. The ESIA concludes that, with implementation of the prescribed controls in the EMP, monitoring, and adaptive management measures, construction-phase impacts should remain manageable and reversible, although effective supervision and maintenance of mitigation measures is critical.

20.8.3	Other key operational phase impacts

Operational activities at the Project give rise to potentially significant environmental impacts if not effectively managed. These include sustained disturbance of land and natural habitats associated with open pit mining, waste rock and tailings storage; risks to surface water and groundwater quality from pit dewatering, contact water, and tailings management; generation of operational noise, dust, and emissions; and long-term risks related to waste containment stability. The ESIA concludes that, with implementation of the EMP controls (as amended in 2021 and September 2026), monitoring, and contingency measures, these impacts are expected to be controlled to acceptable levels, although ongoing management and regulatory oversight remain critical.

Operational activities generate emissions and noise from a range of sources, including ore processing facilities, mobile equipment, blasting, and haulage. These sources contribute to dust, particulate emissions, and noise levels that may affect local environmental conditions. The magnitude and extent of these impacts are influenced by operational intensity, meteorological conditions, and proximity to receptors, and are managed through established operational controls and monitoring programs.

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20.8.4	Closure phase impacts

The ESIA states that closure and decommissioning of the Project would be associated with potential long term environmental risks such as residual landform instability associated with pits, waste rock and tailings management facilities; long term surface water and groundwater quality risks; and challenges associated with vegetation re establishment and erosion control in a high rainfall tropical environment. The ESIA and EMP recognise the need for progressive reclamation, drainage control, and post closure monitoring to reduce these risks; however, effective closure outcomes remain dependent on detailed design, effective cycles of mine closure planning, long term management commitments, and regulatory oversight at the time of mine closure.

20.8.5	Cumulative impacts

The 2012 ESIA recognises the potential for cumulative effects where Project activities interact with other mining operations in Region 7, particularly artisanal and small-scale mining, through shared pressures on land disturbance, water quality, hydrology, and regional resources. The assessment notes that cumulative impact evaluation is constrained by limited regional baseline data and is therefore largely qualitative.

Cumulative impacts are driven by the interaction of multiple stressors over time and space, including land disturbance, hydrological alteration, and water quality changes associated with both the Project and existing regional activities, particularly artisanal and small-scale mining. Key receptors of concern include surface water systems, aquatic ecosystems, floodplain habitats, and downstream users. These impacts may be additive or, in certain cases, synergistic, where combined effects exceed the sum of individual impacts.

The CIA for the wharf options at the Itaballi Peninsula identified road and river traffic and transport (high priority), biodiversity and social (both medium priority), and these required further mitigation and management. Cumulative impacts to soils and geology, water quality, noise and vibration, and air quality were assessed as low priority, and no further actions are required to mitigate potential adverse cumulative impacts beyond the Project’s existing mitigation measures.

20.8.6	Residual effects

The key residual effects, after mitigation, are identified as:

•	Permanent loss and fragmentation of natural habitat within the mined footprint, despite minimisation and rehabilitation measures.
•	Residual risks to surface-water quality and hydrology, with potential effects on aquatic ecology, particularly downstream of the return water dam, managed but not eliminated through water controls.
•	Long-term landform and waste containment risks associated with tailings and waste rock management facilities.
•	Localized visual and landscape change persisting post-closure.

Overall, residual effects are assessed as acceptable with ongoing management and monitoring and the planned mitigation measures.

20.9	Mitigation measures and environmental management

The Project incorporates design-level mitigation to minimise environmental impacts. Mine infrastructure is sited to concentrate disturbance within a defined footprint and avoid unnecessary land clearance, with most of the footprint (apart from the tailings management facility, return water dam, and camp) located on, or adjacent to, areas already severely degraded by historical artisanal and small-scale mining. Tailings and waste management facilities are located and engineered to meet regulatory design requirements, including provision for stability and containment. Water management is central to the design, incorporating runoff management, pit dewatering systems, and controlled discharge structures to manage high rainfall conditions and reduce sediment and water quality impacts.

In addition to mine waste streams, the Project generates other material types, including domestic waste, construction waste, and hazardous materials such as used lubricants, and process reagents. These materials will be managed through controlled storage, transport, and disposal systems in accordance with applicable regulatory requirements and detailed in the 2021 EMP. Measures are implemented to prevent accidental releases, including primary and secondary containment

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systems, spill response procedures, and controlled handling practices, to minimise risks to soil, water, and ecological receptors.

20.9.1	Tailings management facility

The design of the tailings management facility aligns with GISTM, the Canadian Dam Association guidelines, and the requirements of the environmental permits. The principal environmental protection measures are in the facility design, featuring a six stage downstream raise located in an enclosed catchment above the one in 1,000 year flood line and designed for a one in 10,000 year inflow scenario, and seismic design levels up to the one in 10,000 year event. The design criteria were driven by the dam break breach analysis models that concluded a very high consequence classification under the GISTM approach, primarily driven by the assumed presence of critical habitats and endangered species in the inundation zone.

Seepage control at the dam is by a 1.5 mm high density polyethylene geomembrane on the upstream face of the low permeability core, the core itself, and a curtain drain upstream of the liner. The catchment hosting the tailings management facility is underlain by low permeability residual soils, confirmed by in-situ permeability testing, which serve as a natural barrier against seepage to groundwater and have a high capacity to absorb dissolved metals, such as arsenic, from migrating groundwater.

20.9.2	Waste rock management facility

To mitigate future geotechnical and geochemical risks, the waste rock management facilities will place competent rock preferentially beneath valleys and drainage pathways to improve long-term drainage performance, and channels and collection ditches will be constructed to manage runoff, reduce erosion, control sediment transport, and divert metal-bearing water. Waste saprolite will be encapsulated within the interior of waste rock piles during operations to improve stability and minimize acid rock drainage potential, whilst using competent rock for the outer edges in the lower lifts (up to at least the Probable Maximum Precipitation flood elevation) and around the facility perimeter to withstand extreme flood events. They will be constructed during operations in 10 m lifts with an overall slope no steeper than 2.5H:1V, and in closure will receive a 0.3 m saprolite cover on the upper surface and selected outer slopes above the extreme flood level to host managed revegetation.

20.9.3	Water quality of routine discharge

The most important residual risk pathway is water quality, particularly from the frequent spillway discharge from the return water dam to the unnamed southern tributary of the Puruni River. To address this at a screening level, a quantitative source-pathway-receptor model for ecological and human health risk assessment has been undertaken for the tailings, incorporating both surface water pathways (via the spillway and seepage) and for the geosphere (via groundwater). The model has been run with conservative input parameters and site-specific data where available and indicates that the geosphere route is slow and entirely attenuates arsenic. The surface water pathway assessment confirms risk as it predicts arsenic and sulphate exceedances that develop cumulatively over time both in the water column and, for arsenic particularly, in the sediment. This result is highly sensitive to the sediment partition coefficient and requires site-specific confirmation.

Water quality mitigations comprise sulphate destruction at the process plant, and the planning and budget provision for the modular water treatment plant at the return water dam for arsenic, to be implemented when water quality monitoring indicates it is required. The quantitative ecological and human health risk assessment will be revised with verified geochemical source terms based on representative samples of the actual tailings, sediment partitioning studies and further water quality data, to assess the effects of these mitigations and confirmed conditions on the long-term risk from water quality.

20.9.4	Biodiversity

The EMP includes controls on vegetation clearance, protection of adjacent habitats, and restoration of disturbed areas following construction and operations, including progressive closure and rehabilitation. Biennial monitoring programs to track ecological conditions in the immediate vicinity of the Project footprint as it develops over time, are required in permit conditions but were formally paused in June 2025. These will resume as the construction phase commences. The Project does not have a formal biodiversity offset strategy or offset commitments, with management based primarily on mitigation.

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The environmental management approach recognises that different infrastructure components have distinct impact profiles. For example, the tailings management facility and water storage structures present primary risks to water quality and hydrological systems, whereas transport infrastructure is associated with dust, noise, and indirect land use changes. Similarly, waste rock storage and open pits represent long-term landform and stability considerations. Mitigation measures are therefore applied at the level of individual infrastructure components as well as at the site-wide scale.

The September 2026 addendum to the Revised EMP has identified two main additional baseline activities to be incorporated into ongoing biodiversity monitoring campaigns, as well as enhancement or commencement of planned environmental monitoring programs, as follows:

•	Additional biodiversity survey locations to assess terrestrial habitats, to include one at each of the new areas of the tailings management facility and the return water dam and one along each of the haul roads, in addition to the survey locations planned for the second half of 2026. The tailings management facility haul road survey location should ideally be placed at, or close to, where the explosive magazine is planned.
•	Additional biodiversity survey locations to assess aquatic habitats, to include one at each of the new areas of the tailings management facility and the return water dam, in addition to the survey locations planned for the second half of 2026.

20.9.5	Mine closure concept

Currently, closure and reclamation planning is outlined at a conceptual level in the 2017 Mine Closure Plan and in the 2021 EMP updated in 2026, and costs have been revised for this PFS. The Project proposes progressive rehabilitation of disturbed areas during operations, including stabilisation of landforms, erosion control, and re-vegetation to restore broadly natural conditions. At closure, the pits, waste rock and tailings management facilities will be secured and managed to ensure long-term physical and chemical stability. The 2017 concept allows for the pits to flood and for water management infrastructure to control quality and flow across the residual landforms.

20.9.6	Monitoring and environmental management plan

Monitoring and active environmental management plans are structured around ongoing compliance tracking and adaptive mitigation across key impact pathways. The EMP establishes programs for surface water and groundwater quality monitoring, sediment control, and inspection of water management infrastructure. Biodiversity and revegetation monitoring is included to assess recovery of disturbed areas and effectiveness of clearance controls. Routine inspection and maintenance of engineered structures, including tailings and water containment systems, are proposed alongside operational audits. The EMP also incorporates reporting to regulators and internal review processes, allowing for adjustment of mitigation measures where performance does not meet expectations, and therefore environmental management is likely to be refined as project design and operations progress.

The September 2026 addendum to the Revised EMP has identified the need for enhancement or commencement of planned environmental monitoring programs, as follows:

•	Water monitoring locations have already increased to give additional coverage of the unnamed southern tributary of the Puruni River that hosts the tailings management facility and return water dam. These should also include measurement of stream flow.
•	Air quality monitoring, anticipated in the 2021 revised EMP, should now commence.
•	In addition to provisions made in the 2021 and 2026 EMP, a monitoring and instrumentation programme has been developed at PFS level for the tailings management facility and associated water management facilities, in line with GISTM Principle 7 designed as a core element of the facility safety case: the instrumentation verifies the design assumptions, confirms performance against the design intent, and feeds defined Trigger Action Response Plans under the oversight of the Engineer of Record. The system will be consolidated into the Operation, Maintenance and Surveillance manual prior to commissioning. Monitoring includes in situ and continuous geotechnical observations, seepage, water flow and environmental monitoring (in addition to that specified above), and tailings deposition and inspection regimes.

20.10	Social and community impacts

Social and community impacts are assessed as primarily indirect and regional due to the absence of permanent settlements within the Project footprint, or within the Toroparu Mining Licence Area. At the mine, given the lack of communities in the

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area, impacts on livelihoods, health, and safety are assessed at a high-level and largely indirect scale. However, in 2008 concerns were raised by the Isseneru community centred on the Mazaruni River, around 40 km west of the tailings management facility, that traditional hunting and fishing areas vary based on seasonal changes hence; residents may travel as far as the mine areas for game and fish. The 2012 ESIA identifies positive livelihood impacts through employment and economic activity, alongside possible disruption related to interactions with artisanal mining. Health and safety risks are associated with construction and operational hazards, traffic, and environmental exposures (e.g. dust and water quality). The EMP provides general measures for workforce safety, community engagement, and environmental controls.

There are no Indigenous community settlements in the Project footprint or the immediate Mine Licence Area, although the Batavia Amerindian Title Village community has settlements and commercial operations along the Cuyuni River in the Itaballi Landing area, nearby to the location options for the wharf and logistics areas on the Itaballi Peninsula. The Project transport and logistics system, including the Puruni road corridor and river transport routes associated with the wharf, represents a key interface between the Project and surrounding communities. The main Puruni road access has seen slowly increasing settlement along it, and the community at Peter’s Mine (Puruni Crossing) has grown substantially in recent years. Upgrades to the Puruni road for the Project, including a two-way public access bridge under construction by Aris Toroparu at Puruni Crossing to replace a river ferry, will significantly improve accessibility and travel times along the road corridor, which may lead to in-migration and settlement in the Peters Mine area and along the Puruni road. These existing and future communities will be impacted by Project traffic, expected to be around 20 to 30 heavy goods vehicles a day throughout construction and operation. Other potential risks include workforce–community interactions and increased pressure on informal settlements and local services along access routes.

The Cumulative Impact Assessment for the wharf location options on the Itaballi Peninsula indicates that the Project will increase both river-based and land-based traffic during construction and operational phases. The effects of increased truck movements at the G Mining Ventures wharf at Itaballi, along with the increase in river traffic along the Cuyuni, Mazaruni and Essequibo Rivers from both the Hadi's World Inc. quarry and Harridat Mazaruni quarry will incrementally increase impacts through the repetition of similar impacts. Construction activities will require the transport of materials, equipment, and personnel, resulting in increased vessel movements along the Cuyuni, Mazaruni and Essequibo Rivers, as well as increased use of access routes to and from the port. During operations, ongoing logistics associated with the Project, including the transport of supplies, fuel, and personnel, will continue to contribute to traffic levels. These effects are expected to be most pronounced during construction and peak operational phases and are managed through traffic planning, operational controls, and stakeholder engagement.

20.10.1	Social and community risk mitigation

Aris Toroparu has committed to good corporate social engagement with all relevant stakeholders as part of its ongoing resource development program to communicate the Project development progress and to address matters of concern. The EMP provides general provisions for workforce management and community engagement and proposes engagement and grievance mechanisms to manage the social and community impacts and risk. The current social management plan involves Aris Toroparu working with stakeholders and the communities to develop an open and continuous consultation process with the following objectives:

•	to maintain dialogue with the communities in proximity to the access roads to understand their expectations and create strategies to generate local employment;
•	continue to actively consult and engage with artisanal miners who enter the Project titles to discourage the influx of settlers within the site;
•	to promote community development projects that enhance local benefits and which create skills, capacities, improve education, health, and infrastructure of the communities; to take measures that are reasonably practical to ensure that residents continue their current traditional practices for easy transition at the end of the mine life;
•	to work with stakeholders representing indigenous groups and the communities during the operation phase to ensure that the Project related concerns of indigenous communities are addressed;
•	to partner with the Government of Guyana and other companies to plan sustainable development and growth of the way station communities and contiguous areas; and
•	to promote and run health awareness campaigns among the workers and local communities upstream and downstream of the Project.

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Regarding impacts from road and river traffic, especially in the wharf area, and within the context of the current social management plan, Aris Toroparu has committed to:

•	partner with the Government of Guyana and other companies in a forum with all relevant stakeholders to discuss a terrestrial traffic and transportation development masterplan for the Itaballi area which will look to manage the traffic from the various emerging mining operations going forward;
•	partner with the Government of Guyana and other companies in a forum with all relevant stakeholders to discuss a riverine traffic and transportation development masterplan for the Mazaruni and Cuyuni rivers in the Itaballi area which will look to define safe channels for large barge movements and manage timing of traffic movements so as to minimize impacts to aquatic biodiversity, especially large river based fauna;
•	partner with the Government of Guyana and other companies in a forum with all relevant stakeholders to discuss a masterplan for the Mazaruni and Cuyuni rivers in the Itaballi area which will look to define safe areas for traditional activities and usages (ecosystems) to continue in tandem with the proposed developments.

20.10.2	Community employment and socioeconomic opportunities

Development of the Project will provide a diversity of employment and socioeconomic opportunities to the residents of Guyana. The Project will require skilled mine workers, services, material suppliers, contractors, and skills training. The direct income benefits of the Project will result in opportunities for indirect benefits such as support to local business, career opportunities for young adults, and investment in non-mining related enterprises.

Aris Toroparu currently employs 114 persons, including 106 Guyanese and eight expatriates, with 23 based in Georgetown, 11 based in Itaballi, 3 based at the pontoon operation in Puruni, and 77 based at the Project camp. 21% of the employees are female.

The peak workforce during Project construction is estimated at 1,529. During operations, the peak workforce is estimated at 1,260, representing a significant socio-economic benefit to the region, adding to other mining projects also moving into production. The Project will target a high percentage of the workforce to be hired from within Guyana.

20.11	Mine closure and post closure considerations

Mine closure is addressed through the 2017 closure plan, the 2021 EMP, and a plan updated in 2026 for this PFS. Closure planning focuses on safe decommissioning, landform stability, revegetation, water management, and post-closure monitoring. Closure and post-closure cost estimates have been included in Section 21.

The closure strategy of the Project is designed to achieve long-term physical, geotechnical, geochemical, and ecological stability in accordance with the International Finance Corporation Performance Standards and the International Cyanide Management Code Standard of Practice, as well as compliance with Guyanese mine closure regulation.

At the end of the mine life, the remaining ore will be processed, after which the Project will enter a period of decommissioning, reclamation, post-closure monitoring, and maintenance to ensure that closure objectives are achieved.

20.11.1	Closure regulation

Mine closure and reclamation in Guyana for large scale projects /operations are governed primarily by the Mining Act 1989, the Mining Regulations as amended in 2005, the conditions of the Mining Licence, and any applicable environmental permit requirements. These require the implementation of reclamation and closure measures to ensure that mining areas are restored to a safe and environmentally stable condition, minimize adverse impacts, protect public health and safety, and facilitate appropriate post-mining land use. The GGMC Mine Reclamation and Closure Plans Code of Practice 2010 provides additional guidance on closure planning, monitoring, reclamation, and relinquishment criteria.

Regulatory requirements for mine closure cost estimation and the provision of closure securities mandate that operators of a mining license provide adequate securities to protect the community from closure liabilities. However, the Code does not specify a formula or fixed method for calculating the amount of the security. As the Project is in the pre-construction phase, Aris Toroparu does not currently maintain a financial assurance mechanism for closure costs.

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20.11.2	Closure approach

The current Project closure plan is from 2017, updated in 2026 for this PFS, and outlines progressive reclamation, environmental safeguards, and post-closure monitoring for mine components. The plan aims for physical, biological, and chemical stability, by:

•	safe decommissioning of tailings, waste rock, pits and plant infrastructure, including capping of the tailings and waste rock management facilities with 0.3 m saprolite, prior to a rehabilitation cover;
•	removing hazardous materials;
•	breaching dams and flooding of open pits, along with the construction of safety berms, fencing and spillways;
•	covering disturbed areas with saprolite as a growth medium, followed by reuse of any available stockpiled topsoil to assist revegetation programs;
•	revegetation, and water management. Mine closure involves decommissioning and progressive reclamation of the tailings and waste rock management facilities; and
•	long-term monitoring of stability, water quality and wildlife, with a 20-year monitoring period to ensure compliance and ecosystem recovery.

20.11.3	Rehabilitation

The rehabilitation of the tailings and waste rock management facilities and the processing plant site is a critical element of the closure plan, aiming to return the land to a healthy, sustainable, and stable ecological state, helping to achieve biological stability, control erosion, and support ecosystem recovery. The rehabilitation objectives in the mine closure plan are:

•	Biological stability: The plan targets biological stability on at least 70% of site areas intended for revegetation, measured by survival rates and vegetation coverage.
•	Ecosystem recovery: The goal is to restore affected ecosystems to healthy and sustainable function, minimizing long-term environmental and social impacts.

Revegetation is planned for:

•	Tailings management facility: Saprolite will be used as a weathered rock growth medium, placed over tailings, followed by active revegetation planting across half of the facility area.
•	Waste rock management facilities: Saprolite is applied, and vegetated ‘islands’ are planted. If natural vegetation does not establish well, seedlings from the nursery facility will be transplanted.
•	Plant site and ancillary facilities: Following demolition of all structures, and removal of any identified hazardous materials, concrete slabs and severely compacted areas will be ripped, basements, sumps, and excavations filled, covered with saprolite, and revegetated with locally available native species.
•	General disturbance and linear infrastructure: Roads, borrow areas, and other disturbed sites will be ripped, covered with saprolite, and revegetated.

Revegetation will be undertaken progressively throughout the mine life and at closure, rather than being deferred entirely to the end of operations. Disturbed areas, including non-permanent work areas, exploration drilling pads, and borrow pits, will be regraded and prepared for rehabilitation, with a 0.3 m layer of saprolite placed as a growth medium, where required. Locally available vegetation and native species will be prioritised for planting, with community involvement envisaged in seed mix selection and from the nursery facility. Revegetation will be combined with erosion-control measures, including riprap and geotextile matting where appropriate, to support slope stability, reduce sediment mobilisation and assist long-term ecosystem recovery.

Post-closure monitoring and maintenance will focus on confirming the success of rehabilitation works and maintaining the stability and ecological function of reclaimed areas. Revegetated surfaces will be inspected annually for five years after closure to assess vegetation survival and coverage, with additional revegetation undertaken where survival is below the 70% performance target. Maintenance will include reseeding and the installation of erosion-control matting where required, while annual wildlife and aquatic surveys over the same period will be used to assess whether ecological diversity is being maintained broadly in line with pre-closure conditions.

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Revegetation represents a significant closure cost item, with unit rates and quantities identified for each closure domain, including the tailings and waste management facilities and plant site. Supporting technical studies will include biodiversity and landscape-function assessments, revegetation pilot plots and the operation of a plant nursery to provide planting material for rehabilitation works.

20.11.4	Retained infrastructure

Several elements of the Project infrastructure will be retained, likely to include all road upgrades in public areas, the road bridge at Puruni Landing (Peter’s Mine), the wharf facilities in the Itaballi Peninsula, the airstrip and some of the site roads in the mining area to provide access to monitoring and maintenance locations.

20.11.5	Long term risks

In terms of long-term environmental risks, and consequent social impacts, post-closure conditions will primarily be governed by the long-term geochemical behaviour of residual landforms and site water systems. Open pits are expected to form pit lakes following cessation of dewatering, while capped and revegetated tailings and waste rock management facilities will require long-term management of drainage and seepage. The interaction between residual water bodies, groundwater flow, and surface drainage will influence long-term water quality outcomes. Assumptions that the open pit walls, waste rock and tailings remain non-acid generating and within the expected metal leaching profiles in the long term are critical to the success of the plan. If these assumptions prove not to be correct, there is a risk of water treatment and / or monitoring being a requirement in perpetuity. Future closure planning, through the operations period, will need to include more detailed analysis to support these assumptions and develop effective measures to ensure that post-closure landforms are physically and chemically stable and that water management systems remain effective over the long term.

20.11.6	Closure cost estimate

Closure costs have been estimated for the tailings and waste rock management facilities, water management infrastructure, the plant site, open pits, linear infrastructure, and general areas of disturbance, based on Bill of Quantities in July 2026 rates.

20.12	Environmental and social risks

The principal environmental risks at Toroparu relate to the effects of artisanal and small-scale mining, water management, land disturbance, biodiversity loss, and the long-term containment of tailings and waste rock in a high-rainfall tropical setting. These risks are material but manageable through the design and management measures described in the ESIA, 2021 EMP and September 2026 EMP Addendum. Water management is the central mitigation pathway, with contact and non-contact water segregation, runoff management, pit dewatering systems, sediment control and controlled discharge structures.

Residual environmental risks remain to water quality and aquatic habitats in operation and those who may access them post-closure. In operations the risk is associated with the frequent spillway discharges from the return water dam to the unnamed southern tributary of the Puruni River, however, planned mitigation (sulphate destruction at the processing plant and a water treatment plant for arsenic if required) should keep these within even stricter aquatic receptor quality standards. However, conservative risk assessment modelling indicates that sulphate in the water column and arsenic in sediment of the tributary to the Puruni may accumulate over time and further work is required to determine if the mitigations already identified will address this sufficiently. In closure, the risk is from similar factors, and successful closure by achieving physical and chemical stability relies on assumptions on the non-acid generating and low metal leaching nature of the pit walls, waste rock and tailings. Deviations from these expectations would lead to a risk of water treatment and / or monitoring being a requirement in perpetuity.

Social risks are primarily indirect because there are no permanent settlements or indigenous communities within the mine footprint or mining licence area, although concerns were raised at Isseneru and elsewhere that the mine was within part of their wider hunting and fishing livelihood area. The main social interfaces are along the Puruni road corridor, Peter’s Mine/Puruni Landing, and the proposed wharf options near Itaballi. Improved access, Project traffic and wharf operations may contribute to in-migration, interaction with artisanal and small miners, road and river safety risks, and pressure on local services. These risks are to be managed through stakeholder engagement, grievance mechanisms, traffic and river-transport planning, and coordination with government and other operators, particularly around Itaballi where the CIA identifies road and river traffic as the highest-priority cumulative impact.

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Permitting risk is considered manageable but remains an important schedule dependency. The Project has an established approval history, including the 2012 ESIA, 2021 EMP and renewed Environmental Permit valid to 30 September 2029. The current design requires completion of the variance process supported by the ERA and CIA completed in July 2026 and the EMP Addendum submitted in September 2026, particularly for facilities south of the Puruni River at Toroparu and the wharf options on the Itaballi Peninsula. The August 2026 application for a large-scale mining licence covering the Project footprint remains under regulatory review.

Other than as disclosed in this technical report, there are no known environmental issues that could materially impact the ability to extract the mineral resources or mineral reserves. No legal or regulatory impediment has been identified that would preclude the granting of the mining licence and further Project development, provided the permit variation, any land access requirements and resulting EPA conditions and approved Mine Closure Plan are completed and incorporated into the Project schedule, design and cost assumptions.

20.13	Conclusions

The QP responsible for this section considers that the environmental and social studies and datasets reviewed are adequate to support the PFS level of assessment for the Project. The assessment is supported by the approved 2012 ESIA, the 2021 revised EMP, the ERA and CIA completed in July 2026 and the EMP Addendum submitted in September 2026, supplemented by technical studies on water balance and chemical load, water management, geochemistry, biodiversity, artisanal and small mining disturbance, closure, and permitting. These provide a reasonable basis for identifying the principal environmental and social risks of the Project design and confirm the mitigation commitments and monitoring requirements.

On the basis of the information reviewed, the QP considers environmental and social permitting to be feasible, with no legal or regulatory impediment identified that would preclude development, provided the required permit variation, land access arrangements, EPA conditions, Mine Closure Plan, and associated management commitments are completed and incorporated into the Project schedule and cost assumptions.

Material dependencies are in relation to final design confirmation, continued water balance and water quality modelling based on improved field data on water flows in the tailings and waste rock facility catchments, implementation of mitigation for return water dam spillway discharges, commencement or enhancement of monitoring programs, completion of an updated closure plan and future studies confirming the assumptions critical to the success of the mine closure plan.

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21	Capital and operating costs

21.1	Introduction

The estimates of processing and most surface infrastructure capital and operating costs were prepared by LogiProc, Eco Elementum prepared the capital and operating costs for the tailings management facilities and water management, the estimates of mining and mine support capital and operating costs were prepared by Aris Mining, and other capital and operating cost inputs were generated by MGA Engineering. Except where stated, the capital cost estimates were prepared in accordance with the AACE International Class 3 level, with an expected accuracy of −10% to −20% on the low side and +10% to +30% on the high side, suitable for a PFS level study. These cost estimates form the basis of the Project’s economic analysis presented in this technical report.

21.2	Contingency and treatment of uncertainty

The cost estimates incorporate a total initial capital funding contingency of $102 million, which represents allowances for normal estimating uncertainties consistent with a PFS level of study. This represents a 10% contingency on all direct and indirect capital cost items incurred during the construction period.

These allowances are intended to address uncertainties typical at this stage of project definition, including potential variations in quantities, labour productivity, vendor pricing, indirect cost escalation, and scope refinements as Project engineering advances.

Operating costs were developed from first principles using zero-based estimates for major cost components such as consumables, power, maintenance, and labour. These were benchmarked and indexed against comparable Latin American and Guiana Shield gold operations to ensure that the estimates reflect current regional conditions.

21.3	Capital costs

21.3.1	Mining capital costs

All costs are expressed in real 2026 U.S. dollars.

Freight costs were estimated and included in the applicable capital cost items, and no import duties were applied.

The economic analysis has been developed on the basis that mining activities will be undertaken by an appointed mining contractor using a contractor owned and operated mining fleet. Under this strategy, the mining contractor will be responsible for sourcing, financing, operating, maintaining, and replacing the primary and support mining equipment required over the life of the Project, including excavators, dozers, haul trucks, and ancillary equipment. These associated costs are incorporated into the contractor mining rates rather than being incurred directly as Project mining capital. Capital expenditures for the owners fleet, technical, and mining support equipment are included in the capital cost estimate. Additionally, pre-production mining and waste stripping above the annualized average amount is capitalized directly at the rate that is estimated to be billed by the mining contractor, and other direct cost inputs such as fuel and explosives.

Contractor mining costs were estimated using market-based rates and recent pricing information available to Aris Mining for comparable mining services and equipment operating in a similar jurisdiction and cost environment. The estimated rates reflect the expected scope of contractor services, including equipment ownership and financing, fleet operation, maintenance, parts and consumables, equipment replacement, and the contractor’s associated overhead and margin.

21.3.2	Processing and power capital costs

The processing capital cost estimate was prepared in accordance with the American Association of Cost Engineers Class 3 level, with an expected accuracy of -20% on the low side and +30% on the high side, suitable for a PFS level study. All costs are expressed in Q3 2026 dollars with no allowances for inflation or escalation beyond that time.

Appropriate contingency allowances have been incorporated where applicable.

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Indirect costs have been developed from the measured direct costs contained within a bill of quantities and are based on discipline specific indirect allowances reflected in the estimate model.

The estimate has been developed using current supplier budget quotations, historical cost databases, published cost indices, and benchmark information from comparable mining and mineral processing projects. Where firm quotations were unavailable, first principles estimating techniques and engineering judgement were applied. A local quantity surveyor familiar with the Guyanese construction market, where applicable, provided input to improve the relevance of the estimate to the local market.

Quantities have been derived from issued engineering drawings, engineering quantity outputs, general arrangement drawings, process flow diagrams, equipment layouts, equipment lists, and a bill of quantities prepared for the Project. Where engineering information was incomplete, quantities have been estimated using engineering judgment and benchmark data from similar projects.

The estimate includes permanent process plant equipment, supply of materials, installation labour, structural steelwork and platework, civil works, mechanical equipment installation, piping systems, architectural works, electrical/control/instrumentation systems, construction indirect costs, contractor supervision, temporary construction facilities, and testing and commissioning. The estimate excludes foreign exchange fluctuations, escalation, financing costs, taxes and duties unless specifically included, Owner’s operating costs, initial working capital, production losses during commissioning, insurance during operation, and future expansion works.

The estimate does not include the effect of negotiated discounts, strategic procurement initiatives, or bulk purchasing agreements that may become available during Project execution.

21.3.3	Tailings and water management capital costs

The capital cost estimate for the tailings management facility and site water management assumes that construction will take place with early-works and site preparations starting in the construction period, followed by six stages. Early-works begin in Year -3 and continue into Year 1 of operations. Construction of the first stage takes place in Year -1 and takes one year to complete, construction of the second stage starts in Year 1 and takes a year and a half to complete, construction of the third stage takes place in Year 6 and 7 and takes approximately two years to complete, construction of the fourth stage takes place in Year 11 and 12 and takes approximately two years to complete, construction of the fifth stage takes place in Year 16 and 17 and takes approximately two years to complete, and construction of the sixth and final stage takes place in Year 21 to Year 22 and takes approximately two years to complete. The cost estimate includes water diversions, channels, and outlet structures; access roads; facility embankments and basin; return water dam; instrumentation; borrow pit development; water treatment plant; tailings delivery system; decant system; return water system; stormwater return to the return water dam; and professional design fees.

21.3.4	Other infrastructure costs

The capital cost estimate for the wharf facilities was developed by MGA Engineering on an AACE International Class 4 estimating basis, using preliminary site design and logistics assumptions. The estimate is based on an integrated terminal along the Cuyuni River, designed to accommodate construction and operating supplies, copper concentrate exports, and fuel imports.

The proposed terminal incorporates a roll-on/roll-off facility, a separate marine fuel receipt platform, mooring and breasting dolphins, shoreline protection, and associated landside infrastructure. The capital cost estimate encompasses marine structures, cargo-handling equipment, fuel receipt and storage facilities, internal roads, site earthworks, drainage, utilities, buildings, and supporting infrastructure. Costs associated with the site earthworks are identified separately from the base terminal facilities. The estimating scope also includes construction logistics, temporary works, marine mobilization, site investigation allowances, and contingency.

The proposed construction strategy prioritizes early establishment of marine construction access, followed by construction of the roll-on/roll-off facility as the first major permanent gateway for transporting heavy equipment and construction materials to site. This approach requires temporary landing and unloading facilities, marine construction equipment, initial site access, and supporting infrastructure. Opportunities for off-site fabrication and early procurement of selected

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construction packages have also been identified to reduce on-site construction requirements and support the implementation schedule.

The implementation schedule assumes progressive engineering, procurement, and construction activities undertaken as individual work packages are sufficiently defined. The capital cost estimate remains subject to refinement as further topographic, geotechnical, hydrographic, and engineering investigations are completed. The final construction methodology and associated costs will be further developed during the next stage of engineering.

Mine site operations will be supplemented by support infrastructure. LogiProc designed and provided cost estimates for a camp, dining hall, laundry, and medical and sports facilities.

The 230 km main access road between Itaballi and the site will be upgraded. LogiProc reviewed and updated road designs and costing for the route, including replacing and improving the subbase and the rolling surface, significant drainage improvements, and the installation of several new river and stream crossings.

21.3.5	Capital cost summary

A summary of the estimated initial capital expenditures, including contingency and any operating costs incurred during the pre-production period, is shown in Table 21.1, the estimated deferred and sustaining capital costs are shown in Table 21.2, the estimated initial capital expenditure schedule, broken down by quarters during the construction period, is shown in Table 21.3, and the estimated capital expenditure per depreciation class is shown in Table 21.4.

The final closure plan will address the dismantling, disposal, and rehabilitation of all Project facilities and affected areas, ensuring physical and chemical stability is restored across the site. The financial model includes capital cost expenditures related to closure and post-closure costs to be incurred at the end of the mine life.

Table 21.1	Estimated initial capital costs

Amount ($M)
Mining
Pre-production mining cost	73.0
Owners fleet purchase	4.2
Mining total	77.1
Processing and surface
Road construction	48.8
Processing plant	245.3
Earthworks	63.6
Power	124.4
Tailings management facility	91.9
Site and offsite infrastructure	76.2
Wharf facility	170.6
Water management	29.7
Surface and processing total	850.6
Other
Other indirect costs including site G&A and first fills	68.8
EPCM costs	20.5
Other costs total	89.3
Total construction capital	1,017.0
Contingency allowances	102.0
Construction capital with contingency allowance	1,119.0
Less: construction funding from Toroparu PMPA	(138.0)
Net construction capital	981.0

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Amount ($M)
Add: working capital during construction	24.0
Initial funding requirement	1,005.0

Table 21.2	Estimated deferred and sustaining capital costs, including contingency

Amount ($M)
Deferred stripping	418.1
Tailings management facility	152.7
Site and offsite infrastructure	81.0
Closure	59.9
Owners cost and other	9.5
Total	721.3

Table 21.3	Estimated capital expenditure schedule

	Total	-Y3 Q2	-Y3 Q3	-Y3 Q4	-Y2 Q1	-Y2 Q2	-Y2 Q3	-Y2 Q4	-Y1 Q1	-Y1 Q2	-Y1 Q3	-Y1 Q4
Surface	850.6	84.1	62.4	62.6	81.1	84.0	94.9	167.2	102.2	70.2	30.0	11.9
Mining	77.1	-	-	-	-	-	-	-	13.1	9.2	23.2	31.6
Other	113.3	8.1	7.2	7.2	7.3	7.3	7.7	8.8	9.3	8.6	12.5	29.2
Contingency	102.0	9.7	7.3	7.1	11.2	11.5	12.9	20.7	11.0	6.6	2.9	1.3
Initial total ($M)	1,142.9	101.9	76.9	76.9	99.5	102.7	115.5	196.6	135.5	94.6	68.6	74.1

Table 21.4	Estimated capital expenditure per depreciation class

Depreciation class	Capital expenditure ($M)	Annual depreciation rate (%)
Life of mine	1,309.1	20.00
Capitalized stripping and pre-production mining costs	495.2	100.00
Total	1,804.3

21.4	Operating costs

21.4.1	Mining operating costs

The mine operating cost forecast is based on the production schedule, comprising a 12 month pre-mining period followed by a 21 year mining operation.

The economic analysis assumes a contractor-operated mining strategy, under which the mining contractor will be responsible for supplying, financing, operating, maintaining, and replacing the primary mining fleet. The associated costs are incorporated into the contractor's mining rates rather than being incurred directly by the Project as capital expenditures.

Established international mining contractors were invited to submit competitive proposals for the principal mining activities, including drilling and blasting, loading and hauling, and dewatering. Contractors were provided with a common tender package containing a preliminary mine production schedule, operating parameters, and defined scopes of work to establish a consistent basis for pricing. Following the initial tender submissions, participating contractors conducted site visits and engaged in technical and commercial clarification meetings with Aris Mining. Revised proposals were subsequently received and evaluated.

The mining operating cost estimate was developed from the contractor quotations, following a reconciliation of the proposed rates, scope boundaries, operating assumptions, and exclusions to establish a consistent and comparable pricing basis.

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Under the proposed contracting arrangement, diesel fuel, lubricants, explosives, and camp facilities will be supplied by Aris Toroparu at no cost to the mining contractor. The associated costs are accounted for separately in the Project's operating cost estimate to avoid double counting.

The costs of diesel fuel, lubricants, explosives, and camp facilities have been estimated using recent supplier quotations.

After the completion of mining operations, mining costs included in the operating costs are generated by stockpile re-handling.

21.4.2	Tailings operating costs

The operating cost for the tailings management facility includes costs associated with tailings delivery and return water systems, engineer of record, power, and monitoring.

21.4.3	Processing operating costs

The operating cost estimate is based on a plant throughput of 7.0 Mtpa at a 92.5% availability. Separate operating cost values were developed for the saprolite and sulphide ore based on their respective processing routes. Direct operating costs include plant labour, reagents, plant power, plant maintenance, concentrate transportation, plant consumables, and plant replacement capital. Indirect operating costs include the tailings management facility and the chemical laboratory. Costs were determined from first principles.

Plant labour costs were estimated from the plant personnel requirements. The costs for power supply and the energy basis were estimated from the assumptions provided in Section 17.6, with a heavy fuel oil cost of $3.18 per tonne of saprolite ore and $4.09 per tonne of sulphide ore. The costs of fuel transportation to site for power generation are included in Logistics expenses. Reagent consumption was obtained from the Project testwork and the process design criteria, with unit costs determined based on the average market prices, with vendor input, and with budgetary freight costs factored into each cost.

Consumable costs were factored into the total cost per tonne of all fixed operating cost items that contain consumable components. Maintenance costs were calculated as a percentage of the total capital expenditure for each equipment section, scaled by maintenance frequency, operational demands, and wear-specific factors. Replacement costs were calculated as a percentage of the fixed operating expense for the processing operations and includes periodic replacement or major renewal of complete assets or major capital components that have reached the end of their service life, excluding routine maintenance, repairs, and normal component replacement captured by the maintenance allowances.

Copper concentrate transportation costs were estimated assuming 20 foot containers transported by road freight to the wharf, by barge from the wharf to Georgetown, and then exported by sea freight to the refinery. Total loads were determined from annual concentrate tonnage, container payload capacity, and transport rates across each leg of the logistics chain. Doré is assumed to be sold from site and transferred to its final destination by the buyer.

The chemical laboratory costs were developed from vendor-supplied information and includes the labour, supplies, and consumables required for sample preparation, fire assay, and wet laboratory activities, together with applicable mark-ups and the amortization of laboratory equipment and establishment costs. Costs were estimated for importing the equipment and materials, including estimated taxes and duties, as well as freight costs for delivery to the Project.

The operating costs were categorized as fixed and variable, with fixed costs including plant labour, reagents, power, maintenance, and concentrate transport, and with variable costs including consumables and replacement capital.

The operating cost for the processing operation is primarily driven by power and reagent consumption.

Fuel transportation costs for the Toroparu Project have been estimated on an owner-operated basis using a bottom-up cost model for the transportation of diesel and heavy fuel oil from the river wharf to the Project site, over an estimated distance of approximately 234 km.

The estimate incorporates fleet fuel consumption, operator labour, equipment maintenance, fuel heating and temperature control, tanker cleaning, insurance and GPS monitoring, waste and wash water disposal, personal protective equipment,

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and capital costs associated with 36,000-litre tanker trailers and related transportation equipment. Based on this assessment, an average transportation cost of US$0.12 per gallon has been adopted for both diesel and HFO in the PFS estimate.

21.4.4	G&A operating costs

G&A expenses were estimated to include mine site, corporate, and general other. Mine site G&A costs relate to on site expenses including insurance taxes, software and technology, consultancy and services, travel and transport, leases, labour, recruitment, and variable compensation. Corporate G&A costs relate to allocated overheads related to the Georgetown offices and other off site expenses including consultants, insurance, travel, agreements, training and recruitment, taxes and fees, memberships and associations, statutory and government fees, media plans and events, stakeholder engagement, leases, software and hardware, stationary, utilities, materials, and other services. General other operating costs include security, camp operating costs, mine site administration, and other shared services and administration.

G&A costs also include fees related to the Consulting Agreement. Pursuant to the Consulting Agreement, A&S is to be paid, commencing on the first anniversary of the Project generating sufficient cash flow to recover the capital invested in development and construction, plus associated financing costs, eight annual payments of a minimum of $1.0 million adjusted upwards in accordance with the indexing formula set out in the Consulting Agreement (to a maximum of $2.0 million), followed by five extended payments of a maximum of $1.0 million (provided the daily price of gold averaged over a twelve-month period or a calendar month period, as applicable, exceeds $1,750 per ounce) subject to downward indexation based on a formula set out in the Consulting Agreement. Using the base case gold price of $3,600 per ounce applied in this study, the aggregate amount payable to the consultant under the Consulting Agreement is estimated at $21 million.

21.4.5	Operating cost summary

The life of mine operating costs, excluding capitalized operating costs, were estimated for mining, processing, logistics and transport, G&A including other costs, realization, and royalties.

Royalties due to the government of Guyana include an 8% royalty on gold sales and a 1.5% royalty on each of silver and copper sales.

The summary of the estimated life of mine operating costs is shown in Table 21.5, the estimated life of mine unit operating cost estimate is shown in Table 21.6, and the estimated annual life of mine operating cost schedule is shown in Table 21.7.

Table 21.5	Estimated operating costs

	Total life of mine	Pre-production	Main pit operations	Late-life mining and stockpile processing	Post-production
Fleet and hauling	1,638.9	24.9	1,415.0	198.2	0.7
Consumables	820.6	17.9	653.4	149.4	-
Drill and blast	732.2	7.8	678.8	45.7	-
Contractor fixed & owner costs	625.8	24.6	415.8	184.0	1.4
Technical and dewatering	42.5	2.0	37.2	3.3	-
Mining subtotal	3,859.9	77.1	3,200.1	580.5	2.2
Less: capitalized stripping	(495.2)	(77.1)	(411.5)	(6.7)	-
Less: owner mining CAPEX	(9.5)	-	(7.1)	(2.4)
Mining total	3,355.2	-	2,781.6	571.4	2.2
Reagents	1,284.5	-	771.5	513.0	-
Power	810.2	-	483.6	326.6	-
Tailings management facility	243.6	2.4	129.9	100.8	10.5
Plant maintenance	148.7	-	88.7	59.9	-

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	Total life of mine	Pre-production	Main pit operations	Late-life mining and stockpile processing	Post-production
Labour	233.7	-	138.9	94.8	-
Plant consumables	49.5	-	29.7	19.9	-
Replacement cost	24.8	-	14.8	9.9	-
Chemical laboratory	30.5	-	18.2	12.4	-
Logistics	572.0	-	361.1	207.7	3.2
Less: capitalized pre-production costs	(2.4)	(2.4)	-	-	-
Processing and surface total	3,395.2	-	2,036.5	1,345.1	13.7
Freight	62.7	-	42.4	20.2	-
Treatment charges	(11.8)	-	(8.0)	(3.8)	-
Refining charges	27.0	-	21.3	5.7	-
Penalties	12.7	-	8.6	4.1	-
Realization total	90.5	-	64.3	26.2	-
Mine site G&A	678.6	-	420.0	258.7	-
Royalties	1,609.0	-	1,261.8	347.2	-
Total	9,128.6	-	6,564.2	2,548.5	15.9

Table 21.6	Estimated life of mine unit operating costs

	Units	$/tonne moved - Main pit operations	$/tonne moved - Late-life mining and stockpile processing
Pre-production mining costs	$M	77.1	-
Mining costs	$M	3,200.1	580.5
Total mining cost	$M	3,277.2	580.5
Total tonnes moved	Mt	806.3	55.9
Mining cost per tonne moved	$/t moved	4.06	10.39
Mining	$/t processed	27.54	7.15
Processing, power, and tailings	$/t processed	14.08	14.13
Logistics	$/t processed	3.03	2.60
Mining and processing costs including contingency	$/t processed	44.65	23.88
G&A	$/t processed	3.53	3.19
Royalties	$/t processed	10.60	4.27
Treatment, refining, and freight	$/t processed	0.54	0.32
Total operating cost per tonne processed	$/t processed	59.33	31.66

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Table 21.7	Estimated life of mine operating cost schedule

	Total	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17
Mining ($M)	3,353.1	203.0	192.5	158.1	175.4	208.7	188.1	179.3	195.1	127.5	141.7	182.0	181.3	118.2	123.8	158.0	141.5	107.7
Processing and surface ($M)	2,812.7	99.0	99.0	99.0	91.1	93.0	99.0	99.1	99.1	99.1	99.1	99.1	99.3	100.1	100.1	100.1	100.1	100.1
Logistics ($M)	568.8	30.4	30.4	20.5	20.9	21.1	20.5	21.0	20.3	20.4	20.5	20.5	20.4	20.1	19.7	18.7	18.1	17.6
G&A ($M)	678.6	23.3	22.4	22.4	25.5	26.7	26.0	25.8	26.6	26.3	26.3	26.3	25.2	24.8	23.9	23.4	23.2	22.0
Royalties ($M)	1,609.0	85.9	85.6	85.9	71.2	91.5	76.5	73.3	90.8	61.1	60.9	61.7	69.6	61.3	60.9	61.2	92.8	71.7
Treatment, refining, and freight ($M)	90.5	4.4	4.5	4.4	2.6	4.1	3.6	4.3	4.6	3.9	3.2	2.7	3.3	3.6	3.3	4.1	4.4	3.3
Total ($M)	9,112.7	445.9	434.4	390.3	386.7	445.0	413.7	402.8	436.5	338.2	351.7	392.3	399.0	328.0	331.6	365.6	380.1	322.4

	Total	Y18	Y19	Y20	Y21	Y22	Y23	Y24	Y25	Y26	Y27	Y28	Y29
Mining ($M)	3,353.1	94.7	73.6	79.8	75.3	34.4	33.5	31.1	31.1	31.1	31.1	31.1	24.5
Processing and surface ($M)	2,812.7	100.1	85.3	87.3	100.1	100.1	100.1	100.1	100.1	100.1	100.1	100.1	63.6
Logistics ($M)	568.8	18.2	18.0	17.7	17.6	17.0	17.0	17.0	17.0	17.0	17.1	17.0	16.9
G&A ($M)	678.6	22.1	22.1	21.9	21.9	21.6	21.3	21.3	21.3	21.3	21.3	21.3	21.3
Royalties ($M)	1,609.0	45.3	40.0	35.8	37.3	25.2	25.0	25.0	24.8	24.7	24.5	24.4	15.0
Treatment, refining, and freight ($M)	90.5	2.5	1.3	0.8	2.0	3.2	2.8	3.1	2.5	2.5	2.2	2.2	1.1
Total ($M)	9,112.7	282.9	240.2	243.3	254.2	201.5	199.8	197.7	196.9	196.8	196.4	196.2	142.5

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22	Economic analysis

22.1	Estimate methodology

The economic analysis was undertaken to assess and confirm the proposed mine plan described in this technical report, utilizing the production schedule and the associated capital and operating cost estimates. The economic analysis has been conducted on a post-tax, 100% equity (i.e., no debt financing) basis, in constant dollar terms. Sunk costs, such as exploration and the cost of previous studies, were excluded from the analysis.

The economic model incorporates both the historic precious metals purchase agreement with WPMI and the contractor mining strategy assumed for this study. The WPMI streaming agreement provides for the sale of a portion of the Project’s gold and silver production under fixed-price terms. Mining equipment ownership, financing, operation, maintenance, and replacement costs are incorporated into the contractor mining rates.

The economic viability of the mine plan has been evaluated using key economic indicators, including annual and cumulative cash flows, NPV, and IRR. The NPV presented in this technical report should not be interpreted as the definitive value of the Project and must be considered in conjunction with the accompanying sensitivity analysis.

The key economic results are presented on a pre-tax basis to facilitate comparison with other projects in different jurisdictions by removing the effect of local tax regimes, and on an after-tax basis incorporating the applicable tax rates and fiscal terms for the Project, providing a more accurate reflection of the potential economic benefits to the Project owners.

22.2	Project schedule

The processing facility has been designed with a 7.0 Mtpa capacity. The construction period is scheduled for 32 months. The first mining of ore is planned during the last six months of Project construction, with all material stockpiled until the process plant is commissioned. The pre-production stockpile is scheduled to supplement run of mine ore during Year 1, supporting the rapid production ramp up.

Plant throughput is planned to ramp up smoothly and achieve steady state operations within the first year, supported by the availability of a large pre-production stockpile of approximately 4.4 million tonnes of ore at the end of the construction period. This stockpile provides material required for the first year of processing and significantly reduces start up and ramp up risk by ensuring continuous ore availability during commissioning, independent of initial mine production rates. The presence of this stockpile allows for a controlled start up, stable plant utilization, and early generation of cash flow. Lower grade ore is stockpiled during the first 21 years and then processed. Saprolite ore is stockpiled and processed on a campaign basis.

Based on the current mining inventory, the Project has a planned mine life extending to Year 21, and processing of lower-grade stockpiles continues until Year 29, providing a long operational horizon and stable production base following the initial ramp up period.

The total life of mine production is shown in Table 22.1, the total life of mine metal production is shown in Table 22.2, the annual tonnes mined over the life of mine are shown in Figure 22.1 (source: Aris Mining, 2026), the annual processed grade and gold produced is shown in Figure 22.2 (source: Aris Mining, 2026), and the annual life of mine mining and processing schedule is shown in Tables 22.3 and 22.4, where Year 1 includes the initial ore production from mining activities planned during the last six months of construction.

Table 22.1	Total mine production

	Units	Main pit operations	Late-life mining and stockpile processing	Total
Waste	Mt	622.3	39.6	661.9
Ore	Mt	184.0	16.2	200.2
Total material mined	Mt	806.3	55.9	862.1
Strip ratio (waste to ore)		3.4	2.4	3.3

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	Units	Main pit operations	Late-life mining and stockpile processing	Total
Mined gold grade	g/t Au	0.94	0.74	0.92
Mined silver grade	g/t Ag	1.16	0.30	1.09
Mined copper grade	% Cu	0.08	0.01	0.07
Contained mined gold	koz	5,535	388	5,922
Contained mined silver	koz	6,866	158	7,024
Contained mined copper	Mlb	316.3	5.3	321.6

Table 22.2	Total metal production

Concentrates	Units	Copper concentrate	Doré	Total
Concentrate mass	dmt	590,145	-	-
Gold recovered	koz	3,819	1,763	5,582
Silver recovered	koz	4,475	865	5,340
Copper recovered	Mlb	235	-	235
Gold grade	g/t	201	-	-
Silver grade	g/t	236	-	-
Copper grade	%	18.1	-	-

Figure 22.1	Annual tonnes mined

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Figure 22.2	Annual processed grade and gold produced

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Table 22.3	Mining and processing schedule – Main pit operations

	Units	LOM	Total phase	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17
Mining
Waste	Mt	661.9	622.3	9.5	39.6	39.7	44.5	44.1	40.5	41.9	41.5	39.7	44.4	43.9	41.7	41.8	39.5	34.7	20.6	9.2	5.7
Ore	Mt	200.2	184.0	4.4	14.3	14.3	10.5	10.9	14.5	11.2	10.9	12.7	8.0	8.5	10.7	10.6	6.7	6.4	7.9	12.7	8.7
Total	Mt	862.1	806.3	13.8	53.9	54.0	55.0	55.0	55.0	53.1	52.4	52.4	52.4	52.4	52.4	52.4	46.2	41.1	28.5	21.9	14.4
Strip ratio (waste to ore)		3.3	3.4	2.2	2.8	2.8	4.2	4.0	2.8	3.7	3.8	3.1	5.5	5.2	3.9	3.9	5.9	5.4	2.6	0.7	0.7
Mined grade
Gold	g/t	0.92	0.94	0.93	0.92	0.93	1.03	0.76	0.97	0.96	0.93	1.03	0.88	0.86	0.79	0.89	0.96	0.98	0.89	1.05	1.03
Silver	g/t	1.09	1.16	1.60	1.22	1.17	1.47	0.48	1.16	1.28	1.31	1.42	0.89	0.66	0.61	1.50	1.65	1.32	1.11	1.21	1.07
Copper	%	0.07	0.08	0.11	0.13	0.11	0.12	0.05	0.06	0.06	0.09	0.11	0.06	0.05	0.04	0.05	0.07	0.06	0.09	0.07	0.06
Processing
Throughput	Mt	200.2	119.0	-	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0
Feed grade
Gold	g/t	0.92	1.22	-	1.40	1.40	1.40	1.16	1.49	1.26	1.20	1.49	1.00	1.00	1.01	1.14	1.00	1.00	1.00	1.52	1.18
Silver	g/t	1.09	1.27	-	1.49	1.42	1.85	0.64	1.30	1.41	1.37	1.61	1.09	0.87	0.68	1.65	1.53	1.14	1.14	1.25	1.09
Copper	%	0.07	0.09	-	0.16	0.13	0.15	0.06	0.07	0.06	0.10	0.12	0.08	0.06	0.05	0.06	0.07	0.06	0.10	0.08	0.06
Copper concentrate (recovered metal)
Gold	koz	3,819	3,036	-	212	212	212	126	183	190	182	225	152	152	154	173	152	152	152	231	178
Silver	koz	4,475	3,128	-	221	211	275	47	170	209	204	239	162	129	101	245	227	169	169	186	162
Copper	Mlb	235	168	-	18	15	17	4	8	7	12	14	10	7	5	7	8	7	11	9	7
Doré
Gold	koz	1,763	1,346	-	85	85	85	122	135	76	73	90	60	60	61	69	61	60	60	92	71
Silver	koz	865	557	-	34	32	42	62	52	32	31	36	25	20	15	37	34	26	26	28	25
Total metal produced
Gold	koz	5,582	4,382	-	297	297	297	248	318	266	254	315	212	212	215	242	213	212	212	323	249
Silver	koz	5,340	3,684	-	255	243	317	110	222	241	235	275	187	149	117	282	261	195	195	214	187
Copper	Mlb	235	168	-	18	15	17	4	8	7	12	14	10	7	5	7	8	7	11	9	7

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Table 22.4	Mining and processing schedule – Late-life and stockpile processing

	Units	LOM	Total phase	Y18	Y19	Y20	Y21	Y22	Y23	Y24	Y25	Y26	Y27	Y28	Y29
Mining
Waste	Mt	661.9	39.6	10.1	11.3	10.1	8.2	-	-	-	-	-	-	-	-
Ore	Mt	200.2	16.2	4.3	3.1	4.3	4.5	-	-	-	-	-	-	-	-
Total	Mt	862.1	55.9	14.4	14.4	14.4	12.7	-	-	-	-	-	-	-	-
Strip ratio (waste to ore)		3.3	2.4	2.3	3.7	2.3	1.8	-	-	-	-	-	-	-	-
Mined grade
Gold	g/t	0.92	0.74	0.86	0.67	0.69	0.72	-	-	-	-	-	-	-	-
Silver	g/t	1.09	0.30	0.66	0.22	0.15	0.16	-	-	-	-	-	-	-	-
Copper	%	0.07	0.01	0.04	0.01	0.01	0.01	-	-	-	-	-	-	-	-
Processing
Throughput	Mt	200.2	81.2	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0	4.2
Feed grade
Gold	g/t	0.92	0.49	0.74	0.65	0.59	0.61	0.41	0.40	0.40	0.40	0.40	0.40	0.40	0.41
Silver	g/t	1.09	0.83	0.89	0.53	0.39	0.49	1.17	1.16	1.24	1.09	0.92	0.71	0.64	0.73
Copper	%	0.07	0.05	0.05	0.03	0.02	0.04	0.08	0.07	0.08	0.06	0.06	0.05	0.05	0.04
Copper concentrate (recovered metal)
Gold	koz	3,819	784	113	50	65	93	61	61	61	61	61	61	60	37
Silver	koz	4,475	1,347	133	32	14	72	174	172	185	162	137	106	95	65
Copper	Mlb	235	67	6	2	0	4	9	8	9	7	7	6	6	3
Doré
Gold	koz	1,763	417	45	89	60	37	25	24	24	24	24	24	24	15
Silver	koz	865	309	20	58	53	11	26	26	28	25	21	16	14	10
Total metal produced
Gold	koz	5,582	1,200	158	139	125	130	86	86	86	85	85	85	84	52
Silver	koz	5,340	1,656	153	91	67	83	201	198	213	186	158	122	110	75
Copper	Mlb	235	67	6	2	0	4	9	8	9	7	7	6	6	3

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22.3	Taxes, royalties, and the Toroparu PMPA

The economic analysis incorporates a statutory corporate income tax rate of 30%. Depreciation rates are as defined in Section 21, and royalties are deductible from taxable income.

Under the Mineral Agreement with the Government of Guyana, the Project is required to pay the following royalties:

•	Gold: 8% royalty on gold sales
•	Silver: 1.5% royalty on silver sales
•	Copper: 1.5% royalty on copper sales

The Project has a historic precious metals purchase agreement with WPMI, originally entered into in 2013 and amended in 2015, when the Project was owned by Sandspring, a single-asset junior developer. Under this agreement, WPMI may elect to provide $138 million in construction funding following completion of a full development plan, in exchange for the right to purchase 10% of Toroparu’s gold production and 50% of its silver production at fixed prices of $400 per ounce of gold and $3.90 per ounce of silver, respectively, with both prices subject to escalation beginning on the fourth anniversary of commercial production.

The economic analysis assumes that WPMI elects to proceed under the Toroparu PMPA and advances the remaining $138 million in construction funding.

22.4	Marketing assumptions

The gold and silver contained in the doré produced at the Project are expected to be sold to international refineries under standard sales agreements. There are numerous refineries capable of processing doré, resulting in a highly competitive market that is expected to provide favourable refining terms and logistics options for the Project.

The copper–gold concentrates are expected to be marketed internationally, with indicative commercial terms established based on an offer received from a metal trader and smelter. This offer reflected typical terms for gold-bearing copper concentrates and were used to derive the life-of-mine average marketing assumptions summarized in Table 22.5.

Concentrate grades are estimated to be in the range of 16.0 to 33.5% copper, 66 to 525 g/t gold, and 39 to 352 g/t silver. The life of mine grades in the economic analysis are 18.1% copper, 201 g/t gold, and 236 g/t silver. The terms include grade-based deductions and payabilities for copper, gold, and silver that are reflected in gross revenue, while treatment and refining charges and freight are captured within operating costs.

The economic analysis assumes that a provisional payment of 90% of revenue is received approximately 30 days after sale, comprising 14 days plus 15 days following presentation of shipping documents. The remaining 10% is received 60 days after the provisional payment.

Table 22.5	Copper concentrate marketing terms

Marketing terms	Unit	Copper concentrate
Applied payability
Gold	%	98.2
Silver	%	90.0
Copper	%	94.0
Charges, penalties, and freight
Treatment charges	$/dmt	(20)
Gold refining charge	$/oz	5
Silver refining charge	$/oz	0.40
Copper refining charge	$/lb	(0.02)
Penalties	$/dmt	22
Sea freight (Georgetown to refiner)	$/wmt	96

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22.5	Commodity prices and gross revenue

The financial analysis utilized the following metal price assumptions for the base case:

•	Gold: $3,600/oz
•	Silver: $50.0/oz
•	Copper: $5.0/lb

These metal prices were selected as being in line with the long term forecasts, as of November 2026.

The annual payable metals, the projected payable gold revenue, silver and copper by-product credits, and treatment and refining charges, penalties, and freight are shown in Tables 22.6 and 22.7.

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Table 22.6	Annual payable metals, gold revenue, by-product credits, and treatment and refining charges, penalties, and freight – Main pit operations

	Units	LOM	Total phase	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17
Doré
Gold	koz	1,762	1,346	85	85	85	122	135	76	73	90	60	60	61	69	61	60	60	92	71
Silver	koz	864	556	34	32	42	62	52	32	31	36	25	20	15	37	34	26	26	28	25
Copper concentrate (recovered metal)
Gold	koz	3,754	2,986	208	208	208	124	180	187	179	221	149	149	151	170	149	149	149	227	176
Silver	koz	4,027	2,815	199	190	248	43	153	188	183	215	146	116	91	221	204	153	152	167	146
Copper	Mlb	221	158	17	15	17	4	7	7	11	14	9	7	5	6	8	7	11	9	6
Total payable metal
Gold	koz	5,516	4,331	293	293	293	246	315	263	251	311	209	209	213	239	210	209	209	319	247
Silver	koz	4,892	3,371	233	222	289	105	205	220	214	251	171	136	107	258	238	178	178	195	171
Copper	Mlb	221	158	17	15	17	4	7	7	11	14	9	7	5	6	8	7	11	9	6
Gold revenue by product
Copper concentrate	$M	13,515	10,748	750	750	750	445	647	675	643	797	536	536	545	613	538	536	536	819	632
Doré	$M	6,344	4,845	305	305	305	440	488	273	261	323	218	218	221	248	218	218	218	332	256
Total	$M	19,859	15,592	1,055	1,055	1,055	886	1,135	948	904	1,120	753	753	766	861	756	753	753	1,150	888
Silver revenue by product
Copper concentrate	$M	201	141	10	9	12	2	8	9	9	11	7	6	5	11	10	8	8	8	7
Doré	$M	43	28	2	2	2	3	3	2	2	2	1	1	1	2	2	1	1	1	1
Total	$M	245	169	12	11	14	5	10	11	11	13	9	7	5	13	12	9	9	10	9
Copper revenue by product
Copper concentrate	$M	1,105	791	87	73	84	19	37	34	55	69	44	33	25	31	39	34	53	43	32
Doré	$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	$M	1,105	791	87	73	84	19	37	34	55	69	44	33	25	31	39	34	53	43	32
Treatment, refining charges, penalties and freight
Treatment charges	$M	(12)	(8)	(1)	(1)	(1)	(0)	(0)	(0)	(1)	(1)	(1)	(0)	(0)	(0)	(0)	(0)	(1)	(1)	(0)
Refining charges	$M	27	21	1	1	1	1	2	1	1	1	1	1	1	1	1	1	1	2	1
Penalties	$M	13	9	1	1	1	0	0	0	1	1	1	0	0	0	1	0	1	1	0
Freight	$M	63	42	3	3	3	1	2	2	3	3	3	2	2	2	3	2	3	3	2
Total	$M	91	64	4	4	4	3	4	4	4	5	4	3	3	3	4	3	4	4	3

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Table 22.7	Annual payable metals, gold revenue, by-product credits, and treatment and refining charges, penalties, and freight – Late life mining and stockpile processing

	Units	LOM	Total phase	Y18	Y19	Y20	Y21	Y22	Y23	Y24	Y25	Y26	Y27	Y28	Y29
Doré
Gold	koz	1,762	417	45	89	60	37	25	24	24	24	24	24	24	15
Silver	koz	864	308	20	58	53	11	26	26	28	25	21	16	14	10
Copper concentrate (recovered metal)
Gold	koz	3,754	769	111	49	64	91	60	60	60	60	60	59	59	37
Silver	koz	4,027	1,213	119	29	13	65	157	155	166	145	124	95	86	59
Copper	Mlb	221	63	5	2	0	4	9	7	8	6	6	6	6	3
Total payable metal
Gold	koz	5,516	1,185	156	138	124	128	85	84	84	84	84	83	83	51
Silver	koz	4,892	1,521	139	88	65	76	183	181	194	170	144	111	100	68
Copper	Mlb	221	63	5	2	0	4	9	7	8	6	6	6	6	3
Gold revenue by product
Copper concentrate	$M	13,515	2,767	398	176	229	329	216	216	215	215	215	213	212	132
Doré	$M	6,344	1,499	162	321	217	133	88	88	88	88	87	87	86	54
Total	$M	19,859	4,267	560	497	446	462	305	304	303	303	302	300	299	185
Silver revenue by product
Copper concentrate	$M	201	61	6	1	1	3	8	8	8	7	6	5	4	3
Doré	$M	43	15	1	3	3	1	1	1	1	1	1	1	1	0
Total	$M	245	76	7	4	3	4	9	9	10	8	7	6	5	3
Copper revenue by product
Copper concentrate	$M	1,105	313	27	8	2	21	43	37	42	32	32	28	29	13
Doré	$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	$M	1,105	313	27	8	2	21	43	37	42	32	32	28	29	13
Treatment, refining charges, penalties and freight
Treatment charges	$M	(12)	(4)	(0)	(0)	(0)	(0)	(1)	(0)	(1)	(0)	(0)	(0)	(0)	(0)
Refining charges	$M	27	6	1	1	1	1	0	0	0	0	0	0	0	0
Penalties	$M	13	4	0	0	0	0	1	0	1	0	0	0	0	0
Freight	$M	63	20	2	0	0	1	3	2	3	2	2	2	2	1
Total	$M	91	26	3	1	1	2	3	3	3	2	2	2	2	1

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22.6	Economic analysis results

The results of the economic analysis are summarized in Table 22.8, inclusive of the Toroparu PMPA financing arrangements. The cash flow model reflects the inflow of the $138 million stream funding and the associated delivery obligations at fixed gold and silver prices, labeled as losses from the Toroparu PMPA financing in Table 22.8. The NPV at a range of discount rates is shown in Table 22.9 and the annual cash flows are shown in Tables 22.10 and 22.11.

Table 22.8	Economic evaluation results

Key indicators	Units	Main pit operations	Late-life mining and stockpile processing	Total
Total gold produced in period	Moz	4.4	1.2	5.6
Mining years	Years	17.0	4.0	21.0
Processing years	Years	17.0	11.6	28.6
Average annual gold production	koz	258	103	195
Average cash cost	$/oz Au	1,003	1,529	1,119
Average all in sustaining cost	$/oz Au	1,395	1,841	1,494
Average annual EBITDA	$M	588	176	423
Summary cash flow ($M) at $3,600/oz gold price
Revenue from payable gold sales	$M	15,592	4,267	19,859
Less: royalties	$M	1,262	347	1,609
Less: operating costs	$M	5,238	2,191	7,429
Less: sustaining capital	$M	437	22	459
Add: by-product copper and silver revenues, net of TCRCs	$M	(896)	(363)	(1,259)
Operating margin	$M	9,551	2,069	11,620
Less: income tax	$M	2,420	613	3,033
Working capital (inflows)/outflows	$M	(109)	114	5
After-tax cash flow	$M	7,241	1,342	8,583
Less: Construction capital with contingency allowance	$M	1,119	-	1,119
Credit: construction funding from Toroparu PMPA	$M	(138)	-	(138)
Less: additional project capital during operations	$M	175	27	202
Less: closure costs	$M	-	60	60
Net cash flow, before costs of Toroparu PMPA financing	$M	6,085	1,255	7,340
Less: costs of Toroparu PMPA financing	$M	1,477	412	1,888
Net cash flow	$M	4,608	843	5,451
Pre-tax indicators at $3,600/oz gold price (base case)
NPV at 5% discount rate	$M			4,374
IRR	%			39.4%
Payback period (from start of operations)	Years			1.8
After-tax indicators at $3,600 gold price (base case)
NPV at 5% discount rate	$M			2,828
IRR	%			31.5%
Payback period (from start of operations)	Years			2.2
After-tax indicators at $4,200/oz gold price
NPV at 5% discount rate	$M			3,819
IRR	%			37.8%
Payback period (from start of operations)	Years			1.9

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NI 43-101 Technical Report Prefeasibility Study for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana

Table 22.9	Sensitivity of NPV to discount rate

Discount rate	Units	Pre-tax NPV	After-tax NPV
0.0%	$M	8,484	5,451
5.0% (base case)	$M	4,374	2,828
10.0%	$M	2,453	1,560

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Table 22.10	Annual after tax cash flow schedule – Main pit operations

	LOM	Total phase	-3Y to -1Y	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17
US$M
Revenue from payable gold	19,859	15,592	-	1,055	1,055	1,055	886	1,135	948	904	1,120	753	753	766	861	756	753	753	1,150	888
Royalties	(1,609)	(1,262)	-	(86)	(86)	(86)	(71)	(91)	(77)	(73)	(91)	(61)	(61)	(62)	(70)	(61)	(61)	(61)	(93)	(72)
Net gold revenue	18,250	14,331	-	969	969	969	814	1,043	871	831	1,029	692	693	704	792	695	692	692	1,057	817
Mining costs	(3,355)	(2,782)	-	(203)	(193)	(158)	(175)	(209)	(188)	(179)	(195)	(127)	(142)	(182)	(181)	(118)	(124)	(158)	(141)	(108)
Processing and surface costs	(3,395)	(2,036)		(129)	(129)	(120)	(112)	(114)	(120)	(120)	(119)	(119)	(120)	(120)	(120)	(120)	(120)	(119)	(118)	(118)
G&A	(679)	(420)	-	(23)	(22)	(22)	(25)	(27)	(26)	(26)	(27)	(26)	(26)	(26)	(25)	(25)	(24)	(23)	(23)	(22)
Add: by-product credits, net of TCRC	1,259	896	-	94	79	94	22	43	41	62	77	49	37	28	41	47	40	57	48	37
Total operating costs (by-product)	(6,171)	(4,343)	-	(261)	(265)	(206)	(291)	(307)	(293)	(263)	(265)	(224)	(251)	(300)	(285)	(216)	(228)	(243)	(234)	(211)
Working capital movements	(5)	109	(24)	(12)	0	92	(36)	51	18	(2)	53	(83)	(7)	1	28	(19)	(3)	11	88	(46)
Deferred stripping	(418)	(411)		-	-	(34)	(30)	-	(19)	(20)	-	(66)	(61)	(25)	(27)	(71)	(60)	-	-	-
Sustaining capital	(41)	(25)	-	(0)	(0)	(0)	(2)	(4)	(0)	(0)	(0)	(2)	(4)	(0)	(0)	(0)	(3)	(6)	(0)	(0)
Operating margin	11,616	9,661	(24)	695	704	820	456	783	578	545	817	317	370	379	508	390	399	454	910	559
Income taxes	(3,033)	(2,420)	-	(96)	(137)	(143)	(73)	(144)	(164)	(162)	(226)	(117)	(112)	(111)	(141)	(120)	(119)	(132)	(244)	(179)
After-tax cash flow	8,583	7,241	(24)	599	568	677	383	639	414	383	591	199	258	268	367	271	280	322	666	380
Initial capital	(1,119)	(1,119)	(1,119)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-sustaining capital	(202)	(175)	-	(53)	(16)	(4)	(18)	(0)	(4)	(20)	(6)	(0)	(0)	(11)	(26)	(0)	(0)	(0)	(3)	(10)
Closure costs	(60)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net cash flow before PMPA	7,202	5,947	(1,143)	546	551	673	365	638	410	363	585	199	257	256	341	270	280	322	663	370
Credit: construction funding, PMPA	138	138	138	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Less: losses from PMPA financing	(1,888)	(1,477)	-	(101)	(101)	(102)	(82)	(107)	(90)	(86)	(107)	(72)	(71)	(71)	(83)	(73)	(71)	(71)	(107)	(83)
Net cash flow	5,451	4,608	(1,005)	445	451	571	284	532	320	277	478	127	187	186	257	197	208	251	556	287
Cumulative cash flow	5,451	4,608	(1,005)	(560)	(109)	462	745	1,277	1,596	1,873	2,352	2,479	2,666	2,851	3,109	3,306	3,514	3,765	4,321	4,608
US$/oz
Cash cost/oz	$1,119	$1,003	-	$892	$905	$703	$1,182	$973	$1,111	$1,049	$850	$1,072	$1,199	$1,412	$1,193	$1,027	$1,087	$1,161	$734	$854
AISC cost/oz	$1,494	$1,395	-	$1,186	$1,198	$1,113	$1,601	$1,277	$1,474	$1,423	$1,143	$1,690	$1,802	$1,819	$1,595	$1,655	$1,681	$1,482	$1,025	$1,145

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Table 22.11	Annual after tax cash flow schedule – Late life mining and stockpile

	LOM	Total phase	Y18	Y19	Y20	Y21	Y22	Y23	Y24	Y25	Y26	Y27	Y28	Y29	Y30	Y31	Y32
US$M
Revenue from payable gold	19,859	4,267	560	497	446	462	305	304	303	303	302	300	299	185	-	-	-
Royalties	(1,609)	(347)	(45)	(40)	(36)	(37)	(25)	(25)	(25)	(25)	(25)	(25)	(24)	(15)	-	-	-
Net gold revenue	18,250	3,919	515	457	411	425	280	279	278	278	277	276	275	170	-	-	-
Mining costs	(3,355)	(574)	(95)	(74)	(80)	(75)	(34)	(34)	(31)	(31)	(31)	(31)	(31)	(25)	(2)	(0)	-
Processing and surface costs	(3,395)	(1,359)	(118)	(103)	(105)	(118)	(117)	(117)	(117)	(117)	(117)	(117)	(117)	(81)	(12)	(2)	-
G&A	(679)	(259)	(22)	(22)	(22)	(22)	(22)	(21)	(21)	(21)	(21)	(21)	(21)	(21)	-	-	-
Add: by-product credits, net of TCRC	1,259	363	31	11	5	23	49	43	49	38	37	32	31	15	-	-	-
Total operating costs (by-product)	(6,171)	(1,828)	(204)	(188)	(202)	(192)	(124)	(129)	(121)	(132)	(132)	(138)	(138)	(111)	(14)	(2)	-
Working capital movements	(5)	(114)	(63)	6	(21)	(0)	(17)	(2)	1	(2)	(0)	(1)	4	(8)	(10)	(1)	(0)
Deferred stripping	(418)	(7)	-	(7)	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining capital	(41)	(16)	(0)	(2)	(4)	(0)	(0)	(0)	(2)	(4)	(0)	(0)	(0)	(0)	(0)	(0)	-
Operating margin	11,616	1,955	248	266	183	232	138	148	156	140	144	137	140	51	(24)	(3)	(0)
Income taxes	(3,033)	(613)	(92)	(77)	(61)	(68)	(45)	(43)	(45)	(42)	(42)	(40)	(40)	(17)	-	-	-
After-tax cash flow	8,583	1,342	156	189	122	164	93	105	111	98	103	97	100	34	(24)	(3)	(0)
Initial capital, including VAT & working capital	(1,119)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-sustaining capital	(202)	(27)	(0)	(0)	(2)	(7)	(14)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(2)	-	-
Closure costs	(60)	(60)	-	-	-	-	-	-	-	(0)	(0)	(0)	(0)	(0)	(1)	(29)	(28)
Net cash flow before PMPA	7,202	1,255	156	189	119	156	79	105	111	97	102	96	99	33	(28)	(32)	(28)
Credit: construction funding, PMPA	138	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Less: losses from PMPA financing	(1,888)	(412)	(53)	(46)	(41)	(42)	(31)	(31)	(31)	(31)	(30)	(29)	(29)	(18)	-	-	-
Net cash flow	5,451	843	103	143	79	114	48	74	79	67	72	67	71	15	(28)	(32)	(28)
Cumulative cash flow	5,451	843	4,711	4,854	4,933	5,047	5,094	5,168	5,247	5,314	5,386	5,453	5,524	5,539	5,512	5,480	5,451
US$/oz
Cash cost/oz	$1,119	$1,529	$1,310	$1,363	$1,630	$1,499	$1,466	$1,525	$1,435	$1,568	$1,580	$1,653	$1,664	$2,166	-	-	-
AISC cost/oz	$1,494	$1,841	$1,603	$1,718	$1,954	$1,791	$1,766	$1,824	$1,760	$1,915	$1,878	$1,950	$1,961	$2,463	-	-	-

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22.7	Sensitivity analysis

A range of gold prices, operating costs, and capital expenditures, which include a contingency of approximately 10% on direct and indirect capital items, were assessed to evaluate the sensitivity of the Project’s key economic indicators, including after-tax NPV5%, after-tax IRR, and the after-tax pay-back period.

The sensitivity of the after-tax NPV5%, to +/-30% changes in gold price, operating costs, and capital costs are shown in Figure 22.3 (source: Aris Mining, 2026), which indicate that the Project is most sensitive to gold price.

Figure 22.3	Sensitivity of NPV5% to operating and capital costs and gold price

The sensitivity of the after-tax NPV5%, after-tax IRR, and after-tax payback period to a range of gold prices is shown in Table 22.12. The sensitivity of the after-tax NPV5% to operating and capital costs and gold price is shown in Table 22.13

Table 22.12	Sensitivity of key economic indicators to gold price

Gold price	$3,000/oz	$3,200/oz	$3,400/oz	$3,600/oz Base case	$3,800/oz	$4,000/oz	$4,200/oz
Indicator
After-tax NPV5% ($M)	$1,837	$2,167	$2,498	$2,828	$3,158	$3,488	$3,819
After-tax IRR (%)	24.3%	26.8%	29.2%	31.5%	33.7%	35.8%	37.8%
Payback period (years)	2.7	2.5	2.3	2.2	2.1	2.0	1.9

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Table 22.13	Sensitivity of NPV5% to operating and capital costs and gold price

Indicator	-30%	-20%	-10%	0%	+10%	+20%	+30%
Change in %
Gold price – impact on after-tax NPV5% ($M)	1,044	1,639	2,233	2,828	3,422	4,017	4,611
Capital cost – impact on after-tax NPV5% ($M)	3,105	3,012	2,920	2,828	2,736	2,643	2,551
Operating cost – impact on after-tax NPV5% ($M)	3,694	3,405	3,116	2,828	2,539	2,250	1,962

22.8	Conclusions

The result of the economic analysis indicates that the Project is economically viable under the base case assumptions, based on the current mining inventory and the assumptions described herein. The results demonstrate that the Project remains economically robust across a reasonable range of cost and metal price scenarios, with after-tax NPV5% and IRR outcomes retaining positive margins under adverse conditions. At a $3,600 per ounce gold price, the after-tax NPV5% is $2.8 billion, the after-tax IRR is 31.5%, and the payback period is 2.2 years from the start of operations. The economic results are not a measure of the Project’s fair market value.

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23	Adjacent properties

There is no relevant information on adjacent properties to report.

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24	Other relevant data and information

There are no other relevant data and additional information to report.

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25	Interpretation and conclusions

This PFS outlines a long-life open pit gold mine with robust estimated economics and low operating costs that is expected to generate significant long-term benefits for Guyana and provides a technical and economic basis for evaluating a potential construction decision, subject to the remaining regulatory approvals, subject to the assumptions, risks and uncertainties detailed in this technical report.

A conventional open pit mining operation has been designed to mine ore from three pits at Toroparu and one pit at Sona Hill utilizing a contractor owned and operated mining fleet. Key considerations for the strategic mine plan and schedule included maintaining a minimum rate to support the planned processing rate of 7.0 Mtpa over a 29 year processing life. The Toroparu main pit is planned to be mined in seven phases to optimize access to higher gold grades and defer waste mining, while the Sona Hill pit is planned to be mined in two phases and the Toroparu northwest and southeast pits are planned to be mined in a single phase. Mining will be prioritized from the higher grade areas primarily at the Toroparu main pit while production at the Toroparu northwest, Toroparu southeast, and Sona Hill pits will be sequenced to enhance early gold production potential and managing the saprolite processing campaigns.

There is a 32 month construction schedule and a one year pre-production mining period in Year -1, comprising pit site clearing, grubbing, topsoil removal, and construction activities, with mining commencing during the final six months to build up ore stockpiles ahead of processing in Year 1. More than 10 Mt per year of ore is mined until Year 8, building up a lower grade stockpile to support higher levels of gold production by feeding higher gold grades to the processing plant during the first years of operation. The approach minimizes start up risk, smooths working capital requirements, and enhances the reliability of early year cashflow projections presented in the economic analysis. Mining operations are completed in year 21 while processing extends to year 29.

The process plant is filled over the life of mine, with full production from the first year of processing. Saprolite is stockpiled and campaign processed in years four to five and years 19 to 20. The pre-production stockpile enables a low-risk transition into operations, ensuring consistent mill feed as mining advances and allowing for controlled optimization of the crushing and processing circuits and confirmation of metallurgical recovery. The schedule prioritizes processed gold grades ranging from 1.1 to 1.5 g/t over the first eight years, followed by a seven year period of processed gold grades of approximately 1 g/t, then a temporary increase as the bottom of the main Toroparu pit is reached and mined. At the end of the mine life, processed gold grade drops quickly as the higher grade ore is depleted. At the stockpile depletion period, processed gold grades average 0.4 g/t.

The processing plant has been designed to separately treat two ore types on a campaign basis, including surface oxidized saprolite ore and underlying sulphide ore, at a rate of 7 Mtpa using industry standard gold recovery circuits including gravity concentration, carbon in leach, and flotation methods. The gravity concentrator will produce a gold and silver doré. The carbon in leach circuit will produce a gold and silver doré from both saprolite and sulphide ore. The flotation circuit will produce a gold and silver rich copper concentrate from sulphide ore only at Toroparu. Both processing routes deliver positive operating margins, confirming the economic robustness of the Project under the current design and energy assumptions.

The Project’s planned mining life of 21 years is based on proven and probable mineral reserves, and there are opportunities for mine life extension should continued exploration define additional mineral resources. The optimized pits and pit designs were constrained using a gold price assumption of $1,950 per ounce, providing meaningful upside potential for mineral reserve and mine-life expansion in a higher gold price environment.

Over its life, the Project is expected to produce doré and copper concentrates containing 5.6 Moz of gold, 5.3 Moz of silver, and 235 million pounds (Mlb) of copper. The average annual gold production is estimated at 291 thousand ounces (koz) over the first five years. During the first 17 years of main pit operations, the average annual gold production is 258 koz, followed by 103 koz during late life mining and stockpile processing between years 18 and 29.

The total estimated initial funding requirement is $1,005 million, comprising $1,017 million in construction capital, $102 million in contingency allowances, and $24 million in working capital during construction, offset by $138 million of construction funding available under the historic Toroparu PMPA, subject to WPMI’s election to proceed with the stream.

The cumulative after-tax net cash flow is estimated at $5.5 billion, including construction capital, Toroparu PMPA financing, pre-production costs, sustaining capital costs, closure costs, and contingency. At the base case assumption of $3,600 per

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ounce of gold, the life of mine average cash costs per ounce of gold are estimated at $1,119 and all in sustaining costs (AISC) per ounce of gold are estimated at $1,494. The project has an after tax net present value at a 5% discount rate (NPV5%) of $2.8 billion, an internal rate of return (IRR) of 31.5%, and a pay back period of 2.2 years from the start of operations.

The Project is estimated to contribute $3.0 billion in income taxes and $1.6 billion in royalty payments to the Guyanese government.

The sensitivity analysis shows that at higher gold prices, returns increase substantially beyond the attractive levels of the base case scenario.

Other than as described in this technical report, there are no known significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information or mineral resource and mineral reserve estimates. The outcomes of the economic analysis are subject to the assumptions and uncertainties described in this technical report, including metal prices, capital and operating costs, receipt of the required regulatory approvals and the assumed construction funding under the Toroparu PMPA. Changes in these assumptions or delays in obtaining the required approvals could affect the Project schedule, funding requirements and projected economic returns. The sensitivity of the economic results to changes in metal prices and capital and operating costs is provided in Section 22.

The Project has all the necessary permits and permissions required to conduct its current exploration work, medium-scale mining, gravity recovery of gold and other minerals and pre-construction activities.

In August 2026, Aris Toroparu applied to the GGMC for a large-scale mining licence covering the Project footprint. Upon issuance of the licence, Aris Toroparu will hold both legal and beneficial interests in the mineral rights covered by the licence and will be authorized to conduct large-scale mining. The application remains under regulatory review with constructive engagement between Aris Toroparu and the Government of Guyana.

Aris Toroparu has a renewed environmental permit for the Project effective for the period between October 2024 and September 2029. The environmental permit must be renewed by submitting a completed Application Form for Renewal of Environmental Authorization to the EPA no later than March 31, 2029. An application for variance was submitted in December 2025, supported by an EMP addendum submitted in September 2026. The required permit variation and any additional approvals must be obtained before implementation of the revised Project activities.

Aris Toroparu will need to secure further authorizations to support the operation of the power generation facilities, including modification of its existing fuel permits required for construction and operations together with ancillary permits for the construction and operation phases of the Project which are expected to be received when and as needed, in the ordinary course.

In July 2026, the Ministry of Natural Resources authorized Aris Toroparu to construct the Puruni Bridge at the Puruni river crossing on the road from Itaballi Landing to Toroparu. Once constructed and transferred to the Government of Guyana, the parties are expected to enter into the necessary ancillary agreements and arrangements as required to give Aris Toroparu unhindered and reasonable access to the Puruni Bridge and the road connecting Itaballi Landing to the Project.

Aris Mining has completed this PFS for the Project to support evaluation of the next stage of development. Aris Mining continues to advance Project permitting and pre-construction activities, including construction of the Puruni River bridge and associated site infrastructure. Aris Mining expects to evaluate a potential construction decision, subject to the necessary regulatory approvals. There are no current exploration or production plans for the Project.

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26	Recommendations

26.1	Exploration drilling recommendations

The qualified person responsible for Section 10 recommends a program of 37 reverse circulation holes for a total of 10,400 m to complete the current exploration drilling grid within the Toroparu pit designs, for an estimated cost of $1.7 million.

26.2	Mining recommendations

The qualified person responsible for Section 16 recommends the following additional work to optimize the engineering designs and cost estimates.

•	undertake additional surface drilling to verify geotechnical data and related assumptions and if necessary, update the geotechnical and slope stability analyses for updated open pit slope designs and waste rock management facility slope stability;
•	if necessary, update the input parameters for the pit optimization process and update and optimize the mine design, pushback sequencing, life of mine schedule, stockpiles, roads, and waste rock management facilities;
•	perform a sampling and grade control study, including coarse gold characterization, to properly design and validate the reverse circulation drilling sampling methodology, sample collection protocols, and sample preparation procedures, ensuring representative and reliable grade estimates;
•	include horizontal and vertical depressurization drilling in the mine schedule; and
•	develop a detailed tactical mine plan covering a minimum of 36 months of operations, with monthly scheduling resolution. The plan shall support the design and sequencing of all auxiliary access infrastructure required for open pit start-up and assess the operational interactions, capacity constraints, and productivity of the loading and hauling fleet, drilling fleet, and auxiliary equipment. The mine plan shall explicitly incorporate both horizontal and vertical depressurization drilling into the mining sequence, accounting for associated equipment requirements, access constraints, scheduling dependencies, and potential impacts on mining productivity and pit development.

The cost to complete the testwork and studies is estimated at approximately $0.5 million.

26.3	Mineral processing and metallurgical testwork recommendations

Current water modelling predicts the instantaneous dilution of arsenic when discharged at levels below the applicable standards. However, in practice this may prove unachievable, so it is recommended that lead nitrate addition testwork is performed to evaluate its effectiveness in suppressing arsenic release from the sulphide tailings in order to establish an alternative appropriate arsenic management strategy for the tailings management facility.

Investigating the response to diluting the thickener feed when handling saprolite ore, given the significantly lower thickener flux, is recommended to determine the achievable flux under diluted conditions. The processing plant has been designed primarily to treat ore from the Toroparu deposit. Additional testwork is recommended to better characterize the metallurgical behaviour of Sona Hill ore within the existing process flowsheet, to assess the response of the ore across the key unit operations and identify any differences in ore characteristics, metallurgical performance, reagent requirements, and operating conditions that may affect its treatment. The testwork will also establish whether the existing design criteria and equipment selections remain suitable for Sona Hill ore and identify any process modifications or operating adjustments required to maintain the targeted throughput, recovery, and overall plant performance.

The proposed testwork program includes the following:

•	Mineralogical and liberation studies
o	Undertake detailed mineralogical and liberation studies on Sona Hill samples to characterize mineral associations, grain size distribution, and liberation characteristics.
o	Undertake comprehensive chemical analysis to determine elemental composition, key assay values, and potential deleterious elements.
•	Comminution studies
o	Characterize the comminution properties of Sona Hill ore and assess its response against the existing grinding circuit design basis.

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o	Undertake bulk and solid density, uniaxial compressive strength, Bond Crushability (Impact) Work Index, JKTech Drop Weight, Bond Abrasion Index, Bond Ball Mill Work Index, and SAG mill testwork.
•	Gravity and intensive leach testwork
o	Evaluate the response of Sona Hill ore to Knelson gravity concentration and determine the recovery of precious metals to the gravity concentrate.
o	Undertake intensive cyanidation of the gravity concentrate to assess leach recovery and reagent requirements.
•	Leaching testwork
o	Undertake bottle roll and tank leach tests to assess the Sona Hill leach response and compare carbon in pulp and carbon in leach performance.
o	Conduct leach testwork on gravity tailings from saprolite material, flotation tailings from sulphide material, and flotation tailings from composite saprolite and sulphide material.
o	Assess reagent and oxygen consumption, adsorption kinetics, and leach performance across different grind sizes.
o	Assess the feasibility of cold cyanide stripping for copper removal from loaded carbon.
•	Detoxification testwork
o	Evaluate the response of Sona Hill tailings to the SO2/air cyanide detoxification process.
o	Determine reagent and oxygen requirements, including lime, sodium metabisulphite, copper sulphate pentahydrate, and caustic soda.
•	Settling, flocculation, and underflow rheology testwork
o	Characterize the settling and rheological behaviour of Sona Hill process streams to assess compatibility with the existing thickening and tailings handling circuits.
o	Determine the achievable underflow density, optimum flocculant dosage, and solids loading rates using bench scale dynamic thickening.
o	Undertake static thickening and flocculant screening to determine flocculant type, optimum dosage, and feed solids concentration for maximum settling efficiency.

The cost to complete these recommendations is estimated at $290,000.

The following recommendations are made to optimize air and water management and saprolite handling:

•	Finalize the capacity and design of the plant air and instrumentation air systems to adequately support process requirements, instrumentation, and plant control;
•	Optimize the fire water system to provide adequate coverage across the entire processing plant;
•	Optimize the plant water system to account for raw water extraction from the Puruni River, recycled water returned from the tailings management facility, and final water treatment and distribution to meet both process and personnel requirements;
•	Evaluate optimization opportunities in the upfront crushing circuit to effectively handle the fine, sticky, clay-rich saprolite material and minimize any potential handling constraints;
•	Evaluate the plant pumping and piping systems to ensure they account for the rheological characteristics associated with the transfer of high clay content saprolite material;
•	Evaluate leach circuit conditions in the event of highly elevated levels of slimes reporting to the thickener should the underflow density drop and the viscosity increase;
•	Investigate diluting the thickener feed to address possible settling issues at elevated slimes levels; and
•	Evaluate the impact of elevated slimes levels on filtration.

The cost to complete these studies is estimated at $100,000.

26.4	Tailings management facility recommendations

No outstanding issues were identified by the qualified person responsible for the tailings management facility that are considered to represent a fatal flaw to the proposed facility design. Recommendations for further work include confirmatory tailings characterization and internal filter and drainage zone compatibility testing, additional geotechnical investigations, refinement of the site-wide water balance, verification of geochemical source terms and water treatment requirements, and further development of emergency preparedness, monitoring, and construction planning. The cost to complete these recommendations is estimated at $1.0 million.

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27	References

Author and Date	Title
CIM, 2014	CIM Definition Standards for Mineral Resources and Mineral Reserves. Prepared by the CIM Standing Committee on Reserve Definitions, adopted by CIM Council 19 May 2014.
CIM, 2019	CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. Prepared by the CIM Mineral Resource and Mineral Reserve Committee, adopted by the CIM Council on 29 November 2019.
Pratt and Smeraglia, 2022	Geological model for the Toroparu gold deposit, Guyana. Report prepared by Warren Pratt and Luca Smeraglia of Specialised Geological Mapping Ltd for Aris Mining, dated October 2022.

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28	Date, signatures, and certificates of qualified persons

Certificate of Qualified Person

Ignacio Vélez

Carrera 43A #14-57, Piso 13, Medellín, Antioquia, Colombia

I, Ignacio Vélez, FAusIMM, do hereby certify that:

1.	I am the Vice President Technical Services of Aris Mining Corporation at Carrera 43A #14-57 Piso 13, Medellín, Antioquia, Colombia.
2.	This certificate applies to the technical report titled “NI 43-101 Technical Report Prefeasibility Study for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” with an effective date of November 12, 2026 (the Technical Report).
3.	I obtained a degree in Mining Engineering from the Universidad Politécnica de Madrid, Spain, in 2002. I am a Fellow of the Australasian Institute of Mining and Metallurgy. I have worked in the mining industry since 2001.
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.
5.	I visited the Toroparu Project from October 21 to 22, 2026 (two days).
6.	I am responsible for Sections 2, 12.3, 15, 16, 18 related to mining, 19, 21, 22, 24, and 27, and the relevant summaries of those sections in Sections 1, 25, and 26 of the Technical Report.
7.	I am not independent of Aris Mining Corporation as described in section 1.5 of NI 43-101.
8.	I have been involved with the property that is the subject of the Technical Report since August 2025.
9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.
10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 12th day of November, 2026

“Ignacio Vélez” (signed)

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Certificate of Qualified Person

Jan Eklund

Block E, Lonehill Office Park, 3 Lone Close, Lonehill, Sandton, 2062, South Africa

I, Jan Eklund, P.E., do hereby certify that:

1.	I am employed as a Process Consultant of LogiProc Pty. Ltd. at Block E, Lonehill Office Park, 3 Lone Close, Lonehill, Sandton, 2062 South Africa.
2.	This certificate applies to the technical report titled “NI 43-101 Technical Report Prefeasibility Study for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” with an effective date of November 12, 2026 (the Technical Report).
3.	I obtained a Bachelor of Science degree in Metallurgical Engineering from the University of Witwatersrand, Johannesburg, South Africa in 1988. I am a Fellow of the South African Institute of Mining and Metallurgy. I have practiced as an extractive metallurgist since my graduation in 1989.
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.
5.	I did not conduct a personal inspection of Toroparu Project.
6.	I am responsible for Sections 2, 12.2, 13, 17, 24, and 27, and the relevant summaries of those sections in Sections 1, 25, and 26 of the Technical Report.
7.	I am independent of Aris Mining Corporation as described in section 1.5 of NI 43-101.
8.	I have been involved with the property that is the subject of the Technical Report since the preparation of the preliminary economic assessment disclosed in a Technical Report effective October 21, 2025.
9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.
10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 12th day of November, 2026

“Jan Eklund” (signed)

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Certificate of Qualified Person

Dawie le Roux

Block E, Lonehill Office Park, 3 Lone Close, Lonehill, Sandton, 2062, South Africa

I, Dawie le Roux, Pr.Eng., do hereby certify that:

1.	I am a Partner and SMPP Engineering Manager of LogiProc Pty. Ltd. at Block E, Lonehill Office Park, 3 Lone Close, Lonehill, Sandton, 2062 South Africa.
2.	This certificate applies to the technical report titled “NI 43-101 Technical Report Prefeasibility Study for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” with an effective date of November 12, 2026 (the Technical Report).
3.	I obtained a Bachelor of Science and Technology degree in Structural Engineering from the University of Tshwane, Pretoria, South Africa in 2008. I am registered as a Professional Engineering Technologist with the Engineering Council of South Africa. I have practiced as a civil/structural engineer since my graduation in 2008.
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.
5.	I visited the Toroparu Project from June 10 to 12, 2025 (three days).
6.	I am responsible for Sections 2, 12.2, 18 related to processing and surface infrastructure with the exception of the tailings management facility, 21 related to capital and operating costs related to processing and surface infrastructure with the exception of the tailings management facility, 24, and 27, and the relevant summaries of those sections in Sections 1, 25, and 26 of the Technical Report.
7.	I am independent of Aris Mining Corporation as described in section 1.5 of NI 43-101.
8.	I have been involved with the property that is the subject of the Technical Report since the preparation of the preliminary economic assessment disclosed in a Technical Report effective October 21, 2025.
9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.
10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 12th day of November, 2026

“Dawie le Roux”_(signed)

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Certificate of Qualified Person

Dr. Kevin Leahy

2nd Floor, Exchequer Court, 33 St Mary Axe, London, UK, EC3A 8AA

I, Kevin Leahy, C.Geol., do hereby certify that:

1.	I am a Geologist and Associate Partner with Environmental Resource Management Ltd. with an office at 2nd Floor, Exchequer Court, 33 St Mary Axe, London, UK EC3A 8AA.
2.	This certificate applies to the technical report titled “NI 43-101 Technical Report Prefeasibility Study for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” with an effective date of November 12, 2026 (the Technical Report).
3.	I obtained a Bachelor of Geological Sciences degree from the University of Leeds, UK in 1992 and a PhD in diamond exploration in 1996. I am a Fellow and Chartered Geologist with the Geological Society of London. I have practiced as a geologist since my graduation in 1992 and in the environmental sector since 2003.
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.
5.	I visited the Toroparu Project from March 18 to 21, 2026 (four days).
6.	I am responsible for Sections 2, 3, 12.5, 20, 24, and 27, and the relevant summaries of those sections in Sections 1, 25, and 26 of the Technical Report.
7.	I am independent of Aris Mining Corporation as described in section 1.5 of NI 43-101.
8.	I have not had any prior involvement with the property that is the subject of the Technical Report.
9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.
10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 12th day of November, 2026

“Kevin Leahy” (signed)

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Certificate of Qualified Person

Chris Fourie

472 Botterklapper Street, Block@Nature, Block B, Die Wilgers, Pretoria East, 0184

I, Chris Fourie, Pr.Eng, do hereby certify that:

1.	I am the Director of Tailings Engineering of Eco Elementum Engineering in Pretoria, Gauteng, 472 Botterklapper Street, Block@Nature, Block B, Die Wilgers, Pretoria East, 0184.
2.	This certificate applies to the technical report titled “NI 43-101 Technical Report Prefeasibility Study for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” with an effective date of November 12, 2026 (the Technical Report).
3.	I obtained a degree in Civil Engineering from the University of Pretoria, Pretoria, South Africa in 2008. I am a registered Professional Engineer with the Engineering Council of South Africa. I have practiced as a civil engineer in the mining sector since 2010.
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.
5.	I visited the Toroparu Project most recently from 24 to 27 November 2025 (four days).
6.	I am responsible for Sections 2, 12.4, 18 related to the tailings management facility, 21 related to the tailings management facility, 24, and 27, and the relevant summaries of those sections in Sections 1, 25, and 26 of the Technical Report.
7.	I am independent of Aris Mining Corporation as described in Section 1.5 of NI 43-101.
8.	I have been involved with the property that is the subject of the Technical Report since the preparation of the preliminary economic assessment disclosed in a Technical Report effective October 21, 2025.
9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.
10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 12th day of November, 2026

“Chris Fourie” (signed)

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Certificate of Qualified Person

Pamela De Mark

2400-1021 West Hastings Street, Vancouver, V6E 0C3, British Columbia, Canada

I, Pamela De Mark, P.Geo., do hereby certify that:

1.	I am the Senior Vice President of Geology and Exploration of Aris Mining Corporation in Vancouver, British Columbia, Canada at 2400-1021 West Hastings Street, Vancouver, V6E 0C3.
2.	This certificate applies to the technical report titled “NI 43-101 Technical Report Prefeasibility Study for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” with an effective date of November 12, 2026 (the Technical Report).
3.	I obtained an Honours Bachelor of Applied Science degree in Applied Geology from the University of Technology, Sydney, Australia in 1994. I am a registered Professional Geoscientist with Engineers and Geoscientists British Columbia. I have practiced as a mine geologist since my graduation in 1994.
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.
5.	I visited the Toroparu Project most recently from July 4 to 6, 2025 (three days).
6.	I am responsible for Sections 2, 4, 5, 6, 7, 8, 9, 10, 11, 12.1, 14, 23, 24, and 27, and the relevant summaries of those sections in Sections 1, 25, and 26 of the Technical Report.
7.	I am not independent of Aris Mining Corporation as described in section 1.5 of NI 43-101.
8.	I have been involved with the property that is the subject of the Technical Report since September 26, 2022 when Aris Gold Corporation completed a business combination with GCM Mining.
9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.
10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 12th day of November, 2026

“Pamela De Mark” (signed)

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Appendix A – Toroparu mineral titles

The permits listed in the table below are subject to the A&R JVA and are held in trust for the exclusive benefit of Aris Toroparu until such time that the GGMC and the Minister of Natural Resources of Guyana convert such permits to large scale mining licenses and issue the same in the name of Aris Toroparu.

Permit type	GS8 number	MP number	Area (Acres)	Location	Map number	Renewal anniversary
Mining Permit	A-4/MP/000	007/2004	1,123	Mazaruni	24NE	28-Apr
Mining Permit	A-4/MP/001	008/2004	1,117	Mazaruni	24NE	28-Apr
Mining Permit	A-4/MP/002	009/2004	1,200	Mazaruni	24NE	28-Apr
Mining Permit	A-4/MP/003	010/2004	1,145	Mazaruni	24NE	28-Apr
Mining Permit	A-4/MP/004	011/2004	603	Mazaruni	24NE	28-Apr
Mining Permit	A-4/MP/005	012/2004	858	Mazaruni	24NE	28-Apr
Mining Permit	A-4/MP/006	013/2004	1,098	Mazaruni	24NE	28-Apr
Mining Permit	A-4/MP/007	014/2004	997	Mazaruni	24NE	28-Apr
Mining Permit	A-4/MP/008	015/2004	1,145	Mazaruni	24NE	28-Apr
Mining Permit	A-4/MP/009	016/2004	889	Mazaruni	24NE	28-Apr
Mining Permit	A-182/MP/000	161/2014	291	Mazaruni	24NE	1-Jun
Mining Permit	A-183/MP/000	162/2014	996	Mazaruni	24NE	1-Jun
Mining Permit	A-194/MP/000	609/2014	585	Mazaruni	24NE	1-Aug
Mining Permit	A-195/MP/000	610/2014	955	Mazaruni	24NE	1-Aug
Mining Permit	A-196/MP/000	611/2014	1,119	Mazaruni	24NE	1-Aug
Mining Permit	A-95/MP/000	313/2013	1,000	Mazaruni	24NE	1-Sep
Mining Permit	A-111/MP/000	415/2013	1,026	Mazaruni	24NE	1-Oct
Mining Permit	A-116/MP/000	419/2013	449	Mazaruni	24SE	1-Oct
Mining Permit	A-117/MP/000	420/2013	686	Mazaruni	24SE	1-Oct
Mining Permit	A-40/MP/000	253/2010	1,158	Mazaruni	24SE	1-Nov
Mining Permit	A-89/MP/000	410/2013	1,132	Mazaruni	24SE/24NE	1-Nov
Mining Permit	A-1022/MP/000	171/2017	1,200	Mazaruni	24SE	27-Dec
	Total		20,772

The permits listed in the table below are subject to the Godette Agreement and are held in trust for the exclusive benefit of Aris Toroparu until such time that the GGMC and the Minister of Natural Resources of Guyana convert such permits to large scale mining licenses and issue the same in the name of Aris Toroparu.

Permit type	GS8 number	MP number	Area (Acres)	Location	Map number	Renewal anniversary
Mining Permit	G-6/MP/000	007/2003	1,190	Toroparu	24NE	9-Aug
Mining Permit	G-6/MP/001	008/2003	1,118	Toroparu	24NE	9-Aug
Mining Permit	G-6/MP/002	009/2003	962	Toroparu	24NE	9-Aug
Mining Permit	G-23/MP/000	278/2010	747	Toroparu	24NE	9-Dec
	Total		4,017

Effective date November 12, 2026	Page 182 of 185	Aris Mining Corporation

NI 43-101 Technical Report Prefeasibility Study for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana

The small claims listed in the table below are subject to the Godette Agreement and are held in trust for the exclusive benefit of Aris Toroparu until such time that the GGMC and the Minister of Natural Resources of Guyana convert such permits to large scale mining licenses and issue the same in the name of Aris Toroparu.

Permit type	HO number	Claim name	Area (Acres)	Location	Map number	Renewal anniversary
Small Claim	34/2011/041	OZ #5	1.43	Toroparu	24NE	12-Mar
Small Claim	34/2011/042	OZ #6	1.32	Toroparu	24NE	12-Mar
Small Claim	34/2011/043	OZ #7	1.67	Toroparu	24NE	12-Mar
Small Claim	34/2011/044	OZ #8	1.44	Toroparu	24NE	12-Mar
Small Claim	34/2011/045	OZ #9	1.51	Toroparu	24NE	12-Mar
Small Claim	34/2011/046	OZ #10	1.69	Toroparu	24NE	12-Mar
Small Claim	34/2011/047	OZ #11	1.8	Toroparu	24NE	12-Mar
Small Claim	34/2011/048	OZ #12	1.23	Toroparu	24NE	12-Mar
Small Claim	34/2011/049	OZ #13	1.39	Toroparu	24NE	12-Mar
	Total		13.48

The permits listed in the table below are subject to the A&R JVA and are held in trust for the exclusive benefit of Aris Toroparu until such time that the GGMC and the Minister of Natural Resources of Guyana convert such permits to large scale mining licenses and issue the same in the name of Aris Toroparu.

Permit type	GS8 number	PPMS number	Area (Acres)	Location	Map number	Renewal anniversary
Prospecting Permit	A-140/011/258/97	0090/2000	1,105	Upper Mazaruni	24NE	10-Feb
Prospecting Permit	A140/023/270/97	0091/2000	1,058	Puruni River	24NE/24SE	10-Feb
Prospecting Permit	A-140/024/271/97	0092/2000	1,180	Puruni River	24SE	10-Feb
Prospecting Permit	A-140/025/272/95	0093/2000	1,126	Puruni River	24SE	10-Feb
Prospecting Permit	A-140/026/273/97	0094/2000	957	Puruni River	24SE	10-Feb
Prospecting Permit	A-140/027/274/97	0095/2000	828	Puruni River	24SE	10-Feb
Prospecting Permit	A-140/028/0275/97	0195/2001	1,120	Puruni River	24SE	13-Mar
Prospecting Permit	A-184/000/0394/99	0264/2001	848	Puruni River	24NE	11-Mar
Prospecting Permit	A-184/002/0396/99	0266/2001	1134	Ikuk River	24NE	11-Mar
Prospecting Permit	A-185/003/0411/99	0227/2001	1,009	Puruni River	24NE	7-Mar
Prospecting Permit	A-185/007/0415/99	0330/2001	1,107	Upper Puruni	24NE	6-Mar
Prospecting Permit	A-185/008/0416/99	0331/2001	1,067	Upper Puruni	24NE	6-Mar
Prospecting Permit	A-185/013/0421/99	0333/2001	1,078	Upper Puruni	24NE	7-Mar
Prospecting Permit	A-185/014/0422/99	0334/2001	1,136	Upper Puruni	24NE	6-Mar
Prospecting Permit	A-185/015/0423/99	0335/2001	1,200	Ikuk River	24NE	6-Mar
Prospecting Permit	A-185/016/0424/99	0336/2001	649	Ikuk River	24NE	6-Mar
Prospecting Permit	A-185/019/0427/99	0339/2001	622	Upper Puruni	24NE	6-Mar
Prospecting Permit	A-185/020/0428/99	0340/2001	689	Upper Puruni	24NE	6-Mar
Prospecting Permit	A-185/021/0429/99	0341/2001	660	Upper Puruni	24NE	6-Mar
Prospecting Permit	A-185/024/0432/99	0344/2001	1,199	Ikuk River	24NE	7-Mar
Prospecting Permit	A-185/025/0433/99	0345/2001	1,067	Ikuk River	24NE	8-Mar
Prospecting Permit	A-185/026/0426/99	0346/2001	742	Putaring	24NE	8-Mar
Prospecting Permit	A-185/028/0436/99	0347/2001	1,179	Putaring	24NE	7-Mar
Prospecting Permit	A-185/029/0437/99	0348/2001	1,166	Putaring	24NE	7-Mar

Effective date November 12, 2026	Page 183 of 185	Aris Mining Corporation

NI 43-101 Technical Report Prefeasibility Study for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana

Permit type	GS8 number	PPMS number	Area (Acres)	Location	Map number	Renewal anniversary
Prospecting Permit	A-185/030/0438/99	0349/2001	1,093	Putaring	24NE	8-Mar
Prospecting Permit	A-185/031/0439/99	0350/2001	1,081	Putaring	24NE	8-Mar
Prospecting Permit	A-185/032/0440/99	0351/2001	1,200	Putaring	24NE	6-Mar
Prospecting Permit	A-185/033-0441/99	0352/2001	1,200	Putaring	24NE	6-Mar
Prospecting Permit	A-185/035/0443/99	0354/2001	1,124	Puruni River	24NE	8-Mar
Prospecting Permit	A-185/009/0417/99	0424/2001	1,190	Upper Puruni	24NE	27-May
Prospecting Permit	A-106/014/500/95	164/2000	846	Puruni River	25NW	6-Jun
Prospecting Permit	A-106/015/501/95	165/2000	1,051	Puruni River	25NW	6-Jun
Prospecting Permit	A-106/016/502/95	166/2000	936	Puruni River	25NW	6-Jun
Prospecting Permit	A-106/017/503/95	167/2000	963	Puruni River	24NE/25NW	6-Jun
Prospecting Permit	A-106/018/504/95	168/2000	953	Puruni River	24NE/25NW	6-Jun
Prospecting Permit	A-140/012/97	0467/2002	1,077	Upper Mazaruni	24NE	7-Jul
Prospecting Permit	A-140/021/268/97	0523/2001	1072	Tamakay	24NE/24SE	27-Aug
Prospecting Permit	A-184/009/99	0579/2002	819	Upper Puruni	24NE	15-Aug
Prospecting Permit	A-184/010/99	0580/2002	822	Upper Puruni	24NE	15-Aug
Prospecting Permit	A-184/011/99	0581/2002	862	Upper Puruni	24NE	15-Aug
Prospecting Permit	A-184/012/99	0582/2002	1087	Upper Puruni	24NE	15-Aug
Prospecting Permit	A-184/013/99	0583/2002	1170	Upper Puruni	24NE	15-Aug
Prospecting Permit	A-185/001/99	0577/2002	879	Upper Puruni	24NE	15-Aug
Prospecting Permit	A-185/002/99	0578/2002	1,143	Upper Puruni	24NE	14-Aug
Prospecting Permit	A-199/000/2000	620/2001	1,085	Puruni River	25NW	19-Sep
Prospecting Permit	A-199/021/2000	639/2001	1,091	Puruni River	24NE	20-Sep
Prospecting Permit	A-199/022/2000	640/2001	1021	Puruni River	24NE	20-Sep
Prospecting Permit	A-199/023/2000	641/2001	1046	Puruni River	24NE	20-Sep
Prospecting Permit	A-199/024/2000	642/2001	1008	Puruni River	24NE	20-Sep
Prospecting Permit	A-199/025/2000	643/2001	1,057	Puruni River	24NE	20-Sep
Prospecting Permit	A-140/013/97	0659/2002	1,065	Upper Puruni	24NE	6-Oct
Prospecting Permit	A-140/014/97	0660/2002	1,085	Upper Puruni	24NE	6-Oct
Prospecting Permit	A-140/018/97	0663/2002	1,035	Tamakay	24NE	6-Oct
Prospecting Permit	A-140/019/97	0664/2002	1,106	Tamakay	24NE	6-Oct
Prospecting Permit	A-140/020/97	0665/2002	1,133	Upper Puruni	24NE	6-Oct
Prospecting Permit	A-140/030/97	0667/2002	1,012	Tamakay	24NE/24SE	6-Oct
Prospecting Permit	A-185/027/99	0697/2002	868	Upper Puruni	24NE	16-Oct
Prospecting Permit	A-199/033/2000	0644/2002	1,047	Tamakay	24NE	7-Oct
Prospecting Permit	A-199/035/2000	0646/2002	721	Tamakay	24NE	7-Oct
Prospecting Permit	A-199/038/00	0649/2002	1,113	Upper Puruni	25NW	8-Oct
Prospecting Permit	A-199/039/00	0686/2002	852	Upper Puruni	25NW	8-Oct
Prospecting Permit	A-199/040/00	0687/2002	896	Upper Puruni	25NW	8-Oct
Prospecting Permit	A-218/001/2001	0678/2002	421	Tamakay	24SE	15-Oct
Prospecting Permit	A-302/001	0672/2003	389	Puruni River	24SE	5-Nov
Prospecting Permit	A-302/002	0671/2003	556	Puruni River	24SE	5-Nov
	Total		64,101

Effective date November 12, 2026	Page 184 of 185	Aris Mining Corporation

NI 43-101 Technical Report Prefeasibility Study for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana

The Small Claim permits listed in the table below are subject to the A&R JVA and are held in trust for the exclusive benefit of Aris Toroparu until such time that the GGMC and the Minister of Natural Resources of Guyana convert such permits to large scale mining licenses and issue the same in the name of Aris Toroparu.

Permit type	HO number	Claim name	Area (Acres)	Location	Map number	Renewal anniversary
Small Claim	31/1994/501	JOY #1	27	Toroparu	24NE	1-Mar
Small Claim	31/1994/502	JOY #2	27	Toroparu	24NE	1-Mar
Small Claim	31/1994/503	JOY #3	27	Toroparu	24NE	1-Mar
Small Claim	31/1994/504	JOY #4	27	Toroparu	24NE	1-Mar
Small Claim	31/1994/505	PAM #1	27	Toroparu	24NE	1-Mar
Small Claim	31/1994/506	PAM #2	27	Toroparu	24NE	1-Mar
Small Claim	31/1994/507	PAM #3	27	Toroparu	24NE	1-Mar
	Total		189

Permit type	GS8 number	PL number	Area (Acres)	Location	Map number	Renewal anniversary
Prospecting License Application	GS14:E-26	32/2013	9,570	Wynamu	16SE	Applied in Feb 2020
Prospecting License Application	GS14:E-27	33/2013	7,254	Wynamu East	16SE/17SW	Applied in Feb 2020
	Total		16,824

Effective date November 12, 2026	Page 185 of 185	Aris Mining Corporation